Form 10-K, Exhibit 13
period 1996-12-31
TRANSPRO INC
filed 1997-03-27
CIK 948844

FINANCIAL HIGHLIGHTS

(amounts in thousands except per share and employee data)

                                       1996           1995           1994           1993          1992
                                       ----           ----           ----           ----          ----
OPERATING RESULTS
Sales                                $264,095       $151,660       $118,506       $94,292       $84,024
Gross margin                           61,827         31,174         20,983        16,709        11,216
Consolidation costs                     4,389             --             --            --            --
Income from operations                 17,006         13,907         16,114         9,442         5,045
Income (loss) from joint
     venture                               --          2,495          1,368           407        (3,646)
Net income (loss)                       8,420          9,074          9,966         4,774        (1,875)
Net earnings (loss) per share*       $   1.28       $   1.38       $   1.51       $   .72       $  (.28)
Cash dividends per share             $    .20       $    .05             --            --            --

FINANCIAL CONDITION
Current ratio                            2.46           2.27           2.18          1.99          1.88
Working capital                      $ 56,161       $ 53,255       $ 17,837       $13,823       $10,737
Capital expenditures                    5,565          4,066          2,512         4,227         1,657
Net property, plant and
     equipment                         37,939         36,951         23,618        25,836        25,877
Total assets                          140,266        139,718         87,907        82,769        76,244
Debt                                   38,917         40,846         13,950        14,100        14,250
Total equity                           58,696         51,103         54,647        47,077        44,314
Number of employees                     2,139          2,001            828           832           751


* The net earnings (loss) per share for years prior to 1995 are for comparative purposes only as common shares were not issued until October 1995. Prior year data assumes average shares outstanding of 6,621,000.

         See Note 1 to Consolidated Financial Statements for a description of the transactions that occurred to form TransPro, Inc. The above table sets forth certain selected historical (1992 through 1995) financial data for the Crown and G&O divisions of the Company (formerly the Automotive and Truck Products Business of The Allen Group Inc.). Effective October 1, 1995, the financial results of GDI were reported on a fully consolidated basis. Prior to that date, TransPro's 50% ownership in GDI was reported under the equity method of accounting. Therefore the 1995 sales, gross margin and income from operations amounts in the table above include three months of GDI activity.
The number of employees includes GDI for 1995.

                                   ACTUAL        PRO FORMA      PRO FORMA
                                    1996            1995          1994
                                    ----            ----          ----
PRO FORMA OPERATING RESULTS
Sales                             $264,095       $247,342       $243,672
Gross margin                        61,827         60,001         58,617
Consolidation costs                  4,389             --             --
Income from operations              17,006         17,451         18,885
Net income                           8,420          8,565          9,588
Net earnings per share*           $   1.28       $   1.30       $   1.45


Pro Forma results include 100% of the earnings of GDI, incremental overhead costs and the additional debt associated with the GDI Redemption.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

         The consolidated financial statements of TransPro, Inc. and its subsidiaries, and all other information presented herein are the responsibility of the management of the Company. The financial statements have been prepared in accordance with generally accepted accounting principles.

         Management is responsible for the integrity and objectivity of the financial statements, including estimates and judgments reflected in them. It fulfills this responsibility primarily by establishing and maintaining accounting systems and practices adequately supported by internal accounting controls. These controls include the selection and training of management and supervisory personnel; maintenance of an organizational structure providing for delegation of authority and establishment of responsibilities; communication of requirements for compliance with approved accounting, control and business practices throughout the organization and business planning and review. However, an effective internal control system, no matter how well designed, has inherent limitations -- including the possibility of the circumvention or overriding of controls -- and, therefore, can provide only reasonable assurance with respect to financial statement preparation and such safeguarding of assets. Further, because of changes in conditions, internal control system effectiveness may vary over time. Management believes the internal accounting controls in use provide reasonable assurance that the Company's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements.

         The Audit Committee will recommend the selection of the independent public accountants who are then appointed by the Board of Directors. The independent public accountants are engaged to perform an audit of the consolidated financial statements in accordance with generally accepted auditing standards. Their report appears herein.

         The Audit Committee of the Board of Directors is comprised entirely of individuals who are not employees of the Company. This Committee meets periodically with management and the independent public accountants to review audit results.


Hank McHale
President and Chief Executive Officer


John C. Martin, III
Vice President, Treasurer, Secretary and Chief Financial Officer

Timothy E. Coyne
Vice President and Controller, Chief Accounting Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         On September 29, 1995, TransPro, Inc., (the "Company") completed a series of transactions pursuant to which the Company's sole stockholder, The Allen Group Inc. ("Allen") contributed (the "Allen Contribution") to the Company substantially all of the assets and liabilities of Allen's original equipment radiator and fabricated metal products business (the "Automotive and Truck Products Business"), as well as Allen's 50% ownership interest in GO/DAN Industries ("GDI"), a 50/50 joint venture partnership between affiliates of Allen and Handy & Harman ("H&H"). Immediately thereafter, the Company made a capital contribution (the "TransPro Contribution") to GDI in the aggregate amount of approximately $23 million. Together with approximately $2 million of borrowings made by GDI, the TransPro Contribution was used to redeem the outstanding ownership in GDI not already owned by Allen (the "GDI Redemption"), thereby making GDI a wholly owned partnership of the Company.

         In connection with the foregoing transactions, the Company also entered into a Revolving Credit and Term Loan Agreement with The First National Bank of Boston, as agent, and certain lenders named therein (the "Credit Agreement"). (See Note 8 to the consolidated financial statements for additional information.) The Company borrowed $23 million under the Credit Agreement to finance the TransPro Contribution.

         In addition, Allen effected the distribution (the "Distribution") of 100% of the outstanding shares of the Company's common stock to the holders of record of Allen's common stock as of the close of business on September 29, 1995 on the basis of one share of the Company's common stock for every four shares of Allen's common stock. As a result of the Distribution, the Company became an independent publicly-traded company.

         This Management's Discussion and Analysis of Results of Operations and Financial Condition includes the twelve months ended December 31, 1994 and the nine months ended September 30, 1995 when the Company was owned by and operated as the Automotive and Truck Products Business of Allen. During those periods, the Company's 50% ownership interest in GDI was accounted for under the equity method. Under this method, the Company's share of net earnings (losses) of GDI was included as a separate item in the consolidated statements of income of the Company. As a result of the GDI Redemption, which was accounted for under the purchase method of accounting, the financial results of GDI were reported on a fully consolidated basis with those of the Company effective October 1, 1995.

YEAR ENDED DECEMBER 31, 1996 VERSUS YEAR ENDED DECEMBER 31, 1995

         Net sales for 1996 were $264.1 million versus $151.7 million for 1995, an increase of $112.4 million or 74%. GDI was not included in the sales for the first nine months of 1995 and contributed $109.5 million of the additional sales in 1996 including $4.1 million of replacement automotive air conditioning condenser sales resulting from the acquisition of certain assets and liabilities of Rahn Industries, Inc. ("Rahn"). Sales of OEM contract manufacturing products increased $4.8 million or 6% primarily as a result of higher shipments of Crew Cabs to Ford Motor Company ("Ford"). Sales of OEM heat transfer products declined $1.9 million reflecting lower sales of heat transfer products to heavy duty truck manufacturers consistent with continued weakness in that market.

         Gross margins of 23.4% in 1996 were up from the 20.6% reported in 1995. The increase was primarily the result of the inclusion of GDI's Aftermarket sales which generally yield higher gross margins than OEM sales in order to support GDI's national Aftermarket distribution system. Margins in the OEM contract manufacturing business improved as a result of higher Crew Cab production rates. Margins in the OEM heat transfer business declined due to operating inefficiencies resulting from the relocation of the New Haven, Connecticut manufacturing to Jackson, Mississippi, coupled with costs associated with the start-up of aluminum heat transfer production in Jackson, Mississippi.

         Selling, general and administrative expenses totaled $40.4 million in 1996 versus $17.3 million in 1995. The majority of the increase is due to the inclusion in 1996 of GDI on a fully consolidated basis as well as a full twelve months of corporate office expenses in 1996 necessary to support the operation of the Company as an independent publicly-traded company. GDI's nationwide distribution system and related marketing expenses produce substantially higher selling expenses than those incurred in the OEM business.

         As more fully discussed in Note 4 to the consolidated financial statements, plant and business consolidation costs of $4.4 million were recognized in 1996. The costs result from the previously announced actions to consolidate the OEM and Aftermarket heat transfer organizations in order to increase competitiveness and profitability, close the New Haven, Connecticut OEM heat transfer plant and move such manufacturing to Jackson, Mississippi, and close the Peru, Illinois Aftermarket heat transfer plant and move such manufacturing to Mexico. The costs reflect severance and other personnel termination costs, costs to move equipment and other costs directly associated with these consolidations. The total cost of these actions is anticipated to be approximately $5.5 million on a pre-tax basis. Once completed, the ongoing annual pre-tax cost benefit of these actions is expected to be approximately $5.0 million. See "Forward-Looking Statements - Cautionary Factors" for a discussion of certain factors to consider in connection with the foregoing forward-looking statements.

         Net interest expense rose $1.8 million to $2.9 million in 1996 versus $1.1 million in 1995 due to the approximately $25.0 million in additional debt incurred for the GDI Redemption. Interest costs in 1995 were comprised of both interest on outstanding industrial revenue bonds and an allocation of interest costs from Allen, which are not necessarily indicative of the interest costs which would have been incurred if TransPro was financed independently.

         The Company's effective tax rate is comprised of the U.S. Federal income tax rate plus the estimated aggregate effective rate for state and local income taxes and was 40.4% in 1996 compared with 40.8% in 1995.

         Net income was $8.4 million or $1.28 per share in 1996 compared with $9.1 million or $1.38 per share in 1995. Excluding the effect of plant and business consolidation costs, comparable 1996 net income was $11.0 million or $1.67 per share versus $9.1 million or $1.38 per share in 1995.

YEAR ENDED DECEMBER 31, 1995 VERSUS YEAR ENDED DECEMBER 31, 1994

         In 1995, TransPro generated sales of $151.7 million, an increase of 28.0% over 1994. The inclusion of GDI on a fully consolidated basis due to the GDI Redemption resulted in incremental sales of $26.3 million during the fourth quarter of 1995. Sales excluding GDI increased 5.8% in 1995. The rate of truck production by OEMs has a direct impact on sales volume. Sales increases in 1995 in the Company's truck cab, van conversion and metal fabrication product lines are principally attributable to increased unit sales of Crew Cabs and Dual Rear Wheel assemblies ("DRWs"), which are sold to Ford as part of its family of pickup trucks, which continue to experience broad retail market acceptance. OEM heavy duty truck heat transfer product sales were lower in 1995. Refer to Note 3 to the consolidated financial statements for more information relating to business with Ford.

         Gross margins increased in 1995 from 17.7% to 20.6%, primarily as a result of the inclusion in the fourth quarter of GDI's aftermarket sales which yielded substantially higher gross margins. Offsetting this were price increases for copper and brass. Increased sales were offset by the rising costs of materials, primarily in metal commodity costs. Due to competitive pressures, price increases did not fully offset the higher costs.

         Selling, general and administrative expenses totaled $17.3 million in 1995 compared to $4.9 million in 1994. The majority of the increase is due to the inclusion of GDI in the fourth quarter of 1995. GDI's substantially higher expenses relate to its nationwide distribution system and additional marketing expenses not incurred in the OEM market. Also included in 1995 expenses are additional costs associated with TransPro becoming an independent company and establishing a corporate office.

         The equity in earnings from GDI represents the Company's 50% ownership in GDI for the nine months ended September 30, 1995. As a result of the GDI Redemption on September 29, 1995, GDI's earnings were consolidated with TransPro for the fourth quarter of the year. The equity in earnings through September 30, 1995 and the full year of 1994 were $2.5 million and $1.4 million, respectively. In 1995 and 1994, a deferred compensation program for GDI management reduced the equity in earnings by $.4 million and $1.1 million, respectively. Inventory write downs of $1.0 million in 1994 also negatively impacted the equity in earnings. The increase in earnings in 1995 and 1994 is attributable to increased sales and continued emphasis on cost reduction and manufacturing efficiencies.

         Interest expense rose to $1.5 million in 1995 compared to $1.0 million in 1994, due to the GDI Redemption which resulted in approximately $25.0 million of additional debt. Prior to the GDI Redemption, financing was through intercompany loans and advances from Allen. Interest expense was comprised of both interest on the outstanding Industrial Revenue Bonds ("IRBs") and an allocation of interest costs from Allen, which is not necessarily indicative of the interest costs incurred if the Company were financed independently.

         Interest income in 1995 reflects an increase in investment income from operations, including a former Canadian operation. Interest income in 1994 represents income on cash investments of the former Canadian operation.

         TransPro's effective tax rate was 40.8% in 1995, up 0.4% from 1994. The increase is due to higher state and local income taxes in 1995, as 1994 benefited from certain prior net loss carryforwards. Prior to 1995, the Company had been included in the Federal, state and local income tax returns of Allen.

FINANCIAL CONDITION
LIQUIDITY AND CAPITAL RESOURCES

         Prior to the GDI Redemption, the financial position of the Company and its cash flow and financial needs were intertwined with those of Allen for the periods presented. With the exception of certain industrial revenue bonds, the Company's cash flow and financial requirements had been funded to or from Allen through daily intercompany transactions.

         Immediately prior to the Distribution, the Company entered into the Credit Agreement with a group of five banking institutions. The Credit Agreement provides for unsecured borrowings or the issuance of letters of credit in an aggregate amount not to exceed $75 million. The Credit Agreement is comprised of a $50 million Revolving Credit Facility and a $25 million Term Loan. The Term Loan is payable in 20 equal quarterly installments over five years commencing December 31, 1995. The Revolving Credit Facility and Term Loan each bear interest at variable rates based on either (i) a Eurodollar loan rate, plus an applicable margin based upon the ratio of the Company's total funded debt to earnings before interest, taxes, depreciation and amortization, or (ii) the prime lending rate, at the Company's option. The Company incurred approximately $25 million of borrowings under the Term Loan in connection with the GDI Redemption and to refinance approximately $2 million of existing GDI indebtedness. Approximately $13 million of borrowings were incurred under the Revolving Credit Facility to refinance the remaining existing indebtedness of GDI. The Credit Agreement contains certain financial covenants which place limits on dividend payments in excess of $3.6 million per annum and capital expenditures in excess of 140% of the prior fiscal year's depreciation expense unless certain financial ratios are attained.

         During 1996, the Company generated $14.2 million in operating cash flows. Net income plus depreciation and amortization totaled $15.4 million. In addition, cash was generated from the collection of trade accounts receivable of $0.9 million, the repayment of miscellaneous notes receivable of $0.8 million, and the return of $0.4 million of federal tax deposits. Cash was used to reduce accounts payable and accrued expenses by $3.3 million.

         In 1995, the Company generated $18.7 million in operating cash flow primarily as a result of GDI's strong cash generation in the fourth quarter.

         Capital spending totaled $5.6 million, $4.1 million and $2.5 million in 1996, 1995 and 1994, respectively. In 1996, the Company paid $5.5 million to acquire certain assets and liabilities of Rahn. In 1995, the Company completed the GDI redemption for $23 million.

         In 1996, the Company paid dividends of $1.3 million. No dividends were paid in 1995 and 1994.

         In 1996, borrowings under the Credit Agreement declined by $1.8 million and other borrowings declined $0.2 million. During 1995, $37.7 million of borrowings were incurred under the Credit Agreement to complete the GDI Redemption and refinance approximately $15.0 million of existing GDI indebtedness.

         The future liquidity and capital needs of the Company in the near term are expected to be met from operations. The Company believes that the Credit Agreement, along with cash flow from operations, will be adequate to meet its anticipated capital expenditure and working capital requirements for the foreseeable future. The Company estimates that capital expenditures in 1997 will be above the level of depreciation.

FORWARD - LOOKING STATEMENTS - CAUTIONARY FACTORS

         Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding the Company's future business prospects, revenues, orders, sales and liquidity are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those projected or suggested in the forward-looking statements, including but not limited to: business conditions and growth in the general economy and automotive and truck business, the impact of competitive products and pricing, changes in customer and product mix, failure to obtain new customers, retain existing customers or changes in the financial stability of customers, changes in the cost of raw materials, components or finished products, and changes in interest rates. In particular, statements regarding the cost of the Company's recent plant and business consolidation actions are subject to: changes in moving costs, severance costs or other logistical costs, delays in terminating production at certain plants and moving machinery and equipment to new locations and greater than anticipated manufacturing inefficiencies during the transition period. Statements regarding the expected savings from the Company's recent plant and business consolidation actions are subject to: the actual termination of the expected number of employees, the ability to achieve expected manufacturing rates at expected levels of cost at the plants to which manufacturing has been moved and the realization of cost reductions resulting from the shut down or other disposition of vacated facilities. In addition, statements relating to when Ford moves the production of Crew Cabs and DRWs in-house are subject to decisions by Ford that are outside the control of the Company.

PRO FORMA FINANCIAL INFORMATION

         The following unaudited pro forma condensed consolidated statements of income for the years ended December 31, 1995 and 1994 reflect the effects on the historical results of the Automotive and Truck Products Business of (i) the GDI Redemption and the incurrence of approximately $25 million of indebtedness in connection therewith, (ii) the distribution of the shares of Company stock to Allen stockholders, and (iii) the addition of expenses to be incurred by the Company when operating as an independent, publicly traded business. The following pro forma condensed consolidated statements of income for the years ended December 31, 1995 and 1994 have been prepared as if the transactions described above occurred on January 1, 1994. The pro forma condensed consolidated statements of income for the years ended December 31, 1995 and 1994 are unaudited and are not necessarily indicative of the results of operations of the Company had the transactions reflected therein actually been consummated on the dates assumed and are not necessarily indicative of the results of operations that would have been obtained had the Company operated as an independent company or of the Company's future performance as an independent entity. The pro forma condensed consolidated statements of income for the years ended December 31, 1995 and 1994, and the following discussion are presented for informational purposes only. This information should be read in conjunction with the historical consolidated financial statements and the notes thereto included elsewhere in this report. This presentation is consistent with the pro forma financial information in the S-1 Registration Statement, dated September 28, 1995 relating to the spin-off of the Company.

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME

 (amounts in thousands, except per share amounts)


                                                      YEAR ENDED DECEMBER 31,

                                                           PRO FORMA        PRO FORMA
                                              ACTUAL         1995            1994
                                               1996       (UNAUDITED)     (UNAUDITED)
                                             -------       ---------       --------
Original equipment sales                     $128,254       $125,344       $118,506
Aftermarket sales                             135,841        121,998        125,166
                                             --------       --------       --------
Net sales                                     264,095        247,342        243,672
Cost of sales                                 202,268        187,341        185,055
                                             --------       --------       --------
Gross margin                                   61,827         60,001         58,617
Selling, general, and
    administrative expenses                    40,432         42,550         39,732
Plant and business consolidation costs          4,389             --             --
                                             --------       --------       --------
Income from operations                         17,006         17,451         18,885
Net interest expense                            2,886          2,983          3,038
                                             --------       --------       --------
Income before taxes                            14,120         14,468         15,847
Provision for income taxes                      5,700          5,903          6,259
                                             --------       --------       --------
Net income                                   $  8,420       $  8,565       $  9,588
                                             ========       ========       ========

Earnings per common share                    $   1.28       $   1.30       $   1.45
                                             ========       ========       ========
Average common shares
    outstanding                                 6,596          6,583          6,621
                                             ========       ========       ========

YEAR ENDED DECEMBER 31, 1996 VERSUS YEAR ENDED DECEMBER 31, 1995

         Net sales for 1996 were $264.1 million, an increase of $16.8 million or
6.8 % over 1995 sales of $247.3 million. Sales of Aftermarket heat transfer products increased $13.8 million, including $4.1 million of sales of replacement air conditioner condensers arising from the Rahn acquisition. OEM contract manufacturing sales increased $4.8 million as a result of higher shipments of Crew Cabs to Ford. Sales of OEM heat transfer products declined $1.9 million reflecting lower sales to heavy duty truck manufacturers consistent with continued weakness in that market.

         Gross margins of 23.4 % declined from the 24.3% achieved in 1995. Margins in the Aftermarket heat transfer business declined as a result of a sales channel mix change and price competition. Margins in the OEM heat transfer business were lower due to inefficiencies associated with the move of the New Haven, Connecticut manufacturing to Jackson, Mississippi and the start up of aluminum heat transfer production in Jackson, Mississippi. Margins in the OEM contract manufacturing business improved as a result of higher Crew Cab production rates.

         Selling, general and administrative ("SG&A") expenses for the year ended December 31, 1996 were $40.4 million, a decrease of $2.1 million or 5% compared with 1995. The improvement reflects unusually high SG&A costs in the third quarter of 1995 immediately preceding the spin off of the Company from Allen and in the fourth quarter of 1995 related to certain workers' compensation benefit expenses as well as more favorable experience in 1996 related to certain workers' compensation and medical benefits expenses.

         As previously discussed, the Company recorded pre-tax plant and business consolidation costs of approximately $4.4 million in 1996.

         Net interest expense was $2.9 million in 1996 compared with $3.0 million in 1995.

         The company's effective tax rate is comprised of the U.S. Federal income tax rate plus estimated state and local taxes and was 40.4% in 1996 compared with 40.8% in 1995.

YEAR ENDED DECEMBER 31, 1995 VERSUS YEAR ENDED DECEMBER 31, 1994

         Net sales of $247.3 million for 1995 increased $3.7 million or 1.5% over 1994. Strong sales related to truck Crew Cabs, van conversions and metal fabrications were partially offset by softness in sales of OEM heavy duty truck radiators as well as automotive and truck Aftermarket radiators.

         Gross margins increased slightly to 24.3% in 1995 on higher sales of Crew Cabs and van conversions which were offset in part by increases in the cost of copper and brass in the OEM heat transfer business. The Aftermarket heat transfer products gross margins were largely unchanged year to year excluding one time charges in 1994.

         Selling, general and administrative expenses increased in 1995 to $42.6 million compared to $39.7 million in 1994 primarily as 1994 benefited from the reduction of certain postretirement benefit obligations and the sale of a fiberglass business, which amounted to $2.4 million.

INFLATION

         The overall impact of the low rate of inflation in recent years has resulted in no significant impact on labor costs and general services utilized by the Company. Certain raw materials, such as copper, brass and other primary metals, used in the Company's business are generally subject to commodity pricing and variations in the market prices for such materials. The principal raw materials used by the Company in its original equipment and replacement radiator product lines are copper and brass. Although these materials are available from a number of vendors, the Company has chosen to concentrate its sources with a limited number of long-term suppliers. The Company typically executes purchase orders for its copper and brass requirements approximately three to six months prior to the actual delivery date. The purchase price for such copper and brass is established at the time such orders are placed by the Company and not at the time of delivery.

         The Company manages its metals commodity pricing by attempting to pass through any cost increases to its customers. Although the Company has been successful in passing through price increases to its customers to offset a portion of past cost increases of copper and brass, there is no assurance that the Company will continue to be successful in raising prices in the future. The Company does not use hedging transactions with respect to its metals consumption.

ENVIRONMENTAL MATTERS

         The Company is subject to federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices, and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. The Company believes it is reasonably possible that environmental related liabilities may exist with respect to an industrial site formerly occupied by the Company. Based upon environmental site assessments, the Company believes that the cost of any potential remediation for which the Company may ultimately be responsible will not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

ACQUISITIONS

         In August 1996, the Company acquired substantially all of the assets and assumed certain specified liabilities of Rahn. Rahn is a manufacturer of replacement automotive air conditioner condensers and evaporators for the Aftermarket as well as tube and fin heat exchangers for industrial applications. Rahn reported sales of $12.3 million for the twelve months ended December 31, 1995. The acquisition was accounted for as a purchase and Rahn's results of operations have been included in the consolidated financial statements from the date of acquisition. The transaction was structured with an initial purchase price of $5.3 million paid in cash at closing, with an opportunity for a maximum additional payout of $2.5 million based upon the future earnings performance of the business. In addition, approximately $0.2 million was capitalized for transaction costs incurred to complete the acquisition. The initial purchase price was financed by borrowings under the Credit Agreement. In connection with this transaction, the Company recorded $2.3 million of goodwill which is being amortized over 20 years.

OTHER MATTERS

         The Company's largest customer is Ford. The Company is the exclusive supplier of Crew Cabs and DRWs to Ford under a contract that expired on December 31, 1995. These products are manufactured at the Company's Louisville, Kentucky manufacturing facility which is dedicated solely to their production. In February 1996, Ford notified the Company that Ford plans to move production of Crew Cabs and DRWs in-house in late 1997. The Company anticipates maintaining its position as the exclusive supplier of these products to Ford until that time. However, any decisions relating to the move of Crew Cab and DRW production in-house is solely at Ford's discretion and outside the control of the Company. Accordingly, no assurance can be given that the Company will continue to supply these products until late 1997. Sales of Crew Cabs and DRWs accounted for 24% and 38% of 1996 and 1995 sales, respectively, and a significantly greater percentage of 1996 and 1995 profits.

         During 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") "Accounting for Stock-Based Compensation." SFAS No. 123 defines a fair value based method of accounting for stock options and similar equity instruments (together "Stock Compensation Plans") and allows an entity to measure compensation cost for Stock Compensation Plans under the fair value method or to continue using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees". The Company applies APB No. 25 and related interpretations in accounting for its Stock Compensation Plans. Accordingly, no compensation expense has been recognized for stock options. SFAS No. 123 requires the disclosure, if material, of pro forma compensation expense for Stock Compensation Plans, pro forma net income and pro forma earnings per share as if the fair value based method of accounting for Stock Compensation Plans was used as well as the disclosure of the method and significant assumptions used to estimate the fair value of options and similar equity instruments issued under Stock Compensation Plans. The effect of using the fair value method under SFAS No. 123 is immaterial to the Company's 1996 and 1995 net income.

                                 TRANSPRO, INC.

                        CONSOLIDATED STATEMENTS OF INCOME


(amounts in thousands, except per share amounts)

                                                               YEAR ENDED DECEMBER 31,

                                                         1996            1995            1994
                                                      --------        --------        --------
SALES                                                 $264,095        $151,660        $118,506
COST OF SALES                                          202,268         120,486          97,523
                                                      --------        --------        --------
GROSS MARGIN                                            61,827          31,174          20,983
SELLING, GENERAL, AND
    ADMINISTRATIVE EXPENSES                             40,432          17,267           4,869
PLANT AND BUSINESS CONSOLIDATION COSTS (NOTE 4)          4,389              --              --
                                                      --------        --------        --------
INCOME FROM OPERATIONS                                  17,006          13,907          16,114
EQUITY IN EARNINGS OF GDI (NOTE 7)                          --           2,495           1,368
INTEREST EXPENSE                                        (2,999)         (1,481)           (972)
INTEREST INCOME                                            113             416             217
                                                      --------        --------        --------
INCOME BEFORE TAXES                                     14,120          15,337          16,727
PROVISION FOR INCOME TAXES (NOTE 5)                      5,700           6,263           6,761
                                                      --------        --------        --------
NET INCOME                                            $  8,420        $  9,074        $  9,966
                                                      ========        ========        ========
EARNINGS PER COMMON SHARE                             $   1.28        $   1.38        $   1.51
                                                      ========        ========        ========
AVERAGE COMMON SHARES
    OUTSTANDING                                          6,596           6,583           6,621
                                                      ========        ========        ========


        The accompanying notes are an integral part of these statements.

The EPS presented for 1994 is for comparative purposes only as common shares were not issued until October 1995. The amount of shares issued in the spin-off were assumed to be outstanding for 1994.

                                 TRANSPRO, INC.

                           CONSOLIDATED BALANCE SHEETS



(amounts in thousands)

                                                                      DECEMBER 31,    DECEMBER 31,
                                     ASSETS                              1996             1995
                                                                      -----------     -----------


Current assets:
     Cash and cash equivalents                                         $    920       $     --
     Accounts receivable  (less allowances of $3,378 and $3,059)         35,936         35,692
     Inventories:
         Raw materials                                                   13,218         11,943
         Work in process                                                  8,198          8,512
         Finished goods                                                  31,513         31,086
                                                                       --------       --------
     Total inventories                                                   52,929         51,541
                                                                       --------       --------

     Deferred income tax benefit (Note 5)                                 3,343          6,338
     Other current assets                                                 1,609          1,588
                                                                       --------       --------

Total current assets                                                     94,737         95,159
                                                                       --------       --------
Property, plant and equipment:
     Land and land improvements                                             784            737
     Buildings                                                           16,395         16,861
     Machinery and equipment                                             64,820         59,799
     Leasehold improvements                                               3,491          3,157
                                                                       --------       --------
                                                                         85,490         80,554
     Less accumulated depreciation and amortization                      47,551         43,603
                                                                       --------       --------
Net property, plant and equipment                                        37,939         36,951
                                                                       --------       --------
Deferred start-up costs                                                   1,446          2,505
Goodwill (net of amortization of $50)                                     2,241             --
Other assets                                                              3,903          5,103
                                                                       --------       --------
Total assets                                                           $140,266       $139,718
                                                                       ========       ========

        The accompanying notes are an integral part of these statements.

                                 TRANSPRO, INC.

                           CONSOLIDATED BALANCE SHEETS



(amounts in thousands, except share and per share amounts)

                                                                          DECEMBER 31,  DECEMBER 31,
                                                                             1996          1995
                                                                          -----------   -----------
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                                     $ 12,207        $ 12,573
     Notes payable and current maturities
        of long-term obligations (Note 8)                                    5,000           6,450
     Accrued insurance                                                       6,011           6,820
     Accrued salaries and wages                                              5,610           5,688
     Accrued taxes                                                           2,054           2,667
     Accrued plant and business consolidation charges                        1,146              --
     Accrued expenses                                                        6,548           7,706
                                                                          --------        --------
Total current liabilities                                                   38,576          41,904
                                                                          --------        --------
Long-term liabilities:
     Long-term debt (Note 8)                                                33,917          34,396
     Retirement and postretirement obligations                               6,470           7,155
     Deferred income taxes (Note 5)                                          1,800           3,718
     Other liabilities                                                         807           1,442
                                                                          --------        --------
Total liabilities                                                           81,570          88,615
                                                                          --------        --------
Commitments and contingent liabilities (Note 9)                                 --              --
Stockholders' equity:
     Common stock, $.01 par value:                                              66              67

         Authorized 17,500,000 shares at December 31, 1996 and 1995
         6,661,139 shares issued (6,686,743 in 1995)
         6,591,835 shares outstanding (6,617,439 in 1995)
     Preferred stock, $.01 par value:                                           --              --
         Authorized 2,500,000 shares;
         none issued at December 31, 1996 and 1995
     Paid-in capital                                                        52,061          52,445
     Unearned compensation                                                    (346)           (806)
     Retained earnings                                                       8,030             928
     Translation adjustment                                                   (182)           (111)
     Adjustment for minimum pension liability                                 (933)         (1,420)
                                                                          --------        --------
Total stockholders' equity                                                  58,696          51,103
                                                                          --------        --------
Total liabilities and stockholders' equity                                $140,266        $139,718
                                                                          ========        ========

        The accompanying notes are an integral part of these statements.

                                 TRANSPRO, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

                                                                                                   YEAR ENDED DECEMBER 31,

                                                                                              1996          1995            1994
                                                                                             --------     --------        -------
Cash flows from operating activities, excluding the effects of the GDI redemption:
     Net income                                                                              $  8,420     $  9,074        $ 9,966
     Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization                                                          5,911        3,701          3,220
         Amortization of deferred start-up costs and goodwill                                   1,109          966            756
         Joint venture income                                                                      --       (2,495)        (1,368)
         Deferred income taxes                                                                   (429)        (210)        (1,182)
         Provision for losses - accounts receivable                                             1,090         (100)           150
         Settlement of postretirement benefit obligations                                          --           --         (1,365)
     Change, excluding the effects of acquisitions, in:
         Accounts receivable                                                                      919        7,525         (2,901)
         Joint venture receivable                                                                  --          857             --
         Inventory                                                                               (137)      (4,244)           (95)
         Accounts payable                                                                      (1,455)         738          2,081
         Accrued expenses                                                                      (1,813)       2,410           (855)
         Other                                                                                  1,140          524           (109)
                                                                                             --------     --------        -------
Cash provided by operating activities                                                          14,755       18,746          8,298
                                                                                             --------     --------        -------
Cash flows from investing activities:
     Redemption of GDI                                                                             --      (23,028)            --
     Capital expenditures                                                                      (5,565)      (4,066)        (2,512)
     Sales and retirements of fixed assets, net                                                   581          213          1,510
     Start-up of manufacturing facility                                                            --           --         (1,828)
     Acquisition of Rahn Industries, Inc., net of cash acquired                                (5,532)          --             --
                                                                                             --------     --------        -------

Cash used in investing activities                                                             (10,516)     (26,881)        (2,830)
                                                                                             --------     --------        -------
Cash flows from financing activities:
     Dividends paid                                                                            (1,319)          --             --
     Borrowings of long-term debt                                                               4,450       37,672             --
     Repayments of long-term debt and current maturities of long-term debt                     (6,450)     (23,891)          (150)
     Increase in receivable from The Allen Group Inc.                                              --      (11,395)        (3,107)
                                                                                             --------     --------        -------
Cash provided by  (used in)  financing activities                                              (3,319)       2,386         (3,257)
                                                                                             --------     --------        -------
Increase (decrease) in cash and cash equivalents                                                  920       (5,749)         2,211
Cash and cash equivalents:
     Beginning of year                                                                             --        5,749          3,538
                                                                                             --------     --------        -------
     End of year                                                                             $    920     $     --        $ 5,749
                                                                                             ========     ========        =======
Interest paid                                                                                $  3,150     $  1,084        $   553

Taxes paid  (net of refunds)                                                                    5,270           --             --

        The accompanying notes are an integral part of these statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

(AMOUNTS IN THOUSANDS EXCEPT
SHARE AND PER SHARE AMOUNTS)

                                                       COMMON STOCK            PAID-IN      RETAINED          BUSINESS
                                                   SHARES        VALUE         CAPITAL      EARNINGS           EQUITY
                                                  --------------------         -------      --------          --------
Balance December 31, 1993                                --         --             --             --          $ 48,810
Net income                                                                                                       9,966
Net change in amounts due from
  The Allen Group Inc.                                                                                          (3,107)
Net change in adjustment for
  minimum pension liability
                                                  ---------        ---        -------        -------          --------
Balance December 31, 1994                                --         --             --             --          $ 55,669
                                                  ---------        ---        -------        -------          --------
Net distribution costs & adjustments              6,545,605        $66        $51,611                          (55,669)
Net income after spin-off                                                                    $ 1,259
Cash dividends declared ($.05 per
  share)                                                                                        (331)
Replacement restricted stock issued                  71,834          1            834
Amortization of unearned
  compensation
Net change in translation adjustment
Net change in adjustment for
  minimum pension liability
                                                  ---------        ---        -------        -------          --------
Balance December 31, 1995                         6,617,439        $67        $52,445        $   928          $     --
                                                  ---------        ---        -------        -------          --------
Net Income                                                                                     8,420
Cash dividends declared ($.20 per
  share)                                                                                      (1,318)
Restricted stock issued                               9,463                        72
Restricted stock canceled                           (36,411)                     (416)
Stock options exercised                               1,344                         6
Amortization of unearned
  compensation
Net change in translation adjustment
Net change in adjustment for
  minimum pension liability
Other adjustments                                                   (1)           (46)
                                                  ---------        ---        -------        -------          --------
Balance December 31, 1996                         6,591,835        $66        $52,061        $ 8,030          $     --
                                                  =========        ===        =======        =======          ========

(AMOUNTS IN THOUSANDS EXCEPT                        UNEARNED     ADJUSTMENT
SHARE AND PER SHARE AMOUNTS)                          COMP.         FOR
                                                      AND         MINIMUM         TOTAL
                                                  TRANSLATION     PENSION     STOCKHOLDERS'
                                                   ADJUSTMENT    LIABILITY       EQUITY
                                                  -----------    ---------    ------------
Balance December 31, 1993                             --        $(1,733)          $47,077
Net income                                                                          9,966
Net change in amounts due from
  The Allen Group Inc.                                                             (3,107)
Net change in adjustment for
  minimum pension liability                                         711               711
                                                   -----        -------           -------
Balance December 31, 1994                                       $(1,022)          $54,647
                                                   -----        -------           -------
Net distribution costs & adjustments                                               (3,992)
Net income after spin-off                                                           1,259
Cash dividends declared ($.05 per
        share)                                        --                             (331)
Replacement restricted stock issued                $(835)                              --
Amortization of unearned
  compensation                                        29                               29
Net change in translation adjustment                (111)                            (111)
Net change in adjustment for
  minimum pension liability                                        (398)             (398)
                                                   -----        -------           -------
Balance December 31, 1995                          $(917)       $(1,420)          $51,103
                                                   -----        -------           -------
Net Income                                                                          8,420
Cash dividends declared ($.20 per
  share)                                                                           (1,318)
Restricted stock issued                              (72)                              --
Restricted stock canceled                            416                               --
Stock options exercised                                                                 6
Amortization of unearned
  compensation                                        65                               65
Net change in translation adjustment                 (71)                             (71)
Net change in adjustment for
  minimum pension liability                                         487               487
Other adjustments                                     51                                4
                                                   -----        -------           -------
Balance December 31, 1996                          $(528)       $  (933)          $58,696
                                                   =====        =======           =======



        The accompanying notes are an integral part of these statements.

                                 TRANSPRO, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY


      TransPro, Inc. (the "Company") is a manufacturer and supplier of heat transfer components and systems, and specialty metal fabrication products for a variety of aftermarket and OEM automotive, truck and off-highway equipment applications.

      On September 29, 1995, the "Company" completed a series of transactions pursuant to which the Company's sole stockholder, The Allen Group Inc. ("Allen"), contributed (the "Contribution") to the Company substantially all of the assets and liabilities of Allen's original equipment radiator and fabricated metal products business (the "Automotive and Truck Products Business"), as well as Allen's 50% ownership interest in GO/DAN Industries ("GDI"), a 50/50 joint venture partnership between affiliates of Allen and Handy & Harman ("H&H"). Immediately thereafter, Allen caused GDI to redeem the outstanding ownership interest in GDI not already owned by Allen (the "GDI Redemption"), thereby making GDI an indirect wholly owned partnership of the Company. GDI produces replacement radiators and other heat transfer products for the automotive and truck aftermarkets. The GDI Redemption was accounted for under the purchase method of accounting.

      In addition, Allen effected the distribution (the "Distribution") of 100% of the outstanding shares of the Company's common stock to the holders of record of Allen's common stock as of the close of business on September 29, 1995 (the "Record Date"). The Distribution was made on the basis of one share of the Company's common stock for every four shares of Allen's common stock outstanding on the Record Date, which resulted in the distribution of an aggregate of 6,621,349 shares of TransPro common stock.

      In connection with the foregoing transactions, the Company also entered into a Revolving Credit and Term Loan Agreement with The First National Bank of Boston, as agent, and certain lenders named therein (the "Credit Agreement").

      As a result of the Contribution, the Distribution, and the GDI Redemption, TransPro now owns the Automotive and Truck Products Business and 100% of GDI, and is an independent publicly-traded company.

      Operating results up to the date of the Distribution as presented herein include all costs directly associated with the Automotive and Truck Products Business operations, including all facilities and data processing costs, and an allocation of Allen's compensation, insurance, interest and pension plans. Results of operations do not include residual costs for certain general corporate management and public reporting functions since there is no reasonable basis to do so and any such allocation would be arbitrary. As such, these statements may not necessarily reflect the combined income (loss) that would have resulted if the Company had operated as an independent stand-alone company prior to the Distribution. As part of the Distribution, TransPro entered into agreements with Allen relating to interim administrative services, certain employee matters and other miscellaneous matters. Any agreements entered into as part of or following the Distribution are on an arm's length basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Consolidation: The Company's consolidated financial statements include the accounts of all subsidiaries. Intercompany balances and transactions have been eliminated.

      The consolidated statements of income reflect the earnings of Allen's Automotive and Truck Products Business and its 50% equity interest in GDI for each respective period. The redemption of the remaining 50% of GDI not owned by Allen was not concluded until September 29, 1995 and, therefore, GDI was reported under the equity method of accounting through that date. The reported earnings through September 29, 1995 do not include the other 50% of GDI's income, the incremental costs for TransPro to perform the necessary functions of a public company and the incremental cost of borrowings to accomplish the redemption of the other 50% of GDI. Effective October 1, 1995, the financial results of GDI were reported on a fully consolidated basis.

      Cash Equivalents: The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

      Inventories: Inventories are valued at the lower of cost (first-in, first-out method) or market.

      Property, Plant and Equipment: Property, plant and equipment is recorded at cost. Ordinary maintenance and repairs are expensed, replacements and betterments are capitalized. Land improvements, buildings and machinery are depreciated over their estimated useful lives under the straight-line method. The provision for amortization of leasehold improvements is based on the term of the lease or the estimated useful lives of the improvements, whichever is shorter. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

      Deferred Start-Up Costs: During the initial phase of major new programs or development of significant new plant facilities for which prospective sales and cost recovery are based upon long-term commitments from customers, start-up costs are deferred and amortized over the contract period.

      Goodwill: Goodwill represents the excess of cost over the fair value of assets acquired and is being amortized using the straight-line method over 20 years. On a periodic basis the Company estimates the future undiscounted cash flows of the businesses to which goodwill relates to ensure that the carrying value of such goodwill has not been impaired. The Company's existing goodwill relates to the acquisition of certain assets and liabilities of Rahn Industries in 1996.

      Impairment of Long-Lived Assets: The Company, in the event that circumstances arise that indicate that its fixed assets may be impaired, would perform an evaluation of recoverability of the assets in accordance with Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The assets' carrying value would be compared to the estimated future undiscounted cash flows of the assets to determine if a writedown is required. There were no impaired long-lived assets at December 31, 1996.

      Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the current rate of exchange, while revenues and expenses are translated at the average exchange rate during the year. Adjustments from translating foreign subsidiaries' financial statements are excluded from the results of operations and are reported as a separate component of stockholders' equity.

      Revenue Recognition: The Company recognizes revenues from product sales upon shipment to its customers.

      Research and Development: Research and development costs are charged to income as incurred.

      Financial Instruments: The Company is party to an interest rate swap agreement which involves the exchange of fixed and floating rate interest payments. The difference to be paid or received is accrued as interest rates change and is recognized over the life of the agreement as an adjustment to interest expense.

      Income Taxes: The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes," under which deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

      Earnings Per Common Share: Earnings per common share are computed by dividing net earnings by the average number of shares of common stock outstanding during the period. Stock options granted and shares to be issued under restricted stock plans would result in no material dilution of earnings.

      Use of Estimates: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 3 - SEGMENT AND BUSINESS INFORMATION

      The Company operates in one segment, "automotive and truck products."

      The Company's largest customer is Ford. During 1996 and 1995, Ford accounted for approximately 24% and 38%, respectively, of the Company's net sales and a significantly greater portion of total 1996 and 1995 profitability on both a historical and pro forma basis. The Company is the exclusive supplier of Crew Cabs and DRWs to Ford and has a manufacturing facility located near Louisville, Kentucky dedicated to such production. The Company had a five-year contract with Ford regarding such products that expired on December 31, 1995. In early 1996, the Company was notified by Ford that it plans to move production of its Crew Cab pick up truck models in-house, which is expected to occur in late 1997.

      In 1996, the Company had no other customers who individually accounted for greater than 10% of the Company's net sales. In 1995 other significant customers included PACCAR who accounted for 11% of the Company's net sales. The Company had net sales to Allen of approximately $0.7 million in 1996 and $2.9 million in 1995 for fabricated metal products used by Allen in its telecommunications and automotive emissions test businesses. The Company believes that the terms of such sales were no less favorable than what could have been achieved through arms-length negotiations. The Company expects such sales to Allen to continue in the foreseeable future.

      Exports sales from North America were below 10% in each of the years reported. The Company has a manufacturing facility in Mexico which has no sales in Mexico. Previously the Company operated a facility in Canada, which was closed in 1994.

NOTE 4 - PLANT AND BUSINESS CONSOLIDATION COSTS

      The Company recorded approximately $4.4 million in plant and business consolidation costs in 1996 resulting from the actions to consolidate the OEM and Aftermarket heat transfer organizations, close the New Haven, Connecticut OEM heat transfer product manufacturing plant and move such manufacturing to Jackson, Mississippi, and close the Peru, Illinois Aftermarket heater manufacturing plant and move such manufacturing to Mexico. The costs include severance and other personnel termination costs of approximately $2.4 million for approximately 80 employees in New Haven and for approximately 130 employees in Peru. During 1996, approximately $1.3 million was paid in connection with employee terminations and certain adjustments were made to increase severance and termination costs in the fourth quarter. Approximately $1.1 million of severance and termination costs remain on the December 31, 1996 balance sheet in accrued plant and business consolidation charges. The majority of these liabilities are expected to be paid during 1997. In addition, approximately $2.0 million was charged to plant and business consolidation costs related primarily to the movement of equipment from New Haven, Connecticut and Peru, Illinois to Jackson, Mississippi and Mexico, respectively.

NOTE 5 - INCOME TAXES

Information with respect to income taxes is as follows:

(amounts in thousands)

Provision (benefit) for income taxes:          1996            1995            1994
                                             -------         -------         -------

     Current: Federal                        $ 4,950         $ 5,134         $ 6,790
              Foreign                             --              --            (158)
              State and local                  1,178           1,339           1,311
                                             -------         -------         -------
                                               6,128           6,473           7,943
                                             -------         -------         -------

     Deferred: Federal                          (346)           (170)         (1,110)
               Foreign                            --              --             172
               State and local                   (82)            (40)           (244)
                                             -------         -------         -------
                                                (428)           (210)         (1,182)
                                             -------         -------         -------
                                             $ 5,700         $ 6,263         $ 6,761
                                             =======         =======         =======

Income before taxes:
     Domestic                                $14,120         $15,337         $16,692
     Foreign                                      --              --              35
                                             -------         -------         -------
                                             $14,120         $15,337         $16,727
                                             =======         =======         =======

             A reconciliation of the provision for income taxes at the Federal statutory rate of 35% to the reported tax provisions is as follows:

(amounts in thousands)

                                               1996          1995          1994
                                              ------        ------        ------

Provision computed at the Federal
  statutory rate                              $4,942        $5,368        $5,854
State and local income taxes, net of
  Federal income tax benefit                     713           844           694
Other                                             45            51           213
                                              ------        ------        ------
                                              $5,700        $6,263        $6,761
                                              ======        ======        ======


      Significant components of deferred income tax assets and liabilities as of December 31 are as follows:

(amounts in thousands)

                                                        1996             1995
                                                      --------         --------
Deferred tax assets:
   Inventory                                          $    313         $  1,691
   Pensions and deferred compensation                    2,090            3,096
   Postretirement benefits                                 603              630
   Allowance for bad debts                                 206            1,224
   Self insurance reserves                               1,360            1,967
   Warranty reserves                                       502              327
   Plant and business consolidation reserves               422               --
   Other                                                   525            2,239
                                                      --------         --------
      Total deferred tax assets                          6,021           11,174
                                                      --------         --------

Deferred tax liabilities:
   Depreciation                                         (2,345)            (269)
   Investment in joint venture                          (1,139)          (5,759)
   Deferred start-up costs                                (431)            (871)
   Deferred charges                                       (490)            (490)
   Other                                                   (73)          (1,165)
                                                      --------         --------
      Total deferred tax liabilities                    (4,478)          (8,554)
                                                      --------         --------

Net deferred tax assets                               $  1,543         $  2,620
                                                      ========         ========

      For Federal income tax purposes, the Contribution and Distribution (as described in Note 1) should qualify as a tax-free spin-off under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended. In connection with the spin-off, it is intended that Allen will be responsible for all Federal, state and local income and franchise tax liabilities prior to the effective date of the spin-off.

NOTE 6 - FAIR VALUES OF FINANCIAL INSTRUMENTS

      Financial Accounting Standards Board ("FASB") Statements No. 107, "Disclosure about Fair Value of Financial Instruments" and No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," are part of a continuing process by the FASB to improve information regarding financial instruments. The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instruments:

      Cash and Cash Equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

      Current Maturities of Long-Term Debt: The carrying amounts are a reasonable approximation of fair value due to the short-term maturity of these instruments.

      Long-Term Debt: The carrying amounts of the Company's long-term debt either approximate fair value or are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

      Letters of Credit: The Company utilizes letters of credit to back certain industrial revenue bonds, insurance policies and certain trade purchases. The letters of credit reflect fair value as a condition of their underlying purpose.

      Interest Rate Swap Agreements: The Company has entered into an interest rate swap agreement which has effectively fixed the interest rate on a portion of its domestic floating rate bank debt. This arrangement serves the purpose of reducing the volatility of reported results due to fluctuating short-term U.S. interest rates and of effectively providing long-term financing at costs favorable to alternative forms of fixed rate borrowings.

      Under this agreement, the Company is charged interest at a fixed rate by the counterparty, receives credit from the counterparty for interest at a variable rate based on the London Interbank Offered Rate ("LIBOR") and pays or receives the difference. At December 31, 1996 and 1995, the Company had a contract in place which served to fix the interest rate on $25 million of underlying bank debt at 6.85% to December 29, 1997. The Company's current intention is to maintain this contract through its termination date of December 29, 1997. The fair value of the swap agreement is based on market quotations.

      The counterparty to the Company's interest rate swap agreement is a major international financial institution. The Company monitors its position with, and the credit quality of, this institution and does not anticipate any losses as a result of counterparty nonperformance. Accordingly, the Company's exposure related to the interest rate swap agreement is limited to fluctuations in LIBOR.

      Concentration of Credit Risk: The Company is subject to a concentration of credit risk primarily with its trade and notes receivables. The Company grants credit to certain customers who meet pre-established credit requirements, and generally requires no collateral from its customers. Credit losses are provided for in the Company's consolidated financial statements and are well within management's expectations and industry averages. As of December 31, 1996 the Company had no other significant concentrations of credit risk.

      The carrying amounts and fair values of the Company's financial instruments at December 31, 1996 and 1995 are as follows:

(amounts in thousands)

                                         CARRYING AMOUNT          FAIR VALUE
                                         ---------------          ----------
1996
Current maturities of long-term debt            $  5,000            $  5,000
Long-term debt                                    33,917              33,917

Off balance sheet financial instruments
     Letters of Credit                            18,245              18,245
     Interest rate swap (notional amount)         25,000              25,043


1995
Current maturities of long-term debt            $  6,450            $  6,450
Long-term debt                                    34,396              34,396

Off balance sheet financial instruments
     Letters of Credit                            18,896              18,896
     Interest rate swap (notional amount)         25,000              25,000

NOTE 7 - INVESTMENT IN GDI

      Prior to September 29, 1995, the Company had a 50% investment in GDI which was reported under the equity method of accounting. As a result of the GDI Redemption, the financial results of GDI were reported on a fully consolidated basis after September 29, 1995.

      Summarized financial data for GDI is as follows:

(amounts in thousands)
                                                 1995             1994
                                                 ----             ----
Revenues                                     $121,998         $125,332
Gross margin                                   37,875           39,493
Net income                                      7,685            6,963
Current assets                                 62,744           64,954
Non-current assets                             18,220           18,870
Current liabilities                            27,414           25,059
Non-current liabilities                         1,000           10,877
Equity                                         52,550           47,888

      In 1994, net income includes the reimbursement of certain inventory price adjustments by the partners in the amount of $2,000,000. Further, in 1995 and 1994, net income excludes a charge in the amount of $794,000 and $2,206,000, respectively, for certain deferred compensation costs absorbed by the partners.

      The Company's unaudited pro forma data for 1995 and 1994 presented in Management's Discussion and Analysis of Financial Condition and Results of Operations assumes that the GDI Redemption had taken place at January 1, 1994. The pro forma data also includes estimates of related costs associated with TransPro becoming a stand alone, publicly traded business.

      GDI had the following transactions with the Automotive and Truck Products Business and Handy & Harman during 1995 and 1994.

(amounts in thousands)
                                                 1995              1994
                                                 ----              ----
Automotive and Truck Products
  Products purchased from                      $  886           $ 1,043
  Fees received for services rendered to           63                75
  Fees paid for services provided by               53                18
  Fees paid for rental of facilities from          77               103

Handy & Harman
  Fees paid for rental of facilities from         344               535

NOTE 8 - FINANCING

      In September 1995, the Company entered into the Credit Agreement with a group of five banking institutions. The Credit Agreement provides for unsecured borrowings or the issuance of letters of credit in an aggregate amount not to exceed $75 million. The Credit Agreement expires in October, 2000, and is comprised of a $50 million five year revolving credit facility (the "Revolver") and a $25 million term loan facility (the "Term Loan"). The Term Loan is payable in 20 equal quarterly installments over five years commencing December 31, 1995. The Revolver and Term Loan each bear interest at variable rates based on either
(i) a Eurodollar loan rate, plus an applicable margin based upon the ratio of the Company's total funded debt to earnings before interest, taxes, depreciation and amortization, or (ii) the prime lending rate, at the Company's option. The Credit Agreement calls for a commitment fee payable quarterly, in arrears, of
 .25% per annum on the average daily unused portion. During 1996 and the fourth quarter of 1995, $25 million of the total borrowings under the Credit Agreement were subject to the interest swap agreement (see Note 6) to fix the interest rate at 6.85%. The weighted average interest rate on all borrowings under the Credit Agreement approximated 7.19% for 1996 and 6.96% for 1995 after the effect of the interest swap agreement. The interest rate for borrowings under the Credit Agreement at December 31, 1996 and 1995 was 6.92% and 7.04%, respectively, after the effect of the interest swap agreement.

      The Company's Credit Agreement contains financial covenants which unless certain financial ratios are attained, place limits on dividend payments in excess of $3.6 million per annum and capital expenditures in excess of 140% of the prior fiscal year's depreciation expense.

      Long-term debt consisted of the following:
(amounts in thousands)

                                                  DECEMBER 31,     DECEMBER 31,
                                                     1996              1995
                                                     ----              ----
Revolver                                           $  7,650          $  3,200

Term Loan                                            18,750            25,000

Industrial revenue bonds:
   Floating rate bond due 2010                        8,000             8,000
   Floating rate bond due 2013                        5,000             5,000

Other                                                    --               200
Unamortized debt expense                               (483)             (554)
                                                   --------          --------
                                                     38,917            40,846
Less current maturities                               5,000             6,450
                                                   ========          ========
Total long-term debt                               $ 33,917          $ 34,396
                                                   ========          ========

      The floating rate industrial revenue bonds bear interest at a rate based on a short-term tax-exempt bonds index, as defined in the bonds, and which approximated 4.05% at December 31, 1996 and 4.55% at December 31, 1995. The average interest rate for all industrial revenue borrowings approximated 3.52% during 1996 and 3.81% during 1995.

      Long-term debt (excluding the unamortized debt expense) at December 31, 1996 matures during the following years:

(amounts in thousands)

      1997             $   5,000
      1998                 5,000
      1999                 5,000
      2000                11,400
      2001                    --
      Thereafter          13,000

NOTE 9 - COMMITMENTS AND CONTINGENCIES


      The Company's leases consist primarily of manufacturing and distribution facilities and equipment and expire principally between 1997 and 2001. A number of leases require that the Company pay certain executory costs (taxes, insurance, and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases approximated $3,907,000 in 1996, $1,621,000 in 1995 and $883,000 in 1994. Future minimum payments under noncancelable leases as of December 31, 1996 were as follows:

(amounts in thousands)

1997             $ 3,666
1998               2,828
1999               2,020
2000               1,584
2001                 142
                 -------
Total            $10,240
                 =======

      The Company is self-insured for health care, workers compensation, general liability and product liability up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under its workers compensation and liability policies and has reserved approximately $6.0 million to pay such claims. As a condition of insurability, the Company has provided letters of credit totaling $3.6 million.

      Various legal actions are pending against or involve the Company with respect to such matters as product liability, casualty claims and employment related claims. In the opinion of management, after review and consultation with counsel, the aggregate liability, if any, that ultimately may be incurred in excess of amounts already provided should not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

      The Company has a Key Employee Severance Policy and has entered into severance agreements with senior key employees in order to provide financial assistance if employment with the Company is terminated under the circumstances set forth in the policy and the agreements. The policy and agreements provide for formalized severance benefits in the event of non-voluntary termination.

      The Company is subject to Federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. The Company believes it is reasonably possible that environmental related liabilities may exist with respect to one industrial site formerly occupied by the Company. Based upon environmental site assessments, the Company believes that the cost of any potential remediation for which the Company may ultimately be responsible will not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

      The Company had approximately 2,100 employees at December 31, 1996. Of these employees, approximately 1,100 were covered by collective bargaining agreements which expire at different times. The Company has successfully renegotiated 20 collective bargaining agreements over the last six years with only two work stoppages - a two week stoppage in 1992 and a three week stoppage in 1994. The Company feels labor relations are good, but there can be no assurance that work stoppages will not occur in the future.

NOTE 10 - STOCK COMPENSATION PLANS

      The Company's 1995 Stock Plan (the "Stock Plan") provides for the granting of stock options and restricted shares of Common Stock to key employees. Awards of restricted shares may be in lieu of or in addition to grants of stock options under the Stock Plan. The total number of shares of Common Stock with respect to which stock options may be granted and restricted shares may be awarded under the Stock Plan shall not exceed 600,000. At December 31, 1996, 361,822 common shares were reserved for stock options and restricted shares under the Stock Plan.

STOCK OPTIONS

      Options have been granted for periods of ten years at prices equal to the market price on the date of grant. Options are exercisable cumulatively at the rate of 50% two years from the date of grant, 75% three years from the date of grant, and 100% four years from the date of grant. Information regarding transactions under the stock option section of the Stock Plan is as follows:

                                                                 OPTION PRICE RANGE
                                                       ---------------------------------------
                                        NUMBER OF                      WEIGHTED
EMPLOYEE STOCK OPTIONS                   OPTIONS           LOW          AVERAGE         HIGH
----------------------                   -------           ---          -------         ----
Outstanding at December 31, 1994              --              --             --             --
Replacement options granted              163,147          $3.730        $ 7.430        $ 8.610
New options granted                       56,250          $9.750        $10.889        $11.750
                                         -------
Outstanding at December 31, 1995         219,397          $3.730        $ 8.320        $11.750
Granted                                  166,225          $7.500        $ 7.556        $ 8.125
Exercised                                 (1,344)         $4.680        $ 4.680        $ 4.680
Canceled                                 (68,686)         $4.680        $ 7.377        $ 8.610
                                         -------
Outstanding at December 31, 1996         315,592          $3.730        $ 8.137        $11.750
                                        ========         =======        =======        =======

Exercisable at December 31, 1996          30,911          $5.870        $ 6.165        $ 8.150
                                        ========         =======        =======        =======

      Options for 163,147 shares were granted in 1995 as replacement options for former Allen employees currently employed by TransPro. These options are exercisable cumulatively at the rate of 50% two years from the date of the original Allen grant, 75% three years from the date of the original grant and 100% four years from the date of the original grant. The prices were calculated based on the exercise price of the canceled Allen stock options.

      There were no options exercised during 1995 and there were no options exercisable at December 31, 1995.

RESTRICTED STOCK AWARDS

      Restricted stock awarded in 1996 vests four years from the date of the award. Restricted stock awarded in 1995 and outstanding at December 31, 1995 represents replacement restricted shares for former Allen employees currently employed by TransPro. These replacement shares vest over time in accordance with original Allen vesting schedules. The vesting of some of these replacement shares may be accelerated when the Company's average earnings per common share over three consecutive fiscal years equal or exceed specified target levels.

RESTRICTED STOCK AWARDS

Outstanding at December 31, 1994             --
Replacement shares awarded               71,834
                                        -------
Outstanding at December 31. 1995         71,834
Awarded                                   9,463
Vested                                   (2,651
Canceled                                (36,411)
                                        -------
Outstanding at December 31, 1996         42,235
                                        =======

      Unearned compensation, representing the fair value of the restricted shares at the date of the award, is charged to income over a four year period beginning when the stock is issued, or over the period of actual vesting of such shares, whichever period is shorter.

      Compensation expenses with respect to all restricted shares amounted to $73,000 in 1996 and $126,000 in 1995.

NONEMPLOYEE DIRECTORS STOCK OPTION PLAN

      The Board of Directors of the Company adopted the Directors Plan on September 14, 1995. The purpose of the Directors Plan is to attract, retain and compensate highly qualified individuals who are not current employees of the Company as members of the Board of Directors of the Company and to enable them to increase their ownership of shares of Common Stock.

      The total number of shares of Common Stock with respect to which options may be granted under the Directors Plan may not exceed 100,000 shares.

      The purchase price per share of Common Stock for which each option is exercisable will be equal to 100% of the fair market value of the Common Stock covered thereby on the date of grant. Subject to certain acceleration provisions, each option granted under the Directors Plan will be exercisable 50% after two years from date of grant, 75% after three years from date of grant and 100% after four years from date of grant. Options granted under the Directors Plan will expire 10 years from the date of grant.

Information regarding transactions under the Directors Stock Option Plan is as follows:

                                                              OPTION PRICE RANGE
                                                     --------------------------------------
                                      NUMBER OF                     WEIGHTED
DIRECTOR STOCK OPTIONS                 OPTIONS          LOW          AVERAGE         HIGH
----------------------                 -------          ---          -------         ----

Outstanding at December 31, 1994            --             --             --             --
Granted                                 35,000         $9.625        $10.700        $11.750
                                        ------
Outstanding at December 31, 1995        35,000         $9.625        $10.700        $11.750
Granted                                 10,700         $8.375        $ 8.375        $ 8.375
                                        ------
Outstanding at December 31, 1996        45,700         $8.375        $10.156        $11.750
                                        ======        =======        =======        =======

      At December 31, 1996 and 1995, the Company had 54,300 and 65,000 shares, respectively, reserved for future grants of stock options under the Directors Plan. There were no options exercised during 1996 and 1995 and there were no options exercisable at December 31, 1996 and December 31, 1995.

ACCOUNTING CHANGES - STOCK-BASED COMPENSATION


      During 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") "Accounting for Stock-Based Compensation." SFAS No. 123 defines a fair value based method of accounting for stock options and similar equity instruments (together "Stock Compensation Plans") and allows an entity to measure compensation cost for Stock Compensation Plans under the fair value method or to continue using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees." The Company applies APB No. 25 and related interpretations in accounting for its Stock Compensation Plans. Accordingly, no compensation expense has been recognized for stock options. SFAS No. 123 requires the disclosure, if material, of pro forma compensation expense for Stock Compensation Plans, pro forma net income and pro forma earnings per share as if the fair value based method of accounting for Stock Compensation Plans was used as well as the disclosure of the method and significant assumptions used to estimate the fair value of options and similar equity instruments issued under Stock Compensation Plans. The effect of using the fair value method under SFAS No. 123 is immaterial to the Company's 1996 and 1995 net income.

NOTE 11 - STOCKHOLDER RIGHTS PLAN

      On September 14, 1995, the Board of Directors adopted a stockholder rights plan (the "Rights Plan"), under which one Right was issued and distributed for each share of Common Stock. The Rights Plan is intended to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer what the Company believes to be an adequate price to all shareholders. Each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at a price of $60.00 per one one-hundredth of a share of Series A Preferred Stock subject to adjustment. The description and terms of the Rights is set forth in a Rights Agreement between the Company and The First National Bank of Boston, as Rights Agent.

      The Rights will become exercisable only if a person or group acquires or obtains the right to acquire beneficial ownership of 20% or more of the outstanding shares of Common Stock (an "Acquiring Person") or 10 days (or such later date as the Company's Board of Directors may determine) following the commencement by a person or group of a tender or exchange offer which would result in such person or group becoming an Acquiring Person. The earlier of such dates is called the "Rights Distribution Date." Until the Rights Distribution Date, the Rights will be evidenced by the certificates for shares of Common Stock. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the later of the Rights Distribution Date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.

NOTE 12 - RETIREMENT PLANS

      The Company has noncontributory defined benefit pension plans covering the majority of its full-time U.S. employees. Salaried employees at the Company's Crown and G&O operations and hourly employees at the Company's Kentucky plant, participated in Allen's non-contributory Corporate Retirement Plan (the "Allen Plan") which provided benefits based on years of service and compensation during the ten-year period prior to retirement. The Company has established a mirror plan (the "Mirror Plan") and the assets and liabilities attributable to the TransPro employees have been transferred into the Mirror Plan from the Allen Plan. Other plans covering hourly employees provide benefits of specified amounts for each year of service. Non-Union employees at the Company's GDI operations are covered by a cash balance defined benefit plan. The Company maintains a nonqualified retirement plan to supplement benefits for designated employees whose pension plan benefits are limited by the provisions of the Internal Revenue Code. It is the Company's policy to make contributions to qualified retirement plans sufficient to meet the minimum funding requirements of applicable laws and regulations.

      The assets of the plans consist principally of equity securities, fixed income instruments and investment contracts with insurance companies.

      The Company has recorded an additional minimum liability at the end of each year representing the excess of the accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities. To the extent possible, the liabilities have been offset by intangible assets representing unrecognized prior service costs. The balance of the liability at the end of the period is reported as a separate reduction of stockholders' equity, net of tax benefits.

      Amounts are summarized as follows:
      (amounts in thousands)

                                                               DECEMBER 31,
                                                         1996              1995
                                                         ----              ----

Additional minimum liability                            $2,600            $3,295
                                                        ======            ======

Intangible assets                                       $1,032            $  929
Reduction of stockholders' equity                       $  933            $1,420
Tax benefits                                            $  635            $  946

      Net periodic pension cost for the Company's plans is summarized as follows: (amounts in thousands)

                                                                 YEAR ENDED DECEMBER 31,
                                                          1996            1995            1994
                                                        -------         -------         -------
Service cost for benefits earned during the year        $   941         $   637         $   300
Interest cost on the projected benefit                    1,693           1,079             709
  obligation
Actual (return) on plan assets                           (2,283)         (1,859)           (246)
Settlement costs                                             --              --              35
Net amortization and deferral                               707             989            (223)
                                                        -------         -------         -------
Net periodic pension cost                               $ 1,058         $   846         $   575
                                                        =======         =======         =======

      In 1996, the Company closed its G&O New Haven, Connecticut manufacturing operation and moved the work to G&O's manufacturing operation in Jackson, Mississippi. As a result of this action, pension curtailment losses and costs for the termination of benefits of $270,000 were recorded in 1996. This amount was recorded as part of the 1996 plant and business consolidation costs and is not included in the 1996 amounts above.

      The 1995 net periodic pension cost includes three months of expense when the Company maintained the Mirror Plan. The 1995 amounts above also include the GDI Plan for the full year although only GDI's fourth quarter pension expense of $89,000 was included in the Company's operating expenses.

      In 1996, 1995, and 1994 GDI contributed $141,000, $139,000, and $171,000, respectively, to multi-employer pension plans covering certain union employees based on a stated amount per hour. These contributions are deposited directly to the trustee and are not included in the net periodic pension cost amounts presented above. In addition, the net periodic pension costs presented above do not include approximately $29,000 and $93,000 charged to the Company by Allen in 1995 and 1994 respectively, for participation in the Allen Plan.

      The following table sets forth the Company's plans' combined funded status and amounts recognized in the Company's consolidated balance sheet.

                                                    DECEMBER 31, 1996                   DECEMBER 31, 1995
                                                    -----------------                   -----------------

                                              ACCUMULATED      ASSETS EXCEED       ACCUMULATED    ASSETS EXCEED
                                                BENEFITS        ACCUMULATED          BENEFIT       ACCUMULATED
(amounts in thousands)                        EXCEED ASSETS       BENEFITS        EXCEED ASSETS     BENEFITS
                                              -------------       --------        -------------     --------
Actuarial present value of benefit
   obligations:
      Vested benefit obligation                  $ 11,769         $ 12,620         $ 11,796         $  9,941
      Non-vested benefit obligation                   478              830              157              671
                                                 --------         --------         --------         --------
Accumulated benefit obligation                     12,247           13,450           11,953           10,612
Effect of proposed compensation increases              82              873               --            1,318
                                                 --------         --------         --------         --------
Projected benefit obligation                       12,329           14,323           11,953           11,930
Plan assets at fair value                           9,092           13,584            8,571           11,140
                                                 --------         --------         --------         --------
Deficiency of plan assets over
   projected benefit obligation                    (3,237)            (739)          (3,382)            (790)
Loss due to actuarial experience varying
   from actuarial assumptions                       1,740           (1,597)           2,597           (1,243)
Prior service cost not yet recognized
   in pension cost                                  1,058              (46)             571              (44)
Unrecognized net transition (asset) liability        (118)            (126)             127             (150)
Adjustment to recognize minimum liability          (2,600)              --           (3,295)              --
                                                 --------         --------         --------         --------
Prepaid (accrued) pension cost
   recognized in the consolidated balance sheet  $ (3,157)        $ (2,508)        $ (3,382)        $ (2,227)
                                                 ========         ========         ========         ========


      The measurement date for each plan is December 31, except for the GDI hourly defined benefit plan whose measurement date is November 30.

      The projected benefit obligation for all plans was determined using the following assumptions:

                                                            DECEMBER 31,
                                                      1996               1995
                                                      ----               ----
Weighted average discount rate                     7.50-7.75%        7.00-7.25%
Rate of increase in compensation levels                 4.50%             4.50%
Expected long-term rate of return on assets             9.00%        7.50-9.00%


401 (k) INVESTMENT PLANS


      Under the Company's 401(k) Plans, substantially all of the Company's non-union employees are eligible to save, by payroll deductions, a portion of their salaries. Effective January 1, 1996, the amount saved may be invested in the Company's Common Stock. Depending upon the Plan, the Company matches certain percentages of the amounts saved by the employees. The Company's matching contribution to the 401(k) Plans was approximately $376,000 in 1996, $149,000 in 1995 and $62,000 in 1994.

NOTE 13 - POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

      The Company provides health care and life insurance benefits for certain retired employees who reach retirement age while working for the Company.

      The Company accounts for the cost of its postretirement health care and life insurance benefits in accordance with Statement of Financial Accounting Standards No. 106 ("SFAS No. 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires that the Company accrue for such postretirement benefits based on actuarially determined costs recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify for these benefits.

      The components of the expense for postretirement health care and life insurance benefits are as follows:

(amounts in thousands)

                                                     YEAR ENDED DECEMBER 31,
                                                1996         1995           1994
                                                ----         ----           ----
Service cost for benefits earned
    during the year                             $  50        $  71         $ 166
Interest cost on accumulated
    postretirement benefit obligation             109          146           235
Net amortization                                   27           (6)           50
                                                -----        -----         -----
Net periodic postretirement benefit
    cost                                        $ 186        $ 211         $ 451
                                                =====        =====         =====

      In 1996, the Company closed its G&O New Haven, Connecticut manufacturing operation and moved the work to the G&O manufacturing operation in Jackson, Mississippi. As a result of this action, curtailment gains of $181,000 were recorded in 1996. This amount was recorded as part of the 1996 plant and business consolidation costs and are not included in the 1996 amounts above.

      The components of the accumulated postretirement benefit obligation (all of which are unfunded) are as follows:

(amounts in thousands)

                                                          DECEMBER 31,
                                                      1996           1995
                                                      ----           ----

Retirees                                             $   756        $   822
Fully eligible active plan participants                   12             93
Other active plan participants                           454          1,606
Unrecognized net gain (loss)                             287           (945)
                                                     -------        -------
Accumulated postretirement benefit obligation        $ 1,509        $ 1,576
                                                     =======        =======

      The accumulated postretirement obligation was determined using the following assumptions:

(dollars in thousands)

                                                              DECEMBER 31,
                                                          1996           1995
                                                          ----           ----
Weighted average discount rate                            7.5%            7.0%
Health care cost trend rate for next year                 9.6%           10.0%
Health care trend rate decreases .4% per
 year (1996 and 1995) until ultimate rate
 achieved in year                                         2010            2010
Ultimate health care cost trend rate                      5.0%            5.0%
Effect of a 1% increase in the assumed
 health care cost trend rate on the
 accumulated postretirement benefit obligation
 at year end                                              $44            $181
Effect of a 1% increase in the assumed
 health care cost trend rate on the
 aggregate of service and interest cost
 components of the net periodic
 postretirement benefit cost during the year              $12            $ 19

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

(amounts in thousands, except per share amounts)

                                                  YEAR ENDED DECEMBER 31, 1996
                                     ----------------------------------------------------
                                     1st Qtr        2nd Qtr        3rd Qtr        4th Qtr
                                     -------        -------        -------        -------

Sales                                $58,338        $69,849        $72,501        $63,407
Gross margin                         $13,827        $16,889        $16,419        $14,692

Net income                           $ 1,290        $ 2,886        $ 3,240        $ 1,004

Net earnings per common share        $   .20        $   .43        $   .49        $   .16
Market price of common stock:
   High                              $    11        $ 8 3/4        $ 8 3/8        $ 9 1/4
   Low                               $ 6 1/4        $ 6 3/4        $ 5 1/2        $ 6 3/4

                                                  YEAR ENDED DECEMBER 31, 1995
                                     ----------------------------------------------------
                                     1st Qtr        2nd Qtr        3rd Qtr        4th Qtr
                                     -------        -------        -------        -------
Sales                                $33,495        $33,145        $28,690        $56,330
Gross margin                         $ 6,364        $ 6,370        $ 3,969        $14,471
Net income                           $ 2,580        $ 3,311        $ 1,924        $ 1,259
Net earnings per common share        $   .39        $   .50        $   .29        $   .20
Market price of common stock:
   High                                                                           $11 3/4
   Low                                                                            $ 8 7/8

      The EPS presented are for comparative purposes only as common shares were not issued until October 1995.

      The above table summarizes quarterly financial information for 1996 and 1995. In management's opinion, all adjustments (which include only normal recurring adjustments) necessary to present fairly the information for such quarters have been reflected above.

NOTE 15 - ACQUISITIONS

      In August 1996, the Company acquired substantially all of the assets and assumed certain specified liabilities of Rahn. Rahn is a manufacturer of replacement automotive air conditioner condensers and evaporators for the Aftermarket as well as tube and fin heat exchangers for industrial applications. Rahn reported sales of $12.3 million for the twelve months ended December 31, 1995. The acquisition was accounted for as a purchase and Rahn's results of operations have been included in the consolidated financial statements from the date of acquisition. The transaction was structured with an initial purchase price of $5.3 million paid in cash at closing, with an opportunity for a maximum additional payout of $2.5 million based upon the future earnings performance of the business. In addition, approximately $0.2 million was capitalized for transaction costs incurred to complete the acquisition. The initial purchase price was financed by borrowings under the Credit Agreement. In connection with this transaction, the Company recorded $2.3 million of goodwill which is being amortized over 20 years.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of TransPro, Inc.

      We have audited the accompanying consolidated balance sheets of TransPro, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TransPro, Inc. and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P.
Hartford, Connecticut
February 13, 1997

C O R P O R A T E  I N F O R M A T I O N


STOCK EXCHANGE LISTING                   ANNUAL STOCKHOLDERS' MEETING

Common stock:                            The Annual Meeting of
New York Stock Exchange                  Stockholders will be held at
Ticker  Symbol:  TPR                     11:00 AM on
                                         April 23, 1997 at the
                                         Omni Berkshire Place Hotel
REGISTRAR & TRANSFER AGENT               21 East 52nd Street
                                         New York, New York
Bank of Boston
c/o  Boston EquiServe
PO Box 8040                              FORM 10-K OR ADDITIONAL INFORMATION
Boston, Massachusetts
02266-8040
1-800-733-5001                           If you are requesting the 1996 Annual
                                         Report, Form 10-K or other written
                                         information, please phone 203-401-6450.
COUNSEL

Wiggin & Dana                            STOCKHOLDERS
New Haven, Connecticut
                                         As of March 3, 1997, TransPro, Inc.
                                         had 6,591,835 shares of common stock
INDEPENDENT ACCOUNTANTS                  outstanding owned by 1,496 holders of
                                         record.
Coopers & Lybrand L.L.P.
Hartford, Connecticut
                                         CORPORATE OFFICE
ANNUAL REPORT DESIGN
                                         TransPro, Inc.
Donaldson Makoski, Inc.                  100 Gando Drive
Farmington, Connecticut                  New Haven, Connecticut 06513
                                         203-401-6450
INVESTOR RELATIONS FIRM

Morgen-Walke Associates, Inc.
New York, New York

BOARD OF DIRECTORS                          CORPORATE OFFICERS

William J. Abraham, Jr.                     Hank McHale
Partner                                     President and Chief Executive
Foley & Lardner
                                            John C. Martin, III
Barry R. Banducci                           Vice President, Treasurer, Secretary
Chairman of the Board                       and Chief Financial Officer
TransPro, Inc.
                                            Jeffrey L. Jackson
Philip Wm. Colburn                          Vice President, Human Resources
Chairman of the Board
Allen Telecom Inc.                          Timothy E. Coyne
                                            Vice President, Controller
Paul R. Lederer                             and Assistant Secretary
President and Chief Operating Officer
Fel-Pro, Inc.

Hank McHale
President and Chief Executive Officer
TransPro, Inc.

Sharon M. Oster
Frederic D. Wolfe Professor of
Management and Entrepreneurship
Yale University School of Management

F. Alan Smith
Former Executive Vice President
General Motors Corporation