Form 10-K, Exhibit 13
period 1997-12-31
TRANSPRO INC
filed 1998-03-31
CIK 948844

                                                                      EXHIBIT 13
FINANCIAL HIGHLIGHTS

(amounts in thousands except per share, current ratio and employee data)

                                         1997           1996           1995           1994           1993
                                       --------       --------       --------       --------       --------
OPERATING RESULTS
Sales                                  $288,866       $264,095       $151,660       $118,506       $ 94,292
Gross margin                             66,684         61,827         31,174         20,983         16,709
Plant and business consolidation
      and closure costs                   3,958          4,389             --             --             --
Income from operations                   16,448         17,006         13,907         16,114          9,442
Income from joint
     venture                                 --             --          2,495          1,368            407
Net income                                7,875          8,420          9,074          9,966          4,774
Basic and diluted earnings per share*  $   1.20       $   1.28       $   1.39       $   1.51       $    .72


Cash dividends per share               $    .20       $    .20       $    .05             --             --


FINANCIAL CONDITION
Current ratio                              2.65           2.46           2.27           2.18           1.99
Working capital                        $ 63,465       $ 56,161       $ 53,255       $ 17,837       $ 13,823
Capital expenditures                      7,214          5,565          4,066          2,512          4,227
Depreciation expense                      6,627          5,911          3,701          3,220          3,247
Net property, plant and
     equipment                           36,752         37,939         36,951         23,618         25,836
Total assets                            144,540        140,266        139,718         87,907         82,769
Debt                                     37,838         38,917         40,846         13,950         14,100
Total equity                             65,015         58,696         51,103         54,647         47,077
Number of employees                       2,322          2,139          2,001            828            832

* The basic and diluted earnings per share for years prior to 1995 are for comparative purposes only as common shares were not issued until October 1995 and assumes average shares outstanding of 6,621,000.

                  See Note 1 to Consolidated Financial Statements for a description of the transactions that occurred to form TransPro, Inc. The above table sets forth certain selected historical (1993 through 1995) financial data for the Crown and G&O divisions of the Company (formerly the Automotive and Truck Products Business of The Allen Group Inc.). Prior to October 1, 1995, the date on which the financial results of GDI were reported on a fully consolidated basis, TransPro's 50% ownership in GDI was reported under the equity method of accounting. Therefore the 1993 and 1994 sales, gross margin and income from operations amounts in the table above do not include GDI and the 1995 sales, gross margin and income from operations amounts in the table above include only three months of GDI activity. The number of employees includes GDI for 1995.

                                             ACTUAL         ACTUAL       PRO FORMA
                                              1997           1996           1995
                                            --------       --------       --------
(Amounts in thousands, except
per share data)
PRO FORMA OPERATING RESULTS
Sales                                       $288,866       $264,095       $247,342
Gross margin                                  66,684         61,827         60,001
Plant and business consolidation
      and closure costs                        3,958          4,389             --
Income from operations                        16,448         17,006         17,451
Net income                                     7,875          8,420          8,565
Basic and diluted earnings per share*       $   1.20       $   1.28       $   1.32


Pro Forma results include 100% of the earnings of GDI, incremental overhead costs and the additional debt associated with the GDI Redemption. See Management's Discussion and Analysis of Financial Condition and Results of Operations - Pro Forma Financial Information for a further discussion of pro forma operating results.

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


Timothy E. Coyne
Vice President, Controller and Assistant Secretary
Chief Accounting Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

                  TransPro, Inc. (the "Company") is a manufacturer and supplier of heat transfer components and systems, and fabricated metal products for a variety of Aftermarket and OEM automotive, truck and specialty industrial equipment applications.

                  On September 29, 1995, the Company completed a series of transactions pursuant to which the Company's sole stockholder, Allen Telecom Inc. (formerly The Allen Group Inc. ("Allen") contributed (the "Allen Contribution") to the Company substantially all of the assets and liabilities of Allen's original equipment radiator and fabricated metal products business (the "Automotive and Truck Products Business"), as well as Allen's 50% ownership interest in GO/DAN Industries ("GDI"), a 50/50 joint venture partnership between affiliates of Allen and Handy & Harman. Immediately thereafter, the Company made a capital contribution (the "TransPro Contribution") to GDI in the aggregate amount of approximately $23 million. Together with approximately $2 million of borrowings made by GDI, the TransPro Contribution was used to redeem the outstanding ownership in GDI not already owned by Allen (the "GDI Redemption"), thereby making GDI a wholly owned partnership of the Company.

                  In connection with the foregoing transactions, the Company also entered into a Revolving Credit and Term Loan Agreement with the First National Bank of Boston, as agent, and certain lenders named therein (the "Credit Agreement"). (See "Financial Condition, Liquidity and Capital Resources" and Note 9 to the consolidated financial statements for additional information.) The Company borrowed $23 million under the Credit Agreement to finance the TransPro Contribution.

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

                  This Management's Discussion and Analysis of Financial Condition and Results of Operations includes the twelve months ended December 31, 1995, the first nine months of which the Company was owned by and operated as the Automotive and Truck Products Business of Allen and the Company's 50% ownership interest in GDI was accounted for under the equity method. Under this method, the Company's share of net earnings of GDI was included as a separate item in the consolidated statements of income of the Company. As a result of the GDI Redemption, which was accounted for under the purchase method of accounting, the financial results of GDI were reported on a fully consolidated basis with those of the Company effective October 1, 1995.

YEAR ENDED DECEMBER 31, 1997 VERSUS YEAR ENDED DECEMBER 31, 1996

                  Net sales for 1997 increased 9% to $288.9 million compared with $264.1 million for 1996. Sales of Aftermarket heat transfer products increased $7.4 million or 6% reflecting a full year's inclusion of replacement automotive air conditioning condenser sales from the August 1996 acquisition of Rahn Industries ("Rahn"), coupled with higher sales of other Aftermarket heat transfer products. Sales of OEM contract fabricated metal products increased $14.6 million or 16% reflecting the impact of a large van conversion order from Ford Motor Company ("Ford") for the United States Postal Service delivery fleet, slightly higher sales of Crew Cabs and Dual Rear Wheel ("DRW") components to Ford due to higher daily shipment rates in 1997 compared with 1996 and an increase in sales of other OEM contract fabricated metal products, primarily to telecommunications customers. Sales of OEM heat transfer products increased $2.8 million or 8% from the levels of a year ago as a result of higher volume to off highway and specialty vehicle customers.

                  Gross margins of 23.1% in 1997 were lower than the 23.4% achieved last year. The OEM heat transfer products business experienced significant negative gross margins in 1997 as a result of continued operating inefficiencies related to the relocation and consolidation of heavy duty radiator manufacturing operations into the Jackson, Mississippi facility. These operating inefficiencies have exceeded the Company's original estimates and have persisted for a longer period of time than anticipated. As a result, the cost savings goals related to the plant consolidations in the OEM heat transfer products business were not realized in 1997. In the Aftermarket heat transfer business, margins declined reflecting the impact of price competition which was offset by lower copper costs as well as higher expenses associated with the move of heater production to Mexico and higher repairs and maintenance expenses. Gross margins in the OEM contract fabricated metal products business improved due to the successful fulfillment of the Ford Postal Service order and better manufacturing efficiencies resulting from cost reduction programs coupled with higher overhead absorption related to higher sales of fabricated metal components to telecommunications customers and the additional component production volume for the Ford Postal Service order.

                  Selling, general and administrative expenses ("S,G&A") in 1997 increased $5.8 million or 14% over 1996 as a result of increases in Aftermarket heat transfer business S,G&A related to the inclusion of the Rahn business for a full year in 1997 which added approximately $1.1 million of incremental cost, additional warehousing and freight costs of approximately $0.9 million related to higher inventory levels, the cost of additional sales personnel in the industrial core products and national accounts areas which amounted to approximately $0.2 million and incremental expenses of approximately $0.3 million associated with the conversion of several agents to Company branches in certain markets. In addition, the allowance for doubtful accounts in the Aftermarket heat transfer business was increased by approximately $0.8 million as the result of the bankruptcy filing of a large customer. Corporate Office expenses increased as a result of absorbing the carrying costs of approximately $0.3 million of unoccupied manufacturing space in New Haven as a result of the consolidation of heavy duty radiator production into Jackson, Mississippi as well as reflecting an adjustment of approximately $1.1 million to reduce the accrued Workers' Compensation liability in 1996.

                  The Company recorded $4.0 million in plant and business consolidation and closure costs in 1997, of which $3.2 million was associated with the closing of the Company's Louisville, Kentucky plant as a result of the previously announced loss of the Ford Crew Cab and DRW pickup truck components business. See "End of Crew Cab and Dual Rear Wheel Contract" for a discussion of this matter. In addition, in 1997, the Company recorded $1.3 million of costs related to previously announced consolidation actions of its OEM and Aftermarket heat transfer businesses which were offset by the reversal of previously recorded employee termination benefits of $0.5 million also associated with these consolidation actions. In 1996, the Company recorded costs of $4.4 million associated with the OEM and Aftermarket heat transfer business consolidation actions.

                  Net interest expense increased to $3.1 million in 1997 from $2.9 million in 1996 as a result of higher borrowings under the Revolving Credit and Term Loan Agreement to finance higher inventory levels.

                  The Company's effective tax rate of 40.8% for 1997 is comprised of the U.S. Federal income tax rate plus the estimated aggregate effective rate for state and local income taxes and increased from the 1996 rate of 40.4% principally as a result of higher non-tax deductible expenses in 1997.

                  Net income was $7.9 million or $1.20 per basic and diluted share in 1997 compared with $8.4 million or $1.28 per basic and diluted share in 1996. Before the impact of plant and business consolidation and closure costs, corresponding net income was $10.2 million or $1.55 per basic and diluted share in 1997 compared with $11.0 million or $1.67 per basic and diluted share in 1996.

YEAR ENDED DECEMBER 31, 1996 VERSUS YEAR ENDED DECEMBER 31, 1995

                  Net sales for 1996 were $264.1 million versus $151.7 million for 1995, an increase of $112.4 million or 74%. GDI was not included in the sales for the first nine months of 1995 and contributed $109.5 million of the additional sales in 1996 including $4.1 million of replacement automotive air conditioning condenser sales resulting from the acquisition of certain assets and liabilities of Rahn. Sales of OEM contract manufacturing products increased $4.8 million or 6% primarily as a result of higher shipments of Crew Cabs to Ford. Sales of OEM heat transfer products declined $1.9 million reflecting lower sales of heat transfer products to heavy duty truck manufacturers consistent with continued weakness in that market.

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

                  Net income was $8.4 million or $1.28 per basic and diluted share in 1996 compared with $9.1 million or $1.39 per basic and diluted share in 1995. Excluding the effect of plant and business consolidation costs, comparable 1996 net income was $11.0 million or $1.67 per basic and diluted share versus $9.1 million or $1.39 per basic and diluted share in 1995.


FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

                  Prior to the GDI Redemption, the financial position of the Company and its cash flow and financial needs were intertwined with those of Allen, and with the exception of certain industrial revenue bonds, the Company's cash flow and financial requirements had been funded to or from Allen through daily intercompany transactions.

                  Immediately prior to the Distribution, the Company entered into the Credit Agreement with a group of five banking institutions. The Credit Agreement provides for unsecured borrowings or the issuance of letters of credit in an aggregate amount not to exceed $75 million. The Credit Agreement is comprised of a $50 million Revolving Credit Facility and a $25 million Term Loan. The Term Loan is payable in 20 equal quarterly installments over five years commencing December 31, 1995. The Revolving Credit Facility and Term Loan each bear interest at variable rates based on either (i) a Eurodollar loan rate, plus an applicable margin based upon the ratio of the Company's total funded debt to earnings before interest, taxes, depreciation and amortization, or (ii) the prime lending rate, at the Company's option. The Company incurred approximately $25 million of borrowings under the Term Loan in connection with the GDI Redemption and to refinance approximately $2 million of existing GDI indebtedness. Approximately $13 million of borrowings were incurred under the Revolving Credit Facility to refinance the remaining existing indebtedness of GDI. The Company's Credit Agreement contains financial covenants which, among other things, require the maintenance of a minimum tangible net worth and debt service coverage and a maximum level of debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") and debt to net worth, as well as covenants which place limits on dividend payments in excess of $3.6 million per annum and capital expenditures in excess of 140% of the prior fiscal year's depreciation expense unless certain financial ratios are attained.

                  During 1997, the Company generated $10.0 million of cash from operations. Net income plus total adjustments to reconcile net income to net cash provided by operating activities, which includes, among other things, depreciation and amortization generated $18.4 million of operating cash flow. The Company's investment in accounts receivable and inventory required cash of $3.2 million and $5.5 million, respectively.

                  In 1996, the Company generated $14.7 million in operating cash flows. Net income plus total adjustments to reconcile net income to net cash provided by operating activities generated $16.1 million. In addition, cash was generated from the collection of trade accounts receivable of $0.9 million, the repayment of miscellaneous notes receivable of $0.8 million and the return of $0.4 million of federal tax deposits. Cash was used to reduce accounts payable and accrued expenses by $3.3 million.

                  1995 operating cash flows were $18.7 million which was primarily the result of GDI's strong cash generation in the fourth quarter.

                  Capital spending totaled $7.2 million, $5.6 million and $4.1 million in 1997, 1996 and 1995, respectively. In 1997, the Company acquired substantially all of the assets and assumed certain specified liabilities of Vehicle Management Systems Inc. ("VMS") for approximately $1.0 million, and paid $5.5 million for certain assets and liabilities of Rahn in 1996. In 1995 the Company completed the GDI Redemption for $23.0 million.

                  Cash dividends of $1.3 million were paid in 1997 and 1996. No dividends were paid in 1995.

                  In 1997, net borrowings under the Credit Agreement decreased by $1.2 million. During 1996, net borrowings under this same agreement declined by $1.8 million and other borrowings declined $0.2 million. During 1995, $37.7 million of borrowings were incurred under the Credit Agreement to complete the GDI Redemption and refinance approximately $15.0 million of existing GDI indebtedness.

                  The future liquidity and ordinary capital needs of the Company in the near term are expected to be met from operations. The Company's working capital requirements peak during the second and third quarters, reflecting the normal seasonality of the heat transfer Aftermarket. The Company believes that the Credit Agreement, along with cash flow from operations, will be adequate to meet near term anticipated ordinary capital expenditure and working capital requirements. However, the capital for major growth initiatives and seasonal working capital requirements may exceed the aggregate amount of borrowings available under the Credit Agreement. If this were to occur, the Company would have to negotiate a new credit facility or seek additional sources of capital. No assurance can be given that the Company would be successful in negotiating a new credit facility or in securing additional sources of capital.

                  As discussed further in this Management's Discussion and Analysis of Financial Condition and Results of Operations - Trends and Outlook, the Company's earnings for 1998 and beyond will be significantly negatively affected by the end of the Crew Cab/DRW program until the earnings generated by this program can be replaced by a combination of cost savings measures or growth initiatives in the core businesses. Absent significant cost savings or growth initiatives, the Company believes that it is likely that in the second half of 1998 its EBITDA will fall below the level necessary to maintain compliance with the financial covenants in the Credit Agreement. In such event, the Company would seek a waiver of the financial covenants or an amendment to the Credit Agreement. If such a waiver or amendment was not granted, the banks could require the Company to repay all amounts owing under the Credit Agreement, which would force the Company to seek alternate sources of capital. However, although no assurance can be given, the Company believes that it would be successful in either obtaining a waiver or amendment or in securing additional sources of capital.

PRO FORMA FINANCIAL INFORMATION

                  The following unaudited pro forma condensed consolidated statement of income for the year ended December 31, 1995 reflects the effects on the historical results of the Automotive and Truck Products Business of (i) the GDI Redemption and the incurrence of approximately $25 million of indebtedness in connection therewith, (ii) the distribution of the shares of Company stock to Allen stockholders, and (iii) the addition of expenses to be incurred by the Company when operating as an independent, publicly-traded business. The following pro forma condensed consolidated statement of income for the year ended December 31, 1995 has been prepared as if the transactions described above occurred on January 1, 1995. The pro forma condensed consolidated statement of income for the year ended December 31, 1995 is unaudited and is not necessarily indicative of the results of operations of the Company had the transactions reflected therein actually been consummated on the date assumed. The pro forma condensed consolidated statement of income for the year ended December 31, 1995 and the following discussion are presented for informational purposes only. This information should be read in conjunction with the historical consolidated financial statements and the notes thereto included elsewhere in this report. This presentation is consistent with the pro forma financial information in the S-1 Registration Statement, dated September 28, 1995 relating to the spin-off of the Company.

                                                     ACTUAL         ACTUAL        PRO FORMA
(Amounts in Thousands, Except Per Share Data)          1997           1996           1995
                                                     --------       --------       --------
PRO FORMA OPERATING RESULTS
Sales                                                  $288,866       $264,095       $247,342
Gross margin                                             66,684         61,827         60,001
Plant and business consolidation
      and closure costs                                   3,958          4,389             --
Income from operations                                   16,448         17,006         17,451
Net income                                                7,875          8,420          8,565
Basic and diluted earnings per share                   $   1.20       $   1.28       $   1.32

A discussion of the results of the year ended December 31, 1997 versus the year ended December 31, 1996 is included above.

YEAR ENDED DECEMBER 31, 1996 VERSUS YEAR ENDED DECEMBER 31, 1995

                  Net sales for 1996 were $264.1 million, an increase of $16.8 million or 6.8% over 1995 sales of $247.3 million. Sales of Aftermarket heat transfer products increased $13.8 million, including $4.1 million of sales of replacement air conditioner condensers arising from the Rahn acquisition. OEM contract manufacturing sales increased $4.8 million as a result of higher shipments of Crew Cabs to Ford. Sales of OEM heat transfer products declined $1.9 million reflecting lower sales to heavy duty truck manufacturers consistent with continued weakness in that market.

                  Gross margins of 23.4% declined from the 24.3% achieved in 1995. Margins in the Aftermarket heat transfer business declined as a result of a sales channel mix change and price competition. Margins in the OEM heat transfer business were lower due to inefficiencies associated with the move of the New Haven, Connecticut manufacturing to Jackson, Mississippi and the start up of aluminum heat transfer production in Jackson, Mississippi. Margins in the OEM contract manufacturing business improved as a result of higher Crew Cab production rates.

                  S,G&A expenses for the year ended December 31, 1996 were $40.4 million, a decrease of $2.1 million or 5% compared with 1995. The improvement reflects unusually high S,G&A costs in the third quarter of 1995 immediately preceding the spin off of the Company from Allen and in the fourth quarter of 1995 related to certain workers' compensation benefit expenses as well as more favorable experience in 1996 related to certain workers' compensation and medical benefits expenses.

                  As previously discussed, the Company recorded pre-tax plant and business consolidation and closure costs of approximately $4.4 million in 1996.

                  Net interest expense was $2.9 million in 1996 compared with $3.0 million in 1995.

                  The Company's effective tax rate is comprised of the U.S. Federal income tax rate plus estimated state and local taxes and was 40.4% in 1996 compared with 40.8% in 1995.

                  Net income was $8.4 million or $1.28 per basic and diluted share in 1996 compared with $8.6 million or $1.32 per basic and diluted share in 1995. Excluding the effect of plant and business consolidation costs, comparable 1996 net income was $11.0 million or $1.67 per basic and diluted share versus $8.6 million or $1.32 per basic and diluted share in 1995.

ACQUISITIONS

                  In December, 1997 the Company acquired substantially all of the assets and assumed certain specified liabilities of VMS for approximately $1.0 million. VMS is located in Ontario, Canada and specializes in utility van conversions. VMS reported fiscal year end February 1997 sales of $1.6 million. The acquisition was accounted for as a purchase and VMS's results have been included in the consolidated financial statements from the date of acquisition. The Company financed the purchase of the VMS assets by borrowings under the Credit Agreement and recorded $0.4 million of goodwill related to the transaction, which is being amortized over 20 years.

                  In August 1996, the Company acquired substantially all of the assets and assumed certain specified liabilities of Rahn. Rahn is a manufacturer of replacement automotive air conditioner condensers and evaporators for the Aftermarket as well as tube and fin heat exchangers for industrial applications. Rahn reported sales of $12.3 million for the twelve months ended December 31, 1995. The acquisition was accounted for as a purchase and Rahn's results of operations have been included in the consolidated financial statements from the date of acquisition. The transaction was structured with an initial purchase price of $5.3 million paid in cash at closing, with an opportunity for a maximum additional payout of $2.5 million based upon the future earnings performance of the business. In addition, approximately $0.2 million was capitalized for transaction costs incurred to complete the acquisition. The initial purchase price was financed by borrowings under the Credit Agreement. In connection with this transaction, the Company recorded $2.4 million of goodwill which is being amortized over 20 years.

END OF CREW CAB AND DUAL REAR WHEEL CONTRACT

                  Until December 1997, the Company's largest customer was Ford. The Company was the exclusive supplier of the cab portion of Ford's Crew Cab pickup truck and the rear fender panel for Ford's DRW pickup truck under a five year contract that expired on December 31, 1995. The Company's manufacturing facility in Louisville, Kentucky was dedicated solely to the production of Crew Cab and DRW components. During 1997, 1996 and 1995, Ford accounted for approximately 27%, 24% and 38%, respectively, of the Company's net sales and a significantly greater portion of the Company's total 1997, 1996 and 1995 profits as a result of the higher margins and significantly lower selling, distribution and administrative costs associated with the Ford contract compared with the average of the Company's other businesses.

                  In early 1996, Ford notified the Company that it planned to move the production of Crew Cab and DRW components in-house in late 1997. Attempts to develop new business for the Louisville plant have been unsuccessful and, accordingly, the Company closed the Louisville plant in December 1997. In the third quarter of 1997, the Company recorded a one-time pre-tax charge of approximately $3.2 million for all of the expected costs in connection with the Louisville plant closure. These costs include approximately $1.5 million of severance and other employee termination costs for the approximately 200 employees at the Louisville plant and approximately $1.7 million for facility lease cancellation penalties and the abandonment of the fixed assets utilized at the plant. Substantially all of the severance and other employee termination costs were paid and the abandoned fixed assets written off in 1997. The remaining employee severance and termination costs and lease cancellation penalties are included in the December 31, 1997 balance sheet as accrued plant and business consolidation and closure costs and are expected to be paid in 1998.

IMPACT OF THE YEAR 2000 ISSUE

                  The Year 2000 issue results from computer systems using two digit date sensitive software. Such software may not recognize a date identified as "00" or may assume the year 1900 rather than the year 2000.

This may result in system failure or miscalculation causing disruption of operations, including but not limited to, a temporary inability to process transactions, send invoices, generate disbursement checks, or engage in similar normal business activities.

                  The Company has identified an information systems platform to which the majority of current systems employed by the Company will be converted. The software associated with the Company's information systems strategy is Year 2000 compliant. The conversion project began in 1996 and is expected to be completed no later than mid-year 1999. Both internal and external resources will be utilized to execute the conversion and test it. To date, the Company has spent approximately $0.6 million on this project. Hardware and software costs have been capitalized and will be expensed over the useful life of the new system. The remaining cost of the Year 2000 project is estimated at $1.5 million, a portion of which is related to hardware and software which will be capitalized and the balance of which will be expensed as incurred over the duration of the project.

                  The Company has yet to initiate formal communications with all of its significant vendors, service providers, lenders and large customers to determine the extent to which it is vulnerable to the Year 2000 issue externally. There can be no guarantee that the systems of other companies on which the Company relies will be converted on a timely basis, that a conversion will even occur, or that a conversion that is incompatible with the Company's systems would not have a material impact on the Company.

                  The costs of the Year 2000 project and the date on which all of the Company's primary information systems are converted are based upon management's best estimates given current available information and resource requirements. There can be no assurance, however, that these estimates will be achieved and actual results may differ materially from these expectations. Uncertainties that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to affect the timely conversion of all relevant systems, and other similar factors.

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

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

                  During 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") "Accounting for Stock-Based Compensation." SFAS No. 123 defines a fair value based method of accounting for stock options and similar equity instruments (together "Stock Compensation Plans") and allows an entity to measure compensation cost for Stock Compensation Plans under the fair value method or to continue using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees." The Company applies APB No. 25 and related interpretations in accounting for its Stock Compensation Plans. Accordingly, no compensation expense has been recognized for stock options. The effect of using the fair value method under SFAS No. 123 is immaterial to the Company's 1997, 1996 and 1995 net income but has been disclosed in the footnotes to the Company's annual financial statements.

                  In 1997 the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS No. 128") "Earnings per Share," whose objective is to simplify the computation of earnings per share ("EPS") and to make the U.S. standard of computing EPS more compatible with the international standard. The adoption of SFAS No. 128 has not had a material effect on the EPS of the Company.

                  The Company has also adopted Statement of Financial Accounting Standards No. 130 ("SFAS No. 130") "Reporting Comprehensive Income," which requires an entity to report and display comprehensive income and its components in a separate financial statement displayed with the same prominence as other financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Comprehensive income includes revenues, expenses, gains and losses that under generally accepted accounting principles are excluded from net income as presented in the income statement.

                  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS No. 131") "Disclosures about Segments of an Enterprise and Related Information," which requires that public business enterprises report financial and descriptive information about reportable operating segments in annual financial statements and interim financial reports issued to shareholders. Operating segments are defined as those components of an enterprise about which separate financial information is available that is regularly used internally by the chief operating decision maker in evaluating segment performance and in deciding how to allocate resources to segments. SFAS No. 131 requires that a public business enterprise report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. It requires reconciliations of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to corresponding amounts in the enterprise's general-purpose financial statements. It requires that all public business enterprises report information about the revenues derived from the enterprise's products or services (or groups of similar products and services), about the countries in which the enterprise earns revenues and holds assets, and about major customers regardless of whether that information is used in making operating decisions. SFAS No. 131 also requires that a public business enterprise report descriptive information about the way that the operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of adoption, comparative information for earlier years is to be restated. SFAS No. 131 need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application is to be reported in financial statements for interim period in the second year of application. The impact on the Company of the adoption of SFAS No. 131 has not been determined at this time.

TRENDS AND OUTLOOK

                  The results for 1997 in the Aftermarket and OEM heat transfer businesses were below the Company's expectations as a result of market softness and price competition in the heat transfer Aftermarket and the operating inefficiencies experienced in the OEM heat transfer business. The automotive Aftermarket is expected to remain soft and price competition is expected to continue in 1998. Operating inefficiencies related to plant consolidations in the OEM heat transfer business have significantly exceeded estimates and have prevented the cost savings goals previously anticipated from being realized thus far. No cost savings as a result of the OEM heat transfer plant consolidations were realized in 1997. The Crew Cab/DRW program ended in December 1997. As a result of the adverse conditions in the Aftermarket and OEM heat transfer businesses, progress toward replacing the earnings generated by the Crew Cab/DRW program has been slower than expected and Crew Cab/DRW related earnings therefore constitute a more significant portion of the Company's total earnings than previously anticipated.

                  As a result of the end of the Crew Cab/DRW program, the Company's net income for 1998 and beyond will be significantly negatively affected until the earnings generated by this program can be replaced by a combination of cost savings measures and strategic growth initiatives in the core businesses. In addition, the adverse factors discussed above will exacerbate the impact of the end of the Crew Cab/DRW contract and the normal seasonal variations in the first and fourth quarters in the Company's remaining operations will become more pronounced.

FORWARD - LOOKING STATEMENTS - CAUTIONARY FACTORS

                  Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding the Company's future business prospects, revenues, orders, sales and liquidity are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those projected or suggested in the forward-looking statements, including but not limited to: business conditions and growth in the general economy and automotive and truck business, the impact of competitive products and pricing, the financial impact of the loss of the Ford Crew Cab and DRW business, changes in customer and product mix, failure to obtain new customers, retain existing customers or changes in the financial stability of customers, changes in the cost of raw materials, components or finished products, the effect of the Company's restructuring actions and changes in interest rates. Improvements in manufacturing efficiencies and reduction of costs are subject to a number of factors, including but not limited to, the ability of management to implement improvements in workforce efficiencies and the timing of such improvements.

                                 TRANSPRO, INC.

                        CONSOLIDATED STATEMENTS OF INCOME


(amounts in thousands, except per share amounts)

                                                                             YEAR ENDED DECEMBER 31,

                                                                     1997             1996             1995
                                                                  ---------        ---------        ---------
Sales                                                             $ 288,866        $ 264,095        $ 151,660
Cost of sales                                                       222,182          202,268          120,486
                                                                  ---------        ---------        ---------
Gross margin                                                         66,684           61,827           31,174
Selling, general, and
    administrative expenses                                          46,278           40,432           17,267
Plant and business consolidation and closure costs (Note 4)           3,958            4,389               --
                                                                  ---------        ---------        ---------
Income from operations                                               16,448           17,006           13,907
Equity in earnings of GDI (Note 8)                                       --               --            2,495
Interest expense                                                     (3,186)          (2,999)          (1,481)
Interest income                                                          46              113              416
                                                                  ---------        ---------        ---------
Income before taxes                                                  13,308           14,120           15,337
Provision for income taxes (Note 5)                                   5,433            5,700            6,263
                                                                  ---------        ---------        ---------
Net income                                                        $   7,875        $   8,420        $   9,074
                                                                  =========        =========        =========

Basic and diluted earnings share                                  $    1.20        $    1.28        $    1.39
                                                                  =========        =========        =========
Weighted average common shares - basic                                6,553            6,554            6,511
                                                                  =========        =========        =========
Weighted average common shares - diluted                              6,586            6,571            6,533
                                                                  =========        =========        =========


                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                       YEAR ENDED DECEMBER 31,
(amounts in thousands)
                                                 1997           1996           1995
                                               -------        -------        -------
Net income                                     $ 7,875        $ 8,420        $ 9,074

Other comprehensive income, net of tax:
    Foreign currency translation                   (26)           (71)          (111)
    Minimum pension liability adjustment          (326)           487           (398)
                                               -------        -------        -------
Other comprehensive income                        (352)           416           (509)
                                               -------        -------        -------
Comprehensive income                           $ 7,523        $ 8,836        $ 8,565
                                               =======        =======        =======



        The accompanying notes are an integral part of these statements.

                                 TRANSPRO, INC.

                           CONSOLIDATED BALANCE SHEETS



(amounts in thousands)

                                                                      DECEMBER 31,   DECEMBER 31,
                                  ASSETS                                 1997           1996
                                                                       --------       --------
Current assets:
     Cash and cash equivalents                                         $    593       $    920
     Accounts receivable  (less allowances of $3,441 and $3,378)         37,506         35,936
     Inventories:
         Raw materials                                                   15,151         13,218
         Work in process                                                  7,632          8,198
         Finished goods                                                  35,752         31,513
                                                                       --------       --------
     Total inventories                                                   58,535         52,929
                                                                       --------       --------

     Deferred income tax benefit (Note 5)                                 3,318          3,343
     Other current assets                                                 1,984          1,609
                                                                       --------       --------
Total current assets                                                    101,936         94,737
                                                                       --------       --------

Property, plant and equipment:
     Land and land improvements                                             784            784
     Buildings                                                           17,087         16,395
     Machinery and equipment                                             65,949         64,820
     Leasehold improvements                                               3,206          3,491
                                                                       --------       --------
                                                                         87,026         85,490
     Less accumulated depreciation and amortization                      50,274         47,551
                                                                       --------       --------
Net property, plant and equipment                                        36,752         37,939
                                                                       --------       --------

Deferred start-up costs                                                       0          1,446
Goodwill (net of amortization of $170 and $50)                            2,733          2,241
Other assets                                                              3,119          3,903
                                                                       --------       --------
Total assets                                                           $144,540       $140,266
                                                                       ========       ========

        The accompanying notes are an integral part of these statements.

                                 TRANSPRO, INC.

                           CONSOLIDATED BALANCE SHEETS



(amounts in thousands, except share and per share amounts)

                                                                          DECEMBER 31,     DECEMBER 31,
                       LIABILITIES AND STOCKHOLDERS' EQUITY                  1997             1996
                                                                          ---------        ---------



Current liabilities:
     Accounts payable                                                     $  13,604        $  12,207
     Notes payable and current maturities
        of long-term obligations (Note 9)                                     5,000            5,000
     Accrued insurance                                                        5,817            6,011
     Accrued salaries and wages                                               4,310            5,610
     Accrued taxes                                                            2,450            2,054
     Accrued plant and business consolidation charges                           387            1,146
     Accrued expenses                                                         6,903            6,548
                                                                          ---------        ---------
Total current liabilities                                                    38,471           38,576
                                                                          ---------        ---------
Long-term liabilities:
     Long-term debt (Note 9)                                                 32,838           33,917
     Retirement and postretirement obligations                                7,050            6,470
     Deferred income taxes (Note 5)                                             793            1,800
     Other liabilities                                                          373              807
                                                                          ---------        ---------
Total liabilities                                                            79,525           81,570
                                                                          ---------        ---------
Commitments and contingent liabilities (Note 10)                                 --               --
Stockholders' equity:
     Common stock, $.01 par value:                                               66               66
         Authorized 17,500,000 shares at December 31, 1997 and 1996
         6,683,571 shares issued (6,661,139 in 1996)
         6,611,460 shares outstanding (6,591,835 in 1996)
     Preferred stock, $.01 par value:                                            --               --
         Authorized 2,500,000 shares;
         none issued at December 31, 1997 and 1996
     Treasury stock at cost                                                     (26)              --
         72,111 shares at December 31, 1997 and
         69,304 at December 31, 1996
     Paid-in capital                                                         52,227           52,061
     Unearned compensation                                                     (369)            (346)
     Retained earnings                                                       14,584            8,030
     Accumulated other comprehensive income                                  (1,467)          (1,115)
                                                                          ---------        ---------
Total stockholders' equity                                                   65,015           58,696
                                                                          ---------        ---------
Total liabilities and stockholders' equity                                $ 144,540        $ 140,266
                                                                          =========        =========

        The accompanying notes are an integral part of these statements.

                                 TRANSPRO, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
 (amounts in thousands)

                                                                                                   YEAR ENDED DECEMBER 31,

                                                                                             1997            1996            1995
                                                                                           --------        --------        --------
Cash flows from operating activities, excluding the effects of the GDI redemption:
     Net income                                                                            $  7,875        $  8,420        $  9,074
     Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization                                                        6,627           5,911           3,701
         Amortization of deferred start-up costs and goodwill                                 1,566           1,109             966
         Joint venture income                                                                    --              --          (2,495)
         Deferred income taxes                                                                 (797)           (428)           (210)
         Provision for losses - accounts receivable                                           1,790           1,090            (100)
         Write-off of fixed assets related to plant closure                                   1,379              --              --
                                                                                           --------        --------        --------
     Total adjustments to reconcile net income to net cash provided by operating
            activities                                                                       10,565           7,682           1,862
                                                                                           --------        --------        --------
     Change in operating assets and liabilities, net of acquisitions:
         Accounts receivable                                                                 (3,217)            919           7,525
         Joint venture receivable                                                                --              --             857
         Inventory                                                                           (5,454)           (137)         (4,244)
         Accounts payable                                                                     1,397          (1,455)            738
         Accrued expenses                                                                    (1,504)         (1,813)          2,410
         Other                                                                                  347           1,133             524
                                                                                           --------        --------        --------
     Total change in operating assets and liabilities,  net of acquisitions                  (8,431)         (1,353)          7,810
                                                                                           --------        --------        --------
Cash provided by operating activities                                                        10,009          14,749          18,746
                                                                                           --------        --------        --------
Cash flows from investing activities:
     Redemption of GDI                                                                           --              --         (23,028)
     Capital expenditures                                                                    (7,214)         (5,565)         (4,066)
     Sales and retirements of fixed assets, net                                                 318             581             213
     Acquisitions, net of cash acquired                                                        (967)         (5,532)             --
                                                                                           --------        --------        --------

Cash used in investing activities                                                            (7,863)        (10,516)        (26,881)
                                                                                           --------        --------        --------
Cash flows from financing activities:
     Exercise of stock options                                                                   24               6              --
     Purchase of treasury stock                                                                 (26)             --              --
     Dividends paid                                                                          (1,321)         (1,319)             --
     Borrowings of long-term debt                                                             3,850           4,450          37,672
     Repayments of long-term debt and current maturities of long-term debt                   (5,000)         (6,450)        (23,891)
     Increase in receivable from The Allen Group Inc.                                            --              --         (11,395)
                                                                                           --------        --------        --------
Cash (used in) provided by financing activities                                              (2,473)         (3,313)          2,386
                                                                                           --------        --------        --------
(Decrease) Increase in cash and cash equivalents                                               (327)            920          (5,749)
Cash and cash equivalents:
     Beginning of year                                                                          920              --           5,749
                                                                                           --------        --------        --------
     End of year                                                                           $    593        $    920        $   ----
                                                                                           ========        ========        ========

Interest paid                                                                              $  3,209        $  3,150        $  1,084
Taxes paid  (net of refunds)                                                               $  5,722        $  5,270              --


        The accompanying notes are an integral part of these statements.

                                 TRANSPRO, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

(amounts in thousands except
share and per share amounts)

                                                                  TREASURY
                                         COMMON STOCK              STOCK          PAID-IN         RETAINED
                                   SHARES           VALUE          VALUE          CAPITAL         EARNINGS
                                  ----------     -----------     -----------     -----------     -----------
Balance December 31, 1994


Net distribution costs &
  adjustments                      6,545,605     $        66                     $    51,611
Net income after spin-off                                                                        $     1,259
Cash dividends declared
  ($.05 per share)                                                                                      (331)
Replacement restricted
  stock issued                        71,834               1                             834
Amortization of unearned
  compensation
Net change in translation
  adjustment
Net change in adjustment for
  minimum pension liability
                                  ----------     -----------     -----------     -----------     -----------
Balance December 31, 1995          6,617,439     $        67           $----     $    52,445     $       928
                                  ----------     -----------     -----------     -----------     -----------

Net income                                                                                             8,420
Cash dividends declared
  ($.20 per share)                                                                                    (1,318)
Restricted stock issued                9,463                                              72
Restricted stock canceled            (36,411)                                           (416)
Stock options exercised                1,344                                               6
Amortization of unearned
  compensation
Net change in translation
  adjustment
Net change in adjustment for
  minimum pension liability
Other adjustments                                         (1)                            (46)
                                 -----------     -----------     -----------     -----------     -----------
Balance December 31, 1996          6,591,835     $        66           $----     $    52,061     $     8,030
                                 -----------     -----------     -----------     -----------     -----------

Net income                                                                                             7,875
Cash dividends declared
  ($0.20 per share)                                                                                   (1,321)
Treasury stock issued                 (2,807)                           (26)
Restricted stock issued               18,400                                             142
Stock options exercised                4,032                                              24
Amortization of unearned
  compensation
Net change in translation
  adjustment
Net change in adjustment for
  minimum pension liability
Other adjustments
                                 ===========     ===========     ===========     ===========     ===========
Balance December 31, 1997          6,611,460     $        66     $       (26)    $    52,227     $    14,584
                                 ===========     ===========     ===========     ===========     ===========

                                                             OTHER           TOTAL
                                BUSINESS    UNEARNED      COMPREHENSIVE   STOCKHOLDERS'
                                 EQUITY       COMP.          INCOME          EQUITY
                                  -----    -----------     -----------     -----------
Balance December 31, 1994       $55,669                    $    (1,022)    $    54,647

Net distribution costs &
  adjustments                   (55,669)                                        (3,992)
Net income after spin-off                                                        1,259
Cash dividends declared
  ($.05 per share)                                                                (331)
Replacement restricted
  stock issued                             $      (835)                             --
Amortization of unearned
  compensation                                      29                              29
Net change in translation
  adjustment                                                      (111)           (111)
Net change in adjustment for
  minimum pension liability                                       (398)           (398)
                                  -----    -----------     -----------     -----------
Balance December 31, 1995         $----    $      (806)    $    (1,531)    $    51,103
                                  -----    -----------     -----------     -----------

Net income                                                                       8,420
Cash dividends declared
  ($.20 per share)                                                              (1,318)
Restricted stock issued                            (72)                             --
Restricted stock canceled                          416                              --
Stock options exercised                                                              6
Amortization of unearned
  compensation                                      65                              65
Net change in translation
  adjustment                                                       (71)            (71)
Net change in adjustment for
  minimum pension liability                                        487             487
Other adjustments                                   51                               4
                                  -----    -----------     -----------     -----------
Balance December 31, 1996         $----    $      (346)    $    (1,115)    $    58,696
                                  -----    -----------     -----------     -----------

Net income                                                                       7,875
Cash dividends declared
  ($0.20 per share)                                                             (1,321)
Treasury stock issued                                                              (26)
Restricted stock issued                           (142)                             --
Stock options exercised                                                             24
Amortization of unearned
  compensation                                      99                              99
Net change in translation
  adjustment                                                       (26)            (26)
Net change in adjustment for
  minimum pension liability                                       (326)           (326)
Other adjustments                                   20                              20
                                  =====    ===========     ===========     ===========
Balance December 31, 1997         $----    $      (369)    $    (1,467)    $    65,015
                                  =====    ===========     ===========     ===========

        The accompanying notes are an integral part of these statements.

                                 TRANSPRO, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY


                  TransPro, Inc. (the "Company") is a manufacturer and supplier of heat transfer components and systems, and specialty fabricated metal products for a variety of Aftermarket and OEM automotive, truck and industrial equipment applications.

                  On September 29, 1995, the Company completed a series of transactions pursuant to which the Company's sole stockholder, Allen Telecom Inc. (formerly The Allen Group Inc.) ("Allen"), contributed (the "Contribution") to the Company substantially all of the assets and liabilities of Allen's original equipment radiator and fabricated metal products business (the "Automotive and Truck Products Business"), as well as Allen's 50% ownership interest in GO/DAN Industries ("GDI"), a 50/50 joint venture partnership between affiliates of Allen and Handy & Harman. Immediately thereafter, Allen caused GDI to redeem the outstanding ownership interest in GDI not already owned by Allen (the "GDI Redemption"), thereby making GDI an indirect wholly owned partnership of the Company. GDI produces replacement radiators and other heat transfer products for the automotive and truck Aftermarkets. The GDI Redemption was accounted for under the purchase method of accounting.

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

                  As a result of the Contribution, the GDI Redemption and the Distribution, TransPro now owns the Automotive and Truck Products Business and 100% of GDI, and is an independent publicly-traded company.

                  Operating results up to the date of the Distribution as presented herein include all costs directly associated with the Automotive and Truck Products Business operations, including all facilities and data processing costs, and an allocation of Allen's compensation, insurance, interest and pension plans. Results of operations do not include residual costs for certain general corporate management and public reporting functions since there is no reasonable basis to prepare such an allocation and any such allocation would be arbitrary. As such, these statements may not necessarily reflect the combined income (loss) that would have resulted if the Company had operated as an independent stand-alone company prior to the Distribution. As part of the Distribution, TransPro entered into agreements with Allen relating to interim administrative services, certain employee matters and other miscellaneous matters. Any agreements entered into as part of or following the Distribution are on an arm's length basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  Basis of Consolidation: The Company's consolidated financial statements include the accounts of all subsidiaries. Intercompany balances and transactions have been eliminated.

                  The consolidated statements of income reflect the earnings of Allen's Automotive and Truck Products Business and its 50% equity interest in GDI through September 29, 1995 and do not include the incremental costs for TransPro to perform the necessary functions of a public company and the incremental cost of borrowings to accomplish the redemption of the 50% of GDI not owned by Allen. Effective October 1, 1995, the financial results of GDI were reported on a fully consolidated basis.

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

                  Goodwill: Goodwill represents the excess of cost over the fair value of assets acquired and is being amortized using the straight-line method over 20 years. On a periodic basis the Company estimates the future undiscounted cash flows of the businesses to which goodwill relates to ensure that the carrying value of such goodwill has not been impaired. The Company's existing goodwill relates to the acquisition of VMS in 1997 and Rahn in 1996.

                  Impairment of Long-Lived Assets: The Company, in the event that circumstances arise that indicate that its fixed assets may be impaired, would perform an evaluation of recoverability of the assets in accordance with Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The assets' carrying value would be compared to the estimated future undiscounted cash flows of the assets to determine if a writedown is required. There were no impaired long-lived assets at December 31, 1997 other than those reserved for as part of the Louisville plant shutdown.

                  Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the current rate of exchange, while revenues and expenses are translated at the average exchange rate during the year. The functional currency of the Company's manufacturing operations in Mexico is the U.S. dollar and therefore any adjustments related to currency translations are included in results from operations. Conversely, adjustments from translating other foreign subsidiaries' financial statements are excluded from the results of operations and are reported as a separate component of stockholders' equity.

                  Revenue Recognition: The Company recognizes revenues from product sales upon shipment to its customers.

                  Research and Development: Research and development costs are charged to income as incurred.

                  Financial Instruments: The Company was party to an interest rate swap agreement which expired on December 29, 1997 involving the exchange of fixed and floating rate interest payments. The difference to be paid or received was accrued as interest rates changed and was recognized over the life of the agreement as an adjustment to interest expense.

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

                  Earnings Per Share: Earnings per share are computed in accordance with the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS No. 128") "Earnings Per Share" whereby net earnings are divided by the weighted average number of shares of common stock outstanding less shares of non-vested restricted stock to arrive at basic earnings per share. Stock options granted are included in diluted earnings per share.

                  Other Comprehensive Income: The Company has reported other comprehensive income in accordance with the provisions of Statement of Financial Accounting Standards No. 130 ("SFAS No. 130") "Reporting Comprehensive Income". Other comprehensive income represents the change in the equity of the business from non-owner sources and is presented as required in a separate financial statement.

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

                  The Company's largest customer was Ford. During 1997, 1996 and 1995, Ford accounted for approximately 27%, 24% and 38%, respectively, of the Company's net sales and a significantly greater portion of total 1997, 1996 and 1995 profitability on both a historical and pro forma basis. The Company was the exclusive supplier of certain components of the Crew Cab and Dual Rear Wheel ("DRW") pick up truck models to Ford under a five-year contract that expired on December 31, 1995. The Company had a facility in Louisville, Kentucky dedicated solely to the production of Crew Cab and DRW components. Ford moved production of its Crew Cab and DRW pickup truck models in-house in December 1997 and the Kentucky production facility has been closed.

                  In 1997 and 1996, the Company had no other customers who individually accounted for greater than 10% of the Company's net sales. In 1995 other significant customers included PACCAR who accounted for 11% of the Company's net sales. The Company had net sales to Allen of approximately $0.9 million in 1997, $0.7 million in 1996 and $2.9 million in 1995 for fabricated metal products used by Allen in its telecommunications and automotive emissions test businesses. The Company believes that the terms of such sales were no less favorable than what could have been achieved through arms-length negotiations. The Company expects such sales to Allen to continue in the foreseeable future.

                  Export sales from North America were below 10% in each of the years reported. The Company has a manufacturing facility in Mexico which has no sales in Mexico and acquired a van upfitting facility in Canada in December 1997.

NOTE 4 - PLANT AND BUSINESS CONSOLIDATION AND CLOSURE COSTS

                  In 1997 the Company recorded approximately $4.0 million of plant and business consolidation and closure costs. Of this amount, approximately $3.2 million related to expenses in connection with the closing of the Company's Louisville, Kentucky plant as a result of Ford's decision to move the production of Crew Cab and DRW components in-house in late 1997. These costs include approximately $1.5 million of severance and other employee termination costs for the nearly 200 employees at the Louisville plant and approximately $1.7 million for facility lease cancellation penalties and the abandonment of the fixed assets utilized at the plant. In addition, the Company recorded $1.3 million in plant and business consolidation and closure costs related to the previously announced consolidation of the OEM and Aftermarket heat transfer organizations; the closing of the New Haven, Connecticut OEM heat transfer product manufacturing plant and move such manufacturing to Jackson, Mississippi; and the closing of the Peru, Illinois Aftermarket heater manufacturing plant and movement of such manufacturing to Mexico. These charges were offset by the reversal of previously recorded employee termination benefits of $0.5 million related to the transfer of manufacturing operations to Jackson, Mississippi and Mexico. At December 31, 1997, approximately $0.4 million remained on the balance sheet related to employee termination costs and facility lease cancellation penalties for the closing of the Company's Louisville, Kentucky plant, all of which are expected to be paid in 1998.

                  The Company recorded approximately $4.4 million in plant and business consolidation and closure costs in 1996 resulting from the actions to consolidate the OEM and Aftermarket heat transfer organizations, close the New Haven, Connecticut and Peru, Illinois manufacturing plants and to relocate these manufacturing operations to Jackson, Mississippi and Mexico respectively. The costs included severance and other personnel termination costs of approximately $2.4 million for approximately 80 employees in New Haven and for approximately 130 employees in Peru. The balance of the 1996 plant and business consolidation and closure costs related to the movement of equipment from New Haven, Connecticut and Peru, Illinois to Jackson, Mississippi and Mexico, respectively. During 1996, approximately $1.3 million was paid in connection with employee terminations. Approximately $1.1 million in severance and termination costs remained on the December 31, 1996 balance sheet in accrued plant and business consolidation charges. With the exception of $0.5 million of termination benefits which were subsequently reversed, these liabilities were paid in 1997.

NOTE 5 - INCOME TAXES

Information with respect to income taxes is as follows:

(amounts in thousands)

Provision (benefit) for income taxes:         1997            1996            1995
                                            --------        --------        --------
     Current:  Federal                      $  4,929        $  4,950        $  5,134
               State and local                 1,301           1,178           1,339
                                            --------        --------        --------
                                               6,230           6,128           6,473
                                            --------        --------        --------

     Deferred: Federal                          (630)           (346)           (170)
               State and local                  (167)            (82)            (40)
                                            --------        --------        --------
                                                (797)           (428)           (210)
                                            --------        --------        --------
                                            $  5,433        $  5,700        $  6,263
                                            ========        ========        ========


Income before taxes                         $ 13,308        $ 14,120        $ 15,337
                                            ========        ========        ========






             A reconciliation of the provision for income taxes at the Federal statutory rate of 35% to the reported tax provisions is as follows:

(amounts in thousands)

                                                        1997         1996         1995
                                                       ------       ------       ------
Provision computed at the Federal statutory rate       $4,657       $4,942       $5,368
State and local income taxes, net of Federal
  income tax benefit                                      738          713          844
Other                                                      38           45           51
                                                       ------       ------       ------
                                                       $5,433       $5,700       $6,263
                                                       ======       ======       ======

Significant components of deferred income tax assets and liabilities as of December 31 are as follows:

(amounts in thousands)

                                                        1997           1996
                                                        ----           ----
Deferred tax assets:
     Inventory                                       $   354        $   313
     Pensions and deferred compensation                2,310          2,090
     Postretirement benefits                             588            603
     Allowance for bad debts                             200            206
     Self insurance reserves                           1,395          1,360
     Warranty reserves                                   648            502
     Accrued vacation                                    361            199
     Plant and business consolidation reserves            --            422
     Other                                               459            326
                                                     -------        -------
         Total deferred tax assets                     6,315          6,021
                                                     -------        -------

Deferred tax liabilities:
     Depreciation                                     (2,312)        (2,345)
     Investment in joint venture                        (902)        (1,139)
     Deferred start-up costs                              --           (431)
     Deferred charges                                   (477)          (490)
     Other                                               (97)           (73)
                                                     -------        -------
         Total deferred tax liabilities               (3,788)        (4,478)
                                                     -------        -------

Net deferred tax assets                              $ 2,527        $ 1,543
                                                     =======        =======

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

NOTE 6 - EARNINGS PER SHARE

                  The following table sets forth the computation of basic and diluted earnings per share:

(Amounts in Thousands, Except Per Share Amounts)      1997           1996           1995
                                                      ----           ----           ----
Numerator:

Net Income                                          $ 7,875        $ 8,420        $ 9,074
                                                    =======        =======        =======


Denominator:

Weighted average common shares                        6,604          6,596          6,583
Non-vested restricted stock                             (51)           (42)           (72)
                                                    -------        -------        -------
Denominator for basic earnings per share -
  adjusted weighted average common shares             6,553          6,554          6,511

Dilutive effect of stock options                         33             17             22
                                                    -------        -------        -------

Denominator for diluted earnings per share -
  adjusted weighted average common shares and
  assumed conversions                                 6,586          6,571          6,533
                                                    =======        =======        =======

Basic and diluted earnings per share                $  1.20        $  1.28        $  1.39
                                                    =======        =======        =======

NOTE 7 - FAIR VALUES OF FINANCIAL INSTRUMENTS

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

                  Letters of Credit: The Company utilizes letters of credit to back its industrial revenue bonds, certain insurance policies and certain trade purchases. The letters of credit reflect fair value as a condition of their underlying purpose.

                  Interest Rate Swap Agreements: The Company was party to an interest rate swap agreement which effectively fixed the interest rate on a portion of its domestic floating rate bank debt. This arrangement served the purpose of reducing the volatility of reported results due to fluctuating short-term U.S. interest rates and of effectively providing long-term financing at costs favorable to alternative forms of fixed rate borrowings.

                  Under this agreement, the Company was charged interest at a fixed rate by the counterparty, received credit from the counterparty for interest at a variable rate based on the London Interbank Offered Rate ("LIBOR") and paid or received the difference. At December 31, 1996, the Company had a contract in place which served to fix the interest rate on $25 million of underlying bank debt at 5.85% plus margin of between .75% and 1.25% based on the leverage ratio of the Company. The contract expired on December 29, 1997.

                  Concentration of Credit Risk: The Company is subject to a concentration of credit risk primarily with its trade and notes receivable. The Company grants credit to certain customers who meet pre-established credit requirements, and generally requires no collateral from its customers. Credit losses are provided for in the Company's consolidated financial statements and are well within management's expectations and industry averages. As of December 31, 1997 the Company had no other significant concentrations of credit risk.

                  The carrying amounts and fair values of the Company's financial instruments at December 31, 1997 and 1996 are as follows:

(amounts in thousands)

                                                                  CARRYING AMOUNT                    FAIR VALUE
                                                                  ---------------                    ----------
1997
Current maturities of long-term debt                                     $  5,000                      $  5,000
Long-term debt                                                             32,838                        32,838

Off balance sheet financial instruments:
    Letters of Credit                                                      18,861                        18,861


1996
Current maturities of long-term debt                                     $  5,000                      $  5,000
Long-term debt                                                             33,917                        33,917

Off balance sheet financial instruments
    Letters of Credit                                                      18,245                        18,245
    Interest rate swap (notional amount)                                   25,000                        25,043

NOTE 8 - INVESTMENT IN GDI

                  Prior to September 29, 1995, the Company had a 50% investment in GDI which was reported under the equity method of accounting. As a result of the GDI Redemption, the financial results of GDI were reported on a fully consolidated basis after September 29, 1995.

                  Summarized financial data for GDI is as follows:

(amounts in thousands)

                                                            1995
                                                            ----
Revenues                                              $  121,998
Gross margin                                              37,875
Net income                                                 7,685
Current assets                                            62,744
Non-current assets                                        18,220
Current liabilities                                       27,414
Non-current liabilities                                    1,000
Equity                                                    52,550

                  In 1995, net income excludes a charge in the amount of $794,000 for certain defined compensation costs absorbed by the partners.

                  The Company's unaudited pro forma data for 1995 presented in Management's Discussion and Analysis of Financial Condition and Results of Operations assumes that the GDI redemption had taken place at January 1, 1995. The pro forma data also includes estimates of related costs associated with TransPro becoming a stand alone, publicly-traded business.

                  GDI had the following transactions with the Automotive and Truck Products Business and Handy & Harman during 1995:

(amounts in thousands)

                                                              1995
                                                              ----
Automotive and Truck Products
  Products purchased from                                   $  886
  Fees received for services rendered to                        63
  Fees paid for services provided by                            53
  Fees paid for rental of facilities from                       77

Handy & Harman
  Fees paid for rental of facilities from                      344

NOTE 9 - FINANCING

         In September 1995, the Company entered into the Credit Agreement with a group of five banking institutions. The Credit Agreement provides for unsecured borrowings or the issuance of letters of credit in an aggregate amount not to exceed $75 million. The Credit Agreement expires in October, 2000, and is comprised of a $50 million five year revolving credit facility (the "Revolver") and a $25 million term loan facility (the "Term Loan"). The Term Loan is payable in 20 equal quarterly installments over five years commencing December 31, 1995. The Revolver and Term Loan each bear interest at variable rates based on either
(i) a Eurodollar loan rate, plus an applicable margin based upon the ratio of the Company's total funded debt to earnings before interest, taxes, depreciation and amortization, or (ii) the prime lending rate, at the Company's option. The Credit Agreement calls for a commitment fee payable quarterly, in arrears, of
 .25% per annum on the average daily unused portion. During 1997, 1996 and the fourth quarter of 1995, $25 million of the total borrowings under the Credit Agreement were subject to the interest swap agreement (see Note 7) to fix the interest rate at 5.85% plus a margin of between .75% and 1.25% based on the Company's leverage ratio. The interest swap agreement expired on December 29, 1997. The weighted average interest rate on all borrowings under the Credit Agreement approximated 6.89% for 1997 and 7.19% for 1996 after the effect of the interest swap agreement. The interest rate for borrowings under the Credit Agreement at December 31, 1997 and 1996 was 6.84% and 6.92% respectively, after the effect of the interest swap agreement.

         The Company's Credit Agreement contains financial covenants which, among other things, requires the maintenance of a minimum tangible net worth and debt service coverage and a maximum level of debt to earnings before interest, taxes, depreciation and amortization and to net worth, as well as covenants which place limits on dividend payments in excess of $3.6 million per annum and capital expenditures in excess of 140% of the prior fiscal year's depreciation expense unless certain financial ratios are attained.

         Long-term debt consisted of the following:

(amounts in thousands)

                                              DECEMBER 31,        DECEMBER 31,
                                                  1997                1996
                                                  ----                ----
  Revolver                                     $ 11,500           $  7,650

  Term Loan                                      13,750             18,750

  Industrial revenue bonds:
       Floating rate bond due 2010                8,000              8,000
       Floating rate bond due 2013                5,000              5,000

  Unamortized debt expense                         (412)              (483)
                                               ---------          ---------
                                                 37,838             38,917
  Less current maturities                         5,000              5,000
                                               ---------          ---------
  Total long-term debt                         $ 32,838           $ 33,917
                                               =========          =========

         The floating rate industrial revenue bonds bear interest at a rate based on a short-term tax-exempt bonds index, as defined in the bonds, and which approximated 3.86% at December 31, 1997 and 4.05% at December 31, 1996. The average interest rate for all industrial revenue borrowings approximated 3.82% during 1997 and 3.52% during 1996.

         Long-term debt (excluding the unamortized debt expense) at December 31, 1997 matures during the following years:

(amounts in thousands)

         1998                          $  5,000
         1999                             5,000
         2000                            15,250
         2001                                --
         2002                                --
         Thereafter                      13,000

NOTE 10 - COMMITMENTS AND CONTINGENCIES


         Leases: The Company's leases consist primarily of manufacturing and distribution facilities and equipment and expire principally between 1998 and 2002. A number of leases require that the Company pay certain executory costs (taxes, insurance, and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases approximated $3,749,000 in 1997, $3,907,000 in 1996 and $1,621,000 in 1995. Future minimum payments under noncancelable operating leases as of December 31, 1997 were as follows:

(amounts in thousands)

1998                       $  3,581
1999                          2,738
2000                          2,250
2001                            302
2002                             78
                           ---------
Total                      $  8,949
                           =========

         Insurance: The Company is self-insured for health care, workers compensation, general liability and product liability up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under its workers compensation and liability policies and has reserved approximately $5.8 million to pay such claims. As a condition of insurability, the Company has provided letters of credit totaling $3.6 million.

         Legal Proceedings: Various legal actions are pending against or involve the Company with respect to such matters as product liability, casualty and employment related claims including one potential claim under the Americans with Disabilities Act and one claim of sexual harassment of a group of non-exempt union employees by another non-exempt union employee at one of the Company's manufacturing facilities. In the opinion of management, after review and consultation with counsel, the aggregate liability, if any, that ultimately may be incurred in excess of amounts already provided should not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

         Severance Agreements: The Company has a Key Employee Severance Policy and has entered into severance agreements with senior key employees in order to provide financial assistance if employment with the Company is terminated under the circumstances set forth in the policy and the agreements. The policy and agreements provide for formalized severance benefits in the event of non-voluntary termination.

         Environmental Matters: The Company is subject to Federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. The Company believes it is reasonably possible that environmental related liabilities may exist with respect to one industrial site formerly occupied by the Company. Based upon environmental site assessments, the Company believes that the cost of any potential remediation for which the Company may ultimately be responsible will not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

         Collective Bargaining Agreements: The Company had approximately 2,300 employees at December 31, 1997. Of these employees, approximately 1,200 were covered by collective bargaining agreements which expire at different times. The Company has successfully renegotiated 7 collective bargaining agreements over the last several years and feels labor relations are good, but there can be no assurance that work stoppages will not occur in the future.

NOTE 11 - STOCK COMPENSATION PLANS

STOCK OPTIONS

         At December 31, 1997, the Company had two stock option plans under which key employees and directors have options to purchase TransPro Common Stock. Under the 1995 Stock Plan (the "Stock Plan") options are granted at fair market value on the date of grant and are exercisable cumulatively at the rate of 50% two years from the date of grant, 75% three years from the date of grant, and 100% four years from the date of grant. Options granted under the Stock Plan expire 10 years from the date of the grant. Awards of restricted stock may also be granted to key employees under the Stock Plan and may be issued in addition to, or in lieu of stock options. The total number of shares of Common Stock with respect to which stock options may be granted and restricted shares may be awarded under the Stock Plan shall not exceed 600,000. At December 31, 1997 and 1996, 461,429 and 361,822 common shares, respectively, were reserved for stock options and restricted shares under the Stock Plan. The Directors Stock Option Plan (the "Directors Plan") provides for the purchase price per share of Common Stock for which each option is exercisable to be equal to 100% of the fair market value of the Common Stock covered thereby on the date of grant. Subject to certain acceleration provisions, each option granted under the Directors Plan will be exercisable 50% after two years from the date of grant, 75% after three years from the date of grant and 100% after four years from the date of grant. Options granted under the Directors Plan expire 10 years from the date of grant. The total number of shares of Common Stock with respect to which options may be granted under the Directors Plan may not exceed 100,000 shares. At December 31, 1997 and 1996, 43,600 and 54,300 shares, respectively, were reserved for future grants of stock options under the Directors Plan.

         The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under the plans consistent with Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                               1997               1996               1995
                                                               ----               ----               ----

Net Income                              As reported          $   7,875          $   8,420          $   9,074
                                        Pro forma                7,590              8,136              8,975

Basic and Diluted Earnings              As reported          $    1.20          $    1.28          $    1.39
Per Share                               Pro forma            $    1.16          $    1.24          $    1.38

         The fair value of each option grant is estimated for the above disclosure on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                           1997                    1996                     1995
                                           ----                    ----                     ----

Dividend yield                            2.20%                   2.20%                    2.20%
Expected Volatility                      30.20%                  31.10%                   32.80%
Risk-free interest rate                   6.69%                   5.88%                    5.82%
Expected life                           6 Years                 6 Years                  6 Years

Information regarding the Stock Plan and the Directors Plan is as follows:

                                                                                     OPTION PRICE RANGE
                                                                         --------------------------------------------
                                                        NUMBER OF                            WEIGHTED
STOCK PLAN                                               OPTIONS            LOW              AVERAGE          HIGH
----------                                               -------            ---              -------          ----
Outstanding at December 31, 1995                         219,397          $  3.730          $    8.320     $  11.750
Granted                                                  166,225          $  7.500          $    7.556     $   8.125
Exercised                                                 (1,344)         $  4.680          $    4.680     $   4.680
Canceled                                                 (68,686)         $  4.680          $    7.377     $   8.610
                                                       ----------
Outstanding at December 31, 1996                         315,592          $  3.730          $    8.137     $  11.750
Granted                                                   95,400          $  7.750          $    7.750     $   7.750
Exercised                                                  (4032)         $  5.880          $    5.880     $   5.880
Canceled                                                 (14,193)         $  6.240          $    7.900     $   8.600
                                                       ----------
Outstanding at December 31, 1997                         392,767          $  3.720          $    7.970     $  11.750
                                                       ==========

Exercisable at December 31, 1997                          89,134          $  3.720          $    8.460     $  11.750
                                                       ==========       ===========         ===========   ===========
Exercisable at December 31, 1996                          30,911          $  3.720          $    6.240     $   8.120
                                                       ==========       ===========         ===========   ===========

                                                                                     OPTION PRICE RANGE
                                                                         --------------------------------------------
                                                        NUMBER OF                            WEIGHTED
DIRECTORS PLAN                                           OPTIONS            LOW              AVERAGE          HIGH
--------------                                           -------            ---              -------          ----
Outstanding at December 31, 1995                          35,000          $  9.625          $   10.700     $  11.750
Granted                                                   10,700          $  8.375          $    8.375     $   8.375
                                                       ----------
Outstanding at December 31, 1996                          45,700          $  8.375          $   10.156     $  11.750
Granted                                                   10,700          $  7.750          $    7.750     $   7.750
                                                       ----------
Outstanding at December 31, 1997                          56,400          $  7.750          $    9.700      $ 11.750
                                                       ==========

Exercisable at December 31, 1997                          17,500          $  9.625           $  10.700      $ 11.750
                                                       ==========       ===========         ===========   ===========

RESTRICTED STOCK

         Restricted stock awarded in 1997 and 1996 vests four years from the date of the award. Restricted stock awarded in 1995 and outstanding at December 31, 1995 represents replacement restricted shares for former Allen employees currently employed by TransPro. These replacement shares vest over time in accordance with original Allen vesting schedules. The vesting of some of these replacement shares may be accelerated when the Company's average earnings per common share over three consecutive fiscal years equal or exceed specified target levels.

RESTRICTED STOCK AWARDS


Outstanding at December 31, 1995             71,834
Awarded                                       9,463
Vested                                       (2,651)
Canceled                                    (36,411)
                                            -------
Outstanding at December 31, 1996             42,235
Awarded                                      18,400
Vested                                      (10,049)
                                            -------
Outstanding at December 31, 1997             50,586
                                            =======

         Unearned compensation, representing the fair value of the restricted shares at the date of the award, is charged to income over a four year period beginning when the stock is issued, or over the period of actual vesting of such shares, whichever period is shorter.

         Compensation expense with respect to all restricted shares amounted to $99,000 in 1997, $73,000 in 1996 and $126,000 in 1995.

NOTE 12 - STOCKHOLDER RIGHTS PLAN

         On September 14, 1995, the Board of Directors adopted a stockholder rights plan (the "Rights Plan"), under which one Right was issued and distributed for each share of Common Stock. The Rights Plan is intended to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer what the Company believes to be an adequate price to all shareholders. Each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at a price of $60.00 per one one-hundredth of a share of Series A Preferred Stock subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the Company and The First National Bank of Boston, as Rights Agent.

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

NOTE 13 - RETIREMENT PLANS

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

         Amounts are summarized as follows:

         (amounts in thousands)

                                                        DECEMBER 31,
                                                   1997              1996
                                                   ----              ----
Additional minimum liability                      $ 3,194          $  2,600
                                                  ========         =========

Intangible assets                                 $ 1,078          $  1,032
Reduction of stockholders' equity                 $ 1,259          $    933
Tax benefits                                      $   857          $    635

         Net periodic pension cost for the Company's plans is summarized as follows:

(amounts in thousands)

                                                                           YEAR ENDED DECEMBER 31,
                                                              1997                1996                 1995
                                                             -------             -------             -------
Service cost for benefits earned during the year             $ 1,026             $   941             $   637
Interest cost on the projected benefit obligation              1,916               1,693               1,079
Return on plan assets                                         (1,956)             (2,283)             (1,859)
Net amortization and deferral                                     88                 707                 989
                                                             -------             -------             -------
Net periodic pension cost                                    $ 1,074             $ 1,058             $   846
                                                             =======             =======             =======

         The Louisville, Kentucky manufacturing facility which was dedicated solely to the production of Crew Cab and DRW components for Ford was closed in late 1997. There were no pension curtailment losses associated with this closing nor were any costs incurred related to the termination of benefits. The settlement resulting from the partial plan termination will be paid out in 1998, and is not expected to have a material impact on the Company's results.

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

         In 1997, 1996 and 1995 GDI contributed $22,000, $141,000 and $139,000 respectively, to multi-employer pension plans covering certain union employees based on a stated amount per hour. These contributions are deposited directly to the trustee and are not included in the net periodic pension cost amounts presented above. In addition, the net periodic pension costs presented above do not include approximately $29,000 charged to the Company by Allen in 1995 for participation in the Allen Plan.

         The following table sets forth the Company's plans' combined funded status and amounts recognized in the Company's consolidated balance sheet.

                                                            DECEMBER 31, 1997                         DECEMBER 31, 1996
                                                            -----------------                         -----------------
                                                     ACCUMULATED       ASSETS EXCEED          ACCUMULATED          ASSETS EXCEED
                                                      BENEFITS          ACCUMULATED            BENEFITS             ACCUMULATED
(amounts in thousands)                              EXCEED ASSETS         BENEFITS            EXCEED ASSETS          BENEFITS
Actuarial present value of benefit
     obligations:
         Vested benefit obligation                    $ 12,640             $ 13,763             $ 11,769             $ 12,620
         Non-vested benefit obligation                     602                  993                  478                  830
                                                      --------             --------             --------             --------
Accumulated benefit obligation                          13,242               14,756               12,247               13,450
Effect of proposed compensation increases                   80                  943                   82                  873
                                                      --------             --------             --------             --------
Projected benefit obligation                            13,322               15,699               12,329               14,323
Plan assets at fair value                                9,622               16,063                9,092               13,584
                                                      --------             --------             --------             --------
Excess (Deficiency) of plan assets over
     projected benefit obligation                       (3,700)                 364               (3,237)                (739)
Gain (Loss) due to actuarial experience varying
     from actuarial assumptions                          2,291               (2,983)               1,740               (1,597)
Prior service cost not yet recognized in
      pension cost                                       1,078                  (49)               1,058                  (46)
Unrecognized net transition liability                     (106)                 (96)                (118)                (126)
Adjustment to recognize minimum liability               (3,194)                  --               (2,600)                  --
                                                      --------             --------             --------             --------
Accrued pension cost recognized
     in the consolidated balance sheet                $ (3,631)            $ (2,764)            $ (3,157)            $ (2,508)
                                                      ========             ========             ========             ========

The measurement date for each plan is December 31.

The projected benefit obligation for all plans was determined using the following assumptions:

                                                              DECEMBER 31,
                                                       1997                 1996
                                                       ----                 ----
Weighted average discount rate                         7.00%           7.50-7.75 %
Rate of increase in compensation levels                4.00%                4.50 %
Expected long-term rate of return on assets            9.00%                9.00 %


401 (K) INVESTMENT PLANS

         Under the Company's 401(k) Plans, substantially all of the Company's non-union employees are eligible to save, by payroll deductions, a portion of their salaries. Effective January 1, 1996, the amount saved may be invested in the Company's Common Stock. Depending upon the Plan, the Company matches certain percentages of the amounts saved by the employees. The Company's matching contribution to the 401(k) Plans was approximately $458,000 in 1997, $376,000 in 1996 and $149,000 in 1995.

NOTE 14 - POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

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

         The components of the expense for postretirement health care and life insurance benefits are as follows:

(amounts in thousands)

                                                           YEAR ENDED DECEMBER 31,

                                                  1997              1996             1995
                                                 -----             -----            -----
Service cost for benefits earned
    during the year                              $  27             $  50            $  71
Interest cost on accumulated
    postretirement benefit obligation               85               109              146
Net amortization                                   (32                27               (6)
                                                 -----             -----            -----
Net periodic postretirement benefit
    cost                                         $  80             $ 186            $ 211
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

         The components of the accumulated postretirement benefit obligation (all of which are unfunded) are as follows:

(amounts in thousands)

                                                                DECEMBER 31,
                                                          1997              1996
                                                         ------            ------
Retirees                                                 $  624            $  756
Fully eligible active plan participants                      12                12
Other active plan participants                              535               454
Unrecognized net gain                                       220               287
                                                         ------            ------
Accumulated postretirement benefit obligation            $1,391            $1,509
                                                         ======            ======

The accumulated postretirement obligation was determined using the following assumptions:

(dollars in thousands)

                                                                               DECEMBER 31,
                                                                            1997             1996
                                                                            ----             ----

Weighted average discount rate                                              7.0%             7.5%
Health care cost trend rate for next year                                   9.6%             9.6%
Health care trend rate decreases .4% per year until
    ultimate rate achieved in year                                          2010             2010
Ultimate health care cost trend rate                                        5.0%             5.0%
Effect of a 1% increase in the assumed health care
    cost trend rate on the accumulated
    postretirement benefit obligation at year end                          $  42            $  44
Effect of a 1% increase in the assumed health care
    cost trend rate on the aggregate of service and
    interest cost components of the net periodic
    postretirement benefit cost during the year                            $   8            $  12

NOTE 15 - QUARTERLY FINANCIAL DATA (UNAUDITED)

(amounts in thousands, except per share amounts)

                                                                   YEAR ENDED DECEMBER 31, 1997
                                                ----------------------------------------------------------------
                                                1st Qtr            2nd Qtr            3rd Qtr            4th Qtr

Sales                                           $62,096            $79,303            $80,181            $67,286
Gross margin                                    $13,914            $21,281            $19,156            $12,333
Net income                                      $ 1,000            $ 4,639            $ 2,018            $   218
Basic and diluted earnings per share            $  0.15            $  0.71            $  0.31            $  0.03

Market price of common stock:
     High                                       $    10            $ 8-7/8            $11-15/16          $11-1/2
     Low                                        $ 8-5/8            $ 7-1/8            $8-3/8             $7-5/8


(amounts in thousands, except per share amounts)

                                                                     YEAR ENDED DECEMBER 31, 1996
                                                ----------------------------------------------------------------
                                                1st Qtr            2nd Qtr            3rd Qtr            4th Qtr

Sales                                           $58,338            $69,849            $72,501            $63,407
Gross margin                                    $13,827            $16,889            $16,419            $14,692
Net income                                      $ 1,290            $ 2,886            $ 3,240            $ 1,004
Basic and diluted earnings per share            $   .20            $   .44            $   .49            $   .15

Market price of common stock:
     High                                       $    11            $ 8-3/4            $ 8-3/8            $ 9-1/4
     Low                                        $ 6-1/4            $ 6-3/4            $ 5-1/2            $ 6-3/4


         The above table summarizes quarterly financial information for 1997 and 1996. In management's opinion, all adjustments (which include only normal recurring adjustments) necessary to present fairly the information for such quarters have been reflected above.

NOTE 16 - ACQUISITIONS

         In December, 1997 the Company acquired substantially all of the assets and assumed certain specified liabilities of VMS for approximately $1.0 million. VMS is located in Ontario, Canada and specializes in utility van conversions. VMS reported fiscal year end February 1997 sales of $1.6 million. The acquisition was accounted for as a purchase and VMS's results have been included in the consolidated financial statements from the date of acquisition. The Company financed the purchase of VMS by borrowings under the Credit Agreement and recorded $0.4 million of goodwill related to the transaction, which is being amortized over 20 years.

         In August 1996, the Company acquired substantially all of the assets and assumed certain specified liabilities of Rahn. Rahn is a manufacturer of replacement automotive air conditioner condensers and evaporators for the Aftermarket as well as tube and fin heat exchangers for industrial applications. Rahn reported sales of $12.3 million for the twelve months ended December 31, 1995. The acquisition was accounted for as a purchase and Rahn's results of operations have been included in the consolidated financial statements from the date of acquisition. The transaction was structured with an initial purchase price of $5.3 million paid in cash at closing, with an opportunity for a maximum additional payout of $2.5 million based upon the future earnings performance of the business. In addition, approximately $0.2 million was capitalized for transaction costs incurred to complete the acquisition. The initial purchase price was financed by borrowings under the Credit Agreement. In connection with this transaction, the Company recorded $2.4 million of goodwill which is being amortized over 20 years.

NOTE 17 - COMPREHENSIVE INCOME

The following table sets forth the income tax expense or (benefit) related to each item of other comprehensive income:

                                                                      TAX
                                                   PRE-TAX         EXPENSE OR       NET-OF-TAX
(Amounts in Thousands)                             AMOUNT          (BENEFIT)          AMOUNT
                                                   -----             -----             -----
YEAR ENDED DECEMBER 31, 1997
Foreign currency translation adjustment            $ (44)            $ (18)            $ (26)
Minimum pension liability adjustment                (548)             (222)             (326)
                                                   -----             -----             -----
Other comprehensive income                          (592)             (240)             (352)
                                                   =====             =====             =====
YEAR ENDED DECEMBER 31, 1996
Foreign currency translation adjustment             (119)              (48)              (71)
Minimum pension liability adjustment                 817               330               487
                                                   -----             -----             -----
Other comprehensive income                           698               282               416
                                                   =====             =====             =====
YEAR ENDED DECEMBER 31, 1995
Foreign currency translation adjustment             (188)              (77)             (111)
Minimum pension liability adjustment                (672)             (274)             (398)
                                                   -----             -----             -----
Other comprehensive income                         $(860)            $(351)            $(509)
                                                   =====             =====             =====

The following is a rollforward of the accumulated other comprehensive income balances:

                                                         MINIMUM          ACCUMULATED
                                     FOREIGN             PENSION             OTHER
                                     CURRENCY           LIABILITY         COMPREHENSIVE
(Amounts in Thousands)             TRANSLATION          ADJUSTMENT           INCOME
                                     -------             -------             -------
BALANCE DECEMBER 31, 1994            $    --              (1,022)            $(1,022)
Current period change                   (111)               (398)               (509)
                                     -------             -------             -------
BALANCE DECEMBER 31, 1995               (111)             (1,420)             (1,531)
                                     -------             -------             -------
Current period change                    (71)                487                 416
                                     -------             -------             -------
BALANCE DECEMBER 31, 1996               (182)               (933)             (1,115)
                                     -------             -------             -------
Current period change                    (26)               (326)               (352)
                                     -------             -------             -------
BALANCE DECEMBER 31, 1997            $  (208)             (1,259)            $(1,467)
                                     =======             =======             =======

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of TransPro, Inc.

         We have audited the accompanying consolidated balance sheets of TransPro, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TransPro, Inc. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P.
Hartford, Connecticut
February 13, 1998

C O R P O R A T E  I N F O R M A T I O N

STOCK EXCHANGE LISTING                                       ANNUAL STOCKHOLDERS' MEETING

Common stock:                                                The Annual Meeting of
New York Stock Exchange                                      Stockholders will be held at
Ticker  Symbol:  TPR                                         11:00 AM on
                                                             April 29, 1998 at the
                                                             Omni Berkshire Place Hotel
REGISTRAR & TRANSFER AGENT                                   21 East 52nd Street
                                                             New York, New York
Bank Boston
c/o  Boston EquiServe
PO Box 8040                                                  FORM 10-K OR ADDITIONAL INFORMATION
Boston, Massachusetts 02266-8040
1-800-733-5001                                               If you are requesting the 1997 Annual Report,
                                                             Form 10-K or other written information,
                                                             please phone 203-401-6450.
COUNSEL

Wiggin & Dana                                                STOCKHOLDERS
New Haven, Connecticut
                                                             As of March 4, 1998, TransPro, Inc.
                                                             had 6,611,460 shares of common stock
INDEPENDENT ACCOUNTANTS                                      outstanding owned by 1,325 holders of
                                                             record.
Coopers & Lybrand L.L.P.
Hartford, Connecticut
                                                             CORPORATE OFFICE
ANNUAL REPORT DESIGN
                                                             TransPro, Inc.
Donaldson Makoski, Inc.                                      100 Gando Drive
Avon, Connecticut                                            New Haven, Connecticut 06513
                                                             203-401-6450
INVESTOR RELATIONS

Morgen-Walke Associates, Inc.
New York, New York

BOARD OF DIRECTORS

William J. Abraham, Jr.
Partner
Foley & Lardner

Barry R. Banducci
Chairman of the Board
TransPro, Inc.

Philip Wm. Colburn
Chairman of the Board
Allen Telecom Inc.

Paul R. Lederer
Executive Vice President
Worldwide Aftermarket
Federal-Mogul Corporation

Hank McHale
President and Chief Executive Officer
TransPro, Inc.

Sharon M. Oster
Frederic D. Wolfe Professor of
Management and Entrepreneurship
Yale University School of Management

F. Alan Smith
Former Executive Vice President
General Motors Corporation

CORPORATE OFFICERS

Hank McHale
President and Chief Executive Officer

John C. Martin, III
Vice President, Treasurer, Secretary
and Chief Financial Officer

Jeffrey L. Jackson
Vice President, Human Resources

Timothy E. Coyne
Vice President, Controller
and Assistant Secretary


DIVISION PRESIDENTS

John Della Ventura, President, G&O
Manufacturing Co.

Michael Hooper, President, Crown Divisions