Form 10-K405, Exhibit 13
period 1998-12-31
TRANSPRO INC
filed 1999-03-30
CIK 948844

                                [PHOTO OMITTED]

                                                    TransPro, Inc.
                                                    PRECISION
                                                    TRANSPORTATION
                                                    PRODUCTS

At TransPro, Inc. our core management values are quality, low cost manufacturing and commitment to our customers.

1     Financial Highlights

2     Letter to Shareholders

4     Aftermarket Heating and Cooling Systems

6     Speciality Metal Fabrication

8     OEM Heat Transfer Systems

10    In Summary

11    Distribution Network

12    Financial Information

TransPro, Inc. FINANCIAL HIGHLIGHTS

--------------------------------------------------------         -------------------------------------------------------
Amounts in Thousands, Except Per Share,
Current Ratio, and Employee Data                            1998          1997          1996          1995          1994
------------------------------------------------------------------------------------------------------------------------
Operating results
Sales                                                   $240,065      $288,866      $264,095      $151,660      $118,506
Gross margin                                              54,518        66,684        61,827        31,174        20,983
Plant and business consolidation and closure costs            --         3,958         4,389            --            --
Income from operations                                     6,231        16,448        17,006        13,907        16,114
Income from joint venture                                     --            --            --         2,495         1,368
Net income                                                 1,647         7,875         8,420         9,074         9,966
Basic earnings per common share*                        $   0.25      $   1.20      $   1.28      $   1.39      $   1.51
Diluted earnings per common share*                      $   0.24      $   1.20      $   1.28      $   1.39      $   1.51
Cash dividends per share                                $   0.20      $   0.20      $   0.20      $   0.05            --

Financial condition
Current ratio                                               3.34          2.65          2.46          2.27          2.18
Working capital                                         $ 70,176      $ 63,465      $ 56,161      $ 53,255      $ 17,837
Capital expenditures                                       8,582         7,214         5,565         4,066         2,512
Depreciation expense                                       6,557         6,627         5,911         3,701         3,220
Net property, plant and equipment                         39,487        36,752        37,939        36,951        23,618
Total assets                                             148,527       144,540       140,266       139,718        87,907
Debt                                                      42,197        37,838        38,917        40,846        13,950
Total equity                                              67,867        65,015        58,696        51,103        54,647
Number of employees                                        2,367         2,322         2,139         2,001           828
--------------------------------------------------------         -------------------------------------------------------

*The basic and diluted earnings per share for years prior to 1995 are for comparative purposes only as common shares were not issued until October 1995 and assumes average shares outstanding of 6,621,000.

On September 29, 1995, TransPro, Inc. ("TransPro" or the "Company") completed a series of transactions pursuant to which the Company's sole stockholder, Allen Telecom Inc. ("Allen"), contributed (the "Contribution") to the Company substantially all of the assets and liabilities of Allen's original equipment radiator and fabricated metal products business (the "Automotive and Truck Products Business"), as well as Allen's 50% ownership interest in GO/DAN Industries ("GDI"), a 50/50 joint venture partnership between affiliates of Allen and Handy & Harman. Immediately thereafter, Allen caused GDI to redeem the outstanding ownership interest in GDI not already owned by Allen (the "GDI Redemption"), thereby making GDI an indirect wholly owned partnership of the Company. GDI produces replacement radiators and other heat transfer products for the automotive and truck aftermarkets.

In addition, Allen effected the distribution (the "Distribution") of 100% of the outstanding shares of the Company's common stock to the holders of record of Allen's common stock as of the close of business on September 29, 1995 (the "Record Date"). The Distribution was made on the basis of one share of the Company's common stock for every four shares of Allen's common stock outstanding on the Record Date, which resulted in the distribution of an aggregate of 6,621,349 shares of TransPro common stock. As a result of the Contribution, the Distribution, and the GDI Redemption, TransPro owns the Automotive and Truck Products Business and 100% of GDI, and is an independent publicly-traded company.

The above table sets forth certain selected historical (1994 and 1995) financial data for the Crown and G&O divisions of the Company (formerly the Automotive and Truck Products Business). Prior to October 1, 1995, the date on which the financial results of GDI were reported on a fully consolidated basis, TransPro's 50% ownership in GDI was reported under the equity method of accounting. Therefore the 1994 sales, gross margin and income from operations amounts in the table above do not include GDI and the 1995 sales, gross margin and income from operations amounts in the table above include only three months of GDI activity. The number of employees for 1995 includes GDI employees.

TransPro, Inc. ANNUAL REPORT 1998

TransPro, Inc. continues to focus on growth and expansion of all our divisions.

[PHOTO OMITTED]


/s/ Barry Banducci                      /s/ Hank McHale

Barry Banducci                          Hank McHale
Chairman of the Board of Directors      President and Chief Executive Officer

TransPro, Inc. ANNUAL REPORT 1998

Letter To Shareholders

For TransPro, 1998 was a year of transformation.

It marked the first full year of operations at TransPro that did not include results from the Ford Crew Cab program. In addition, 1998 did not include the results from the Ford order to convert vans for the U.S. Postal Service, which was completed in 1997. As a result, the Aftermarket represents a larger proportion of our overall business. This change has increased the seasonality of our operating results, as the normal seasonality of the Aftermarket business becomes more apparent.

Throughout the year, we continued the process of positioning the Company for improving profits and future growth. That process began with the restructuring initiatives enacted in our Aftermarket Heating and Cooling Systems and OEM Heat Transfer Systems operations over a year ago. Through a combination of acquisitions and other strategic actions as well as extensive cost reduction activities, we have extended the breadth and depth of the markets we service and have achieved significant operating improvements across all of our divisions. However, much effort remains in order to attain an acceptable level of profitability.

During 1998, we expanded our product offerings to the automotive Aftermarket into air conditioning parts with the acquisition of Evap, Inc. in August 1998. To further support our expansion into air conditioning parts, in February 1999 we acquired A/C Plus, Inc., an automotive air conditioning compressor remanufacturer. By adding the product lines of these two acquisitions to our existing Rahn air conditioning condenser line, we now offer the Aftermarket a full line of air conditioning parts in addition to our traditional heat transfer product line.

While we are pleased with the significant progress we have made in improving and growing our remaining core businesses, we also believe that this progress has been masked somewhat by year over year comparisons which attempt to equate where TransPro is today without the Ford Crew Cab program and the Ford order to convert U.S. Postal Service vans, as compared to where TransPro was in the past.

For 1998, net sales totaled $240.1 million versus $288.9 million in 1997. Net income for the year was $1.6 million, or $0.24 per diluted common share, versus net income of $10.2 million before plant and business consolidation and closure costs, or $1.55 per diluted common share last year. After these costs, 1997 net income was $7.9 million, or $1.20 per diluted common share.

In order to truly understand the improvements we have made, it is important to examine the results of each of TransPro's operating divisions.

The TransPro Business Matrix

----------------------------------------------------------------------------------------------------------------------------------
Divisions           Products                             Applications                   Significant Customers           % of Sales
----------------------------------------------------------------------------------------------------------------------------------
Aftermarket         Complete Radiators                   Passenger Cars                 National Retailers              65%
Heating and         Light to Moderate Duty Cores         Light Trucks                     o Autozone o Pep Boys
Cooling             Heavy Duty Cores                     Heavy Trucks                   Radiator Shops
Systems             Heaters                              Off-Highway Vehicles           Warehouse Distributors
  GDI               Air Conditioning Condensers                                           o Car Quest
  EVAP              Air Conditioning Parts                                                o Auto Value
                                                                                        Cooling System Specialists
----------------------------------------------------------------------------------------------------------------------------------
OEM Heat            Radiators                            Heavy Trucks and Buses         Paccar                          16%
Transfer            Charge Air Coolers                   Off-Highway Vehicles           Mack Truck
Systems             Oil Coolers                          Industrial                     OshKosh Truck
  G&O               Condensers                           Locomotive                     Cummins Power Generator
                    Engine Cooling System
                    Components
----------------------------------------------------------------------------------------------------------------------------------
Specialty           Industrial Fabricated                Electronic and                 Lucent Technologies             19%
Metal               Components                           Telecommunications             Alcatel
Fabrication         Vehicle Conversions                  Delivery and Service           Automotive OEMs
  CROWN             Aftermarket Vehicle                  Vehicles                       Fleet Operators
                    Conversion Parts
----------------------------------------------------------------------------------------------------------------------------------

In the Aftermarket we provide high quality cost effective products to our customers when they are needed, virtually anywhere in the U.S.

[PHOTO OMITTED]

TransPro, Inc. ANNUAL REPORT 1998

Moving Forward

Aftermarket Heating and Cooling Systems

At GDI, we achieved significant unit volume growth in our cornerstone radiator product line as well as in our heater and air conditioning product lines.

                                                                 [PHOTO OMITTED]

We also completed the acquisition of Evap, Inc. to add air conditioning parts to our Aftermarket offerings. Although we were not able to conclude that acquisition in time to enjoy the benefit of the peak air conditioning parts selling season, we have enhanced our national distribution network for Aftermarket heating and cooling systems products. We expect to see strong contributions in 1999 from the air conditioning parts product line as we expand our product offerings to existing customers and develop new customers. In February 1999, we acquired A/C Plus, Inc., an air conditioning compressor remanufacturing company. This acquisition supports our entry into air conditioning parts and ensures a supply of high quality compressors, a critical component of any full line air conditioning product line.

The Aftermarket continued to be extremely competitive in 1998 with downward pressure on pricing throughout the marketplace. To relieve some of this pressure, we remained focused on cost reduction activities, including low cost sourcing of product, more efficient production methods and a full year of savings associated with the move of heater production to our Mexico facility. These cost reduction actions and the strategic actions described above, coupled with the highest fill rates in the industry and excellent customer service, have helped to relieve some of the downward pricing pressure by making us a more valuable business partner to our customers.

Our customers in the Specialty Metal Fabrication segment include the leading telecommunications companies and large fleet vehicle operators.

                                [PHOTO OMITTED]

Transpro. Inc. ANNUAL REPORT 1998

Aggressive Expansion

Specialty Metal Fabrication

At Crown, we continued to focus on efficient, lean production while at the same time leveraging our core competencies of superior quality and on-time delivery. We accomplished this through the aggressive expansion of both our vehicle conversion and telecommunications operations.

                                                                 [PHOTO OMITTED]

As a result of increased demand and our December 1997 acquisition of Vehicle Management Systems, revenues from vehicle conversions, excluding the Postal Service order, increased 131% in 1998, virtually offsetting all of the revenue lost from the completion of the Postal Service contract. We also grew our metal fabrication business primarily through the start-up in April 1998 of our state-of-the art facility in the Dallas "telecom corridor." This has allowed us to participate in the rapidly growing telecommunications industry. Our customers include some of the leading telecommunications companies and our order rates accelerated throughout the year as we ramped-up production at this facility. We have achieved this increase in volume while improving operating efficiencies, resulting in better margins for the division.

Our OEM Heat Transfer Systems engineering capabilities are ranked `Best in
Class.'

                                [PHOTO OMITTED]

TransPro, Inc. ANNUAL REPORT 1998

Significant Strides

OEM Heat Transfer Systems

At our G&O division, 1998 was a year for building on strengths as a foundation for future growth and development.

                                                                 [PHOTO OMITTED]

We made significant strides in improving the efficiency of the division's Jackson, Mississippi facility. G&O's new management team, led by John DellaVentura, was effective in devising creative new solutions to address many of the facility's operating issues. These programs are focused on controlling costs while enhancing operational efficiency, and should help us to realize the cost savings anticipated in the original restructuring initiatives.

In conjunction with our steps to improve G&O's bottom line, we also took measures to enhance its growth potential. Through a combination of renewed marketing and sales efforts and strong build rates at our customers, G&O realized higher than expected revenue growth in 1998. Our ongoing commitment to high standards of manufacturing and product quality will help to ensure that we retain our existing customers while we grow our business. Our capabilities once again earned us ISO 9002 certification and G&O's proprietary solution to heavy-duty truck charge air cooler durability and reliability. The Ultrao Seal(TM) grommeted charge air cooler is just one example of how we have grown the business through the introduction of innovative products. The introduction of this exciting new product has been extremely well received, and we expect to generate considerable new sales opportunities in the future.

TransPro, Inc. ANNUAL REPORT 1998

As we look ahead into 1999, all of us at TransPro are encouraged by the opportunities to grow and expand all of our businesses.

In the Aftermarket, our focus will be on maintaining our sales and market share in heat transfer products while significantly growing the newly acquired air conditioning product line. We plan to concentrate our cost reduction efforts on implementing a new lower cost condenser design, expanding our in house radiator tube production capacity and further developing aluminum core manufacturing capability for radiators, heaters and charge air coolers. At G&O, we will continue to improve our cost effectiveness, and fully expect the significant progress we have made in this area to continue. At Crown, the strong orders we continue to receive tell us there is significant opportunity for sales growth at our Dallas facility. As we ramp-up production at this operation, we see significant opportunities for revenue and margin growth. Similarly, we expect vehicle conversion revenues to grow from our strategic positioning in the Canadian market and, as we continue to explore new opportunities, to broaden our vehicle conversion product offerings and customer base.

Over the longer term, we remain committed to our goal of becoming a premier supplier of heating and cooling systems products to the Aftermarket and see significant opportunity to increase our presence in this area by leveraging the benefits of our extensive distribution network. Our acquisitions of Evap, Inc. and A/C Plus, Inc. are prime examples of this strategy, and we will continue to focus our acquisition efforts on heating and cooling system parts companies as we quickly grow this aspect of our business. We remain committed to continued internal sales and profit growth through the introduction of innovative products and a constant focus on cost control.

We believe concentrating on our core management values of quality, low cost manufacturing and commitment to our customers will provide the framework for our continuing efforts to gain profitable market share and maintain leadership in our chosen markets. We look forward to the opportunity in 1999 to clearly show the progress we have made.

Our Aftermarket Sales
Distribution Network

GO/DAN INDUSTRIES
AGENCIES

Amarillo, TX
806. 342-9440

Anchorage, AK
907. 279-5557

Bakersfield, CA
805. 837-8947

Billings, MT
406. 248-4594

Corpus Christi, TX
512. 884-7418

Eugene, OR
503. 683-2883

Jacksonville, FL
904. 730-3177

Knoxville, TN
615. 522-8845

Las Vegas, NV
702. 657-9666

Louisville, KY
502. 451-7749

McAllen, TX
210. 630-2991

Modesto, CA
209. 572-3151

Norfolk, VA
804. 461-0843

Odessa, TX
915. 337-0961

Oklahoma City, OK
405. 272-0453

Pensacola, FL
904. 477-6244

Redding, CA
916. 221-0118

Spokane, WA
509. 536-9429

Waller, TX
409. 372-2200

Wilkes-Barre, PA
717. 829-1723

BRANCHES

Albany, NY
518. 463-1331

Albuquerque, NM
505. 247-9180

Austin, TX
512. 835-8264

Birmingham, AL
205. 592-6707

Canton, OH
216. 455-4440

Cedar Rapids, IA
319. 377-7264

Charlotte, NC
704. 522-0711

Chatsworth, CA
818. 894-5878

Columbia, SC
803. 779-5897

Columbia, MD
410. 309-0701

Framingham, MA
508. 877-9880

Fresno, CA
209. 233-6525

Grand Rapids, MI
616. 261-4162

Hilliard, OH
614. 276-1646

Indianapolis, IN
317. 634-5754

Lansing, MI
517. 322-3031

Los Angeles, CA
310. 583-5711

Memphis, TN
901. 345-9069

Milwaukee, OR
503. 653-8531

Nashville, TN
615. 255-0501

Oakland, CA
415. 562-2732

Pembroke Park, FL
954. 964-5878

Pennsauken, NJ
609. 663-8101

Pittsburgh, PA
412. 771-2100

Richmond, VA
804. 321-0384

Riviera Beach, FL
407. 863-7998

Sacramento, CA
916. 649-8020

Salt Lake City, UT
801. 486-5877

San Antonio, TX
512. 224-0857

San Diego, CA
619. 283-2177

San Jose, CA
408. 244-0237

Santa Fe Springs, CA
310. 941-6113

Shreveport, LA
318. 635-8514

Springfield, MO
417. 869-5111

St. Louis, MO
314. 343-9515

Syracuse, NY
315. 475-3794

Tampa, FL
813. 251-8041

Tucson, AZ
602. 791-9211

Tulsa, OK
918. 622-5860

Wichita, KS
316. 263-8287

PLANTS/BRANCHES

Atlanta, GA
404. 627-5731

Burr Ridge, IL
708. 655-2686

Cincinatti, OH
513. 984-3912

Cleveland, OH
216. 267-0922

Dallas, TX
214. 637-6740

Denver, CO
303. 295-0944

Houston, TX
713. 675-6401

Los Angeles, CA
213. 588-1291

Los Angeles, CA
213. 588-1294

Kansas City, MO
816. 471-5404

Orlando, FL
407. 843-9130

Philadelphia, PA
215. 425-9582

Phoenix, AZ
602. 252-1801

San Bernardino, CA
714. 796-0754

Seattle, WA
206. 764-7028

Tucker, GA
770. 491-6351

Windsor, CT
203. 688-7644

Evap, Inc.
Arlington, TX
817. 633-6622

EVAP, INC.
Arlington, TX
817. 633-6622

A/C PLUS, INC.
Arlington, TX
817. 861-8989

TransPro, Inc. ANNUAL REPORT 1998

Headquarters

Aftermarket Headquarters, located in New Haven, Connecticut, provides marketing, financial and engineering support for the plants, branches and agencies.

Agencies

Privately operated sales outlets provide cost effective local service in smaller markets, using our inventory and computer systems networked to Aftermarket Corporate offices.

Branches

Branches are situated in major markets to service all customers with a full complement of products and services. Locations are computer networked to the distribution centers and other branches to locate inventory and process orders for daily delivery.

Our national distribution network for Aftermarket heating and cooling systems products.

                                [PHOTO OMITTED]

Plants/Branches

Regional Plants build to order truck and industrial radiator cores for same day and next day delivery to local radiator shops. These facilities design and manufacture special applications from race cars to oil rigs and ship within 24 hours.

Major Plants produce high volume parts at world class quality levels and offer the flexibility to help manage total finished goods inventory.

Distribution Centers

Distribution Centers maintain an inventory of thousands of different parts, ensuring the availability of a complete line of parts and the highest fill rates in the industry.

TransPro, Inc. ANNUAL REPORT 1998

                                [PHOTO OMITTED]

Financial Information

Management's responsibility for financial statements.

The consolidated financial statements of TransPro, Inc. and its subsidiaries, and all other information presented herein are the responsibility of the management of the Company. The financial statements have been prepared in accordance with generally accepted accounting principles.

Management is responsible for the integrity and objectivity of the financial statements, including estimates and judgments reflected in them. It fulfills this responsibility primarily by establishing and maintaining accounting systems and practices adequately supported by internal accounting controls. These controls include the selection and training of management and supervisory personnel; maintenance of an organizational structure providing for delegation of authority and establishment of responsibilities; communication of requirements for compliance with approved accounting, control and business practices throughout the organization and business planning and review. However, an effective internal control system, no matter how well designed, has inherent limitations - including the possibility of the circumvention or overriding of controls - and, therefore, can provide only reasonable assurance with respect to financial statement preparation and such safeguarding of assets. Further, because of changes in conditions, internal control system effectiveness may vary over time. Management believes the internal accounting controls in use provide reasonable assurance that the Company's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements.

The Audit Committee will recommend the selection of the independent public accountants who are then appointed by the Board of Directors. The independent public accountants are engaged to perform an audit of the consolidated financial statements in accordance with generally accepted auditing standards. Their report appears herein.

The Audit Committee of the Board of Directors is comprised entirely of individuals who are not employees of the Company. This Committee meets periodically with management and the independent public accountants to review controls, financial results and audit results.

/s/ Hank McHale                           /s/ Timothy E. Coyne

Hank McHale                               Timothy E. Coyne
President and Chief Executive Officer     Vice President, Treasurer, Secretary,
                                          Controller and Chief Financial Officer

--------------------------------------------------------------------------------
Management's Discussion and Analysis
------------------------------------
      of Financial Condition and Results of Operations

TransPro, Inc. (the "Company") is a manufacturer and supplier of heat transfer components and systems, replacement automotive air conditioning parts and specialty fabricated metal products for a variety of Aftermarket and OEM automotive, truck and industrial equipment applications, and performs vehicle conversions.

Year Ended December 31, 1998 versus Year Ended December 31, 1997 Net sales for 1998 declined 17% to $240.1 million compared with $288.9 million for 1997. This decline reflects the completion in the fourth quarter of 1997 of the Ford Crew Cab/Dual Rear Wheel program and the Ford order to convert vehicles for the U.S. Postal Service (the "Ford Orders"). Excluding the Ford Orders from the 1997 results, sales increased $28.3 million or 13% in 1998. Aftermarket Heating and Cooling Systems sales increased $13.1 million or 9% over 1997 due to unit volume gains in the radiator, heater and condenser product lines, as well as air conditioning parts sales related to the August 1998 acquisition of Evap, Inc. ("Evap"), an aftermarket air conditioning parts supplier. Excluding the Ford Orders, sales in the Specialty Metal Fabrication business increased $14.8 million or 50% over 1997 levels, substantially offsetting the loss of revenue from the Ford order to convert vehicles for the U.S. Postal Service and reflecting the full year effect of the December 1997 acquisition of VMS, a Canadian vehicle converter. OEM Heat Transfer Systems sales increased 1% over 1997.

Gross margins of 22.7% in 1998 were lower than the 23.1% achieved in the prior year, reflecting the completion of the Ford Orders. Aftermarket Heating and Cooling Systems margins increased due to cost savings achieved by the move of heater manufacturing to Mexico during 1997, efficiencies resulting from increased volume and lower copper costs, offset by a higher proportion of sales to lower margin customers. Excluding the Ford Orders, margins in the Specialty Metal Fabrication business have increased during the year due to higher vehicle conversion revenues and improved manufacturing efficiencies. These achievements have substantially offset the negative margin impact of the completion of the Ford U.S. Postal Service program in December 1997. Although gross margins for the OEM Heat Transfer Systems business remained negative during 1998, there have been substantial improvements compared with 1997.

In 1998, selling, general and administrative expenses ("SG&A") increased 4% to $48.3 million from $46.3 million in 1997. SG&A in the Aftermarket Heating and Cooling Systems business increased by $1.8 million due to higher costs associated with increased volume, and the acquisition of Evap, which added approximately $1.1 million of incremental SG&A cost, partially offset by a reduction in bad debt expense of $0.8 million related to the 1997 bankruptcy filing of a large customer and cost savings related to the consolidation of distribution centers during 1998. SG&A in the Specialty Metal Fabrication business declined $1.2 million due to the closing of the Kentucky facility as a result of the completion of the Ford Crew Cab/Dual Rear Wheel program in December 1997, a one time dividend from the Ohio State Workers Compensation Fund of $0.6 million and the reduction of $1.1 million in certain freight accruals no longer required at the vehicle conversion operation, partially offset by a $0.7 million increase in personnel costs associated with increased volume and the opening of the new facility in Plano, Texas, the settlement of an employment related lawsuit approximating $0.6 million and residual medical costs of $0.2 million related to the 1997 Kentucky facility closing. SG&A in the OEM Heat Transfer Systems business increased $0.4 million due to the full year impact of administrative costs associated with the business move to Jackson Mississippi. Corporate office costs increased $1.0 million due to the recognition of a $0.5 million reserve against a note receivable accepted in a 1994 asset sale transaction, a $0.4 million increase in incentive accruals and the write off of deferred debt costs of $0.1 million due to the renegotiation of the Company's bank credit facility.

Net interest expense increased to $3.3 million in 1998 from $3.1 million in 1997 as a result of higher borrowings under the bank credit facility.

The Company's effective tax rate of 43.3% is comprised of the U.S. Federal income tax rate plus the estimated aggregate effective rate for state and local income taxes. The rate increased from the 1997 rate of 40.8% principally as a result of higher non-deductible expenses in relation to taxable income in 1998.

Net income for 1998 was $1.6 million, or $0.25 per basic common share and $0.24 per diluted common share, compared with $7.9 million, or $1.20 per basic and diluted common share in 1997. Before the net impact of plant closure costs, net income for 1997 was $10.2 million, or $1.55 per basic and diluted common share.

Year Ended December 31, 1997 versus Year Ended December 31, 1996 Net sales for 1997 increased 9% to $288.9 million compared with $264.1 million for 1996. Sales of Aftermarket heat transfer products increased $7.4 million or 6%, reflecting a full year's inclusion of replacement automotive air conditioning condenser sales from the August 1996 acquisition of Rahn Industries ("Rahn"), coupled with higher sales of other Aftermarket heat transfer products. Sales of OEM contract fabricated metal products increased $14.6 million or 16%, reflecting the impact of a large van conversion order from Ford Motor Company ("Ford") for the United States Postal Service delivery fleet, slightly higher sales of Crew Cabs and Dual Rear Wheel ("DRW") components to Ford due to higher daily shipment rates in 1997 compared with 1996 and an increase in sales of other OEM contract fabricated metal products, primarily to telecommunications customers. Sales of OEM heat transfer products increased $2.8 million or 8% from the levels of a year ago as a result of higher volume to off highway and specialty vehicle customers.

Gross margins of 23.1% in 1997 were lower than the 23.4% achieved in 1996. The OEM heat transfer products business experienced significant negative gross margins in 1997 as a result of continued operating inefficiencies related to the relocation and consolidation of heavy-duty

--------------------------------------------------------------------------------

radiator manufacturing operations into the Jackson, Mississippi facility. These operating inefficiencies have exceeded the Company's original estimates and have persisted for a longer period of time than anticipated. As a result, the cost savings goals related to the plant consolidations in the OEM Heat Transfer Systems business were not realized in 1997. In the Aftermarket Heating and Cooling Systems business, margins declined reflecting the impact of price competition which was offset by lower copper costs as well as higher expenses associated with the move of heater production to Mexico and higher repairs and maintenance expenses. Gross margins in the OEM contract fabricated metal products business improved due to the successful fulfillment of the Ford Postal Service order and better manufacturing efficiencies resulting from cost reduction programs coupled with higher overhead absorption related to higher sales of fabricated metal components to telecommunications customers and the additional component production volume for the Ford Postal Service order.

SG&A in 1997 increased $5.8 million or 14% over 1996 as a result of increases in Aftermarket Heating and Cooling Systems business, SG&A related to the inclusion of the Rahn business for a full year in 1997 which added approximately $1.1 million of incremental cost, additional warehousing and freight costs of approximately $0.9 million related to higher inventory levels, the cost of additional sales personnel in the industrial core products and national accounts areas which amounted to approximately $0.2 million and incremental expenses of approximately $0.3 million associated with the conversion of several agents to Company branches in certain markets. In addition, the allowance for doubtful accounts in the Aftermarket Heating and Cooling Systems business was increased by approximately $0.8 million as the result of the bankruptcy filing of a large customer. Corporate Office expenses increased as a result of absorbing the carrying costs of approximately $0.3 million for unoccupied manufacturing space in New Haven resulting from the consolidation of heavy duty radiator production into Jackson, Mississippi as well as reflecting an adjustment of approximately $1.1 million to reduce the accrued workers' compensation liability in 1996.

The Company recorded $4.0 million in plant and business consolidation and closure costs in 1997, of which $3.2 million was associated with the closing of the Company's Louisville, Kentucky plant as a result of the previously announced loss of the Ford Crew Cab and DRW pickup truck components business. See "End of Crew Cab and Dual Rear Wheel Contract" for a discussion of this matter. In addition, in 1997, the Company recorded $1.3 million of costs related to previously announced consolidation actions of its OEM and Aftermarket businesses which were partially offset by the reversal of employee termination benefits recorded in 1996 of $0.5 million also associated with these consolidation actions. In 1996, the Company recorded costs of $4.4 million associated with the OEM and Aftermarket heat transfer business consolidation actions.

Net interest expense increased to $3.1 million in 1997 from $2.9 million in 1996 as a result of higher borrowings under the 1995 Credit Agreement to finance higher inventory levels.

The Company's effective tax rate of 40.8% for 1997 is comprised of the U.S. Federal income tax rate plus the estimated aggregate effective rate for state and local income taxes and increased from the 1996 rate of 40.4% principally as a result of higher non-tax deductible expenses in 1997.

Net income was $7.9 million or $1.20 per basic and diluted share in 1997 compared with $8.4 million or $1.28 per basic and diluted share in 1996. Before the net impact of plant and business consolidation and closure costs, corresponding net income was $10.2 million or $1.55 per basic and diluted share in 1997 compared with $11.0 million or $1.67 per basic and diluted share in 1996.

Financial Condition, Liquidity and Capital Resources

In July 1998, the Company entered into a Revolving Credit Agreement with five banking institutions to replace its 1995 Revolving Credit and Term Loan Agreement (the "1995 Credit Agreement") in order to increase the amount of and extend the commitment period for bank financing. The Revolving Credit Agreement provides for secured borrowings or the issuance of letters of credit in an aggregate amount not to exceed $75 million. The Revolving Credit Agreement is secured by a blanket first perfected security interest in substantially all of the Company's assets plus a pledge of the stock of the Company's subsidiaries. The Revolving Credit Agreement expires on July 1, 2003. The security interest in the Company's assets and the pledge of the Company's subsidiaries' stock are eligible for release commencing March 31, 1999 if the Company achieves certain senior debt ratings or if certain financial ratios are met and maintained.

Available borrowings under the Revolving Credit Agreement are determined by a borrowing base consisting of the Company's eligible (i) accounts receivable,
(ii) inventory and (iii) fixed assets, as adjusted by an advance rate. The aggregate amount of borrowings under the Revolving Credit Agreement is automatically reduced by $0.5 million at the end of each calendar quarter through June 30, 1999; by $1.25 million at the end of each calendar quarter through June 30, 2000; and by $1.5 million at the end of each calendar quarter through June 30, 2003. The Revolving Credit Agreement bears interest at variable rates based, at the Company's option on either (a) a Eurodollar loan rate plus an applicable margin based upon the ratio of the Company's total funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), or
(b) (i) the higher of the BankBoston, N.A. base lending rate and (ii) one-half of one percent above the Federal Funds Effective Rate, as defined, plus an applicable margin based upon the ratio of the Company's total funded debt to EBITDA. A commitment fee of .25% or .375% based upon the ratio of the Company's total funded debt to EBITDA on the average daily unused portion of the Revolving Credit Agreement is payable quarterly, in arrears.

The Revolving Credit Agreement contains financial covenants which, among other things, require maintenance of a minimum tangible net worth and debt service coverage and a maximum level of debt to EBITDA and debt to net worth, as well as covenants which place limits on dividend

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

payments in excess of $2.0 million per year and capital expenditures in excess of 140% of such year's depreciation expense.

Total debt outstanding at December 31, 1998 under the Revolving Credit Agreement was $29.5 million. In addition, the Company has Industrial Revenue Bonds totaling $13 million at December 31, 1998, which are fully secured by letters of credit.

In 1998, net borrowings under the Revolving Credit Agreement increased by $4.4 million. During 1997, net borrowings under the 1995 Credit Agreement decreased by $1.2 million. During 1996, net borrowings under the 1995 Credit Agreement declined by $1.8 million and other borrowings declined $0.2 million.

During 1998, the Company generated $9.3 million of cash from operations. Net income plus total adjustments to reconcile net income to net cash provided by operating activities, which includes, among other things, depreciation and amortization, resulted in $10.5 million of operating cash flow. Accounts receivable collections and a decline in inventories generated cash of $4.4 million and $1.1 million, respectively. Cash was used to reduce accounts payable and accrued expenses by $4.6.

During 1997, the Company generated $10.0 million of cash from operations. Net income plus total adjustments to reconcile net income to net cash provided by operating activities resulted in $18.4 million of operating cash flow. The Company's investment in accounts receivable and inventory required cash of $3.2 million and $5.5 million, respectively.

During 1996, the Company generated $14.7 million of cash from operations. Net income plus total adjustments to reconcile net income to net cash provided by operating activities, resulted in $16.1 million of operating cash flow. In addition, cash was generated from the collection of trade accounts receivable of $0.9 million, the repayment of miscellaneous notes receivable of $0.8 million and the return of $0.4 million of federal tax deposits. Cash was used to reduce accounts payable and accrued expenses by $3.3 million.

Capital spending totaled $8.6 million, $7.2 million and $5.6 million in 1998, 1997 and 1996, respectively. In 1998, the Company purchased all of the outstanding stock of Evap for approximately $6.0 million, which included an initial cash payment of $3.0 million and the issuance of $3.0 million of TransPro, Inc. Series B Convertible Redeemable Preferred Stock (the "Series B Preferred Stock"). In 1997, the Company acquired substantially all of the assets and assumed certain specified liabilities of Vehicle Management Systems Inc. ("VMS") for approximately $1.0 million, and in 1996, the Company paid $5.5 million for certain assets and liabilities of Rahn.

Cash dividends of $1.3 million were paid in 1998, 1997 and 1996.

The future liquidity and ordinary capital needs of the Company in the near term are expected to be met from operations. The Company's working capital requirements peak during the second and third quarters, reflecting the normal seasonality of the heat transfer Aftermarket. The Company believes that the Revolving Credit Agreement, along with cash flow from operations, will be adequate to meet near term anticipated ordinary capital expenditure and working capital requirements. However, the capital for major growth initiatives, which may include future acquisitions and related working capital requirements, may exceed the aggregate amount of borrowings available under the Revolving Credit Agreement. If this were to occur, the Company would have to negotiate a new credit facility or seek additional sources of capital. No assurance can be given that the Company would be successful in negotiating a new credit facility or in securing additional sources of capital.

Acquisitions Effective August 1, 1998, the Company acquired 100% of the outstanding stock of Evap. Evap is an Arlington, Texas manufacturer and distributor of replacement automotive air conditioning parts. Evap's fiscal 1997 sales were $6.6 million. The transaction was structured with an initial purchase price of $6.0 million, consisting of $3.0 million cash at closing and 30,000 shares of Series B Preferred Stock, with an opportunity for a maximum additional payout of $3.75 million based upon the future earnings performance of the Evap business. Concurrent with the purchase, the Company repaid $1.7 million of working capital debt on behalf of Evap. The Company financed the cash portion of the initial purchase price and the working capital debt repayment with borrowings under the Revolving Credit Agreement. The acquisition was accounted for as a purchase and goodwill of $3.5 million, which is being amortized over 20 years, was recorded as part of the transaction. Evap's results have been included in the consolidated financial statements from the date of acquisition. The Series B Preferred Stock has an initial liquidation preference of $3.0 million. The potential additional payout based on future earnings will take the form of an increase in the liquidation preference of the Series B Preferred Stock. The Series B Preferred Stock is non-transferable; is entitled to cumulative dividends of 2% per annum during the first year after acquisition, 3.5% per annum during the second year and 5.0% per annum thereafter. The Series B Preferred Stock is convertible into TransPro common stock at the rate of 50% on the third anniversary of the acquisition, an additional 25% on the fourth anniversary and the remaining 25% on the fifth anniversary; and is redeemable after the fifth anniversary at the liquidation preference at the time of redemption. The Series B Preferred Stock is convertible into TransPro common stock based upon the liquidation preference and an average market value of TransPro common stock at the time of conversion, as further defined in the purchase agreement. The aggregate number of shares of TransPro common stock to be issued upon conversion of all the Series B Preferred Stock may not exceed 7% of the total number of shares of TransPro common stock outstanding, after giving effect to the conversion. The market value of the TransPro common stock in excess of the 7% limitation, if any, will be paid in cash.

In December 1997, the Company acquired substantially all of the assets and assumed certain specified liabilities of VMS for a cash payment of approximately $1.0 million. VMS is located in Ontario, Canada and specializes in utility van conversions. VMS reported fiscal 1997 sales of $1.6 million. The acquisition was accounted for as a purchase and VMS's results have been included in the consolidated financial statements from

--------------------------------------------------------------------------------

the date of acquisition. The Company financed the purchase of the VMS assets by borrowings under the 1995 Credit Agreement and recorded $0.4 million of goodwill related to the transaction, which is being amortized over 20 years.

In August 1996, the Company acquired substantially all of the assets and assumed certain specified liabilities of Rahn. Rahn is a manufacturer of replacement automotive air conditioner condensers and evaporators for the Aftermarket as well as tube and fin heat exchangers for industrial applications. Rahn reported fiscal 1995 sales of $12.3 million. The acquisition was accounted for as a purchase and Rahn's results have been included in the consolidated financial statements from the date of acquisition. The transaction was structured with an initial purchase price of $5.3 million paid in cash at closing, with an opportunity for a maximum additional payout of $2.5 million based upon the future earnings performance of the Rahn business. The period to measure the future earnings performance of the Rahn business has expired and no additional payout will be made. The initial purchase price was financed by borrowings under the 1995 Credit Agreement. In connection with this transaction, the Company recorded $2.4 million of goodwill, which is being amortized over 20 years.

Effective February 1, 1999, the Company purchased 100% of the outstanding stock of A/C Plus, Inc., ("A/C Plus") an air conditioning compressor remanufacturer located in Arlington, Texas. A/C Plus had fiscal 1998 sales of approximately $2.9 million. The transaction was structured with a purchase price of $2.25 million paid in cash at closing and the issuance of a promissory note of $0.25 million payable on the second anniversary of the closing. Concurrent with the purchase, the Company repaid $0.5 million in working capital debt on behalf of A/C Plus. The purchase price and working capital debt repayment were financed through the Revolving Credit Arrangement. The acquisition was accounted for as a purchase. Goodwill of $2.1 million was recorded in connection with the transaction and will be amortized over 20 years.

End of Crew Cab and Dual Rear Wheel Contract Until December 1997, the Company's largest customer was Ford. The Company was the exclusive supplier of the cab portion of Ford's Crew Cab pickup truck and the rear fender panel for Ford's DRW pickup truck under a five-year contract that expired on December 31, 1995. The Company's manufacturing facility in Louisville, Kentucky was dedicated solely to the production of Crew Cab and DRW components. During 1997, 1996 and 1995, Ford accounted for approximately 27%, 24% and 38%, respectively, of the Company's net sales and a significantly greater portion of the Company's total 1997, 1996 and 1995 profits as a result of the higher margins and significantly lower selling, distribution and administrative costs associated with the Ford contract compared with the average of the Company's other businesses.

In early 1996, Ford notified the Company that it planned to move the production of Crew Cab and DRW components in-house in late 1997. Attempts to develop new business for the Louisville plant were unsuccessful and, accordingly, the Company closed the Louisville plant in December 1997.

Impact of the Year 2000 Issue The Year 2000 issue results from computer system software using only two digits rather than four digits to define the applicable year for a transaction. Such software may not recognize a date identified as "00" or may assume the year to be 1900 instead of 2000. On a worst case basis, this may result in system failure or miscalculation causing disruption of operations, including but not limited to, a temporary inability to process transactions, send invoices, generate disbursement checks or engage in similar normal business activities.

The Company's Year 2000 initiative consists of (i) performing an inventory of all computer, facility and manufacturing equipment, finished goods and external business partners which may be Year 2000 sensitive; (ii) assessing that inventory for Year 2000 compliance; (iii) developing a plan to remediate or replace non Year 2000 compliant inventory items; and (iv) the implementation of that plan, including remediation, replacement, testing and contingency arrangements, as necessary.

The Company has identified an information systems platform which is Year 2000 compliant and to which the majority of current systems employed by the Company will be converted. The conversion project began in 1996 and is expected to be complete by mid-year 1999. Hardware, software and other capitalizable costs will be capitalized and expensed over the useful life of the system. All other project costs will be expensed as incurred. The total cost of the Year 2000 project is currently estimated to be $2.5 million, of which $1.6 million is for capitalizable hardware and software costs. To date, the Company has spent approximately $1.3 million on this project, of which $1.0 million was for capitalizable hardware and software costs.

During 1998, the Company initiated formal communications with its information technology hardware and software providers, and all of its significant vendors, service providers, lenders and large customers to determine the extent to which it is vulnerable to the Year 2000 issue externally. The Company believes that with the completion of its Year 2000 initiatives, as scheduled, the possibility of significant interruptions of normal operations should be significantly reduced. However, no assurance can be given that the systems of other companies on which the Company relies will be Year 2000 compliant on a timely basis, that the Year 2000 systems of other companies will be compatible with the Company's system or that external Year 2000 issues would not have a material impact on the Company's operations. On a worst case basis, non-compliance of a significant supplier may result in source of supply issues or inability to order product.

The costs of the Year 2000 project and the date on which all of the Company's primary information systems will be converted are based upon management's best estimates given current available information and resource requirements. There can be no assurance, however, that these estimates will be achieved and actual results may differ materially from these expectations. Uncertainties that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to affect the timely conversion of all relevant systems, and other similar factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Inflation The overall impact of the low rate of inflation in recent years has resulted in no significant impact on labor costs and general services utilized by the Company. The principal raw materials used in the Company's original equipment and replacement radiator product lines are copper and brass. The principal raw material used in the Company's specialty metal fabrication business product lines is steel. Copper, brass, steel and other primary metals used in the Company's business are generally subject to commodity pricing and variations in the market prices for such materials. Although these materials are available from a number of vendors, the Company has chosen to concentrate its sources with a limited number of long-term suppliers. The Company typically executes purchase orders for its copper and brass requirements approximately three to six months prior to the actual delivery date. The purchase price for such copper, brass and steel is established at the time such orders are placed by the Company and not at the time of delivery.

The Company manages its metals commodity pricing by attempting to pass through any cost increases to its customers. Although the Company has been successful in passing through price increases to its customers to offset a portion of past cost increases of copper, brass and steel, there is no assurance that the Company will continue to be successful in raising prices in the future. The Company does not use hedging transactions with respect to its metals consumption.

Environmental Matters The Company is subject to Federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices, and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company.

During 1998, the Company was fined approximately $0.1 million in connection with certain pre-treatment water containment violations at its Jackson Mississippi facility. The issues were sufficiently resolved and the fine has been paid. The Company believes it is reasonably possible that environmental related liabilities might exist with respect to an industrial site formerly occupied by the Company. Based upon environmental site assessments, the Company believes that the cost of any potential remediation for which the Company may ultimately be responsible will not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

Impact of Recently Issued Accounting Standards In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging contracts. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company does not expect the adoption of SFAS No. 133 to have a material impact of its results of operations or financial position.

In October 1998 the FASB issued Statement of Financial Accounting Standards No. 134 ("SFAS No. 134"), "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise". SFAS No. 134 establishes accounting and reporting standards for certain mortgage banking enterprises and is effective for fiscal quarters beginning after December 15, 1998. The adoption of SFAS No. 134 does not apply to the Company and accordingly will not have an impact on its results of operations or financial position.

In February 1999, the FASB issued Statement of Financial Accounting Standards No. 135 ("SFAS No. 135"), "Recission of FASB Statement No. 75 and Technical Corrections". SFAS No. 135 rescinds FASB Statement No. 75 "Deferral of the effective Date of Certain Accounting Requirements for Pension Plans of State and Local Governmental Units" and amends certain related authoritative literature. SFAS No. 135 is effective for fiscal years ending after February 15, 1999. The adoption of SFAS No. 135 does not apply to the Company and accordingly will not have an impact on its results of operations or financial position.

Forward-Looking Statements -- Cautionary Factors Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations, which are not historical in nature, are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding the Company's future business prospects, revenues, orders, sales and liquidity are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those projected or suggested in the forward-looking statements, including but not limited to: business conditions and growth in the general economy and automotive and truck business, the impact of competitive products and pricing, the financial impact of the loss of the Ford Orders, changes in customer and product mix, failure to obtain new customers, retain existing customers or changes in the financial stability of customers, changes in the cost of raw materials, components or finished products, the effect of the Company's restructuring actions, the potential impact of the year 2000 issue and changes in interest rates. Improvements in manufacturing efficiencies and reduction of costs are subject to a number of factors, including but not limited to, the ability of management to implement improvements in workforce efficiencies and the timing of such improvements.

--------------------------------------------------------------------------------
Consolidated Statements
-----------------------
      of Income

----------------------------------------------------         ----------------------------------
Amounts in Thousands, Except Per Share Amounts
Year Ended December 31:                                  1998            1997            1996
-----------------------------------------------------------------------------------------------
Sales                                               $ 240,065       $ 288,866       $ 264,095

Cost of sales                                         185,547         222,182         202,268
-----------------------------------------------------------------------------------------------
Gross margin                                           54,518          66,684          61,827

Selling, general, and administrative
  expenses                                             48,287          46,278          40,432

Plant & business consolidation
  & closure costs (Note 4)                                 --           3,958           4,389
-----------------------------------------------------------------------------------------------
Income from operations                                  6,231          16,448          17,006

Interest expense, net                                  (3,326)         (3,140)         (2,886)
-----------------------------------------------------------------------------------------------
Income before taxes                                     2,905          13,308          14,120

Provision for income taxes (Note 5)                     1,258           5,433           5,700
-----------------------------------------------------------------------------------------------
Net income                                          $   1,647       $   7,875       $   8,420
-----------------------------------------------------------------------------------------------
Basic earnings per common share                     $    0.25       $    1.20       $    1.28
-----------------------------------------------------------------------------------------------
Diluted earnings per common share                   $    0.24       $    1.20       $    1.28
-----------------------------------------------------------------------------------------------
Weighted average common shares -- basic                 6,593           6,553           6,554
-----------------------------------------------------------------------------------------------
Weighted average common shares
  and equivalents -- diluted                            6,804           6,586           6,571
-----------------------------------------------------------------------------------------------
----------------------------------------------------         ----------------------------------

--------------------------------------------------------------------------------
Consolidated Statements
-----------------------
      of Comprehensive Income

----------------------------------------------------         ----------------------------------
Amounts in Thousands
Year Ended December 31:                                1998          1997          1996
-----------------------------------------------------------------------------------------------
Net income                                          $ 1,647       $ 7,875       $ 8,420

Other comprehensive (loss) income, net of tax:

  Foreign currency translation                            9           (26)          (71)

  Minimum pension liability adjustment                 (559)         (326)          487
-----------------------------------------------------------------------------------------------
Other comprehensive (loss) income                      (550)         (352)          416
-----------------------------------------------------------------------------------------------
Comprehensive income                                $ 1,097       $ 7,523       $ 8,836
-----------------------------------------------------------------------------------------------
----------------------------------------------------         ----------------------------------

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Consolidated Balance Sheets:
----------------------------
      Assets

----------------------------------------------------------------------------------------------------        -----------------
Amounts in Thousands
December 31:                                                                                          1998           1997
-----------------------------------------------------------------------------------------------------------------------------
Current assets:                     Cash and cash cash equivalents                                  $    345       $   593

                                    Accounts receivable (less allowances of $2,390 and $3,441)        34,173        37,506

                                    Inventories:

                                      Raw materials                                                   14,765        15,151

                                      Work in process                                                  7,124         7,632

                                      Finished goods                                                  37,886        35,752
                                    -----------------------------------------------------------------------------------------
                                    Total inventories                                                 59,775        58,535
                                    -----------------------------------------------------------------------------------------

                                    Deferred income taxes (Note 5)                                     2,641         3,318

                                    Other current assets                                               3,200         1,984
                                    -----------------------------------------------------------------------------------------
                                    Total current assets                                             100,134       101,936
-----------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment:      Land and land improvements                                           808           784

                                    Buildings                                                         17,662        17,087

                                    Machinery and equipment                                           74,319        65,949

                                    Leasehold improvements                                             2,124         3,206
                                    -----------------------------------------------------------------------------------------

                                                                                                      94,913        87,026

                                    Less: accumulated depreciation and amortization                   55,426        50,274
                                    -----------------------------------------------------------------------------------------
                                    Net property, plant and equipment                                 39,487        36,752
-----------------------------------------------------------------------------------------------------------------------------

Goodwill (net of amortization of $348 and $170)                                                        6,093         2,733

Other assets                                                                                           2,813         3,119
-----------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                        $148,527      $144,540
-----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------        -----------------

The accompanying notes are an integral part of these financial statements.

TransPro, Inc. ANNUAL REPORT 1998

--------------------------------------------------------------------------------
Consolidated Balance Sheets:
----------------------------
      Liabilities & Stockholders' Equity

------------------------------------------------------------------------------------------------------------        ----------------
Amounts in Thousands, Except Share and Per Share Amounts
December 31:                                                                                                  1998           1997
------------------------------------------------------------------------------------------------------------------------------------
Current liabilities:              Accounts payable                                                          $ 14,797       $ 13,604

                                  Notes payable and current maturities of long-term debt (Note 8)                 --          5,000

                                  Accrued insurance                                                            4,404          5,817

                                  Accrued salaries and wages                                                   4,823          4,310

                                  Accrued taxes                                                                  541          2,450

                                  Accrued expenses                                                             5,393          7,290
                                  --------------------------------------------------------------------------------------------------
                                  Total current liabilities                                                   29,958         38,471
------------------------------------------------------------------------------------------------------------------------------------
Long-term liabilities:            Long-term debt (Note 8)                                                     42,197         32,838

                                  Retirement and post retirement obligations                                   7,482          7,050

                                  Deferred income taxes (Note 5)                                                 973            793

                                  Other liabilities                                                               50            373
                                  --------------------------------------------------------------------------------------------------
                                  Total liabilities                                                           80,660         79,525
------------------------------------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities (Note 9)                                                                   --             --

Stockholders' equity:             Preferred stock, $.01 par value authorized 2,500,000
                                  shares, issued and outstanding as follows:

                                    Series A Junior participating preferred stock, $.01 par value:                --             --

                                    Authorized 200,000 shares; issued and outstanding none at
                                    December 31, 1998
                                    (none at December 31, 1997)

                                    Series B convertible preferred stock, $.01 par value:                         --             --

                                    Authorized 30,000 shares; issued and outstanding 30,000
                                    at December 31, 1998 (none at December 31, 1997)

                                  Common stock, $.01 par value:                                                   66             66

                                    Authorized 17,500,000 shares at December 31, 1998 and 1997

                                    6,669,445 shares issued (6,683,571 in 1997)

                                    6,597,334 shares outstanding (6,611,460 in 1997)

                                  Treasury stock, at cost:                                                       (26)           (26)

                                    72,111 shares at December 31, 1998 and 1997

                                  Paid-in capital                                                             55,074         52,227

                                  Unearned compensation                                                         (113)          (369)

                                  Retained earnings                                                           14,883         14,584

                                  Accumulated other comprehensive income                                      (2,017)        (1,467)
                                  --------------------------------------------------------------------------------------------------
                                  Total stockholders' equity                                                  67,867         65,015
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                                  $148,527       $144,540
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------        ----------------

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
Consolidated Statements
-----------------------
      of Cash Flows

--------------------------------------------------------------------------------------------        --------------------------------
Amounts in Thousands
Year Ended December 31:                                                                       1998           1997           1996
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                                  $  1,647       $  7,875       $  8,420
Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                                            6,782          8,193          7,020
      Deferred income taxes                                                                      677           (797)          (428)
      Provision for losses-- accounts receivable                                               1,394          1,790          1,090
      Write-off of fixed assets related to plant closure                                          --          1,379             --
------------------------------------------------------------------------------------------------------------------------------------
Total adjustments to reconcile net income to net cash provided by operating activities         8,853         10,565          7,682
Change in operating assets and liabilities, net of acquisitions:
      Accounts receivable                                                                      4,413         (3,217)           919
      Inventories                                                                              1,068         (5,454)          (137)
      Accounts payable                                                                           437          1,397         (1,455)
      Accrued expenses                                                                        (5,004)        (1,504)        (1,813)
      Other                                                                                   (2,146)           347          1,133
------------------------------------------------------------------------------------------------------------------------------------
Total change in operating assets and liabilities, net of acquisitions                         (1,232)        (8,431)        (1,353)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                      9,268         10,009         14,749
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
      Capital expenditures                                                                    (8,582)        (7,214)        (5,565)
      Sales and retirements of fixed assets, net                                                  73            318            581
      Acquisitions, net of cash acquired                                                      (2,764)          (967)        (5,532)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                        (11,273)        (7,863)       (10,516)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
      Exercise of stock options                                                                   --             24              6
      Purchase of treasury stock                                                                  --            (26)            --
      Dividends paid                                                                          (1,348)        (1,321)        (1,319)
      Borrowings of long-term debt                                                            12,161          3,850          4,450
      Repayments of long-term debt and current maturities of long-term debt                   (9,056)        (5,000)        (6,450)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                            1,757         (2,473)        (3,313)
------------------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                                                (248)          (327)           920
Cash and cash equivalents:
      Beginning of year                                                                          593            920             --
------------------------------------------------------------------------------------------------------------------------------------
      End of year                                                                           $    345       $    593       $    920
------------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
Cash Paid during the year for:
      Interest                                                                              $  3,064       $  3,209       $  3,150
      Taxes (net of refunds)                                                                $  1,041       $  5,722       $  5,270
------------------------------------------------------------------------------------------------------------------------------------
Supplemental schedule of non-cash investing and financing activities:

The Company acquired Evap, VMS and Rahn in 1998, 1997 and 1996, respectively;
the details of which are further described in Note 14. In connection with these transactions, liabilities were assumed and preferred stock issued, as follows:

      Fair value of assets acquired                                                         $  5,679       $  1,000       $  6,692
      Cash paid                                                                               (3,000)        (1,000)        (5,300)
------------------------------------------------------------------------------------------------------------------------------------
      Liabilities assumed                                                                   $  2,675       $      0       $  1,392

      Preferred stock issued                                                                $  3,000             --             --
------------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------        --------------------------------

The accompanying notes are an integral part of these financial statements.

TransPro, Inc. ANNUAL REPORT 1998

--------------------------------------------------------------------------------
Consolidated Statements
-----------------------
      of Changes In Stockholders' Equity

Amounts in Thousands, Except Share and Per Share Amounts
Years Ended December 31, 1998, 1997 and 1996

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Other    Total
                                                                          Treasury                                 Compre-   Stock-
                                      Common Stock       Preferred Stock   Stock    Paid-in  Retained   Unearned   hensive  holders'
                                      Shares     Value    Shares  Value    Value    Capital  Earnings     Comp.    Income    Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance Dec. 31, 1995              6,617,439   $    67        --   $--    $   --    $52,445    $  928    $ (806)  $ (1,531) $51,103
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                      8,420                         8,420
Cash dividends declared
  ($.20 per share)                                                                             (1,318)                       (1,318)
Restricted stock issued                9,463        --                                   72                 (72)                 --
Restricted stock canceled            (36,411)       --                                 (416)                416                  --
Stock options exercised                1,344        --                                    6                                       6
Amortization of unearned
  compensation                                                                                               65                  65
Net change in translation
  adjustment                                                                                                          (71)      (71)
Net change in adjustment for
  minimum pension liability                                                                                           487       487
Other adjustments                                   (1)                                 (46)                 51                   4
------------------------------------------------------------------------------------------------------------------------------------
Balance Dec. 31, 1996              6,591,835   $    66        --   $--    $   --    $52,061   $ 8,030    $ (346)  $(1,115)  $58,696
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                      7,875                         7,875
Cash dividends declared
  ($0.20 per share)                                                                            (1,321)                       (1,321)
Treasury stock purchased              (2,807)       --                       (26)                                               (26)
Restricted stock issued               18,400        --                                  142                (142)                 --
Stock options exercised                4,032        --                                   24                                      24
Amortization of unearned
  compensation                                                                                               99                  99
Net change in translation
  adjustment                                                                                                          (26)      (26)
Net change in adjustment for
  minimum pension liability                                                                                          (326)     (326)
Other adjustments                                                                                            20                  20
------------------------------------------------------------------------------------------------------------------------------------
Balance Dec. 31, 1997              6,611,460   $    66   $    --   $--    $  (26)   $52,227   $14,584    $ (369)  $(1,467)  $65,015
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                                      1,647                         1,647
Issuance of preferred stock
  related to an acquisition                     30,000                                3,000                                   3,000
Cash dividends declared
  ($.20 per share)                                                                             (1,348)                       (1,348)
Restricted stock issued                4,800                                             37                 (37)                 --
Restricted stock canceled            (18,926)                                          (190)                190                  --
Amortization of unearned
  compensation                                                                                              103                 103
Net change in translation
  adjustment                                                                                                            9         9
Net change in minimum
  adjustment for pension liability                                                                                   (559)     (559)
------------------------------------------------------------------------------------------------------------------------------------
Balance Dec. 31,1998               6,597,334   $    66    30,000   $--    $  (26)   $55,074   $14,883    $ (113)  $(2,017)  $67,867
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

TransPro, Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 The Company

TransPro, Inc. (the "Company") is a manufacturer and supplier of heat transfer components and systems, replacement automotive air conditioning parts and specialty fabricated metal products for a variety of Aftermarket and OEM automotive, truck and industrial equipment applications, and performs vehicle conversions.

Note 2 Summary of Significant Accounting Policies

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

Property, Plant and Equipment: Property, plant and equipment is recorded at cost. Ordinary maintenance and repairs are expensed; replacements and betterments are capitalized. Land improvements, buildings and machinery are depreciated over their estimated useful lives under the straight-line method. Estimated useful lives for buildings are 40 years and for machinery and equipment are between 3 and 7 years. The provision for amortization of leasehold improvements is based on the lease term or the estimated useful lives of the improvements, whichever is shorter. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

Goodwill: Goodwill represents the excess of cost over the fair value of assets acquired and is being amortized using the straight-line method over 20 years. The Company periodically estimates the future undiscounted cash flows of the businesses to which goodwill relates to ensure that the carrying value of such goodwill has not been impaired. The Company's existing goodwill relates to the acquisition of Evap in 1998, VMS in 1997 and Rahn in 1996 (see note 14).

Impairment of Long-Lived Assets: The Company, in the event circumstances arise that indicate that its fixed assets may be impaired, would perform an evaluation of recoverability of the assets in accordance with Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The assets' carrying value would be compared to the estimated future undiscounted cash flows of the assets to determine if a writedown is required. There were no impaired long-lived assets at December 31, 1998.

Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the current rate of exchange, while revenues and expenses are translated at the average exchange rate during the year. The functional currency of the Company's manufacturing operations in Mexico is the U.S. dollar and therefore any adjustments related to currency translations are included in results from operations. The Securities and Exchange Commission has deemed that Mexico ceased to be a highly inflationary economy, effective for quarters beginning after January 1, 1999. As the Company currently uses the U.S. dollar as its functional currency, there will be no material impact on the financial position of the company. Adjustments from translating other foreign subsidiaries' financial statements are excluded from the results of operations and are reported as a separate component of stockholders' equity.

Revenue Recognition: The Company recognizes revenues from product sales upon shipment to its customers.

Research and Development: Research and development costs are charged to income as incurred.

Financial Instruments: The Company was a party to an interest rate swap agreement which expired on December 29, 1997 involving the exchange of fixed and floating rate interest payments. The difference to be paid or received was accrued as interest rates changed and was recognized over the life of the agreement as an adjustment to interest expense.

Income Taxes: The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS No.109"), "Accounting for Income Taxes," under which deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

Earnings Per Share: Earnings per share are computed in accordance with the provisions of Statement of Financial Accounting Standards No.128 ("SFAS No.128"), "Earnings Per Share", whereby net earnings are divided by the weighted average number of shares of common stock outstanding less shares of non-vested restricted stock to arrive at basic earnings per share. The dilutive impact of stock options and restricted stock grants are included in the weighted average number of shares of common stock and equivalents outstanding to arrive at diluted earnings per common share.

Other Comprehensive Income: The Company has reported other comprehensive income in accordance with the provisions of Statement of Financial Accounting Standards No.130 ("SFAS No.130"), "Reporting Comprehensive Income." Other comprehensive income represents the change in the equity of the business from non-owner sources and is presented in a separate financial statement.

Segment Information: The Company has reported segment information in accordance with Statement of Financial Accounting Standards No.131 ("SFAS No.131"), "Disclosures about Segments of an Enterprise and Related Information," which supersedes Statement of Financial Accounting Standards No.14, "Financial Reporting Segments of a Business Enterprise." SFAS No.131 requires disclosure of financial data based on the "management approach" to business decision making. The management approach is based on internal information used for making operating decisions and assessing the performance of the Company's reportable segments. SFAS No.131 also requires disclosures regarding products and services. The adoption of SFAS No.131 did not affect results of operations or

TransPro, Inc. ANNUAL REPORT 1998
financial position of the Company, but did affect the disclosure of segment information.

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

Reclassification: Certain items in prior years have been reclassified due to current year disclosures.

Note 3 Segment and Business Information

In 1998, the Company adopted SFAS No.131. Prior year segment information has been restated to present the Company's three reportable segments -- Aftermarket Heating and Cooling Systems, Original Equipment Manufacturing ("OEM") Heat Transfer Systems and Specialty Metal Fabrication.

Aftermarket Heating and Cooling Systems product lines include complete radiators and radiator cores, heaters, air conditioning condensers and other air conditioning parts. The OEM Heat Transfer Systems business provides manufactures specialized heavy-duty equipment radiators, charge air coolers and oil coolers. Specialty Metal Fabrication products and services include fabrication of metal racking, enclosures and cabinetry and the fabrication and installation of customized van interiors vehicle conversion components.

The accounting policies of the segments are the same as those described in Note 2, with the exception of the following:

Intercompany sales: Segment data includes inter-segment sales, at cost plus a standard intercompany markup. Intercompany sales from Aftermarket Heating and Cooling Systems and OEM Heat Transfer Systems for 1996 were not readily available.

Allocations: Certain other expenses are allocated between segments based on their respective use of shared facilities and resources, such as information technology, human resources and finance and accounting functions.

The Company evaluates the performance of its segments and allocates resources accordingly based on earnings before interest and taxes.

The tables below set forth information about reported segments for the years ended December 31:

-----------------------------------------------------------------------------------------------------------------------------------
                                                       Consolidated Revenues                    Earnings Before Interest and Taxes
                                                      from External Customers
Amounts in Thousands                          1998            1997            1996            1998           1997           1996
-----------------------------------------------------------------------------------------------------------------------------------
Business Segment
Aftermarket Heating and Cooling Systems    $ 156,335       $ 143,273       $ 135,841       $   9,944      $   6,299      $   5,670
OEM Heat Transfer Systems                     39,257          38,864          36,110          (1,955)        (4,629)        (5,876)
Specialty Metal Fabrication                   44,473         106,729          92,144           3,693         19,206         14,326
Inter-segment Revenues:
Aftermarket Heating and Cooling Systems        3,678           3,443              --              --             --             --
OEM Heat Transfer Systems                        112             543           3,719              --             --             --
Elimination of inter-segment sales            (3,790)         (3,986)         (3,719)             --             --             --
-----------------------------------------------------------------------------------------------------------------------------------
Segment totals                               240,065         288,866         264,095          11,682         20,876         19,680
Corporate expenses                                --              --              --          (5,451)        (4,428)        (2,680)
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Totals                        $ 240,065       $ 288,866       $ 264,095       $   6,231      $  16,448      $  17,006
-----------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------         ---------------------------------------          ------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                      Total Assets by Segment            Capital Expenditures          Depreciation Expense
Amounts in Thousands             1998        1997        1996        1998      1997      1996      1998      1997      1996
-------------------------------------------------------------------------------------------------------------------------------
Aftermarket Heating and
  Cooling Systems              $ 97,336    $ 89,023    $ 82,175    $  4,412  $  3,216  $  2,098  $  3,801  $  3,302  $  2,936
OEM Heat Transfer Systems        18,144      18,831      18,506       1,756     1,900     1,716     1,260     1,265     1,228
Specialty Metal Fabrication      24,882      27,190      29,944       2,365     2,098     1,632     1,315     1,883     1,731
-------------------------------------------------------------------------------------------------------------------------------
Segment Totals                  140,362     135,044     130,625       8,533     7,401     5,446     6,376     6,450     5,895
Corporate                         8,165       9,498       9,641          49        --       119       181       177        16
-------------------------------------------------------------------------------------------------------------------------------
Consolidated Totals            $148,527    $144,540    $140,266    $  8,582  $  7,214  $  5,565  $  6,557  $  6,627  $  5,911
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------        ----------------------------        ----------------------        ----------------------

------------------------------------------------------     ---------------------
Business consolidation and closure costs included
in earnings before interest and taxes for the years
ended December 31, are as follows:

Amounts in Thousands                                  1998     1997       1996
--------------------------------------------------------------------------------
Business Segment
Aftermarket Heating and Cooling Systems                $--    $  336      $  511
OEM Heat Transfer Systems                               --       422       3,878
Specialty Metal Fabrication                             --     3,200          --
--------------------------------------------------------------------------------
Totals                                                 $--    $3,958      $4,389
--------------------------------------------------------------------------------
------------------------------------------------------     ---------------------

In 1998 Autozone accounted for 11% of net sales and comprised 29% of total accounts receivable at December 31, 1998. These sales were all in the Aftermarket Heating and Cooling Systems segment. During 1997 and 1996, Ford accounted for approximately 27% and 24%, respectively, of the Company's net sales.

In 1998, 1997 and 1996, the Company had no other customers who individually accounted for greater than 10% of the Company's net sales.

Export sales from North America were below 10% in each of the years reported. During 1998, the Company's facility in Mexico, which has had no sales in Mexico and its vehicle conversion facility in Canada with had sales of $1.4 million in Canada. All other sales were based in the U.S. Substantially all assets of the Company are located in the U.S.

Note 4 Plant and Business Consolidation and Closure Costs

In 1997 the Company recorded approximately $4.0 million of plant and business consolidation and closure costs. Of this amount, approximately $3.2 million related to expenses in connection with the closing of the Company's Louisville, Kentucky plant as a result of Ford's decision to move the production of Crew Cab and DRW components in-house in late 1997. These costs included approximately $1.5 million of severance and other employee termination costs for the nearly 200 employees at the Louisville plant and approximately $1.7 million for facility lease cancellation penalties and the abandonment of the fixed assets utilized at the plant. In addition, the Company recorded $1.3 million in plant and business consolidation and closure costs related to the consolidation of the OEM and Aftermarket heat transfer organizations; the closing of the New Haven, Connecticut OEM heat transfer product manufacturing plant and move such manufacturing to Jackson, Mississippi; and the closing of the Peru, Illinois Aftermarket manufacturing operations and movement of such manufacturing operations to Mexico. These charges were offset by the reversal of previously recorded employee termination benefits of $0.5 million related to the transfer of manufacturing operations to Jackson, Mississippi and Mexico. At December 31, 1997, approximately $0.4 million remained on the balance sheet related to employee termination costs and facility lease cancellation penalties for the closing of the Company's Louisville, Kentucky plant, all of which were paid in 1998.

The Company recorded approximately $4.4 million in plant and business consolidation and closure costs in 1996 resulting from the actions to consolidate the OEM and Aftermarket heat transfer organizations, close the New Haven, Connecticut and Peru, Illinois manufacturing plants and to relocate these manufacturing operations to Jackson, Mississippi and Mexico, respectively.

Note 5 Income Taxes

------------------------------------------         -----------------------------
Information with respect to income taxes
is as follows:

Amounts in Thousands
Year Ended December 31:                        1998          1997          1996
--------------------------------------------------------------------------------
Current:    Federal                         $    83       $ 4,929       $ 4,950
            Foreign                             123            --            --
            State and local                      (7)        1,301         1,178
                                           -------------------------------------
                                                199         6,230         6,128
--------------------------------------------------------------------------------
Deferred:   Federal                             804          (630)         (346)
            State and local                     255          (167)          (82)
                                           -------------------------------------
                                              1,059          (797)         (428)
                                           -------------------------------------
            Provision for income taxes      $ 1,258       $ 5,433       $ 5,700
--------------------------------------------------------------------------------
------------------------------------------         -----------------------------

-----------------------------------------------------------------------------------------------------
A reconciliation of the provision for income taxes at the Federal statutory rate of 35% in 1998 and
34% in 1997 and 1996, to the reported tax provisions is as follows:

Amounts in Thousands                                                   1998        1997        1996
-----------------------------------------------------------------------------------------------------
Provision computed at the Federal statutory rate                     $1,017      $4,657      $4,942
State and local income taxes, net of Federal income tax benefit         161         738         713
Other                                                                    80          38          45
                                                                   ----------------------------------
                                                                     $1,258      $5,433      $5,700
-----------------------------------------------------------------------------------------------------
---------------------------------------------------------------------      --------------------------

TransPro, Inc. ANNUAL REPORT 1998

----------------------------------------------------------------------------------------------
Significant components of deferred income tax assets and liabilities as of
December 31, are as follows:

Amounts in Thousands                                                   1998          1997
----------------------------------------------------------------------------------------------
Deferred tax assets:          Inventories                             $   469       $   354
                              Pensions and deferred compensation        2,691         2,310
                              Post retirement benefits                    524           588
                              Allowance for bad debts                     432           200
                              Self insurance reserves                     823         1,395
                              Warranty reserves                           338           648
                              Accrued vacation                            355           361
                              Other                                       477           459
----------------------------------------------------------------------------------------------
                              Total deferred tax assets                 6,109         6,315
----------------------------------------------------------------------------------------------
Deferred tax liabilities:     Depreciation                             (2,470)       (2,312)
                              Investment in joint venture              (1,425)         (902)
                              Deferred charges                           (457)         (477)
                              Other                                       (89)          (97)
----------------------------------------------------------------------------------------------
                              Total deferred tax liabilities           (4,441)       (3,788)
----------------------------------------------------------------------------------------------
Net deferred tax assets                                               $ 1,668       $ 2,527
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------        ----------------

The earnings of certain foreign subsidiaries are considered permanently reinvested in the foreign operations and therefore no provision has been made for U.S. taxes related to these subsidiaries.

Note 6 Earnings Per Share

--------------------------------------------------------------------------------------------------------------------------
The following table sets forth the computation of basic and diluted earnings per common share:

Amounts in Thousands, Except Per Share Amounts                                       1998          1997          1996
--------------------------------------------------------------------------------------------------------------------------
Numerator:               Net income                                                 $ 1,647       $ 7,875       $ 8,420
                         Preferred dividends added:                                      25            --            --
--------------------------------------------------------------------------------------------------------------------------
Denominator:                                                                        $ 1,672       $ 7,875       $ 8,420
                         Weighted average common shares                               6,615         6,604         6,596
                         Non-vested restricted stock                                    (22)          (51)          (42)
                         -------------------------------------------------------------------------------------------------
                         Denominator for basic earnings per common
                           share - weighted average common shares                     6,593         6,553         6,554
                         Dilutive effect of stock options and restricted stock            4            33            17
                         -------------------------------------------------------------------------------------------------
                         Diluted effect of series B preferred stock                     207            --            --
                         -------------------------------------------------------------------------------------------------
                         Denominator for diluted earnings per common
                           share - weighted average common
                           shares and equivalents                                     6,804         6,586         6,571
                         Basic earnings per common share                            $   .25       $  1.20       $  1.28
--------------------------------------------------------------------------------------------------------------------------
                         Diluted earnings per common share                          $   .24       $  1.20       $  1.28
--------------------------------------------------------------------------------------------------------------------------

There were outstanding options to purchase common stock excluded from the diluted calculation because their price exceeded the average market price of TransPro common stock during the respective earnings periods. The shares excluded and average market value were as follows:
--------------------------------------------------------------------------------------------------------------------------
                         Options                                                        362            15            80
                         Average market value                                       $  7.39       $  9.16       $  8.44
--------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------       -------------------------------

Note 7 Fair Values of Financial Instruments

Financial Accounting Standards Board ("FASB") Statements of Financial Accounting Standards No.107, "Disclosure about Fair Value of Financial Instruments" and No.119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," are part of a continuing process by the FASB to improve information regarding financial instruments. The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instruments:

Cash and Cash Equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Current Maturities of Long-Term Debt: The carrying amounts are a reasonable approximation of fair value due to the short-term maturity of these instruments.

Long-Term Debt: The carrying amounts of the Company's long-term debt either approximate fair value or are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Letters of Credit: The Company utilizes letters of credit to back its industrial revenue bonds, certain insurance policies and certain trade purchases, which totaled $13.4 million, $4.1 million and $1.3 million, respectively at December 31, 1998. The letters of credit reflect fair value as a condition of their underlying purpose.

Concentration of Credit Risk: The Company is subject to a concentration of credit risk primarily with its trade and notes receivable. The Company grants credit to certain customers who meet pre-established credit requirements, and generally requires no collateral from its customers. Estimates of potential credit losses are provided for in the Company's consolidated financial statements and are within management's expectations and industry averages. As of December 31, 1998 the Company had no other significant concentrations of credit risk.

-----------------------------------------------------------------------------------------
The carrying amounts and fair values of the Company's financial instruments at
December 31, 1998 and 1997, are as follows:

Amounts in Thousands                                       Carrying Amount   Fair Value
-----------------------------------------------------------------------------------------

1998
Long-term debt                                                  $42,197       $42,197
Off balance sheet financial instruments: letters of credit       18,849        18,849

1997
Current maturities of long-term debt                            $ 5,000       $ 5,000
Long-term debt                                                   32,838        32,838
Off balance sheet financial instruments: letters of credit       18,861        18,861
-----------------------------------------------------------------------------------------

Note 8 Debt

In July 1998, the Company entered into a Revolving Credit Agreement with five banking institutions to replace its 1995 Revolving Credit and Term Loan Agreement in order to increase the amount of and extend the commitment period for bank financing. The Revolving Credit Agreement provides for secured borrowings or the issuance of letters of credit in an aggregate amount not to exceed $75 million. The Revolving Credit Agreement is secured by a blanket first perfected security interest in substantially all of the Company's assets plus a pledge of the stock of the Company's subsidiaries. The Revolving Credit Agreement expires on July 1, 2003. The security interest in the Company's assets and the pledge of the Company's subsidiaries' stock are eligible for release commencing March 31, 1999 if the Company achieves certain senior debt ratings or if certain financial ratios are met and maintained.

Available borrowings under the Revolving Credit Agreement are determined by a borrowing base consisting of the Company's eligible (i) accounts receivable,
(ii) inventories and (iii) fixed assets, as adjusted by an advance rate. The aggregate amount of borrowings under the Revolving Credit Agreement is automatically reduced by $0.5 million at the end of each calendar quarter through June 30, 1999; by $1.25 million at the end of each calendar quarter through June 30, 2000; and by $1.5 million at the end of each calendar quarter through June 30, 2003. The Revolving Credit Agreement bears interest at variable rates based, at the Company's option on either (a) a Eurodollar loan rate plus an applicable margin based upon the ratio of the Company's total funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), or
(b) (i) the higher of the BankBoston, N.A. base lending rate and (ii) one-half of one percent above the Federal Funds Effective Rate, as defined, plus an applicable margin based upon the ratio of the Company's total funded debt to EBITDA. A commitment fee of .25% or .375% based upon the ratio of the Company's total funded debt to EBITDA on the average daily unused portion of the Revolving Credit Agreement is payable quarterly, in arrears.

The Revolving Credit Agreement contains financial covenants which, among other things, require maintenance of a minimum tangible net worth and debt service coverage and a maximum level of debt to EBITDA and debt to net worth, as well as covenants which place limits on dividend payments in excess of $2.0 million per year and capital expenditures in excess of 140% of such year's depreciation expense.

TransPro, Inc. ANNUAL REPORT 1998

----------------------------------------------------------         -------------
Long-term debt consisted of the following at December 31:

Amounts in Thousands                                          1998         1997
--------------------------------------------------------------------------------
Revolver                                                  $ 29,499     $ 11,500
Term loan                                                       --       13,750
Industrial revenue bonds: floating rate bond due 2010        8,000        8,000
Floating rate bond due 2013                                  5,000        5,000
Unamortized debt expense                                      (302)        (412)
                                                            42,197       37,838
Less current maturities                                         --        5,000
--------------------------------------------------------------------------------
Total long-term debt                                      $ 42,197     $ 32,838
--------------------------------------------------------------------------------
----------------------------------------------------------         -------------

Total debt outstanding at December 31, 1998 under the Revolving Credit Agreement was $29.5 million. In addition, the Company has Industrial Revenue Bonds totaling $13 million at December 31, 1998, which are fully secured by letters of credit.

The floating rate industrial revenue bonds are fully secured by letter of credit and bear interest at a rate based on a short-term tax-exempt bonds index, as defined in the bonds, and which approximated 3.60% at December 31, 1998 and 3.86% at December 31, 1997. The average interest rate for all industrial revenue borrowings approximated 3.66% during 1998 and 3.82% during 1997.

Long-term debt (excluding the unamortized debt expense) at December 31, 1998 matures after 2002.

Note 9 Commitments and Contingencies

Leases: The Company's leases consist primarily of manufacturing and distribution facilities and equipment and expire principally between 1999 and 2002. A number of leases require that the Company pay certain executory costs (taxes, insurance, and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases approximated $4,731,000 in 1998, $3,749,000 in 1997 and $3,907,000 in 1996. Future minimum payments under noncancelable operating leases as of December 31, 1998 were as follows:

--------------------------------------------------------------------------------
Amounts in Thousands
--------------------------------------------------------------------------------
1999                                                                     $ 4,870
2000                                                                       3,964
2001                                                                       1,802
2002                                                                       1,011
2003                                                                         277
--------------------------------------------------------------------------------
Total                                                                    $11,924
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Insurance: The Company is self-insured for health care, workers compensation, general liability and product liability up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under its workers compensation and liability policies and has reserved approximately $3.1 million to pay such claims.

Legal Proceedings: Various legal actions are pending against or involve the Company with respect to such matters as product liability, casualty and employment related claims including one potential claim under the Americans with Disabilities Act. In the opinion of management, after review and consultation with counsel, the aggregate liability, if any, that ultimately may be incurred in excess of amounts already provided should not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

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

Collective Bargaining Agreements: The Company had 2,367 employees at December 31, 1998. Of these employees, 1,268 were covered by collective bargaining agreements, which expire at different times. The Company has successfully renegotiated 7 collective bargaining agreements over the last several years and feels labor relations are good, but there can be no assurance that work stoppages will not occur in the future.

Note 10 Stock Compensation Plans

Stock Options At December 31, 1998, the Company had two stock option plans under which key employees and directors have options to purchase TransPro Common Stock. Under the 1995 Stock Plan (the "Stock Plan") options are granted at fair market value on the date of grant and are exercisable cumulatively at the rate of 50% two years from the date of grant, 75% three years from the date of grant, and 100% four years from the date of grant. Options granted under the Stock Plan expire 10 years from the date of the grant. Awards of restricted stock may also be granted to key employees under the Stock Plan and may be issued in addition to, or in lieu of stock options. The total number of shares of Common Stock with respect to which stock options may be granted and restricted shares may be awarded under the Stock Plan shall not exceed 600,000. At December 31, 1998 and 1997, 495,052 and 461,429 common shares, respectively, were reserved for stock options and restricted shares granted under the Stock Plan. The weighted average remaining contractual life on outstanding stock options was 7.3 years and 6.3 years at December 31, 1998 and 1997 respectively. The Directors Stock Option Plan (the "Directors Plan") provides for the purchase price per share of Common Stock for which each option is exercisable to be equal to 100% of the fair market value of the Common Stock covered thereby on the date of grant. Subject to certain acceleration provisions, each option granted under the Directors Plan will be exercisable 50% after two years from the date of grant, 75% after three years from the date of grant and 100% after four years from the date of grant. Options granted under the Directors Plan expire 10 years from the date of grant. The total number of shares of Common Stock with respect to which options may be granted under the Directors Plan may not exceed 100,000 shares. At December 31, 1998 and 1997, 43,600 Common Shares were reserved for future grants of stock options under the Directors Plan.

The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized in the financial statements. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under the plans consistent with Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation", the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

------------------------------------------       -------------------------------
Amounts in Thousands,
Except Per Share Amounts                   1998             1997          1996
--------------------------------------------------------------------------------
Net Income            As reported         $ 1,647         $ 7,875       $ 8,420
                      Pro forma             1,484           7,590         8,136
Basic earnings        As reported         $  0.25         $  1.20       $  1.28
Per common share      Pro forma           $  0.22         $  1.16       $  1.24
Diluted earnings      As reported         $  0.24         $  1.20       $  1.28
--------------------------------------------------------------------------------
------------------------------------------       -------------------------------

--------------------------------------------------------------------------------
The fair value of each option grant is estimated for the above disclosure on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                             1998           1997           1996
--------------------------------------------------------------------------------
Dividend yield                               2.20%          2.20%          2.20%
Expected volatility                         48.77%         30.20%         31.10%
Risk-free interest rate                      4.80%          6.69%          5.88%
Expected life                              6 Years        6 Years        6 Years
--------------------------------------------------------------------------------
-------------------------------------------       ------------------------------

TransPro, Inc. ANNUAL REPORT 1998

Information regarding the Stock Plan and the Directors Plan is as follows:

----------------------------------------------------------------------------------------
                                                            Option Price Range
                                                   -------------------------------------
                                      Number of                  Weighted
Stock Plan                             Options          Low       Average       High
----------------------------------------------------------------------------------------
Outstanding at December 31, 1996       315,592       $  3.720    $  8.137     $ 11.750
Granted                                 95,400       $  7.750    $  7.750     $  7.750
Exercised                                (4032)      $  5.880    $  5.880     $  5.880
Canceled                               (14,193)      $  6.240    $  7.900     $  8.600
----------------------------------------------------------------------------------------
Outstanding at December 31, 1997       392,767       $  3.720    $  7.970     $ 11.750
Granted                                112,100       $  5.875    $ 6.2948     $  7.750
Exercised                                   --             --          --           --
Forfeited                                   --             --          --           --
Canceled                               (64,352)      $   6.24    $  7.909     $ 11.750
----------------------------------------------------------------------------------------
Outstanding at December 31, 1998       440,515       $   3.72    $  7.644     $ 11.750
----------------------------------------------------------------------------------------
Exercisable at December 31, 1998       173,169       $   3.72    $  8.246     $ 11.750
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
                                                            Option Price Range
                                                   -------------------------------------
                                      Number of                  Weighted
Directors Plan                         Options          Low       Average       High
----------------------------------------------------------------------------------------
Outstanding at December 31, 1996       45,700        $ 8.375     $10.156      $11.750
Granted                                10,700        $ 7.750     $ 7.750      $ 7.750
----------------------------------------------------------------------------------------
Outstanding at December 31, 1997       56,400        $ 7.750     $ 9.700      $11.750
Granted                                    --             --          --           --
----------------------------------------------------------------------------------------
Outstanding at December 31, 1998       56,400        $ 7.750     $ 9.700      $11.750
----------------------------------------------------------------------------------------
Exercisable at December 31, 1998       31,600        $ 8.375     $ 9.699      $11.750
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

Restricted Stock Restricted stock awarded in 1998 and 1997 vests four years from the date of the award.

Unearned compensation, representing the fair value of the restricted shares at the date of the award, is charged to income over a four year period beginning when the stock is issued, or over the period of actual vesting of such shares, whichever period is shorter.

Compensation expense with respect to all restricted shares amounted to $83,000 in 1998, $99,000 in 1997, and $73,000 in 1996.

--------------------------------------------------------------------------------
Restricted Stock Awards
--------------------------------------------------------------------------------
Outstanding at December 31, 1996                                         42,235
Awarded                                                                  18,400
Vested                                                                  (10,049)
--------------------------------------------------------------------------------
Outstanding at December 31, 1997                                         50,586
Awarded                                                                   4,800
Vested                                                                  (12,435)
Canceled                                                                (18,926)
--------------------------------------------------------------------------------
Outstanding at December 31, 1998                                         24,025
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Note 11 Stockholder Rights Plan

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

Note 12 Retirement & Post Retirement Plans

Retirement Plans: The Company has noncontributory defined benefit pension plans covering the majority of its full-time U.S. employees. Non-Union employees at the Company's GDI operations are covered by a cash balance defined benefit plan. The Company maintains a nonqualified retirement plan to supplement benefits for designated employees whose pension plan benefits are limited by the provisions of the Internal Revenue Code. It is the Company's policy to make contributions to qualified retirement plans sufficient to meet the minimum funding requirements of applicable laws and regulations.

The assets of the plans consist principally of equity securities, fixed income instruments and investment contracts with insurance companies.

The Company has recorded an additional minimum liability at the end of each year representing the excess of the accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities. To the extent possible, intangible assets representing unrecognized prior service costs have offset the liabilities. The balance of the liability at the end of the period is reported as a separate reduction of stockholders' equity, net of tax benefits.

During 1998, the Company purchased participating annuity contracts for certain plan participants for the payment of future benefits. The Company remains subject to any of the significant risks and rewards associated with the benefit obligations on these contracts.

In 1998, 1997, and 1996, GDI contributed $13,000, $22,000 and $141,000 respectively, to multi-employer pension plans covering certain union employees based on a stated amount per hour. These contributions are deposited directly to the trustee and are not included in the net periodic pension cost amounts presented in the tables that follow.

The Louisville, Kentucky manufacturing facility, which was dedicated solely to the production of Crew Cab and DRW components for Ford, was closed in late 1997. There were no pension curtailment losses associated with this closing nor were any costs incurred related to the termination of benefits. The settlement resulting from the partial plan termination totaled $0.1 million and were paid out in 1998, and had no material impact on the Company's results.

In 1996, the Company closed its G&O New Haven, Connecticut manufacturing operation and moved the work to G&O's manufacturing operation in Jackson, Mississippi. As a result of this action, $0.3 million of pension curtailment losses and costs for the termination of benefits were recorded in 1996. This amount was recorded as part of the 1996 plant and business consolidation costs and is not included in the 1996 amounts in the tables that follow.

Post Retirement Plans: The Company accounts for the cost of its post-retirement health care and life insurance benefits in accordance with Statement of Financial Accounting Standards No.106 ("SFAS No.106"), "Employers' Accounting for Post-retirement Benefits Other Than Pensions," which requires that the Company accrue for such post-retirement benefits based on actuarially determined costs recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify for these benefits.

The Company provides health care and life insurance benefits for certain retired employees who reach retirement age while working for the Company.

The following tables' sets forth the Company's plans' combined funded status and amounts recognized in the Company's consolidated balance sheet:

TransPro, Inc. ANNUAL REPORT 1998

--------------------------------------------------------------------------------------------------------------------
Amounts in Thousands                                           Retirement Plans             Post Retirement Plans
Year Ended December 31:                                      1998            1997            1998            1997
--------------------------------------------------------------------------------------------------------------------
Change in Benefit Obligation
Benefit obligation at January 1                            $ 29,021        $ 26,277        $  1,171       $  1,221
Plan amendment                                                   --              57              --             --
Service cost                                                  1,067           1,025              16             27
Interest cost                                                 1,981           1,916              65             85
Plan participants' contribution                                  --              --              15             15
Actuarial loss (gain)                                         2,844           1,599            (195)            35
Liability for participating annuity contracts                (1,960)             --              --             --
Actual gross benefits paid                                   (2,530)         (1,853)           (121)          (212)
--------------------------------------------------------------------------------------------------------------------
Benefit obligation at December 31                          $ 30,423        $ 29,021        $    951       $  1,171
--------------------------------------------------------------------------------------------------------------------
Change in Plan Assets
Fair value of plan assets at January 1                     $ 25,685        $ 22,901             $--            $--
Actual return of plan assets                                  3,381           3,701              --             --
Company contribution                                          1,019             936             106            197
Plan participant contribution                                    --              --              15             15
Purchase of participating annuity contracts                  (1,261)             --
Actual gross benefits paid                                   (2,530)         (1,853)           (121)          (212)
--------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at December 31                   $ 26,294        $ 25,685             $--            $--
--------------------------------------------------------------------------------------------------------------------
Reconciliation of funded status
Funded status at December 1                                $ (4,129)       $ (3,336)           (951)        (1,171)
Unrecognized transition (asset)                                (149)           (201)             --             --
Unrecognized prior service cost                                 847           1,029              --             --
Unrecognized net loss (gain)                                     69            (693)           (344)          (220)
--------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                             $ (3,362)       $ (3,201)       $ (1,295)      $ (1,391)
--------------------------------------------------------------------------------------------------------------------
Amounts recognized in statement of financial position
Accrued benefit liability                                  $ (7,271)       $ (6,395)       $ (1,295)      $ (1,391)
Intangible asset                                                630           1,078              --             --
Accumulated other comprehensive amount                        3,279           2,116              --             --
--------------------------------------------------------------------------------------------------------------------
Net amount recognized at December 31                       $ (3,362)       $ (3,201)       $ (1,295)      $ (1,391)
--------------------------------------------------------------------------------------------------------------------
Weighted-average assumptions as of December 31
Discount rate                                                  6.50%           7.00%           6.50%          7.00%
Initial trend rate                                             9.00%           9.00%           9.20%          9.20%
Salary progression                                             4.00%           4.00%            N/A            N/A
Expected benefit payments                                  $  1,811        $  1,449             N/A            N/A
Ultimate health care trend rate                                 N/A             N/A            5.00%          5.00%
Expected contributions                                     $    938        $    958             N/A            N/A
Years to ultimate trend                                         N/A             N/A              11             12
Average future working lifetime                               16.64           16.27             N/A            N/A
-----------------------------------------------------------         -----------------------         ----------------

----------------------------------------------------------------------------------------------------------------------------
                                                             Retirement Plans                    Post-Retirement Plans
Year Ended December 31:                              1998          1997          1996          1998       1997       1996
----------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost
Service cost                                      $ 1,067       $ 1,026       $   941       $    16    $    27    $    50
Interest cost                                       1,981         1,916         1,693            65         85        168
Expected return on plan assets                     (3,381)       (1,956)       (2,283)           --         --         --
Plan settlement                                        98            --            --            --         --         --
Amortization and deferral of net (gain)/loss        1,404            88           707           (35)       (32)       (32)
----------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                         $ 1,259       $ 1,074       $ 1,058       $    46    $    80    $   186
----------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------        ----------------------------------        ------------------------

---------------------------------------------------------------------------------------------------
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

                                                         1% Point Increase      1% Point Decrease
Effect on total of service and interest cost components           $  3                $ (3)

Effect of post retirement benefit obligation                      $ 29                $(28)
---------------------------------------------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $13.2 million, $13.2 million and $9.0 million, respectively as of December 31, 1998 and $13.3 million, $13.2 million and $9.6 million, respectively as of December 31, 1997.

401(k) Investment Plans Under the Company's 401(k) Plans, substantially all of the Company's non-union employees and certain union employees are eligible to save, by payroll deductions, a portion of their salaries. Effective January 1, 1996, the amount saved may be invested in the Company's Common Stock. Depending upon the Plan, the Company matches certain percentages of the amounts saved by the employees. The Company's matching contribution to the 401(k) Plans was approximately $416,000 in 1998, $458,000 in 1997, and $376,000 in 1996.

Note 13 Quarterly Financial Data (Unaudited)

-------------------------------------------------------------------------------------------------------
Amounts in Thousands, Except Per Share Amounts
Year Ended December 31, 1998                         1st Qtr        2nd Qtr     3rd Qtr       4th Qtr
-------------------------------------------------------------------------------------------------------
Sales                                               $ 50,587       $ 65,603    $  68,535     $ 55,340
Gross margin                                          11,574         15,590       16,400       10,954
Net (loss) income                                       (139)         1,446        1,091         (751)
Basic (loss) earnings per common share                  (.02)           .22          .17         (.11)
Diluted (loss) earnings per common share                (.02)           .22          .16         (.11)
Market price of common stock:  High                 $8-15/16        $ 8-3/4    $  7-7/16     $  6-1/4
                               Low                  $      7        $7-7/16    $  5-5/16     $  4-3/8
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Amounts in Thousands, Except Per Share Amounts
Year Ended December 31, 1997                        1st Qtr        2nd Qtr      3rd Qtr      4th Qtr
-------------------------------------------------------------------------------------------------------
Sales                                               $ 62,096       $ 79,303    $  80,181     $ 67,286
Gross margin                                          13,914         21,281       19,156       12,333
Net income                                             1,000          4,639        2,018          218
Basic and diluted earnings per share                    0.15           0.71         0.31         0.03
Market price of common stock:  High                 $     10       $  8-7/8    $11-15/16     $ 11-1/2
                               Low                  $  8-5/8       $  7-1/8    $   8-3/8     $  7-5/8
-------------------------------------------------------------------------------------------------------

The above tables summarize quarterly financial information for 1998 and 1997. In management's opinion, all adjustments (which include only normal recurring adjustments) necessary to present fairly the information for such quarters have been reflected above. Certain amounts may not agree to consolidated annual amounts due to quarterly rounding.

TransPro, Inc. ANNUAL REPORT 1998

Note 14 Acquisitions

Effective August 1, 1998, the Company acquired 100% of the outstanding stock of Evap. Evap is an Arlington, Texas manufacturer and distributor of replacement automotive air conditioning parts. Evap's fiscal 1997 sales were $6.6 million. The transaction was structured with an initial purchase price of $6.0 million, consisting of $3.0 million cash at closing and 30,000 shares of TransPro, Inc. Series B Preferred Stock (the "Series B Preferred Stock"), with an opportunity for a maximum additional payout of $3.75 million based upon the future earnings performance of the Evap business. Concurrent with the purchase, the Company repaid $1.7 million of working capital debt on behalf of Evap. The Company financed the cash portion of the initial purchase price and the working capital debt repayment with borrowings under the Revolving Credit Agreement. The acquisition was accounted for as a purchase and goodwill of $3.5 million, which is being amortized over 20 years, was recorded as part of the transaction. Evap's results are included in the consolidated financial statements from the date of acquisition. The Series B Preferred Stock has an initial liquidation preference of $3.0 million. The potential additional payout based on future earnings will take the form of an increase in the liquidation preference of the Series B Preferred Stock. The Series B Preferred Stock is non-transferable; is entitled to cumulative dividends of 2% per annum during the first year after acquisition, 3.5% per annum during the second year and 5.0% per annum thereafter. The Series B Preferred Stock is convertible into TransPro common stock at the rate of 50% on the third anniversary of the acquisition, an additional 25% on the fourth anniversary and the remaining 25% on the fifth anniversary; and is redeemable after the fifth anniversary at the liquidation preference at the time of redemption. The Series B Preferred Stock is convertible into TransPro common stock based upon the Liquidation Preference and the market value of TransPro common stock at the time of conversion, as further described in the purchase agreement. The aggregate number of shares of TransPro common stock to be issued upon conversion of all the Series B Preferred Stock may not exceed 7% of the total number of shares of TransPro common stock outstanding, after giving effect to the conversion, as further described in the purchase agreement. The average market value of the TransPro common stock in excess of the 7% limitation, if any, will be paid in cash.

In December 1997, the Company acquired substantially all of the assets and assumed certain specified liabilities of VMS for approximately $1.0 million. VMS is located in Ontario, Canada and specializes in utility van conversions. VMS reported sales of $1.6 million for the fiscal year end February 1997. The acquisition was accounted for as a purchase and VMS's results have been included in the consolidated financial statements from the date of acquisition. The Company financed the purchase of VMS by borrowings under the 1995 Credit Agreement and recorded $0.4 million of goodwill related to the transaction, which is being amortized over 20 years.

In August 1996, the Company acquired substantially all of the assets and assumed certain specified liabilities of Rahn. Rahn is a manufacturer of replacement automotive air conditioner condensers and evaporators for the Aftermarket as well as tube and fin heat exchangers for industrial applications. Rahn reported sales of $12.3 million for the fiscal year ended December 31, 1995. The acquisition was accounted for as a purchase and Rahn's results of operations have been included in the consolidated financial statements from the date of acquisition. The transaction was structured with an initial purchase price of $5.3 million paid in cash at closing, with an opportunity for a maximum additional payout of $2.5 million based upon the future earnings performance of the business. The period to measure the future earnings performance of the Rahn business has expired and no additional payout will be made. In addition, approximately $0.2 million was capitalized for transaction costs incurred to complete the acquisition. The initial purchase price was financed by borrowings under the 1995 Credit Agreement. In connection with this transaction, the Company recorded $2.4 million of goodwill, which is being amortized over 20 years.

--------------------------------------------------------------------------------
Consolidation results as of December 31, 1998 on a pro forma basis, assuming the acquisition of Evap as of the beginning of 1998, are as follows:

Amounts in Thousands                                                      1998
--------------------------------------------------------------------------------
Net sales                                                               $247,356
Goss margin                                                               57,323
Income from operations                                                     7,222
--------------------------------------------------------------------------------
Net income                                                              $  2,122
--------------------------------------------------------------------------------
Basic earnings per common share                                         $   0.33
--------------------------------------------------------------------------------
Diluted earnings per common share                                       $   0.32
--------------------------------------------------------------------------------
------------------------------------------------------------------------

Note 15 Comprehensive Income

--------------------------------------------------------------------------------
The following table sets forth the income tax expense or (benefit) related to each item of other comprehensive income:

                                            Pre-tax     Tax Expense   Net-of-Tax
Amounts in Thousands                         Amount      (Benefit)      Amount
--------------------------------------------------------------------------------
Year ended December 31, 1998
Foreign currency translation adjustment      $  15         $   6         $   9
Minimum pension liability adjustment          (944)         (385)         (559)
--------------------------------------------------------------------------------
Other comprehensive income                   $(929)        $(379)        $(550)
--------------------------------------------------------------------------------
Year ended December 31, 1997

Foreign currency translation adjustment      $ (44)        $ (18)        $ (26)
Minimum pension liability adjustment          (548)         (222)         (326)
--------------------------------------------------------------------------------
Other comprehensive income                   $(592)        $(240)        $(352)
--------------------------------------------------------------------------------
Year ended December 31, 1996

Foreign currency translation adjustment      $(119)        $ (48)        $ (71)
Minimum pension liability adjustment           817           330           487
--------------------------------------------------------------------------------
Other comprehensive income                   $ 698         $ 282         $ 416
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
The following is a rollforward of the accumulated other comprehensive income balances:

                                Foreign Currency   Minimum Pension      Accumulated Other
Amounts in Thousands               Translation   Liability Adjustment  Comprehensive Income
---------------------------------------------------------------------------------------------
Balance December 31, 1995            $  (111)          $(1,420)            $(1,531)
---------------------------------------------------------------------------------------------
Current period change                    (71)              487                 416
---------------------------------------------------------------------------------------------
Balance December 31, 1996               (182)             (933)             (1,115)
---------------------------------------------------------------------------------------------
Current period change                    (26)             (326)               (352)
---------------------------------------------------------------------------------------------
Balance December 31, 1997               (208)           (1,259)             (1,467)
---------------------------------------------------------------------------------------------
Current period change                      9              (559)               (550)
---------------------------------------------------------------------------------------------
Balance December 31, 1998            $  (199)          $(1,818)            $(2,017)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

Note 16 Subsequent Event

Effective February 1, 1999, the Company purchased 100% of the outstanding stock of A/C Plus, Inc., ("A/C Plus") an air conditioning compressor remanufacturer located in Arlington, Texas. A/C Plus had sales of approximately $2.9 million in fiscal 1998. The transaction was structured with a purchase price of $2.25 million cash at closing and a promissory note of $0.25 million payable on the second anniversary of the closing. Concurrent with the purchase, the Company agreed to repay $0.5 million in working capital debt on behalf of A/C Plus. The purchase price and working capital repayment were financed through the Revolving Credit Agreement. The acquisition was accounted for as a purchase. Goodwill of $2.1 million was recorded in connection with the transaction and will be amortized over 20 years.

TransPro, Inc. ANNUAL REPORT 1998

TransPro, Inc. REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of TransPro, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of TransPro, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Hartford, CT
February 12, 1999

TransPro, Inc. CORPORATE INFORMATION

Stock Exchange Listing

Common stock: New York Stock Exchange
Ticker Symbol: TPR

Registrar & Transfer Agent

BankBoston, N.A. c/o Boston EquiServe
PO Box 8040, Boston, Massachusetts 02266-8040
1-800-733-5001

Counsel

Wiggin & Dana, New Haven, Connecticut

Independent Accountants

PricewaterhouseCoopers LLP, Hartford, Connecticut

Annual Report Design

Donaldson Makoski Inc, Avon, Connecticut

Investor Relations

Morgen-Walke Associates, Inc., New York, New York

Annual Stockholders' Meeting

The Annual Meeting of Stockholders will be held at 11:00 AM on April 28, 1999 at the St. Regis Hotel
Two East 55th. Street, New York, New York

Form 10-K or
Additional Information

If you are requesting the 1998 Annual Report, Form 10-K or other written information, please Phone 203-401-6450.

Stockholders

As of March 13, 1999, TransPro, Inc. had 6,597,334 shares of common stock outstanding owned by 1,256 holders of record.

Corporate Office

TransPro, Inc., 100 Gando Drive, New Haven, Connecticut 06513
203-401-6450

Board of Directors

William J. Abraham, Jr., Partner, Foley & Lardner
Barry R. Banducci, Chairman of the Board, TransPro, Inc.
Philip Wm. Colburn, Chairman of the Board, Allen Telecom, Inc. Paul R. Lederer, Former, Executive Vice President, Worldwide
  Aftermarket, Federal-Mogul Corporation
Hank McHale, President and Chief Executive Officer, TransPro, Inc. Sharon M. Oster, Frederic D. Wolfe Professor of Management and
  Entrepreneurship, Yale University School of Management
F. Alan Smith, Former Executive Vice President,
  General Motors Corporation

Corporate Officers

Hank McHale, President and Chief Executive Officer
Jeffrey L. Jackson, Vice President, Human Resources and
  Assistant Secretary
Timothy E. Coyne, Vice President, Treasurer, Secretary, Controller and Chief Financial Officer

Division Presidents

Hank McHale, President, Aftermarket Heating and Cooling Systems
John Della Ventura, President, OEM Heat Transfer Systems
Michael Hooper, President, Specialty Metal Fabrication

                               [GRAPHIC OMITTED]

   TransPro, Inc. 100 Gando Drive, New Haven, Connecticut 06513 203. 401-6450
                                www.transpro.com