Form 10-K, Exhibit 13
period 1999-12-31
TRANSPRO INC
filed 2000-03-17
CIK 948844

                                                                      EXHIBIT 13

FINANCIAL HIGHLIGHTS

(Amounts in thousands, except per share amounts, current ratio and employee data)

                                               1999            1998            1997            1996            1995
                                             --------        --------        --------        --------        --------
OPERATING RESULTS
Sales                                        $261,577        $240,065        $288,866        $264,095        $151,660
Gross margin                                   64,198          54,518          66,684          61,827          31,174
Plant and business consolidation
      and closure costs                           325              --           3,958           4,389              --
Income from operations                         11,364           6,231          16,448          17,006          13,907
Income from joint venture                          --              --              --              --           2,495
Net income                                      6,816           1,647           7,875           8,420           9,074
Basic earnings per common share*             $   1.03        $    .25        $   1.20        $   1.28        $   1.39
Diluted earnings per common share*           $    .96        $    .24        $   1.20        $   1.28        $   1.39
Cash dividends per common share              $    .20        $    .20        $    .20        $    .20        $    .05
FINANCIAL CONDITION
Current ratio                                    3.24            3.34            2.65            2.46            2.27
Working capital                              $ 93,574        $ 70,176        $ 63,465        $ 56,161        $ 53,255
Capital expenditures                            8,200           8,582           7,214           5,565           4,066
Depreciation and amortization expense           7,541           6,782           8,193           7,020           3,701
Net property, plant and
     equipment                                 40,627          39,487          36,752          37,939          36,951
Total assets                                  185,895         148,527         144,540         140,266         139,718
Debt                                           61,928          42,197          37,838          38,917          40,846
Total equity                                   74,471          67,867          65,015          58,696          51,103
Number of employees                             2,562           2,367           2,322           2,139           2,001

* The basic and diluted earnings per common share for 1995 is for comparative purposes only, as common shares were not issued until October 1995, and assumes average common shares outstanding of 6,621,000.

     On September 29, 1995, TransPro, Inc. ("TransPro" or the "Company") completed a series of transactions pursuant to which the Company's sole stockholder, Allen Telecom Inc. ("Allen"), contributed (the "Contribution") to the Company substantially all of the assets and liabilities of Allen's original equipment radiator and fabricated metal products business (the "Automotive and Truck Products Business"), as well as Allen's 50% ownership interest in GO/DAN Industries ("GDI"), a 50/50 joint venture partnership between affiliates of Allen and Handy & Harman, that produces replacement radiators and other heat transfer products for the automotive and truck aftermarkets. Immediately thereafter, Allen caused GDI to redeem the outstanding ownership interest in GDI not already owned by Allen (the "GDI Redemption"), thereby making GDI an indirect wholly owned partnership of the Company. Effective April 1, 1999, GDI changed its organizational structure from a partnership to a corporation.

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

     The above table sets forth certain selected historical (1995) financial data for the Crown and G&O divisions of the Company (formerly the Automotive and Truck Products Business). Prior to October 1, 1995, the date on which the financial results of GDI were reported on a fully consolidated basis, TransPro's 50% ownership in GDI was reported under the equity method of accounting. Therefore the 1995 sales, gross margin and income from operations amounts in the table above include only three months of GDI activity. The number of employees for 1995 includes GDI employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     TransPro, Inc. is a manufacturer and supplier of heat transfer components and systems, replacement automotive air conditioning parts and specialty fabricated metal products for a variety of Aftermarket and OEM automotive, truck and industrial equipment applications, and performs vehicle conversions. The Company operates in three business segments: Aftermarket Heating and Cooling Systems, OEM Heat Transfer Systems and Specialty Metal Fabrication. In October 1999, the Company announced its intentions to focus on its Aftermarket Heating and Cooling Systems segment and explore strategic alternatives for its Specialty Metal Fabrication and OEM Heat Transfer Systems Segments.

YEAR ENDED DECEMBER 31, 1999 VERSUS YEAR ENDED DECEMBER 31, 1998

     Net sales in 1999 increased 9.0% to $261.6 million compared with $240.1 million in 1998. Sales in the Aftermarket Heating and Cooling Systems business increased $9.9 million, or 6.3%, compared with 1998, reflecting the sales of air conditioning parts at Evap and A/C Plus and volume increases in complete radiators, partially offset by lower radiator core and condenser sales. Sales in the Specialty Metal Fabrication business increased $11.5 million, or 26.0%, compared with 1998, primarily due to increased sales in both specialty fabricated enclosures to telecommunications customers and vehicle conversions. Sales in the OEM Heat Transfer Systems business were essentially flat.

     Consolidated gross margin percentages improved to 24.5% in 1999 from 22.7% in 1998. Gross margin improved 17.8% to $64.2 million in 1999 from $54.5 million in 1998, reflecting the contribution of higher margin air conditioning parts sales at Evap and A/C Plus, coupled with lower material costs, a higher proportion of complete radiator sales, and manufacturing efficiencies in the Aftermarket Heating and Cooling Systems business. Gross margin improved in the Specialty Metal Fabrication business due to higher production levels and improved manufacturing efficiencies in specialty fabricated enclosures, partially offset by lower production volume in the Canadian vehicle conversion operations. Actions the Company has taken to improve operational efficiencies and reduce costs in the OEM Heat Transfer Systems business generated positive gross margins for the year ended December 31, 1999, compared with negative margins in the prior year.

     Selling, general and administrative ("SG&A") expenses in 1999 increased $4.2 million, or 8.7%, over 1998, but were flat as a percent of sales at 20.1%. Aftermarket Heating and Cooling Systems SG&A expenses increased due to the full year inclusion of Evap and A/C Plus. Specialty Metal Fabrication SG&A expenses increased, reflecting a full complement of expenses at the Plano, Texas facility in 1999, and, in 1998 a $1.1 million reduction in certain freight accruals no longer required at the vehicle conversion operation and a one-time dividend from the Ohio State Workers Compensation fund of $0.6 million, offset by the settlement of an employment related lawsuit of $0.6 million. OEM Heat Transfer Systems SG&A expenses in 1999 included approximately $0.3 million related to the settlement of an employment-related lawsuit. Corporate expenses during 1999 decreased $1.1 million reflecting a reduction of $0.7 million in personnel related costs and the inclusion in 1998 of a one-time reserve of $0.5 million against the doubtful collection of a note receivable.

     The Company recorded $0.3 million in plant and business consolidation and closure costs in 1999 associated with the closing of the Company's Philadelphia, Pennsylvania and Atlanta, Georgia replacement automotive condenser manufacturing plants.

     Net interest expense increased to $4.4 million in 1999 from $3.3 million in 1998 due to higher debt levels associated with the acquisition of Evap and A/C Plus, coupled with higher working capital levels in the Aftermarket Heating and Cooling Systems business to support our new product introductions and anticipated sales increases in the air conditioning parts and Specialty Metal Fabrication businesses.

     During the year ended December 31, 1999, the Company recognized a non-recurring; non-cash deferred tax benefit of $2.9 million related to the change in the organizational structure of its GO/DAN Industries operation from a partnership to a corporation. Excluding the impact of the non-recurring, non-cash deferred tax benefit, the Company's effective tax rate was 42.8% for the year ended December 31, 1999 and is comprised of the U.S. Federal income tax rate, plus the estimated aggregate effective rate for foreign, state and local income taxes. The effective tax rate declined from 43.3% for the year ended December 31, 1998, reflecting a decrease in non-deductible expenses for tax purposes in 1999 and a valuation allowance for the net realizable amount of available tax benefit associated with a net operating loss carry-forward for the Company's Canadian vehicle conversion operation.

     Net income was $6.8 million, or $1.03 per basic common share and $0.96 per diluted common share in 1999 compared with $1.6 million, or $0.25 per basic common share and $0.24 per diluted common share in 1998. Before the net impact of plant and business consolidation and closure costs, legal settlement costs and the deferred tax benefit, net earnings were $4.3 million, or $0.65 per basic common share and $0.61 per diluted common share in 1999. Before the net impact of legal settlement costs, the workers' compensation dividend and the note receivable reserve, earnings were $1.9 million, or $0.29 per basic common share and $0.28 per diluted common share in 1998.

YEAR ENDED DECEMBER 31, 1998 VERSUS YEAR ENDED DECEMBER 31, 1997.

     Net sales for 1998 declined 17% to $240.1 million compared with $288.9 million for 1997. This decline reflects the completion in the fourth quarter of 1997 of the Ford Crew Cab and DRW program and the Ford order to convert vehicles for the U.S. Postal Service (the "Ford Orders"). Excluding the Ford Orders from the 1997 results, sales increased by $28.3 million or 13% in 1998. Aftermarket Heating and Cooling Systems sales increased $13.1 million or 9% over 1997 due to unit volume gains in the radiator, heater and condenser product lines as well as air conditioning parts sales related to the August 1998 acquisition of Evap, an aftermarket air conditioning parts supplier. Excluding the Ford Orders, sales in the Specialty Metal Fabrication business increased $14.8 million or 50% over 1997 levels, substantially offsetting the loss of revenue from the Ford order to convert vehicles for the U.S. Postal Service and reflecting the full year effect of the December 1997 acquisition of Vehicle Management Systems, Inc. ("VMS"), a Canadian vehicle converter. OEM Heat Transfer Systems sales increased 1% over 1997.

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

     In 1998, SG&A expenses increased 4% to $48.3 million from $46.3 million in 1997. SG&A expenses in the Aftermarket Heating and Cooling Systems business increased by $1.8 million due to higher costs associated with increased volume, and the acquisition of Evap, which added approximately $1.1 million of incremental SG&A expense, partially offset by a reduction in bad debt expense of $0.8 million related to the 1997 bankruptcy filing of a large customer and cost savings related to the consolidation of distribution centers during 1998. SG&A expense in the Specialty Metal Fabrication business declined $1.2 million due to the closing of the Kentucky facility as a result of the completion of the Ford Crew Cab and DRW program in December 1997, a one time dividend from the Ohio State Workers Compensation Fund of $0.6 million and the reduction of $1.1 million in certain freight accruals no longer required at the vehicle conversion operation, partially offset by a $0.7 million increase in personnel costs associated with increased volume and the opening of the new facility in Plano, Texas, the settlement of an employment related lawsuit approximating $0.6 million and residual medical costs of $0.2 million related to the 1997 Kentucky facility closing. SG&A expenses in the OEM Heat Transfer Systems Business increased $0.4 million due to the full year impact of administrative costs associated with the business move to Jackson, Mississippi. Corporate office costs increased $1.0 million due to the recognition of a $0.5 million reserve against a note receivable accepted in a 1994 asset sale transaction, $0.4 million increase in incentive accruals and the write-off of deferred debt costs of $0.1 million due to the renegotiation of the Company's bank credit facility.

     Net interest expense increased to $3.3 million in 1998 from $3.1 million in 1997 as a result of higher borrowings under the bank credit facility.

     The Company's effective tax rate of 43.3% is comprised of the U.S. Federal income tax rate plus the estimated aggregate effective rate for foreign, state and local income taxes. The rate increased from the 1997 rate of 40.8% principally as a result of higher non-deductible expenses in relation to taxable income in 1998.

     Net income for 1998 was $1.6 million, or $0.25 per basic common share and $0.24 per diluted common share compared with $7.9 million, or $1.20 per basic and diluted common share in 1997. Before the net impact of legal settlement costs, the workers' compensation dividend and the note receivable reserve, earnings were $1.9 million, or $0.29 per basic common share and $0.28 per diluted common share in 1998. Before the net impact of plant closure costs, net income for 1997 was $10.2 million, or $1.55 per basic and diluted common share.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

     The Company is party to a Revolving Credit Agreement (the "Revolving Credit Agreement") with five banking institutions that provides for secured borrowings or the issuance of letters of credit in an aggregate amount not to exceed $75 million. The Revolving Credit Agreement is secured by a blanket first perfected security interest in substantially all of the Company's assets, plus a pledge of the stock of the Company's subsidiaries. The Revolving Credit Agreement expires on July 1, 2003. The security interest in the Company's assets and the pledge of the Company's subsidiaries' stock are eligible for release if the Company achieves certain senior debt ratings or if certain financial ratios are met and maintained. At December 31, 1999, the Company did not meet the financial ratios required for the release of the security interest.

     Available borrowings under the Revolving Credit Agreement are determined by a borrowing base consisting of the Company's eligible (i) accounts receivable,
(ii) inventory and (iii) fixed assets, as adjusted by an advance rate. The aggregate amount of borrowings under the Revolving Credit Agreement was automatically reduced by $0.5 million at the end of each quarter through June 30, 1999 and then by $1.25 million at the end of each quarter through December 31, 1999. On December 9, 1999, the Company entered into the Third Amendment to the Revolving Credit Agreement (the "Third Amendment") to return the amount of secured borrowings or the issuance of letters of credit to the original aggregate amount of $75 million and reschedule the automatic reductions and amend the leverage coverage ratio covenant. Pursuant to the Third Amendment, the aggregate amount of available borrowings is automatically reduced by $5 million on November 30, 2000 and December 31, 2000 and by $1.5 million at the end of each quarter beginning March 31, 2001 through June 30, 2003. The Revolving Credit Agreement bears interest at variable rates based, at the Company's option, on either (a) a Eurodollar loan rate, plus an applicable margin based upon the ratio of the Company's total funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), or (b) the higher of (i) the

BankBoston, N.A. base lending rate or (ii) one-half of one percent above the Federal Funds Effective Rate, as defined, plus an applicable margin based upon the ratio of the Company's total funded debt to EBITDA. A commitment fee of .25% or .375% based upon the ratio of the Company's total funded debt to EBITDA on the average daily unused portion of the Revolving Credit Agreement is payable quarterly, in arrears.

     The Revolving Credit Agreement contains financial covenants which, among other things, require maintenance of a minimum tangible net worth and debt service coverage and a maximum level of debt to EBITDA and debt to net worth, as well as covenants which place limits on dividend payments in excess of $2.0 million per year and capital expenditures in excess of 140% of such year's depreciation expense. On June 25, 1999, the Company entered into a Waiver and Second Amendment to the Revolving Credit Agreement (the "Waiver and Second Amendment"), amending the interest coverage ratio covenant and the liabilities to net worth ratio covenant and waived compliance with the interest coverage ratio and the liabilities to net worth ratio covenants for the quarter ended March 31, 1999.

     Total debt outstanding at December 31, 1999 under the Revolving Credit Agreement was $49.7 million. In addition, the Company had floating rate Industrial Revenue Bonds totaling $13 million outstanding at December 31, 1999, which were fully secured by letters of credit. Outstanding letters of credit totaled approximately $17.6 million at December 31, 1999.

     During 1999, net borrowings under the Revolving Credit Agreement increased by $19.7 million. In 1998, net borrowings under the Revolving Credit Agreement increased by $4.4 million. During 1997, net borrowings under the Company's then existing credit facility decreased by $1.2 million. Net income plus adjustment to reconcile net income to net cash provided by operating activities, which includes, among other things, depreciation and amortization, resulted in $4.9 million of operating cash flows.

     During 1999, the Company required $7.7 million of cash to support its operations. Net income, plus adjustments to reconcile net income to net cash used in operating activities, which includes, among other things, depreciation and amortization, resulted in $11.2 million of operating cash flows. The Company invested $24.6 million in inventory and $7.1 million in accounts receivable to support new product introduction and its expansion in the air conditioning parts and fabricated metal enclosures businesses. An increase in accounts payable and accrued expenses provided $13.1 million in cash.

     During 1998, the Company generated $9.3 million of cash from operations. Net income plus total adjustments to reconcile net income to net cash provided by operating activities, which includes, among other things, depreciation and amortization, resulted in $10.5 million of operating cash flow. Accounts receivable collections and inventories generated cash of $4.4 million and $1.1 million, respectively. Cash was used to reduce accounts payable and accrued expenses by $4.6 million.

     During 1997, the Company generated $10.0 million of cash from operations. Net income plus total adjustments to reconcile net income to net cash provided by operating activities resulted in $18.4 million of operating cash flow. The Company's investment in accounts receivable and inventory required cash of $3.2 million and $5.5 million, respectively.

     Capital spending totaled $8.2 million, $8.6 million and $7.2 million in 1999, 1998 and 1997, respectively. In 1999, the Company purchased all of the outstanding stock of A/C Plus for $2.25 million in cash and issued a note payable for $0.25 million payable on the second anniversary of the closing. In 1998, the Company purchased all of the outstanding stock of Evap for approximately $6.0 million, which included an initial cash payment of $3.0 million and the issuance of $3.0 million of TransPro, Inc. Series B Convertible Redeemable

Preferred Stock (the "Series B Preferred Stock"). In 1997, the Company acquired substantially all of the assets and assumed certain specified liabilities of VMS for approximately $1.0 million.

     In 1999, cash dividends of $1.3 million and $0.1 million were paid to holders of common stock and Series B Preferred Stock, respectively. In both 1998 and 1997, cash dividends of $1.3 million were paid to holders of common stock.

     The future liquidity and ordinary capital needs of the Company in the short term are expected to be met from operations. The Company's working capital requirements peak during the second and third quarters, reflecting the normal seasonality in the Aftermarket Heating and Cooling Systems business. The Company believes that its cash flow from operations, together with borrowings under its current Revolving Credit Agreement, will be adequate to meet its near term anticipated ordinary capital expenditures and working capital requirements. However, the Company believes that the amount of borrowings available under the Revolving Credit Agreement will not be sufficient to meet the capital needs for major growth initiatives. The Company intends to explore financing alternatives, including obtaining a new line of credit with sufficient borrowing capacity or securing additional sources of capital. It is also possible that additional liquidity may be obtained through the disposition of business operations, although there can be no assurance that any such disposition would occur on a timely basis, or at all. No assurance can be given that the Company will be successful in obtaining a new line of credit or securing additional sources of capital on favorable terms, or at all.

ACQUISITIONS

     Effective February 1, 1999, the Company purchased 100% of the outstanding stock of A/C Plus, an air conditioning compressor remanufacturer located in Arlington, Texas. A/C Plus had sales of approximately $2.9 million in fiscal 1998. The transaction was structured with a purchase price of $2.25 million paid in cash and a promissory note of $0.25 million payable on the second anniversary of the closing. Concurrent with the purchase, the Company repaid $0.5 million in working capital debt on behalf of A/C Plus. The purchase price and working capital debt repayment were financed through the Company's Revolving Credit Agreement. The acquisition was accounted for as a purchase. Goodwill of $2.2 million was recorded in connection with the transaction and is being amortized over 20 years. The results of A/C Plus have been included in the Company's consolidated financial statements from the date of acquisition.

     Effective August 1, 1998, the Company acquired 100% of the outstanding stock of Evap. Evap is an Arlington, Texas manufacturer and distributor of replacement automotive air conditioning parts. Evap's fiscal 1997 sales were $6.6 million. The transaction was structured with an initial purchase price of $6.0 million consisting of $3.0 million cash at closing and 30,000 shares of Series B Preferred Stock, with an opportunity for a maximum additional payout of $3.75 million based upon the future earnings performance of the Evap business. Concurrent with the purchase, the Company repaid $1.7 million of working capital debt on behalf of Evap. The Company financed the cash portion of the initial purchase price and the working capital debt repayment with borrowings under the Revolving Credit Agreement. The acquisition was accounted for as a purchase and goodwill of $3.3 million, which is being amortized over 20 years, was recorded as part of the transaction. Evap's results have been included in the Company's consolidated financial statements from the date of acquisition. The Series B Preferred Stock has an initial liquidation preference of $3.0 million, which is reflected in paid-in capital on the Company's consolidated balance sheets. The potential additional payout based on future earnings will take the form of an increase in the liquidation preference of the Series B Preferred Stock. The Series B Preferred Stock is non-transferable and is entitled to cumulative dividends of 2% per annum during the first year after acquisition, 3.5% per annum during the second year and 5.0% per annum thereafter. The Series B Preferred Stock is convertible into TransPro common stock at the rate of 50% on the third anniversary of the acquisition, an additional 25% on the fourth anniversary and the remaining 25% on the fifth anniversary; and is redeemable after the fifth anniversary at the liquidation preference at the time of redemption. The Series B Preferred Stock is convertible into TransPro common stock based upon the liquidation preference and the market value of TransPro common stock at the time of conversion, as further defined in the purchase agreement. The aggregate number of shares of TransPro common stock to be issued upon conversion of all the Series B Preferred Stock may not exceed 7% of the total number of shares of TransPro common stock outstanding, after giving effect to the conversion. The market value of the TransPro common stock in excess of the 7% limitation, if any, will be paid in cash.

     In December 1997 the Company acquired substantially all of the assets and assumed certain specified liabilities of VMS for a cash payment of approximately $1.0 million. VMS is located in Ontario, Canada and specializes in utility van conversions. VMS reported fiscal 1997 sales of $1.6 million. The acquisition was accounted for as a purchase and VMS's results have been included in the Company's consolidated financial statements from the date of acquisition. The Company financed the purchase of the VMS assets by borrowings under its then existing bank credit facility and recorded $0.4 million of goodwill related to the transaction, which is being amortized over 20 years.

END OF CREW CAB AND DUAL REAR WHEEL CONTRACT

     Until December 1997, the Company's largest customer was Ford. The Company was the exclusive supplier of the cab portion of Ford's Crew Cab pickup truck and the rear fender panel for Ford's DRW pickup truck under a five-year contract that expired on December 31, 1995. The Company's manufacturing facility in Louisville, Kentucky was dedicated solely to the production of Crew Cab and DRW components. During 1997, Ford accounted for approximately 27% of the Company's net sales and a significantly greater portion of the Company's total 1997 profits as a result of the higher margins and significantly lower selling, distribution and administrative costs associated with the Ford contract compared with the average of the Company's other businesses.

     In early 1996, Ford notified the Company that it planned to move the production of Crew Cab and DRW components in-house in late 1997. Attempts to develop new business for the Louisville plant were unsuccessful and, accordingly, the Company closed the Louisville plant in December 1997.

IMPACT OF THE YEAR 2000 ISSUE

         The Company has completed the implementation of a Year 2000 compliant information systems platform. There was no significant interruption of normal operations resulting from the date change to the year 2000. The total cost of the Year 2000 project was approximately $3.2 million of which $2.2 million was for capitalizable hardware and software costs, which was funded by borrowings.

INFLATION

     The overall impact of the low rate of inflation in recent years has resulted in no significant impact on labor costs and general services utilized by the Company. The principal raw materials used in the Company's original equipment and replacement radiator product lines are copper and brass. The principal raw material used in the Company's specialty metal fabrication business product lines is steel. Copper, brass, steel and other primary metals used in the Company's business are generally subject to commodity pricing and variations in the market prices for such materials. Although these materials are available from a number of vendors, the Company has chosen to concentrate its sources with a limited number of long-term suppliers. The Company typically executes purchase orders for its copper and brass requirements approximately three to six months prior to the actual delivery date. The purchase price for such copper, brass, and steel is established at the time such orders are placed by the Company and not at the time of delivery.

     The Company manages its metals commodity pricing by attempting to pass through any cost increases to its customers. Although the Company has been successful in passing through price increases to its customers to offset a portion of past cost increases of copper, brass, and steel, there is no assurance that the Company will continue to be successful in raising prices in the future. The Company does not use hedging transactions with respect to its metals consumption.

ENVIRONMENTAL MATTERS

     The Company is subject to Federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company.

     During 1998, the Company was fined approximately $0.1 million in connection with certain pre-treatment water containment violations at its Jackson, Mississippi facility. The issues were satisfactorily resolved. The Company believes it is reasonably possible that environmental related liabilities might exist with respect to an industrial site formerly occupied by the Company. Based upon environmental site assessments, the Company believes that the cost of any potential remediation for which the Company may ultimately be responsible will not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS

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

                                 TRANSPRO, INC.

                        CONSOLIDATED STATEMENTS OF INCOME


(Amounts in thousands, except per share amounts)                            YEAR ENDED DECEMBER 31,
                                                                    1999              1998              1997
                                                                  --------          --------          --------
Sales                                                             $261,577          $240,065          $288,866
Cost of sales                                                      197,379           185,547           222,182
                                                                  --------          --------          --------
Gross margin                                                        64,198            54,518            66,684
Selling, general, and administrative expenses                       52,509            48,287            46,278
Plant and business consolidation and closure costs                     325                --             3,958
                                                                  --------          --------          --------
Income from operations                                              11,364             6,231            16,448
Interest expense, net                                                4,444             3,326             3,140
                                                                  --------          --------          --------
Income before taxes                                                  6,920             2,905            13,308
Provision for income taxes                                             104             1,258             5,433
                                                                  --------          --------          --------
Net income                                                        $  6,816          $  1,647          $  7,875
                                                                  ========          ========          ========
Basic earnings per common share                                   $   1.03          $   0.25          $   1.20
                                                                  ========          ========          ========
Diluted earnings per common share                                 $    .96          $   0.24          $   1.20
                                                                   ========         ========          ========
Weighted average common shares - basic                               6,573             6,593             6,553
                                                                  ========          ========          ========
Weighted average common shares and equivalents - diluted             7,089             6,804             6,586
                                                                  ========          ========          ========


                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)                                           YEAR ENDED DECEMBER 31,
                                                         1999             1998              1997
                                                        -------          -------           -------
Net income                                              $ 6,816          $ 1,647           $ 7,875
                                                        -------          -------           -------

Other comprehensive income (loss), net of tax:
    Foreign currency translation                             11                9               (26)
    Minimum pension liability adjustment                  1,111             (559)             (326)
                                                        -------          -------           -------
Other comprehensive income (loss)                         1,122             (550)             (352)
                                                        -------          -------           -------
Comprehensive income                                    $ 7,938          $ 1,097           $ 7,523
                                                        =======          =======           =======



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 TRANSPRO, INC.


                           CONSOLIDATED BALANCE SHEETS


(Amounts in thousands)                                                            DECEMBER 31,
                                                                             1999                1998
                                                                          ---------           ---------
                                        ASSETS
Current assets:
     Cash and cash equivalents                                            $     222           $     345
     Accounts receivable  (less allowances of $2,128 and $2,390)             41,689              34,173
     Inventories:
         Raw materials                                                       23,385              14,765
         Work in process                                                     11,310               7,124
         Finished goods                                                      50,651              37,886
                                                                          ---------           ---------
     Total inventories                                                       85,346              59,775
                                                                          ---------           ---------

     Deferred income taxes                                                    5,520               2,641
     Other current assets                                                     2,546               3,200
                                                                          ---------           ---------
Total current assets                                                        135,323             100,134
                                                                          ---------           ---------

Property, plant and equipment:
     Land and land improvements                                                 814                 808
     Buildings                                                               17,822              17,662
     Machinery and equipment                                                 82,066              74,319
     Leasehold improvements                                                   2,464               2,124
                                                                          ---------           ---------
                                                                            103,166              94,913
     Less: accumulated depreciation and amortization                        (62,539)            (55,426)
                                                                          ---------           ---------
Net property, plant and equipment                                            40,627              39,487
                                                                          ---------           ---------


Intangible assets (net of amortization of $810 and $348)                      7,632               6,093
Other assets                                                                  2,313               2,813
                                                                          ---------           ---------
Total assets                                                              $ 185,895           $ 148,527
                                                                          =========           =========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 TRANSPRO, INC.

                           CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share amounts)                                      DECEMBER 31,
                                                                                           1999                1998
                                                                                        ---------           ---------
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                                   $  26,395           $  14,797
     Accrued insurance                                                                      3,820               4,404
     Accrued salaries and wages                                                             4,486               4,823
     Accrued taxes                                                                          1,558                 541
     Accrued expenses                                                                       5,490               5,393
                                                                                        ---------           ---------
Total current liabilities                                                                  41,749              29,958
                                                                                        ---------           ---------
Long-term liabilities:
     Long-term debt                                                                        61,928              42,197
     Retirement and postretirement obligations                                              5,442               7,482
     Deferred income taxes                                                                  1,912                 973
     Other liabilities                                                                        393                  50
                                                                                        ---------           ---------
Total liabilities                                                                         111,424              80,660
                                                                                        ---------           ---------
Commitments and contingent liabilities
                                                                                        ---------           ---------
Stockholders' equity:
     Preferred stock, $.01 par value: Authorized 2,500,000 shares; issued and outstanding as follows:
         Series A junior participating preferred stock, $.01 par value:
              Authorized 200,000 shares; issued and outstanding;
               none at December 31, 1999 and 1998                                              --                  --
         Series B convertible preferred stock, $.01 par value:
              Authorized 30,000 shares; issued and outstanding;
               30,000 at December 31, 1999 and 1998 (liquidation
               preference $3,000)                                                              --                  --
     Common stock, $.01 par value:
         Authorized 17,500,000 shares at December 31, 1999 and 1998;
         6,669,446 shares issued in 1999 and 1998 and
         6,597,335 shares outstanding in 1999 and 1998                                         66                  66
     Paid-in capital                                                                       55,074              55,074
     Unearned compensation                                                                    (66)               (113)
     Retained earnings                                                                     20,318              14,883
     Accumulated other comprehensive income                                                  (895)             (2,017)
     Treasury stock, at cost:
         72,111 shares at December 31, 1999 and 1998                                          (26)                (26)
                                                                                        ---------           ---------
Total stockholders' equity                                                                 74,471              67,867
                                                                                        ---------           ---------
Total liabilities and stockholders' equity                                              $ 185,895           $ 148,527
                                                                                        =========           =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 TRANSPRO, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)                                                                                YEAR ENDED DECEMBER 31,
                                                                                            1999             1998            1997
                                                                                          --------         --------        --------
Cash flows from operating activities:
     Net income                                                                           $  6,816         $  1,647        $  7,875
                                                                                          --------         --------        --------
     Adjustments to reconcile net income to net cash provided by (used in)
     operating activities:
         Depreciation and amortization                                                       7,541            6,782           8,193
         Deferred income taxes                                                              (3,373)             677            (797)
         Provision for losses - accounts receivable                                            268            1,394           1,790
         Write-off of fixed assets related to plant closure                                     --               --           1,379
                                                                                          --------         --------        --------
     Total adjustments to reconcile net income to net cash provided by (used in)
            operating activities                                                             4,436            8,853          10,565
                                                                                          --------         --------        --------
     Change in operating assets and liabilities, net of acquisitions:
         Accounts receivable                                                                (7,612)           4,413          (3,217)
         Inventories                                                                       (24,640)           1,068          (5,454)
         Accounts payable                                                                   11,280              437           1,397
         Accrued expenses                                                                    1,850           (5,004)         (1,504)
         Other                                                                                 187           (2,146)            347
                                                                                          --------         --------        --------
     Total change in operating assets and liabilities,  net of acquisitions                (18,935)          (1,232)         (8,431)
                                                                                          --------         --------        --------
Net cash (used in) provided by operating activities                                         (7,683)           9,268          10,009
                                                                                          --------         --------        --------
Cash flows from investing activities:
     Capital expenditures                                                                   (8,200)          (8,582)         (7,214)
     Sales and retirements of fixed assets, net                                                 11               73             318
     Acquisitions, net of cash acquired and transaction costs                               (2,118)          (2,764)           (967)
                                                                                          --------         --------        --------
Net cash used in investing activities                                                      (10,307)         (11,273)         (7,863)
                                                                                          --------         --------        --------
Cash flows from financing activities:
     Exercise of stock options                                                                  --               --              24
     Purchase of treasury stock                                                                 --               --             (26)
     Dividends paid                                                                         (1,375)          (1,348)         (1,321)
     Net borrowings (repayments) under Revolving Credit Agreement                           19,242            3,105          (1,150)
                                                                                          --------         --------        --------
Net cash provided by (used in) financing activities                                         17,867            1,757          (2,473)
                                                                                          --------         --------        --------
Net decrease in cash and cash equivalents                                                     (123)            (248)           (327)
     Cash and cash equivalents at beginning of period                                          345              593             920
                                                                                          --------         --------        --------
     Cash and cash equivalents at end of period                                           $    222         $    345        $    593
                                                                                          ========         ========        ========

Supplemental disclosures of cash flow information:
     Interest paid                                                                        $  4,213         $  3,064        $  3,209
                                                                                          ========         ========        ========
     Taxes paid (net of refunds)                                                          $  1,861         $  1,041        $  5,722
                                                                                          ========         ========        ========

Supplemental schedule of non-cash investing and financing activities:
     The Company acquired A/C Plus, Evap, and VMS in 1999, 1998 and 1997, respectively; the details of which are further described in Note 14. In connection with these transactions, liabilities were assumed and preferred stock issued, as follows:
         Fair value of assets acquired                                                    $  3,060         $  5,679        $  1,000
         Cash Paid                                                                          (2,250)          (3,000)         (1,000)
                                                                                          ========         ========        ========
              Liabilities assumed                                                         $    810         $  2,679        $     --
                                                                                          ========         ========        ========
              Preferred stock issued                                                      $     --         $  3,000        $     --
                                                                                          ========         ========        ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 TRANSPRO, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

(Amounts in thousands, except share and per share amounts)


                                                                                                               TREASURY
                                              COMMON STOCK                      PREFERRED STOCK                 STOCK
                                       SHARES              VALUE            SHARES            VALUE              VALUE
                                     ----------         ----------        ----------        ----------         ----------
Balance December 31, 1996             6,591,835         $       66                --        $       --         $       --

Net income                                   --                 --                --                --                 --
Common stock  dividends
  declared ($0.20 per share)                 --                 --                --                --                 --
Treasury stock purchased                 (2,807)                --                --               (26)                --
Restricted stock issued                  18,400                 --                --                --                 --
Stock options exercised                   4,032                 --                --                --                 --
Amortization of unearned
  compensation                               --                 --                --                --                 --
Net change in translation
  adjustment                                 --                 --                --                --                 --
Net change in adjustment for
  minimum pension liability                  --                 --                --                --                 --
Other adjustments                            --                 --                --                --                 --
                                     ----------         ----------        ----------        ----------         ----------
Balance December 31, 1997             6,611,460                 66                --                --                (26)

Net Income                                   --                 --                --                --                 --
Issuance of preferred stock
  related to an acquisition                  --                 --            30,000                --                 --
Common stock dividends
  declared ($0.20 per share)                 --                 --                --                --                 --
Preferred stock dividends
  declared                                   --                 --                --                --                 --
Restricted stock issued                   4,800                 --                --                --                 --
Restricted stock canceled               (18,925)                --                --                --                 --
Amortization of unearned
  compensation                               --                 --                --                --                 --
Net change in translation
  adjustment                                 --                 --                --                --                 --
Net change in adjustment for
  minimum pension liability                  --                 --                --                --                 --
                                     ----------         ----------        ----------        ----------         ----------
Balance December 31, 1998             6,597,335                 66            30,000                --                (26)

Net income                                   --                 --                --                --                 --
Common stock dividends
  declared ($0.20 per share)                 --                 --                --                --                 --
Preferred stock dividends
  declared                                   --                 --                --                --                 --
Amortization of unearned
  compensation                               --                 --                --                --                 --
Net change in translation
  adjustment                                 --                 --                --                --                 --
Net change in adjustment  for
  minimum pension liability                  --                 --                --                --                 --
                                     ==========         ==========        ==========        ==========         ==========
Balance December 31, 1999             6,597,335         $       66            30,000        $       --         $      (26)
                                     ==========         ==========        ==========        ==========         ==========


                                                                                            ACCUMULATED
                                                                                               OTHER              TOTAL
                                      PAID-IN            RETAINED           UNEARNED       COMPREHENSIVE       STOCKHOLDERS'
                                      CAPITAL            EARNINGS         COMPENSATION         INCOME              EQUITY
                                     ----------         ----------         ----------         ----------         ----------
Balance December 31, 1996            $   52,061         $    8,030         $     (346)        $   (1,115)        $   58,696

Net income                                   --              7,875                 --                 --              7,875
Common stock  dividends
  declared ($0.20 per share)                 --             (1,321)                --                 --             (1,321)
Treasury stock purchased                     --                 --                 --                 --                (26)
Restricted stock issued                     142                 --               (142)                --                 --
Stock options exercised                      24                 --                 --                 --                 24
Amortization of unearned
  compensation                               --                 --                 99                 --                 99
Net change in translation
  adjustment                                 --                 --                 --                (26)               (26)
Net change in adjustment for
  minimum pension liability                  --                 --                 --               (326)              (326)
Other adjustments                            --                 --                 20                 --                 20
                                     ----------         ----------         ----------         ----------         ----------
Balance December 31, 1997                52,227             14,584               (369)            (1,467)            65,015

Net Income                                   --              1,647                 --                 --              1,647
Issuance of preferred stock
  related to an acquisition               3,000                 --                 --                 --              3,000
Common stock dividends
  declared ($0.20 per share)                 --             (1,323)                --                 --             (1,323)
Preferred stock dividends
  declared                                   --                (25)                --                 --                (25)
Restricted stock issued                      37                 --                (37)                --                 --
Restricted stock canceled                  (190)                --                190                 --                 --
Amortization of unearned
  compensation                               --                 --                103                 --                103
Net change in translation
  adjustment                                 --                 --                 --                  9                  9
Net change in adjustment for
  minimum pension liability                  --                 --                 --               (559)              (559)
                                     ----------         ----------         ----------         ----------         ----------
Balance December 31, 1998                55,074             14,883               (113)            (2,017)            67,867

Net income                                   --              6,816                 --                 --              6,816
Common stock dividends
  declared ($0.20 per share)                 --             (1,321)                --                 --             (1,321)
Preferred stock dividends
  declared                                   --                (60)                --                 --                (60)
Amortization of unearned
  compensation                               --                 --                 47                 --                 47
Net change in translation
  adjustment                                 --                 --                 --                 11                 11
Net change in adjustment  for
  minimum pension liability                  --                 --                 --              1,111              1,111
                                     ==========         ==========         ==========         ==========         ==========
Balance December 31, 1999            $   55,074         $   20,318         $      (66)        $     (895)        $   74,471
                                     ==========         ==========         ==========         ==========         ==========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                 TRANSPRO, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY

     TransPro, Inc. (the "Company") is a manufacturer and supplier of heat transfer components and systems, replacement automotive air conditioning parts and specialty fabricated metal products for a variety of Aftermarket and Original Equipment Manufacturing ("OEM") automotive, truck and industrial equipment applications and performs vehicle conversions.

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

     Property, Plant and Equipment: Property, plant and equipment is recorded at cost. Ordinary maintenance and repairs are expensed; replacements and betterments are capitalized. Land improvements, buildings and machinery are depreciated over their estimated useful lives under the straight-line method. Estimated useful lives for buildings are 40 years and for machinery and equipment are between three and ten years. The provision for amortization of leasehold improvements is based on the lease term or the estimated useful lives of the improvements, whichever is shorter. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Company's consolidated statements of income.

     Goodwill: Goodwill represents the excess of cost over the fair value of assets acquired and is being amortized using the straight-line method over 20 years. The Company periodically estimates the future undiscounted cash flows of the businesses to which goodwill relates to ensure that the carrying value of such goodwill has not been impaired. The Company's existing goodwill relates to the acquisitions of A/C Plus in 1999, Evap in 1998, VMS in 1997 and Rahn, Industries in 1996.

     Impairment of Long-Lived Assets: The Company, in the event that circumstances arise that indicate that its fixed assets may be impaired, would perform an evaluation of asset impairment in accordance with Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The assets' carrying values would be compared to the estimated future undiscounted cash flows of the assets to determine if a write-down is required. There were no impaired long-lived assets at December 31, 1999.

     Foreign Currency Translation: Generally, assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the current rate of exchange, while revenues and expenses are translated at the average exchange rate during the year. Property, plant and equipment, and its associated depreciation, and stockholders' equity are translated at the historical rate. The functional currency of the Company's manufacturing operations in Mexico is the U.S. dollar and therefore any adjustments related to currency translations are included in results from operations. The Securities and Exchange Commission has deemed that Mexico ceased to be a highly inflationary economy, effective for quarters beginning after January 1, 1999. As the Company currently uses the U.S. dollar as its functional currency, there was no material impact on the financial position of the Company. Adjustments from translating other foreign subsidiaries' financial statements are excluded from the results of operations and are reported as a separate component of stockholders' equity.

     Revenue Recognition: The Company recognizes revenues from product sales upon shipment to its customers.

     Research and Development: Research and development costs are expensed as incurred.

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

     Earnings Per Share: Earnings per share are computed in accordance with the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share," whereby net earnings are divided by the weighted average number of shares of common stock outstanding, less shares of non-vested restricted stock to arrive at basic earnings common share. The diluted impact of stock options, restricted stock grants and conversion of preferred stock are included in the weighted average number of shares of common stock and equivalents outstanding to arrive at diluted earnings per common share.

     Other Comprehensive Income: The Company has reported other comprehensive income in accordance with the provisions of Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income." Other comprehensive income represents the change in the equity of the business from non-owner sources and is presented in a separate consolidated financial statement.

     Segment Information: The Company has reported segment information in accordance with Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires disclosure of financial data based on the "management approach" to business decision making. The management approach is based on internal information used for making operating decisions and assessing the performance of the Company's reportable segments. SFAS No. 131 also requires disclosures regarding products and services. Segment information is reported separately in these notes to the consolidated financial statements.

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

NOTE 3 - SEGMENT AND BUSINESS INFORMATION

     In 1998, the Company adopted SFAS No. 131. Prior year segment information has been restated to present the Company's three reportable segments - Aftermarket Heating and Cooling Systems, OEM Heat Transfer Systems and Specialty Metal Fabrication.

     Aftermarket Heating and Cooling Systems product lines include complete radiators and radiator cores, heaters, air conditioning condensers, air conditioning compressors and other air conditioning parts for aftermarket customers. The OEM Heat Transfer Systems business provides manufactured specialized heavy-duty equipment radiators, charge air coolers and oil coolers to original equipment manufacturers. Specialty Metal Fabrication products and services include fabrication of metal racking, enclosures and cabinetry and the fabrication and installation of customized van interiors and vehicle conversion components.

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

     The Company evaluates the performance of its segments and allocates resources accordingly based on income from operations.

     The tables below set forth information about reported segments for the years ended December 31:

(Amounts in thousands)                                  CONSOLIDATED REVENUES                         INCOME FROM OPERATIONS
BUSINESS SEGMENT                                1999            1998            1997           1999           1998           1997
---------------------------------------      ---------       ---------       ---------       --------       --------       --------
Aftermarket Heating and Cooling Systems      $ 166,235       $ 156,335       $ 143,273       $ 14,064       $  9,944       $  6,299
OEM Heat Transfer Systems                       39,328          39,257          38,864         (1,324)        (1,955)        (4,629)
Specialty Metal Fabrication                     56,014          44,473         106,729          3,002          3,693         19,206
Inter-segment revenues:
Aftermarket Heating and Cooling Systems          5,868           3,678           3,443             --             --             --
OEM Heat Transfer Systems                           16             112             543             --             --             --
Specialty Metal Fabrication                         --              --              --             --             --             --
Elimination of inter-segment revenues           (5,884)         (3,790)         (3,986)            --             --             --
                                             ---------       ---------       ---------       --------       --------       --------
Segment totals                                 261,577         240,065         288,866         15,742         11,682         20,876
Corporate expenses                                  --              --              --         (4,378)        (5,451)        (4,428)
                                             ---------       ---------       ---------       --------       --------       --------
Consolidated Totals                          $ 261,577       $ 240,065       $ 288,866       $ 11,364       $  6,231       $ 16,448
                                             =========       =========       =========       ========       ========       ========


                                                                                                             DEPRECIATION AND
(Amounts in thousands)                  TOTAL ASSETS BY SEGMENT            CAPITAL EXPENDITURES            AMORTIZATION EXPENSES
                                ----------------------------------     ----------------------------     ----------------------------
BUSINESS SEGMENT                  1999         1998         1997        1999       1998       1997       1999       1998       1997
---------------------------     --------     --------     --------     ------     ------     ------     ------     ------     ------
Aftermarket Heating and
  Cooling Systems               $121,385     $ 97,336     $ 89,022     $4,272     $4,412     $3,216     $4,293     $3,995     $3,422
OEM Heat Transfer Systems         19,853       18,144       18,831      1,921      1,756      1,900      1,506      1,260      1,265
Specialty Metal Fabrication       33,156       24,882       27,189      2,006      2,365      2,098      1,555      1,346      3,329
                                --------     --------     --------     ------     ------     ------     ------     ------     ------
Segment totals                   174,394      140,362      135,042      8,199      8,533      7,214      7,354      6,601      8,016
Corporate                         11,501        8,165        9,498          1         49         --        187        181        177
                                --------     --------     --------     ------     ------     ------     ------     ------     ------
Consolidated totals             $185,895     $148,527     $144,540     $8,200     $8,582     $7,214     $7,541     $6,782     $8,193
                                ========     ========     ========     ======     ======     ======     ======     ======     ======

Business consolidation and closure costs included in earnings before interest and taxes for the years ended December 31, are as follows:

(Amounts in thousands)
BUSINESS SEGMENT                               1999         1998          1997
---------------------------------------        ----        -----        ------
Aftermarket Heating and Cooling Systems        $325        $  --        $  336
OEM Heat Transfer Systems                        --           --           422
Specialty Metal Fabrication                      --           --         3,200
                                               ====        =====        ======
Totals                                         $325        $  --        $3,958
                                               ====        =====        ======

     In 1999 and 1998, AutoZone accounted for 12% and 11%, respectively, of net sales and comprised 29% of total accounts receivable at December 31, 1999 and 1998. These sales were all in the Aftermarket Heating and Cooling Systems segment. During 1997, Ford accounted for approximately 27% of the Company's net sales and were in the Specialty Metal Fabrication business.

     In 1999, 1998 and 1997, the Company had no other customers who individually accounted for greater than 10% of the Company's net sales.

     Export sales from North America were below 10% in each of the years reported. The Company has a manufacturing facility in Mexico and a vehicle conversion plant in Canada. During 1999 and 1998, the Company had $5.1 million and $4.8 million of sales in Mexico, respectively and $4.3 million and $1.4 million of sales in Canada, respectively. Substantially all other sales were based in the U.S. Substantially all assets of the Company are located in the U.S.

NOTE 4 - PLANT AND BUSINESS CONSOLIDATION AND CLOSURE COSTS

     In 1999, the Company recorded $0.3 million in plant and business consolidation and closure costs, primarily for severance, related to the closing of the Company's Philadelphia, Pennsylvania and Atlanta, Georgia replacement automotive condenser manufacturing plants.

     In 1997, the Company recorded approximately $4.0 million of plant and business consolidation and closure costs. Of this amount, approximately $3.2 million related to expenses in connection with the closing of the Company's Louisville, Kentucky plant as a result of Ford's decision to move the production of Crew Cab and DRW components in-house in late 1997. These costs included approximately $1.5 million of severance and other employee termination costs for the nearly 200 employees at the Louisville plant and approximately $1.7 million for facility lease cancellation penalties and the abandonment of the fixed assets utilized at the plant. In addition, the Company recorded $1.3 million in plant and business consolidation and closure costs related to the consolidation of the OEM and Aftermarket heat transfer organizations; the closing of the New Haven, Connecticut OEM heat transfer product manufacturing plant and movement of such manufacturing operations to Jackson, Mississippi; and the closing of the Peru, Illinois Aftermarket Manufacturing operations and movement of such manufacturing operations to Mexico. These charges were offset by the reversal of previously recorded employee termination benefits of $0.5 million related to the transfer of manufacturing operations to Jackson, Mississippi and Mexico.

NOTE 5 - INCOME TAXES

Information with respect to income taxes is as follows:

(Amounts in thousands)                                                 1999            1998            1997
                                                                    -------         -------         -------
     Current:            Federal                                    $ 2,207         $    83         $ 4,929
                         Foreign                                        152             123              --
                         State and local                                321              (7)          1,301
                                                                    -------         -------         -------
                                                                      2,680             199           6,230
                                                                    -------         -------         -------

     Deferred:           Federal                                        439             804            (630)
                         Foreign                                       (189)             --              --
                         State and local                                 32             255            (167)
                         Benefit related to GDI restructuring        (2,858)             --              --
                                                                    -------         -------         -------
                                                                     (2,576)          1,059            (797)
                                                                    -------         -------         -------
                         Provision for income taxes                 $   104         $ 1,258         $ 5,433
                                                                    =======         =======         =======


       A reconciliation of the provision for income taxes at the Federal statutory rate of 34% in 1999, 35% in 1998 and 34% in 1997, to the reported tax provisions is as follows:

(Amounts in thousands)                                                   1999           1998          1997
                                                                       -------         ------        ------
Provision computed at the Federal statutory rate                       $ 2,353         $1,017        $4,657
State and local income taxes, net of Federal income tax benefit            278            161           738
Operating loss not benefitted                                              124             --            --
Benefit related to GDI restructuring                                    (2,858)            --            --
Permanent differences                                                      144            106            48
Other                                                                       63            (26)          (10)
                                                                       -------         ------        ------
Provision for income taxes                                             $   104         $1,258        $5,433
                                                                       =======         ======        ======

Significant components of deferred income tax assets and liabilities as of December 31, are as follows:

(Amounts in thousands)                           1999            1998
                                               -------         -------
Deferred tax assets:
     Inventories                               $ 2,300         $   469
     Pensions and deferred compensation          2,208           2,691
     Postretirement benefits                       459             524
     Allowance for bad debts                       854             432
     Self insurance reserves                     1,186             823
     Warranty reserves                             224             338
     Accrued vacation                              805             355
     Other                                         452             477
                                               -------         -------
         Total deferred tax assets               8,488           6,109
                                               -------         -------
Deferred tax liabilities:
     Depreciation                               (4,075)         (2,470)
     Investment in joint venture                    --          (1,425)
     Deferred charges                             (437)           (457)
     Other                                        (368)            (89)
                                               -------         -------
         Total deferred tax liabilities         (4,880)         (4,441)
                                               -------         -------
Net deferred tax assets                        $ 3,608         $ 1,668
                                               =======         =======

The earnings of certain foreign subsidiaries are considered permanently reinvested in the foreign operations and therefore no provision has been made for U.S. taxes related to these subsidiaries. During 1999, the Company's Canadian subsidiary generated a net operating loss carry-forward of $0.4 million, which held a 50% valuation allowance as of December 31, 1999. This carry-forward expires in seven years. Income before taxes from United States and Foreign sources is as follows:

(Amounts in thousands)                           1999            1998         1997
                                               -------         -------       ------
United States                                  $7,437          $2,619        $13,043
Foreign                                          (517)            286            265
                                               ------          ------        -------
                                               $6,920          $2,905        $13,308
                                               ======          ======        =======

NOTE 6 - EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per common share:

(Amounts in thousands, except per share amounts)
BASIC EARNINGS PER COMMON SHARE CALCULATION                              1999            1998            1997
                                                                       -------         -------         -------
Numerator:
Net income                                                             $ 6,816         $ 1,647         $ 7,875
Less:  preferred stock dividends                                           (60)            (25)             --
                                                                       -------         -------         -------
Net income available to common stockholders                            $ 6,756         $ 1,622         $ 7,875
                                                                       =======         =======         =======
Denominator:
Weighted average common shares                                           6,597           6,615           6,604
Non-vested restricted stock                                                (24)            (22)            (51)
                                                                       -------         -------         -------
Denominator for basic earnings per common share -
  adjusted weighted average common shares                                6,573           6,593           6,553
                                                                       =======         =======         =======
Basic earnings per common share                                        $  1.03         $   .25         $  1.20
                                                                       =======         =======         =======

DILUTED EARNINGS PER COMMON SHARE CALCULATION
Numerator:
Net income available to common stockholders                            $ 6,756         $ 1,622         $ 7,875
Add back:  preferred stock dividend                                         60              25              --
                                                                       -------         -------         -------
Net income available to stockholders and assumed conversions           $ 6,816         $ 1,647         $ 7,875
                                                                       =======         =======         =======
Denominator:
Adjusted weighted average common shares                                  6,573           6,593           6,553
Diluted effect of stock options and restricted non-vested stock             19               4              33
Diluted effect of Series B Preferred Stock                                 497             207              --
                                                                       -------         -------         -------
Denominator for diluted earnings per common share -
  adjusted weighted average common shares and equivalents                7,089           6,804           6,586
                                                                       =======         =======         =======
Diluted earnings per common share                                      $   .96         $   .24         $  1.20
                                                                       =======         =======         =======


There were outstanding options to purchase common stock excluded from the diluted calculation because their exercise price exceeded the average market price of TransPro common stock during the respective earnings periods. The shares excluded and the average market prices were as follows:

                               1999           1998           1997
                             --------       --------       -------
Options                       347,115        362,000        15,000
Average market prices        $   6.22       $   7.39       $  9.16

NOTE 7 - FAIR VALUES OF FINANCIAL INSTRUMENTS

     Financial Accounting Standards Board ("FASB") Statements of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" and No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," are part of a continuing process by the FASB to improve information regarding financial instruments. The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instruments:

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

     Letters of Credit: The Company utilizes letters of credit to back its industrial revenue bonds, certain insurance policies and certain trade purchases, which totaled $13.4 million, $3.6 million and $0.6 million, respectively, at December 31, 1999. The letters of credit reflect fair value as a condition of their underlying purpose.

     Concentration of Credit Risk: The Company is subject to a concentration of credit risk primarily with its trade and notes receivable. The Company grants credit to certain customers who meet pre-established credit requirements, and generally requires no collateral from its customers. Estimates of potential credit losses are provided for in the Company's consolidated financial statements and are within management's expectations and industry averages. As of December 31, 1999 the Company had no other significant concentrations of credit risk.

NOTE 8 - DEBT

     In July 1998, the Company entered into a Revolving Credit Agreement (the "Revolving Credit Agreement") with five banking institutions to replace its 1995 Revolving Credit and Term Loan Agreement (the "1995 Credit Agreement") in order to increase the amount of and extend the commitment period for bank financing. The Revolving Credit Agreement provides for secured borrowings or the issuance of letters of credit in an aggregate amount not to exceed $75 million. The Revolving Credit Agreement is secured by a blanket first perfected security interest in substantially all of the Company's assets, plus a pledge of the stock of the Company's subsidiaries. The Revolving Credit Agreement expires on July 1, 2003. The security interest in the Company's assets and the pledge of the Company's subsidiaries' stock are eligible for release if the Company achieves certain senior debt ratings or if certain financial ratios are met and maintained. At December 31, 1999, the Company did not meet the financial ratios required for the release of the security interest.

     Available borrowings under the Revolving Credit Agreement are determined by a borrowing base consisting of the Company's eligible (i) accounts receivable,
(ii) inventory and (iii) fixed assets, as adjusted by an advance rate. The aggregate amount of available borrowings under the Revolving Credit Agreement was automatically reduced by $0.5 million at the end of each quarter through June 30, 1999 and then by $1.25 million at the end of each quarter through December 31, 1999. The Revolving Credit Agreement was amended (the "Third Amendment") on December 9, 1999. The Third Amendment, effective in January 2000, increases the commitment amount back to $75 million with automatic reductions of $5.0 million each on November 30, 2000 and December 31, 2000; and then by $1.5 million at the end of each quarter beginning March 31, 2001 through June 30, 2003. The Revolving Credit Agreement bears interest at variable rates based, at the Company's option, on either (a) a Eurodollar loan rate, plus an applicable margin based upon the ratio of the Company's total funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), or (b) the higher of (i) the BankBoston, N.A. base lending rate or (ii) one-half of one percent above the Federal Funds Effective Rate, as defined, plus an applicable margin based upon the ratio of the Company's total funded debt to EBITDA. A commitment fee of .25% or .375% based upon the ratio of the Company's total funded debt to EBITDA on the average daily unused portion of the Revolving Credit Agreement is payable quarterly, in arrears.

     The Revolving Credit Agreement contains financial covenants which, among other things, require maintenance of a minimum tangible net worth and debt service coverage and a maximum level of debt to EBITDA and debt to net worth, as well as covenants which place limits on dividend payments in excess of $2.0 million per year and capital expenditures in excess of 140% of such year's depreciation expense. On June 25, 1999, the Company entered into the Waiver and Second Amendment to the Revolving Credit Agreement (the "Waiver and Second Amendment"), amending the interest coverage ratio covenant and the liabilities to net worth ratio covenant and waiving compliance with the interest coverage ratio and the liabilities to net worth ratio covenant for the quarter ended March 31, 1999.

     Long-term debt consisted of the following at December 31:

(Amounts in thousands)                    1999             1998
                                        --------         --------
Revolver                                $ 49,683         $ 29,911
Industrial revenue bonds:
     Floating rate bond due 2010           8,000            8,000
     Floating rate bond due 2013           5,000            5,000
Unamortized debt expense                    (755)            (714)
                                        --------         --------
Total long-term debt                    $ 61,928         $ 42,197
                                        ========         ========

     Total debt outstanding at December 31, 1999 under the Revolving Credit Agreement was $49.7 million. The average interest rate for the Revolving Credit Agreement approximated 6.55% in 1999 and 7.80% in 1998. In addition, the Company has Industrial Revenue Bonds totaling $13.0 million at December 31, 1999, which are fully secured by letters of credit.

     The floating rate industrial revenue bonds bear interest at a rate based on a short-term tax-exempt bonds index, as defined in the bonds, and approximated 4.11% at December 31, 1999 and 3.60% at December 31, 1998. The average interest rate for all industrial revenue borrowings approximated 3.58% during 1999 and 3.66% during 1998.

     Long-term debt (excluding the unamortized debt expense) at December 31, 1999 matures after 2002.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

     Leases: The Company's leases consist primarily of manufacturing and distribution facilities and equipment and expire principally between 2000 and 2004. A number of leases require that the Company pay certain executory costs (taxes, insurance, and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases approximated $5.2 million 1999, $4.7 million in 1998 and $3.7 million in 1997. Future minimum payments under noncancelable operating leases as of December 31, 1999 were as follows:

(Amounts in thousands)
        2000        $4,904
        2001         2,468
        2002         1,535
        2003           501
        2004           126
                    ------
        Total       $9,534
                    ======

     Insurance: The Company is self-insured for health care, workers compensation, general liability and product liability up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under its workers compensation and liability policies and has reserved approximately $2.4 million to pay such claims.

     Legal Proceedings: Various legal actions are pending against or involve the Company with respect to such matters as product liability, casualty and employment related claims. In the opinion of management, after review and consultation with counsel, the aggregate liability, if any, that ultimately may be incurred in excess of amounts already provided should not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

     Severance Agreements: The Company has a Key Employee Severance Policy and has entered into severance agreements with key employees in order to provide financial assistance if employment with the Company is terminated under the circumstances set forth in the policy and the agreements. The policy and agreements provide for formalized severance benefits in the event of non-voluntary termination.

     Environmental Matters: The Company is subject to Federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. The Company believes it is reasonably possible that environmental related liabilities might exist with respect to one industrial site formerly occupied by the Company. Based upon environmental site assessments, the Company believes that the cost of any potential remediation, other than amounts already provided, for which the Company may ultimately be responsible will not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

     Collective Bargaining Agreements: The Company had approximately 2,562 employees at December 31, 1999. Of these employees, approximately 1,160 were covered by collective bargaining agreements, which expire at different times. The Company has successfully renegotiated three collective bargaining agreements over the last several years and feels labor relations are good, but there can be no assurance that work stoppages will not occur in the future.

NOTE 10 - STOCK COMPENSATION PLANS

STOCK OPTIONS

     At December 31, 1999, the Company had two stock option plans under which key employees and directors have options to purchase TransPro common stock. Under the 1995 Stock Plan (the "Stock Plan") options are granted at fair market value on the date of grant and are exercisable cumulatively at the rate of 50% two years from the date of grant, 75% three years from the date of grant, and 100% four years from the date of grant. Options granted under the Stock Plan expire 10 years from the date of the grant. Awards of restricted stock may also be granted to key employees under the Stock Plan and may be issued in addition to, or in lieu of stock options. The total number of shares of common stock with respect to which stock options may be granted and restricted shares may be awarded under the Stock Plan shall not exceed 600,000. At December 31, 1999 and 1998, respectively, 504,992 and 495,052 common shares were reserved for stock options and restricted shares granted under the Stock Plan. The weighted average remaining contractual life on outstanding stock options was 7.6 years and 7.3 years at December 31, 1999 and 1998, respectively. The Directors Stock Option Plan (the "Directors Plan") provides for the purchase price per share of common stock for which each option is exercisable to be equal to 100% of the fair market value of the common stock covered thereby on the date of grant. Subject to certain acceleration provisions, each option granted under the Directors Plan will be exercisable 50% after two years from the date of grant, 75% after three years from the date of grant and 100% after four years from the date of grant. Options granted under the Directors Plan expire 10 years from the date of grant. The total number of shares of common stock with respect to which options may be granted under the Directors Plan may not exceed 100,000 shares. At December 31, 1999 and 1998, respectively, 77,800 and 56,400 common shares were reserved for stock options granted under the Directors Plan.

     The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized in the financial statements. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under the plans, consistent with Statement of Financial Accounting Standards No.

123 "Accounting for Stock Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(Amounts in thousands, except per share amounts)      1999             1998             1997
                                                    ---------        ---------        ---------
Net income               As reported                $   6,816        $   1,647        $   7,875
                         Pro forma                      6,579            1,484            7,590

Basic earnings           As reported                     1.03              .25             1.20
  per common share       Pro forma                        .99              .22             1.16

Diluted earnings         As reported                      .96              .24             1.20
  per common share       Pro forma                        .93              .22             1.15

         The fair value of each option grant is estimated for the above disclosure on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                       1999            1998            1997
                                     -------         -------         -------
          Dividend yield                2.20%           2.20%           2.20%
          Expected volatility          52.08%          48.77%          30.20%
          Risk-free interest rate       6.54%           4.80%           6.69%
          Expected life               6 Years         6 Years         6 Years

Information regarding the Stock Plan and the Directors Plan is as follows:

                                                                           OPTION PRICE RANGE
                                                                -----------------------------------------
                                            NUMBER OF                            WEIGHTED
STOCK PLAN                                   OPTIONS               LOW            AVERAGE           HIGH
----------                                   -------               ---            -------           ----
Outstanding at December 31, 1997             392,767             $ 3.72           $ 7.97           $11.75
Granted                                      112,100               5.88             6.25             7.75
Canceled                                     (64,352)              6.24             7.91            11.75
                                             -------
Outstanding at December 31, 1998             440,515               3.72             7.64            11.75
Granted                                       97,500               5.50             5.50             5.56
Canceled                                     (57,049)              5.88             7.53            11.75
                                             -------
Outstanding at December 31, 1999             480,966               3.72             7.22            11.75
                                             =======
Exercisable at December 31, 1999             207,466               3.72             8.35            11.75
                                             =======

                                                                           OPTION PRICE RANGE
                                                               ---------------------------------------
                                           NUMBER OF                         WEIGHTED
DIRECTORS PLAN                              OPTIONS            LOW            AVERAGE            HIGH
--------------                              -------            ---            -------            ----

Outstanding at December 31, 1997            56,400            $ 7.75           $ 9.70           $11.75
Granted                                         --                --               --               --
                                            ------
Outstanding at December 31, 1998            56,400              7.75             9.70            11.75
Granted                                     21,400              5.50             5.50             5.50
                                            ------
Outstanding at December 31, 1999            77,800              5.50             8.54            11.75
                                            ======
Exercisable at December 31, 1999            48,375              7.75             9.99            11.75
                                            ======


                                                              OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                                          ---------------------------         --------------------------
                                                           WEIGHTED
                                                            AVERAGE         WEIGHTED            NUMBER         WEIGHTED
                                                           REMAINING        AVERAGE           EXERCISABLE       AVERAGE
     OPTIONS OUTSTANDING SUMMARY         OUTSTANDING         LIFE           EXERCISE             AS OF         EXERCISE
       RANGE OF EXERCISE PRICES           @ 12/31/99      (IN YEARS)         PRICE             12/31/99          PRICE
---------------------------------------  -----------      ----------        ---------          -----------     ---------
            $3.72 - $5.88                  211,651           9.00            $ 5.64              10,751         $ 5.34
            $7.50 - $11.75                 347,115           6.60              8.49             245,090           8.81
                                           -------                                              -------
                                           558,766                                              255,841
                                           =======                                              =======

RESTRICTED STOCK

     Restricted stock awarded vests four years from the date of the award.

     Unearned compensation, representing the fair value of the restricted shares at the date of the award, is charged to income over a four year period beginning when the stock is issued, or over the period of actual vesting of such shares, whichever period is shorter.

     Compensation expense with respect to all restricted shares amounted to $47,000 in 1999, $103,000 in 1998, and $99,000 in 1997.


RESTRICTED STOCK AWARDS

Outstanding at December 31, 1997             50,586
Awarded                                       4,800
Exercised                                   (12,435)
Canceled                                    (18,925)
                                            -------
Outstanding at December 31, 1998             24,026
Awarded                                          --
Vested                                           --
                                            -------
Outstanding at December 31, 1999             24,026
                                            =======


NOTE 11 - STOCKHOLDER RIGHTS PLAN

     On September 14, 1995, the Board of Directors adopted a stockholder rights plan (the "Rights Plan"), under which one Right (the "Right") was issued and distributed for each share of common stock. The Rights Plan is intended to protect shareholders against unsolicited attempts to acquire control of the Company that do not offer what the Company believes to be an adequate price to all shareholders. Each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at a price of $60.00 per one one-hundredth of a share of Series A Preferred Stock subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the Company and The First National Bank of Boston, as Rights Agent.

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

NOTE 12 - RETIREMENT AND POSTRETIREMENT PLANS

RETIREMENT PLANS:

     The Company has noncontributory defined benefit pension plans covering the majority of its full-time U.S. employees. Non-union employees at the Company's GDI operations are covered by a cash balance defined benefit plan. The Company maintains a non-qualified retirement plan to supplement benefits for designated employees whose pension plan benefits are limited by the provisions of the Internal Revenue Code. It is the Company's policy to make contributions to qualified retirement plans sufficient to meet the minimum funding requirements of applicable laws and regulations.

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

     During 1998, the Company purchased participating annuity contracts for certain plan participants for the payment of future benefits. The Company remains subject to any significant risks and rewards associated with the benefit obligations on these contracts.

     In 1999, 1998 and 1997 GDI contributed $0, $13,000 and $22,000 respectively, to multi-employer pension plans covering certain union employees based on a stated amount per hour. These contributions are deposited directly to the trustee and are not included in the net periodic pension cost amounts presented in the tables that follow.

POSTRETIREMENT PLANS:

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

     The Company provides health care and life insurance benefits for certain retired employees who reach retirement age while working for the Company.

The following tables set forth the Company's plans' combined funded status and amounts recognized in the Company's consolidated balance sheets:

                                                                  RETIREMENT PLANS                 POSTRETIREMENT PLANS
                                                              --------------------------          -----------------------
                                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------------------
(Amounts in thousands)                                          1999              1998             1999             1998
                                                              --------          --------          -------          -------
CHANGE IN BENEFIT OBLIGATION

     Benefit obligation at January 1                          $ 30,423          $ 29,021          $   951          $ 1,171
     Plan amendment                                                 --                --              (61)              --
     Service cost                                                1,139             1,067               18               16
     Interest cost                                               1,865             1,981               56               65
     Plan participants' contribution                                --                --                8               15
     Actuarial (gain)loss                                       (4,933)            2,844              143             (195)
     Liability for participating annuity contracts                  --            (1,960)              --               --
     Actual gross benefits paid                                 (1,713)           (2,530)            (144)            (121)
                                                              --------          --------          -------          -------
     Benefit obligation at December 31                        $ 26,781          $ 30,423          $   971          $   951
                                                              ========          ========          =======          =======

CHANGE IN PLAN ASSETS

     Fair value of plan assets at January 1                   $ 26,294          $ 25,685          $    --          $    --
     Actual return on plan assets                                3,796             3,381               --               --
     Company contributions                                         846             1,019              136              106
     Plan participant contributions                                 --                --                8               15
     Purchase of participating annuity contracts                    --            (1,261)              --               --
     Actual gross benefits paid                                 (1,713)           (2,530)            (144)            (121)
                                                              --------          --------          -------          -------
     Fair value of plan assets at December 31                 $ 29,223          $ 26,294          $    --          $    --
                                                              ========          ========          =======          =======

RECONCILIATION OF FUNDED STATUS

     Funded status at December 31                             $  2,442          $ (4,129)         $  (971)         $  (951)
     Unrecognized transition asset                                 (96)             (149)              --               --
     Unrecognized prior service cost (benefit)                     760               847              (61)              --
     Unrecognized net (gain)loss                                (6,778)               69             (203)            (344)
                                                              --------          --------          -------          -------
     Accrued benefit cost                                     $ (3,672)         $ (3,362)         $(1,235)         $(1,295)
                                                              ========          ========          =======          =======

AMOUNTS RECOGNIZED IN STATEMENTS OF FINANCIAL POSITION

     Prepaid asset                                            $    147          $     --          $    --          $    --
     Accrued benefit liability                                  (5,625)           (7,271)          (1,235)          (1,295)
     Intangible asset                                              571               630               --               --
     Accumulated other comprehensive amount                      1,235             3,279               --               --
                                                              --------          --------          -------          -------
     Net amount recognized at December 31                     $ (3,672)         $ (3,362)         $(1,235)         $(1,295)
                                                              ========          ========          =======          =======

WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31

     Discount rate                                               7.75%             6.50%            7.75%            6.50%
     Return on assets                                            9.00%             9.00%              N/A              N/A
     Initial trend rate                                            N/A               N/A            8.80%            9.20%
     Salary progression                                          4.25%             4.00%              N/A              N/A
     Ultimate health care trend rate                               N/A               N/A            5.00%            5.00%
     Years to ultimate trend                                       N/A               N/A               10               11
     Average future working lifetime (in years)                  12.67             16.64              N/A              N/A

(Amounts in thousands)                                           RETIREMENT PLANS                       POSTRETIREMENT PLANS
                                                       -------------------------------------       -----------------------------
                                                                               YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------------------------------------
                                                         1999           1998           1997        1999        1998        1997
                                                       -------        -------        -------       ----        ----        ----
COMPONENTS OF NET PERIODIC BENEFIT COST
     Service cost                                      $ 1,139        $ 1,067        $ 1,026        $ 18        $ 16        $ 27
     Interest cost                                       1,865          1,981          1,916          56          65          85
     Expected return on plan assets                     (2,015)        (2,022)        (1,956)         --          --          --
     Plan settlement                                        --             98             --          --          --          --
     Amortization and deferral of net loss(gain)           202            135             88         (34)        (35)        (32)
                                                       -------        -------        -------        ----        ----        ----
     Net periodic benefit cost                         $ 1,191        $ 1,259        $ 1,074        $ 40        $ 46        $ 80
                                                       =======        =======        =======        ====        ====        ====

Assumed healthcare cost trend rates may have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in the assumed healthcare cost trend rates would have the following effects.

(Amounts in thousands)                                                    1% POINT INCREASE         1% POINT DECREASE
                                                                          -----------------         -----------------
Effect on total of service and interest cost components                          $  3                  $  (3)

Effect of postretirement benefit obligations                                     $ 34                  $ (33)


     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $5.2 million, $5.2 million and $3.7 million, respectively as of December 31, 1999 and $13.2 million, $13.2 million and $9.0 million, respectively as of December 31, 1998.

401(k) INVESTMENT PLANS

     Under the Company's 401(k) Plans, substantially all of the Company's non-union employees and certain union employees are eligible to save, by payroll deductions, a portion of their salaries. Effective January 1, 1996, the amount saved may be invested in the Company's common stock. Depending upon the Plan, the Company matches certain percentages of the amounts saved by the employees. The Company's matching contributions to the 401(k) Plans were approximately $389,000 in 1999, $416,000 in 1998, and $458,000 in 1997.

NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in thousands, except price and per share amounts)

                                                      YEAR ENDED DECEMBER 31, 1999
                                                      ----------------------------
                                               1st Qtr       2nd Qtr       3rd Qtr       4th Qtr
                                               -------       -------      --------       -------
Sales                                          $57,278       $70,145      $ 71,555       $62,599
Gross margin                                    14,470        18,092        17,665        13,971
Net (loss) income                                  505         5,110         1,490          (289)
Basic (loss) earnings per common share             .08           .78           .23          (.04)
Diluted (loss) earnings per common share           .07           .72           .21          (.04)
Market price of common stock:
     High                                      $ 6-1/4       $ 6-3/8      $7-15/16       $ 6-7/8
     Low                                        4-5/16         4-3/8       4-15/16             5

                                                          YEAR ENDED DECEMBER 31, 1998
                                                          ----------------------------
                                                1st Qtr         2nd Qtr      3rd Qtr        4th Qtr
                                                -------         -------      -------        -------
Sales                                          $ 50,587        $65,603       $68,535       $ 55,340
Gross margin                                     11,574         15,590        16,400         10,954
Net (loss) income                                  (139)         1,446         1,091           (751)
Basic (loss) earnings per common share             (.02)           .22           .17           (.11)
Diluted (loss) earnings per common share           (.02)           .22           .16           (.11)
Market price of common stock:
     High                                      $ 8-15/16       $ 8-3/4       $7-7/16        $ 6-1/4
     Low                                              7         7-7/16        5-5/16          4-3/8

The above table summarizes quarterly financial information for 1999 and 1998. In management's opinion, all adjustments (which include only normal recurring adjustments) necessary to present fairly the information for such quarters have been reflected above. Certain amounts may not agree to consolidated annual amounts due to quarterly rounding.

NOTE 14 - ACQUISITIONS

     Effective February 1, 1999, the Company purchased 100% of the outstanding stock of A/C Plus, an air conditioning compressor re-manufacturer located in Arlington, Texas. A/C Plus had sales of approximately $2.9 million in fiscal 1998. The transaction was structured with a purchase price of $2.25 million in cash, including transaction costs, and a promissory note of $0.25 million payable on the second anniversary of the closing. Concurrent with the purchase, the Company repaid $0.5 million in working capital debt on behalf of A/C Plus. The purchase price and working capital repayment were financed through the Company's Revolving Credit Agreement. The acquisition was accounted for as a purchase. Goodwill of $2.2 million was recorded in connection with the transaction and is being amortized over 20 years. A/C Plus' results are included in the Company's consolidated financial statements from the date of acquisition.

     Effective August 1, 1998, the Company acquired 100% of the outstanding stock of Evap. Evap is an Arlington, Texas manufacturer and distributor of replacement automotive air conditioning parts. Evap's fiscal 1997 sales were $6.6 million. The transaction was structured with an initial purchase price of $6.0 million, consisting of $3.0 million cash at closing and 30,000 shares of TransPro, Inc. Series B Preferred Stock (the "Series B Preferred Stock"), with an opportunity for a maximum additional payout of $3.75 million based upon the future earnings performance of the Evap business. Concurrent with the purchase, the Company repaid $1.7 million of working capital debt on behalf of Evap. The Company financed the cash portion of the initial purchase price and the working capital debt repayment with borrowings under the Revolving Credit Agreement. The acquisition was accounted for as a purchase and goodwill of $3.3 million, which is being amortized over 20 years, was recorded as part of the transaction. Evap's results are included in the Company's consolidated financial statements from the date of acquisition. The Series B Preferred Stock has an initial liquidation preference of $3.0 million, which is reflected in paid-in capital on the Company's consolidated balance sheet. The potential additional payout based on future earnings will take the form of an increase in the liquidation preference of the Series B Preferred Stock. The Series B Preferred Stock is non-transferable and is entitled to cumulative dividends of 2% per annum during the first year after acquisition, 3.5% per annum during the second year and 5.0% per annum thereafter. The Series B Preferred Stock is convertible into TransPro common stock at the rate of 50% on the third anniversary of the acquisition, an additional 25% on the fourth anniversary and the remaining 25% on the fifth anniversary; it is redeemable after the fifth anniversary at the liquidation preference at the time of redemption. The Series B Preferred Stock is convertible into TransPro common stock based upon the liquidation preference and the market value of TransPro common stock at the time of conversion, as further described in the purchase agreement. The aggregate number of shares of TransPro common stock to be issued upon conversion of all the Series B Preferred Stock may not exceed 7% of the total number of shares of TransPro common stock outstanding, after giving effect to the conversion, as further described in the purchase agreement. The average market value of the TransPro common stock in excess of the 7% limitation, if any, will be paid in cash.

     Consolidated results as of December 31, 1998 on a pro forma basis, assuming the acquisition of Evap as of the beginning of 1998, are as follows:

(Amounts in thousands)                         1998
                                             --------
Net sales                                    $247,356
                                             --------
Gross margin                                   57,323
                                             --------
Income from operations                          7,222
                                             --------
Net Income                                   $  2,122
                                             ========
Basic earnings per common share              $   0.32
                                             ========
Diluted earnings per common share            $   0.31
                                             ========

     In December 1997, the Company acquired substantially all of the assets and assumed certain specified liabilities of VMS for approximately $1.0 million. VMS is located in Ontario, Canada and specializes in utility van conversions. VMS reported sales of $1.6 million for the fiscal year ended February 1997. The acquisition was accounted for as a purchase and VMS's results have been included in the consolidated financial statements from the date of acquisition. The Company financed the purchase of VMS by borrowings under the 1995 Credit Agreement and recorded $0.4 million of goodwill related to the transaction, which is being amortized over 20 years.

NOTE 15 - COMPREHENSIVE INCOME

The following table sets forth the income tax expense or (benefit) related to each item of other comprehensive income:

(Amounts in thousands)                         PRE-TAX      TAX EXPENSE      NET-OF-
                                               AMOUNT       OR (BENEFIT)   TAX AMOUNT
                                               ------       ------------   ----------
YEAR ENDED DECEMBER 31, 1999
Foreign currency translation adjustment        $    19         $   8         $    11
Minimum pension liability adjustment             1,841           730           1,111
                                               -------         -----         -------
Other comprehensive income                     $ 1,860         $ 738         $ 1,122
                                               =======         =====         =======
YEAR ENDED DECEMBER 31, 1998
Foreign currency translation adjustment        $    15         $   6         $     9
Minimum pension liability adjustment              (944)         (385)           (559)
                                               -------         -----         -------
Other comprehensive income                     $  (929)        $(379)        $  (550)
                                               =======         =====         =======
YEAR ENDED DECEMBER 31, 1997
Foreign currency translation adjustment        $   (44)        $ (18)        $   (26)
Minimum pension liability adjustment              (548)         (222)           (326)
                                               -------         -----         -------
Other comprehensive income                     $  (592)        $(240)        $  (352)
                                               =======         =====         =======

The following is a roll forward of the accumulated other comprehensive income balances:

(Amounts in thousands)                                 MINIMUM           ACCUMULATED
                                   FOREIGN             PENSION              OTHER
                                   CURRENCY           LIABILITY          COMPREHENSIVE
                                  TRANSLATION         ADJUSTMENT            INCOME
                                  -----------         ----------         -------------
BALANCE DECEMBER 31, 1996            $(182)            $  (933)            $(1,115)
Current period change                  (26)               (326)               (352)
                                     -----             -------             -------
BALANCE DECEMBER 31, 1997             (208)             (1,259)             (1,467)
Current period changes                   9                (559)               (550)
                                     -----             -------             -------
BALANCE DECEMBER 31, 1998             (199)             (1,818)             (2,017)
Current period change                   11               1,111               1,122
                                     -----             -------             -------
BALANCE DECEMBER 31, 1999            $(188)            $  (707)            $  (895)
                                     =====             =======             =======

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of TransPro, Inc.



     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of TransPro, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Hartford, Connecticut
February 14, 2000