Form 10-K, Exhibit 13
period 2000-12-31
TRANSPRO INC
filed 2001-03-30
CIK 948844

                               TRANSPRO ANNUAL REPORT

                                      2000

               PRECISION TRANSPORTATION HEATING & COOLING PRODUCTS

                     1       Financial Highlights
                     2       Letter to Stockholders
                     4       Aftermarket
                     6       OEM
                     7       Air Conditioning
                     9       New Direction
                    10       Distribution
                    12       Financial Information

2000 FINANCIAL HIGHLIGHTS

                                                            2000           1999           1998            1997            1996
(Amounts in thousands, except per share amounts,
current ratio and employee data)

OPERATING RESULTS
Sales from continuing operations                         $ 203,320       $205,563      $ 195,592       $ 182,137       $ 171,951

Gross margin                                                39,504         54,035         45,241          37,492          40,134

Plant closure and severance costs                            1,407            325             --             758           4,389

(Loss) income from continuing operations                    (9,234)         5,099           (447)         (3,516)         (1,026)

Income from discontinued operations, net of tax                440          1,717          2,094          11,391           9,446

Gain on sale of discontinued operations, net of tax          6,002             --             --              --              --

Net (loss) income                                           (2,792)         6,816          1,647           7,875           8,420

Basic (loss) earnings per common share
from continuing operations                               $   (1.43)      $   0.77      $    (.07)      $   (0.54)      $   (0.16)

Diluted (loss) earnings per common share
from continuing operations(2)                            $   (1.43)      $   0.72      $    (.07)      $   (0.54)      $   (0.16)

Basic earnings per common share
from discontinued operations                             $    0.07       $   0.26      $    0.32       $    1.74       $    1.44

Diluted earnings per common share
from discontinued operations(2)                          $    0.07       $   0.24      $    0.32       $    1.74       $    1.44

Cash dividends per common share                          $    0.10       $   0.20      $    0.20       $    0.20       $    0.20

FINANCIAL CONDITION FROM CONTINUING OPERATIONS

Current ratio(1)                                              1.60           3.31           3.29            2.89            2.54

Working capital                                          $  45,151       $ 80,510      $  61,747       $  56,501       $  47,687

Capital expenditures                                         5,355          6,194          6,217           5,116           3,933

Depreciation and amortization expense                        5,760          5,986          5,436           4,864           4,229

Net property, plant and equipment                           26,711         27,156         26,488          24,731          24,918

Total assets                                               156,263        176,293        142,575         133,824         130,434

Long term debt                                               4,658         61,928         42,197          32,838          33,917

Total stockholders' equity                                  71,477         75,422         68,780          65,361          59,495

Number of employees                                          1,644          1,943          1,892           1,882           1,620


The Company sold the Specialty Metal Fabrication segment effective May 5, 2000. See note 15 to the consolidated financial statements for additional information.

(1) The current ratio for 2000 reflects borrowings under the Revolving Credit Agreement as current liabilities.

(2) During 2000, 1998, 1997 and 1996, the weighted average number of shares of common stock outstanding used for basic earnings per share was also used in computing diluted earnings per share due to the anti-dilutive impact of common share equivalents on the loss from continuing operations.

--------------------------------------------------------------------------------







FOCUS.
--------------------------------------------------------------------------------


OUR INTRINSIC VALUE.


[2000 GRAPHIC]


ALTHOUGH OPERATING RESULTS for the year 2000 were very disappointing, we successfully completed several important strategic initiatives to support our decision to focus our efforts on the heating and cooling systems businesses. In May, we concluded the sale of the Crown Division specialty metal fabrication business for $37.5 million. During the first half of 2000, we enhanced our manufacturing capabilities with the start-up of production in our Mexico plant of plastic tank aluminum core radiators and six-millimeter condensers, two new products important to our continuing leadership position in the Aftermarket for our traditional heat transfer products. During the third quarter, we consolidated our recently acquired air conditioning parts operations into a new, larger facility and invested in equipment that will allow us to produce a significant portion of current domestic remanufactured compressor models, in addition to our existing coverage of essentially all import compressor models. This investment will enable us to produce over one-half of the compressor models sold in the Aftermarket and to support the growth initiative in air conditioning parts.


2   TransPro, Inc. Annual Report

WE ALSO TOOK ACTION TO STRENGTHEN the financial position of the Company. The Crown sale resulted in a pre-tax gain of approximately $10 million and generated net proceeds of approximately $27 million, which were used to reduce our outstanding debt. In September, we announced the decision of the Board of Directors to discontinue the Company's quarterly cash dividend. We reduced production throughout the year in order to lower inventory and debt levels, albeit at the expense of short-term earnings. Most recently, we entered into a $65 million loan agreement with Congress Financial Corporation to replace the previous $52 million revolving credit arrangement with five banking institutions. This expanded credit facility will furnish the flexibility needed to strengthen our position in our served markets, while capitalizing on selective growth initiatives such as the automotive air conditioning parts Aftermarket. These actions will provide a stronger foundation to support core business investments for value creation and help lead to greater returns for our shareholders in the future.


                                [GROUP PICTURE]

Front, L-R: Kevin O'Connor, President, Air Conditioning Parts / Charley Johnson, President and Chief Executive Officer / Tim Coyne, Vice President, Treasurer, Secretary, Controller and Chief Financial Officer; Back, L-R: Jeff Jackson, Vice President, Human Resources / Barry Banducci, Chairman of the Board / John Della Ventura, President, OEM Heat Transfer Systems

FULL LINE OFFERING.


IN 2000, SALES from continuing operations were $203.3 million compared with $205.6 million in 1999. The net loss from continuing operations was $9.2 million, or $(1.43) per diluted common share, compared with income from continuing operations of $5.1 million, or $0.72 per diluted common share last year. The loss from continuing operations in 2000 includes non-recurring pre-tax charges of $0.7 million for the closure of the Houston regional radiator manufacturing plant and the consolidation of the California distribution facility into the existing Memphis, Tennessee facility; $0.7 million related to the severance and replacement of the Company's former President and CEO; $0.3 million for additional doubtful collection reserves; and $0.2 million for costs associated with the consolidation of the air conditioning parts operation into a new facility. These charges amount to $(0.19) per diluted share after tax in 2000. The 1999 results include non-recurring pre-tax charges of $0.3 million related to the closing of the Company's Philadelphia and Atlanta condenser manufacturing plants and $0.3 million for legal fees and settlement costs associated with the settlement of an employment-related lawsuit as well as a deferred tax benefit of $2.9 million related to the incorporation of the Company's GO/DAN Industries partnership. These charges and benefit resulted in income of $0.36 per diluted share after tax in 1999. Excluding the after tax impact of these items in both years, the loss from continuing operations in 2000 was $8.0 million, or $(1.24) per diluted common share, compared with income from continuing operations of $2.6 million, or $0.36 per diluted share in 1999.

SALES VOLUME INCREASED SLIGHTLY IN OUR AFTERMARKET HEATING AND COOLING SYSTEMS segment as we experienced lower than expected demand for our Aftermarket products, particularly within the retail parts segment, where our major customers actively managed their inventories downward. In response to the softer than expected market conditions, we lowered our production rates to reduce our inventory levels, resulting in decreased manufacturing cost absorption. The start-up of plastic tank aluminum core radiator and six-millimeter condenser production in Mexico created temporary manufacturing inefficiencies early in the year.

--------------------------------------------------------------------------------



PRODUCTS.


--------------------------------------------------------------------------------


4   TransPro, Inc. Annual Report

[PICTURE OF MAN HOLDING A RADIATOR - with the caption below]

One of the most popular complete radiator models in our full line product offering




---------------------------------------
AFTERMARKET HEATING & COOLING SYSTEMS
GDI   |   EVAP    |    A/C PLUS
---------------------------------------
PRODUCTS
---------------------------------------
Complete Radiators
Light to Moderate Duty Cores
Heavy Duty Cores  |  Heaters
Air Conditioning Condensers
Air Conditioning Compressors
Air Conditioning Parts & Supplies
---------------------------------------
APPLICATIONS
---------------------------------------
Passenger Cars
Light Trucks  |  Heavy Trucks
Off-Highway Vehicles
---------------------------------------
SIGNIFICANT CUSTOMERS
---------------------------------------
National Retailers
  -Autozone   -Pep Boys
Radiator Shops
Warehouse Distributors
  -Car Quest  -Auto Value
Cooling System Specialists
---------------------------------------

--------------------------------------------------------------------------------






RELIABILITY.

--------------------------------------------------------------------------------


QUALITY ASSURANCE.


      THROUGHOUT THE YEAR, we selectively responded to competitive pricing pressure in order to maintain our market share. The combination of these factors resulted in lower operating margins in this segment of our business. In order to offset the impact of these factors, we broadened our low-cost offshore sources for raw material and components, as well as initiated other cost-containment actions. In order to maintain our leadership position in the Aftermarket, we will continue to utilize the advantages of our extensive distribution network and complete line of quality heating and cooling system product offerings to sustain among the highest fill rates in the industry, while providing our customers with value-added services such as customized marketing programs and electronic commerce capabilities.

      IN OUR OEM HEAT TRANSFER SYSTEMS segment, demand in the heavy-duty truck market declined suddenly in the fourth quarter. Consequently, our sales and manufacturing volume dropped substantially, overwhelming the steady progress we had made in improving the profit performance of this business segment in the first nine months of the year. In order to improve the future operating performance of this segment, we have moved the production of certain OEM products to our Mexico plant for cost advantage, outsourced the fabrication of several non-critical components and developed plans to market certain heavy-duty products to the Aftermarket.


6   TransPro, Inc. Annual Report

AS PLANS TO FOCUS RESOURCES ON OUR CORE STRENGTHS materialized during the year, we began reviewing various alternatives to improve the return to our shareholders. In view of the prevailing market conditions and the current state of the Company, the Board of Directors concluded that the intrinsic value of our Company could best be realized by fulfilling our stated strategy to build upon the Aftermarket Heating and Cooling Systems business and to further rationalize the OEM Heat Transfer Systems business. To accomplish these goals, we must continually examine every aspect of our business - from product design to raw material procurement through manufacturing and distribution - to provide our markets with the best service at the lowest cost. We must also reduce our working capital investment to improve our return on assets and equity.

                             -------------------------------------------------------------------------------------------------------
                             PRODUCTS                           APPLICATIONS                SIGNIFICANT CUSTOMERS
------------------------------------------------------------------------------------------------------------------------------------
OEM HEAT TRANSFER SYSTEMS    Radiators  |  Charge Air Coolers   Heavy Trucks and Buses      Paccar  |  Mack Truck  |  OshKosh Truck
G&O                          Oil Coolers  |  Condensers         Off-Highway Vehicles        Cummins Power Generation
                             Engine Cooling System Components   Industrial  |  Locomotive
------------------------------------------------------------------------------------------------------------------------------------



[PHOTO OF MAN HOLDING AIR CONDITIONING PARTS - with the caption below]

All aspects of the air conditioning parts operation are now conducted at our new facility in Arlington, Texas

    [PHOTO OF A FACTORY WORKER IN RADIATOR ASSEMBLY PLANT HOLDING A RADIATOR]



--------------------------------------------------------------------------------








LEADING.
--------------------------------------------------------------------------------


8 TransPro, Inc. Annual Report

The introduction of aluminum core plastic tank radiators produced at our Mexico plant will help strengthen our leadership position in the Aftermarket

NEW DIRECTION.


IN MARCH 2001, we appointed Charles E. Johnson President and CEO and a Director of the Company. Mr. Johnson is an accomplished leader with an extensive background in both automotive Aftermarket and OEM organizations. His most recent position was President and CEO of Canadian General Tower, the leading producer of flexible polymer films and laminated cover stock for the North American automotive interior industry.

WITH NEW LEADERSHIP, a strengthened financial base and a focused strategy, we remain confident that we will earn recognition as the premier supplier of Aftermarket Heating and Cooling Systems products... along with the commensurate return for our shareholders.

WE WANT TO ACKNOWLEDGE the value of our customers, vendors and employees. Their commitment and support is deeply appreciated.



/s/ Barry Banducci

Barry Banducci
Chairman of the Board

HOW FAST DO YOU NEED IT?

GO/DAN                Odessa, TX           Charlotte, NC        Memphis, TN             Salt Lake City, UT      AIR CONDITIONING
INDUSTRIES            915. 337-0961        704. 522-0711        901. 345-9069           801. 486-5877           PARTS

AGENCIES              Oklahoma City, OK    Cincinnati, OH(1)    Milwaukie, OR           San Antonio, TX         Arlington, TX
Amarillo, TX          405. 272-0453        513. 984-3912        503. 653-8531           512. 224-0857           817. 633-6622
806. 342-9440
                      Pensacola, FL        Cleveland, OH(1)     N. Kansas City, MO(1)   San Bernardino, CA(1)   MANUFACTURING
Anchorage, AK         904. 477-6244        216. 267-8970        816. 471-1805           909. 796-0754           Dallas, TX
907. 279-5557                                                                                                   214. 637-6740
                      Redding, CA          Columbia, SC         Nashville, TN           San Diego, CA
Bakersfield, CA       916. 221-0118        803. 779-5897        615. 255-0501           619. 283-2177           Los Angeles, CA
805. 837-8947                                                                                                   213. 588-1291
                      Spokane, WA          Columbia, MD         Oakland, CA             Santa Clara, CA
Billings, MT          509. 536-9429        410. 309-0701        415. 562-2732           415. 562-2732           Nuevo Laredo, MX
406. 248-4594                                                                                                   956. 726-4045
                      Wilkes-Barre, PA     Dallas, TX(1)        Orlando, FL(1)          Santa Fe Springs, CA
Corpus Christi, TX    717. 829-1723        214. 637-2050        407. 843-9130           310. 941-6113
512. 884-7418
                                           Denver, CO(1)        Pembroke Park, FL       Seattle, WA(1)          DISTRIBUTION
Eugene, OR            BRANCHES/PLANTS      303. 295-0944        954. 964-5878           206. 764-7028
503. 683-2883                                                                                                   Memphis, TN
                      Albany, NY           El Paso, TX          Pennsauken, NJ          Shreveport, LA          901. 365-7211
Jacksonville, FL      518. 463-1331        505. 247-9180        609. 663-8101           318. 635-8514
904. 730-3177
                      Albuquerque, NM      Framingham, MA       Phoenix, AZ(1)          Springfield, MO         (1) Includes both a
Knoxville, TN         505. 247-9180        508. 877-9880        602. 484-0596           417. 869-5111           branch and a plant
615. 522-8845
                      Atlanta, GA(1)       Fresno, CA           Pittsburgh, PA          St. Louis, MO
Louisville, KY        404. 627-5731        209. 233-6525        412. 771-2100           314. 343-9515
502. 451-7749
                      Austin, TX           Grand Rapids, MI     Richmond, VA            Syracuse, NY
McAllen, TX           512. 835-8264        616. 261-4162        804. 321-0384           315. 475-3794
210. 630-2991
                      Birmingham, AL       Houston, TX          Riviera Beach, FL       Tampa, FL
Modesto, CA           205. 592-6707        713. 675-6401        407. 863-7998           813. 251-8041
209. 572-3151
                      Burr Ridge, IL(1)    Indianapolis, IN     Sacramento, CA          Wichita, KS
Norfolk, VA           632. 655-2673        317. 634-5754        916. 649-8020           316. 263-8287
804. 461-0843
                      Canton, OH           Maquoketa, IA                                Windsor, CT(1)
                      330. 455-4440        319. 652-6881                                860. 688-7644



--------------------------------------------------------------------------------

SAME DAY.





--------------------------------------------------------------------------------


10  TransPro, Inc. Annual Report

[MAP OF NATIONAL DISTRIBUTION SYSTEM & PICTURE OF A DELIVERY VAN - with the caption below]

Our extensive national distribution system and full line product offering ensure excellent customer service and among the highest fill rates in the industry

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements of TransPro, Inc. and its subsidiaries, and all other information presented herein, are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the integrity and objectivity of the consolidated financial statements, including estimates and judgments reflected in them. It fulfills this responsibility primarily by establishing and maintaining accounting systems and practices adequately supported by internal accounting controls. These controls include the selection and training of management and supervisory personnel; maintenance of an organizational structure providing for delegation of authority and establishment of responsibilities; communication of requirements for compliance with approved accounting, control and business practices throughout the organization; and business planning and review. However, an effective internal control system, no matter how well designed, has inherent limitations - including the possibility of the circumvention or overriding of controls - and, therefore, can provide only reasonable assurance with respect to financial statement preparation and such safeguarding of assets. Further, because of changes in conditions, internal control system effectiveness may vary over time. Management believes the internal accounting controls in use provide reasonable assurance that the Company's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements.

The Audit Committee recommends the selection of the independent public accountants who are then appointed by the Board of Directors and ratified by the stockholders. The independent public accountants are engaged to perform an audit of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America. Their report appears herein.


The Audit Committee of the Board of Directors is comprised entirely of individuals who are not employees of the Company. This Committee meets periodically with management and the independent public accountants to review controls, financial results and audit results.



/s/ Barry Banducci

Barry Banducci
Chairman of the Board



/s/ Timothy E. Coyne

Timothy E. Coyne
Vice President, Treasurer, Secretary,
Corporate Controller and Chief Financial Officer

TransPro, Inc. Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TransPro, Inc. ("TransPro" or the "Company") is a manufacturer and supplier of heat transfer components and systems and replacement automotive air conditioning parts for a variety of Aftermarket and OEM automotive, truck and industrial equipment applications. The Company operates in two business segments:
Aftermarket Heating and Cooling Systems and OEM Heat Transfer Systems. On May 5, 2000, the Company sold its Specialty Metal Fabrication business segment (the "Crown Division"), and accordingly, the Specialty Metal Fabrication segment is reported as a discontinued operation in the accompanying consolidated financial statements.

YEAR ENDED DECEMBER 31, 2000 VERSUS YEAR ENDED DECEMBER 31, 1999 Net sales from continuing operations for the year ended December 31, 2000 declined 1.1% to $203.3 million compared with $205.6 million for the year ended December 31, 1999. Sales in the Aftermarket Heating and Cooling Systems segment increased $0.3 million, or 0.2%, compared with the comparable 1999 period. Unit volume increases in complete radiator sales to warehouse distributors and radiator shops were partially offset by declines in the retail channel. Radiator core sales declined as the market continues to shift to complete radiators. Heater sales declined slightly with declines to warehouse distributors and radiator shops partially offsetting increases in the retail channel. Condenser sales increased compared with 1999, while sales of other air conditioning parts were essentially flat. Pricing actions in response to competitive pressures also contributed to the sales decline. Sales in the OEM Heat Transfer Systems segment decreased by $2.6 million, or 6.5%, compared with the comparable 1999 period due to a significant decline in demand in the heavy-duty truck market in the fourth quarter of 2000.

Consolidated gross margins from continuing operations for the year ended December 31, 2000 were $39.5 million compared to $54.0 million for the year ended December 31, 1999. As a percentage of sales, gross margins declined to 19.4% in 2000 from 26.3% in 1999. Gross margins were lower in the Aftermarket Heating and Cooling Systems segment primarily due to lower production rates implemented as part of an inventory reduction plan that resulted in decreased manufacturing cost absorption. In addition, the start-up of production in Mexico of two new products, plastic tank aluminum core radiators and six-millimeter condensers, resulted in temporary manufacturing inefficiencies in the first half of 2000. Pricing activity in response to competitive pressures in the Aftermarket also negatively affected gross margins in 2000. Gross margins in the OEM Heat Transfer Systems segment were negative in 2000 as sales and production volume suffered from dramatically lower demand and warranty expenses that were higher than historical rates.

Selling, general and administrative (SG&A) expenses from continuing operations increased $1.8 million, or 3.9%, as a result of higher freight costs due to rising fuel prices, professional fees associated with certain strategic initiatives and an increase in doubtful collection charges. Increased headcount to position the Aftermarket air conditioning parts operation for future growth, inflation-related employee cost increases in the Aftermarket Heating and Cooling Systems segment and the comparative impact of reducing employee medical insurance accruals in 1999 also contributed to the increase. In 1999, the Company recorded $0.3 million in legal settlement costs related to an employment-related lawsuit.

Plant closure costs of $0.7 million were incurred during 2000 related to actions taken in the Aftermarket Heating and Cooling Systems segment to close the Houston, Texas regional radiator manufacturing plant and to consolidate the Santa Fe Springs, California distribution center into the existing distribution facility in Memphis, Tennessee. In addition, the Company recorded severance charges of $0.4 million and search-related charges of $0.3 million related to the departure of the Company's previous President and CEO. During 1999, the Company recorded plant closure costs of $0.3 million related to the closure of the Company's Philadelphia, Pennsylvania and Atlanta, Georgia replacement automotive air conditioning condenser manufacturing plants.

Net interest expense increased $0.4 million for the year ended December 31, 2000 compared with the prior year. This increase resulted from higher effective interest rates coupled with costs associated with the series of Forbearance Agreements the Company entered into related to certain covenant violations under the Company's previously existing Revolving Credit Agreement. The impact of these factors was partially offset by lower debt levels resulting from the application of the proceeds from the May 2000 sale of the Specialty Metal Fabrication segment to reduce debt.

The Company recorded a tax benefit at the rate of 33.3% for the year ended December 31, 2000. The rate is comprised of the U.S. Federal income tax rate plus the estimated aggregate effective rate for state and local income taxes. The rate decreased from the 1999 rate of 42.8%, reflecting a reduction from the impact of non-deductible expenses for tax purposes. The Company believes it is more likely than not that deferred tax assets will be realized in the future. During 1999, the Company recognized a non-recurring, non-cash deferred tax benefit of $2.9 million related to the change in the organizational structure of its GO/DAN Industries operation from a partnership to a corporation.

Excluding plant closure and severance costs, the loss from continuing operations for the year ended December 31, 2000 was $8.3 million, or $(1.29) per basic and diluted common share. Including plant closure and severance costs, the loss from continuing operations for the year ended December 31, 2000 was $9.2 million, or $(1.43) per basic and diluted common share. Excluding plant closure and legal settlement costs and the non-recurring, non-cash deferred tax benefit, income from continuing operations was $2.6 million, or $0.38 per basic common share and $0.36 per diluted common share, for the year ended December 31, 1999. Including the effect of plant closure and legal settlement costs and the non-recurring, non-cash deferred tax benefit, income from continuing operations for 1999 was $5.1 million, or $0.77 per basic common share and $0.72 per diluted common share.

The Company sold its Crown Division to Leggett & Platt, Incorporated on May 5, 2000 in a transaction valued at $37.5 million. As a result of the sale, the Company reported a net gain on the sale of discontinued operations of $6.0 million, or $0.91 per basic and diluted common share for the year ended December 31, 2000. Income from discontinued operations for the year ended December 31, 2000 was $0.4 million, or $0.07 per basic and diluted common share, compared with $1.7 million, or $0.26 per basic common share and $0.24 per diluted common share, for the year ended December 31, 1999.

The net loss for the year ended December 31, 2000 was $2.8 million, or $(0.45) per basic and diluted common share, compared with net income of $6.8 million, or $1.03 per basic common share and $0.96 per diluted common share, in the comparable period of 1999.

YEAR ENDED DECEMBER 31, 1999 VERSUS YEAR ENDED DECEMBER 31, 1998 Net sales from continuing operations in 1999 increased 5.1% to $205.6 million compared with $195.6 million in 1998. Sales in the Aftermarket Heating and Cooling Systems business increased $9.9 million, or 6.3%, compared with 1998, reflecting the full year impact of air conditioning parts sales at Evap and A/C Plus, acquired in August 1998 and February 1999, respectively and volume increases in complete radiators, partially offset by lower radiator core and condenser sales. Sales in the OEM Heat Transfer Systems business were essentially flat.

Consolidated gross margin percentages from continuing operations improved to 26.3% in 1999 from 23.1% in 1998. Gross margin improved 19.4% to $54.0 million in 1999 from $45.2 million in 1998, reflecting the contribution of higher margin air conditioning parts sales at Evap and A/C Plus, coupled with lower material costs, a higher proportion of complete radiator sales, and manufacturing efficiencies in the Aftermarket Heating and Cooling Systems business. Actions the Company has taken to improve operational efficiencies and reduce costs in the OEM Heat Transfer Systems business generated positive gross margins for the year ended December 31, 1999, compared with negative margins in the prior year.

SG&A expenses from continuing operations in 1999 increased $2.6 million, or 6.2%, over 1998, reflecting the full year inclusion of Evap and A/C Plus in the Aftermarket Heating and Cooling Systems segment. OEM Heat Transfer Systems SG&A expenses in 1999 included approximately $0.3 million related to the settlement of an employment-related lawsuit. Corporate expenses during 1999 decreased $1.1 million reflecting a reduction of $0.7 million in personnel-related costs and the inclusion in 1998 of a one-time reserve of $0.5 million against the doubtful collection of a note receivable.

The Company recorded $0.3 million in plant and business consolidation and closure costs in 1999 associated with closing of the Company's Philadelphia, Pennsylvania and Atlanta, Georgia replacement automotive condenser manufacturing plants.

Net interest expense increased to $4.4 million in 1999 from $3.3 million in 1998 due to higher debt levels associated with the acquisition of Evap and A/C Plus, coupled with higher working capital levels in the Aftermarket Heating and Cooling Systems business to support new product introductions and anticipated sales increases in the air conditioning parts product group and specialty metal fabrication business.

During the year ended December 31, 1999, the Company recognized a non-recurring, non-cash deferred tax benefit of $2.9 million related to the change in the organizational structure of its GO/DAN Industries operation from a partnership to a corporation. Excluding the impact of the non-recurring, non-cash deferred tax benefit, the Company's effective tax rate was 42.8% for the year ended December 31, 1999 and is comprised of the U.S. Federal income tax rate, plus the estimated aggregate effective rate for foreign, state and local income taxes. The effective tax rate declined from 43.3% for the year ended December 31, 1998, reflecting a decrease in non-deductible expenses for tax purposes in 1999 and a valuation allowance for the net realizable amount of available tax benefit associated with a net operating loss carry-forward for the Company's Canadian vehicle conversion operation.

Income from continuing operations was $5.1 million, or $0.77 per basic common share and $0.72 per diluted common share in 1999 compared with a loss from continuing operations of $0.4 million, or $(0.07) per basic and diluted common share in 1998. Before the net impact of plant and business consolidation and closure costs, legal settlement costs and the deferred tax benefit, income from continuing operations was $2.6 million, or $0.38 per basic common share and $0.36 per diluted common share in 1999.

Income from discontinued operations in 1999 was $1.7 million, or $0.26 per basic common share and $0.24 per diluted common share, compared with $2.1 million, or $0.32 per basic and diluted common share in 1998.

Net income was $6.8 million, or $1.03 per basic common share and $0.96 per diluted common share in 1999, compared with $1.6 million, or $0.25 per basic and diluted common share in 1998.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

In July 1998, the Company entered into a Revolving Credit Agreement (the "Revolving Credit Agreement") with five banking institutions, which provided for secured borrowings or the issuance of letters of credit in an aggregate amount not to exceed $75 million. The Revolving Credit Agreement was secured by a blanket first perfected security interest in substantially all of the Company's assets plus a pledge of the stock of the Company's subsidiaries. The Revolving Credit Agreement was due to expire on July 1, 2003.

Available borrowings under the Revolving Credit Agreement were determined by a borrowing base consisting of the Company's eligible (i) accounts receivable,
(ii) inventory and (iii) fixed assets, as adjusted by an advance rate. The aggregate amount of available borrowings under the Revolving Credit Agreement was automatically reduced by $0.5 million at the end of each calendar quarter through June 30, 1999; and then by $1.25 million at the end of each calendar quarter through December 31, 1999.

Amounts borrowed under the Revolving Credit Agreement bore interest at variable rates based, at the Company's option on either (a) a Eurodollar loan rate, plus an applicable margin based upon the ratio of the Company's total funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), or
(b) the higher of (i) the BankBoston, N.A. base lending rate or (ii) one-half of one percent above the Federal Funds Effective Rate, as defined, plus an applicable margin based upon the ratio of the Company's total funded debt to EBITDA. A commitment fee of .25% or .375% based upon the ratio of the Company's total funded debt to EBITDA on the average daily unused portion of the Revolving Credit Agreement was payable quarterly, in arrears.

The Revolving Credit Agreement contained financial covenants which, among other things, required maintenance of a minimum tangible net worth and interest coverage ratio and a maximum leverage ratio and level of debt to net worth, as well as covenants which placed limits on dividend payments in excess of $2.0 million per year and capital expenditures in excess of 140% of such year's depreciation expense.

On December 9, 1999, the Company entered into the Third Amendment to the Revolving Credit Agreement (the "Third Amendment") to return the amount of secured borrowings or the issuance of letters of credit to the initial aggregate amount of $75.0 million, reschedule the automatic reductions and amend the leverage coverage ratio covenant. Pursuant to the Third Amendment, the aggregate amount of borrowings was to be automatically reduced by $5.0 million on November 30, 2000 and December 31, 2000 and by $1.5 million at the end of each quarter beginning March 31, 2001 through June 30, 2003. On May 1, 2000, the Company entered into the Limited Waiver and Fourth Amendment to Revolving Credit Agreement (the "Limited Waiver and Fourth Amendment"). The Limited Waiver and Fourth Amendment reduced the aggregate amount of secured borrowings or the issuance of letters of credit to $55.0 million, rescheduled the automatic reductions, eliminated the eligibility for early security release and contained certain other amendments, which were effective with the sale of the Crown Divisions in May 2000. Pursuant to the Limited Waiver and Fourth Amendment, the aggregate amount of borrowings was to be automatically reduced by $5.0 million on December 31, 2000, by $5.0 million on December 31, 2001 and by $7.5 million on December 31, 2002. The Limited Waiver and Fourth Amendment also consented to the sale of the Crown Divisions, released any security interest in the Crown assets, released Crown Canada as a guarantor and provided for the elimination of the borrowing base if, on April 10, 2001, no Default or Event of Default existed. Pursuant to the Limited Waiver and Fourth Amendment, the lenders agreed to waive compliance with the leverage ratio, the interest coverage ratio and the liabilities to net worth ratio covenants for the quarter ended March 31, 2000.

At June 30, 2000 and September 30, 2000, the Company was in violation of its interest coverage and leverage ratio covenants. On August 18, 2000, the Company entered into a Forbearance Agreement with the lenders, whereby the lenders agreed to allow the violation of the interest coverage and leverage ratio covenants to continue to exist until September 30, 2000, provided the Company's borrowings and outstanding letters of credit under the Revolving Credit Agreement did not exceed $52 million and the Company met certain other conditions. Pursuant to the Forbearance Agreement, outstanding borrowings under the Revolving Credit Agreement during the forbearance period bore interest as set forth in the Revolving Credit Agreement plus 1/2% per annum.


14  TransPro, Inc. Annual Report

On September 29, 2000, the Company entered into the Second Forbearance Agreement with the lenders, whereby the lenders agreed to allow the violation of the interest coverage and leverage ratio covenants to continue to exist until November 15, 2000, provided the Company's borrowings and outstanding letters of credit under the Revolving Credit Agreement did not exceed $52 million, the borrowing base exceeded the sum of the Company's borrowings plus outstanding letters of credit under the Revolving Credit Agreement by $20 million and the Company met certain other conditions. Pursuant to the Second Forbearance Agreement, outstanding borrowings under the Revolving Credit Agreement during the forbearance period bore interest as set forth in the Revolving Credit Agreement plus 1/2% per annum.

On November 15, 2000, the Company entered into the Third Forbearance Agreement with the lenders, whereby the lenders agreed to allow the violation of the interest coverage and leverage ratio covenants to continue to exist until December 27, 2000, provided the Company's borrowings and outstanding letters of credit under the Revolving Credit Agreement did not exceed $52 million, the borrowing base exceeded the sum of the Company's borrowings plus outstanding letters of credit under the Revolving Credit Agreement by $20 million and the Company met certain other conditions.

On December 20, 2000, the Company entered into the Fourth Forbearance Agreement with the lenders, whereby the lenders agreed to allow the violation of the interest coverage and leverage ratio covenants to continue to exist until January 12, 2001 under the same terms and conditions as the Third Forbearance Agreement.

Borrowings under the Revolving Credit Agreement are classified as a current liability in the accompanying consolidated balance sheet as of December 31, 2000.

On January 4, 2001, the Company entered into a $65 million Loan and Security Agreement (the "Loan Agreement") with Congress Financial Corporation (New England) ("Congress"), an affiliate of First Union National Bank to replace the Revolving Credit Agreement.

The Loan Agreement provides for secured borrowings or the issuance of letters of credit in an aggregate amount not to exceed $65 million and is comprised of a $60 million Revolving Credit Facility and up to a $5 million Term Loan. The initial term of the Loan Agreement expires on January 5, 2004, with annual extensions, at Congress' option, thereafter.

The Loan Agreement is secured by a blanket first perfected security interest in substantially all of the Company's assets plus a pledge of the stock of the Company's subsidiaries. Available borrowings and letter of credit issuance under the Revolving Credit Facility are determined by a borrowing base consisting of the Company's eligible accounts receivable and inventory, as adjusted by an advance rate. At March 15, 2001, the borrowing base was approximately $47.7 million. The Term Loan is payable in 59 consecutive equal monthly installments of $0.06 million commencing February 1, 2001, with a balloon payment equal to the unpaid balance of the Term Loan due at the end of the initial term.

Amounts borrowed under the Loan Agreement bear interest at variable rates based, at the Company's option, on either the Eurodollar rate plus a margin of 2.0% , 2.25% or 2.50% depending on the Company's pretax profit performance, or the First Union National Bank base lending rate. The Loan Agreement requires the maintenance of $74 million of working capital and $67.5 million of net worth at all times and prohibits the payment of common stock dividends.

Under the current terms of the Loan Agreement, borrowings under the Revolving Credit Facility would be classified as a current liability according to the accounting rules.

Total debt outstanding at December 31, 2000 under the Revolving Credit Agreement was $40.0 million. In addition, the Company had floating rate Industrial Revenue Bonds totaling $5 million outstanding at December 31, 2000, which were fully secured by letters of credit. Outstanding letters of credit totaled approximately $9.2 million at December 31, 2000. As of December 31, 2000, the Company had $2.7 million available for borrowing under the Revolving Credit Agreement.

During 2000, net borrowings under the Revolving Credit Agreement decreased by $9.6 million. In 1999, net borrowings under the Revolving Credit Agreement increased by $19.2 million. During 1998, net borrowings under the Revolving Credit Agreement increased by $3.1 million.

During 2000, the Company required $11.5 million to support its continuing operations. The net loss plus total adjustments to reconcile the net loss to net cash used in operating activities, which includes, among other things, depreciation and amortization, deferred income taxes, the gain on the sale of discontinued operations and income from discontinued operations, required funding of $3.2 million. Accounts receivable increased $3.0 million largely as a result of the timing of certain radiator and heater shipments in the fourth quarter. Lower inventory levels provided $1.4 million of cash.

During 1999, the Company required $10.1 million of cash to support its continuing operations. Net income, plus adjustments to reconcile net income to net cash used in operating activities, resulted in $8.7 million of operating cash flows. The Company invested $20.9 million in inventory and $3.2 million in accounts receivable to support new product introduction and its expansion in the air conditioning parts business. An increase in accounts payable and accrued expenses provided $7.4 million in cash.

During 1998, the Company generated $7.4 million of cash from continuing operations. Net income plus total adjustments to reconcile net income to net cash provided by operating activities from continuing operations, resulted in $6.0 million of operating cash flows. Accounts receivable collections and inventories generated cash of $1.5 million and $1.2 million, respectively. An increase in accounts payable and accrued expenses provided $1.0 million.

Capital spending totaled $5.4 million, $6.2 million and $6.2 million in 2000, 1999 and 1998, respectively. In 2000, the Company realized net proceeds of 26.8 million from the sale of the Specialty Metal Fabrication segment. In 1999, the Company purchased all of the outstanding stock of A/C Plus for $2.25 million in cash and issued a note payable for $0.25 million payable on the second anniversary of the closing. In 1998, the Company purchased all of the outstanding stock of Evap for approximately $6.0 million, which included an initial cash payment of $3.0 million and the issuance of $3.0 million of TransPro, Inc. Series B Convertible Redeemable Preferred Stock (the "Series B Preferred Stock").

In 2000, cash dividends of $0.7 million and $0.1 million were paid to holders of common stock and Series B Preferred Stock, respectively. In September 2000, the Board of Directors elected to discontinue the Company's quarterly cash dividend to holders of common stock. In 1999, cash dividends of $1.3 million and $0.1 million were paid to holders of common stock and Series B preferred stock, respectively. In 1998, cash dividends of $1.3 million were paid to holders of common stock.

The future liquidity and ordinary capital needs of the Company in the short term are expected to be met from a combination of cash flows from operations and borrowings under the Loan Agreement. The Company's working capital requirements peak during the second and third quarters, reflecting the normal seasonality in the Aftermarket Heating and Cooling Systems business. The Company believes that its cash flow from operations, together with borrowings under its Loan Agreement, will be adequate to meet its near-term anticipated ordinary capital expenditures and working capital requirements. However, the Company believes that the amount of borrowings available under the Loan Agreement will not be sufficient to meet the capital needs for major growth initiatives. If the Company were to implement major new growth initiatives, it would have to seek additional sources of capital. However, no assurance can be given that the Company would be successful in securing such additional sources of capital.

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

Effective August 1, 1998, the Company acquired 100% of the outstanding stock of Evap, an Arlington, Texas manufacturer and distributor of replacement automotive air conditioning parts. Evap's fiscal 1997 sales were $6.6 million. The transaction was structured with an initial purchase price of $6.0 million consisting of $3.0 million cash at closing and 30,000 shares of Series B Preferred Stock, with an opportunity for a maximum additional payout of $3.75 million based upon the future earnings performance of the Evap business. The Company is currently evaluating the additional payout related to the future earnings provisions of the transaction. Concurrent with the purchase, the Company repaid $1.7 million of working capital debt on behalf of Evap. The Company financed the cash portion of the initial purchase price and the working capital debt repayment with borrowings under the Revolving Credit Agreement. The acquisition was accounted for as a purchase and goodwill of $3.3 million, which is being amortized over 20 years, was recorded as part of the transaction. Evap's results have been included in the Company's consolidated financial statements from the date of acquisition. The Series B Preferred Stock has an initial liquidation preference of $3.0 million, which is reflected in paid-in capital on the Company's consolidated balance sheets. The potential additional payout based on future earnings will take the form of an increase in the liquidation preference of the Series B Preferred Stock. The Series B Preferred Stock is non-transferable and is entitled to cumulative dividends of 2% per annum during the first year after acquisition, 3.5% per annum during the second year and 5.0% per annum thereafter. The Series B Preferred Stock is convertible into TransPro common stock at the rate of 50% on the third anniversary of the acquisition, an additional 25% on the fourth anniversary and the remaining 25% on the fifth anniversary; and is redeemable after the fifth anniversary at the liquidation preference at the time of redemption. The Series B Preferred Stock is convertible into TransPro common stock based upon the liquidation preference and the market value of TransPro common stock at the time of conversion, as further defined in the purchase agreement. The aggregate number of shares of TransPro common stock to be issued upon conversion of all the Series B Preferred Stock may not exceed 7% of the total number of shares of TransPro common stock outstanding, after giving effect to the conversion. The market value of the TransPro common stock in excess of the 7% limitation, if any, will be paid in cash.

INFLATION The overall impact of the low rate of inflation in recent years has resulted in no significant impact on labor costs and general services utilized by the Company. The principal raw materials used in the Company's original equipment and replacement radiator product lines are copper and brass. The Company also requires aluminum for its radiator, condenser and heater product lines. Copper, brass, aluminum and other primary metals used in the Company's business are generally subject to commodity pricing and variations in the market prices for such materials. Although these materials are available from a number of vendors, the Company has chosen to concentrate its sources with a limited number of long-term suppliers. The Company typically executes purchase orders for its copper and brass requirements approximately three to six months prior to the actual delivery date. The purchase price for such copper, brass, and aluminum cores is established at the time such orders are placed by the Company and not at the time of delivery.

The Company manages its metals commodity pricing by attempting to pass through any cost increases to its customers. Although the Company has been successful in passing through price increases to its customers to offset a portion of past cost increases of copper, brass, and aluminum, there is no assurance that the Company will continue to be successful in raising prices in the future. The Company does not use hedging transactions with respect to its metals consumption.

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

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging contracts. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137 ("SFAS No. 137"), "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133" deferring the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 ("SFAS No. 138"), "Accounting for Certain Derivative Instruments and Certain Hedging Activities" to amend SFAS No. 133. SFAS No. 138 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect the adoption of SFAS No. 133 to have a material impact on its results of operations or financial position.

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


16  TransPro, Inc. Annual Report

Consolidated Statements of Operations:

YEARS ENDED DECEMBER 31,                                                           2000               1999               1998
(Amounts in thousands, except per share amounts)
Sales from continuing operations                                                $ 203,320          $ 205,563          $ 195,592
Cost of sales                                                                     163,816            151,528            150,351
------------------------------------------------------------------------------------------------------------------------------------
Gross margin                                                                       39,504             54,035             45,241
Selling, general and administrative expenses                                       47,131             45,348             42,703
Plant closure and severance costs                                                   1,407                325                 --
------------------------------------------------------------------------------------------------------------------------------------
(Loss) income from continuing operations
before interest and taxes                                                          (9,034)             8,362              2,538
Interest expense, net                                                               4,815              4,444              3,326
------------------------------------------------------------------------------------------------------------------------------------
(Loss) income from continuing operations before taxes                             (13,849)             3,918               (788)
Income tax benefit                                                                 (4,615)            (1,181)              (341)
------------------------------------------------------------------------------------------------------------------------------------
(Loss) income from continuing operations                                           (9,234)             5,099               (447)
Income from discontinued operations, net of tax
of $391, $1,285 and $1,599 for 2000, 1999 and 1998                                    440              1,717              2,094
Gain on sale of discontinued operations, net of tax of $3,841                       6,002                 --                 --
------------------------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                                               $  (2,792)         $   6,816          $   1,647
====================================================================================================================================
Basic (loss) earnings per common share:
     From continuing operations                                                 $   (1.43)         $    0.77          $   (0.07)
     From discontinued operations                                                    0.07               0.26               0.32
     From gain on sale of discontinued operations                                    0.91                 --                 --
------------------------------------------------------------------------------------------------------------------------------------
BASIC NET (LOSS) EARNINGS PER COMMON SHARE                                      $   (0.45)         $    1.03          $    0.25
====================================================================================================================================
Diluted (loss) earnings per common share:
     From continuing operations                                                 $   (1.43)         $    0.72          $   (0.07)
     From discontinued operations                                                    0.07               0.24               0.32
     From gain on sale of discontinued operations                                    0.91                 --                 --
------------------------------------------------------------------------------------------------------------------------------------
DILUTED NET (LOSS) EARNINGS PER COMMON SHARE                                    $   (0.45)         $    0.96          $    0.25
====================================================================================================================================

WEIGHTED AVERAGE COMMON SHARES - BASIC                                              6,573              6,573              6,591
====================================================================================================================================
WEIGHTED AVERAGE COMMON SHARES AND EQUIVALENTS - DILUTED                            6,573              7,089              6,591
====================================================================================================================================


Consolidated Statements of Comprehensive (Loss) Income:

YEARS ENDED DECEMBER 31,                                                       2000                  1999                 1998
(Amounts in thousands)
Net (loss) income                                                            $(2,792)               $6,816               $1,647
------------------------------------------------------------------------------------------------------------------------------------
Other comprehensive (loss) income, net of tax:
Minimum pension liability adjustment                                            (341)                1,160                   17
------------------------------------------------------------------------------------------------------------------------------------
Other comprehensive (loss) income                                               (341)                1,160                   17
------------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE (LOSS) INCOME                                                  $(3,133)               $7,976               $1,664
====================================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets:

ASSETS

DECEMBER 31,                                                                      2000                    1999
(Amounts in thousands)
CURRENT ASSETS:
     Cash and cash equivalents                                                 $     172               $     222
     Accounts receivable (less allowances of $2,698 and $1,943)                   34,154                  31,845
     Inventories:
          Raw materials                                                           21,350                  23,139
          Work in process                                                          2,391                   2,706
          Finished goods                                                          51,545                  50,824
--------------------------------------------------------------------------------------------------------------------
     TOTAL INVENTORIES                                                            75,286                  76,669
--------------------------------------------------------------------------------------------------------------------

     Deferred income taxes                                                         5,703                   4,913
     Other current assets                                                          4,890                   1,646
     Net assets held for disposition                                                  --                  24,405
--------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                             120,205                 139,700
--------------------------------------------------------------------------------------------------------------------











Property, plant and equipment:
     Land and land improvements                                                       90                     148
     Buildings                                                                    10,628                  10,671
     Machinery and equipment                                                      68,287                  64,562
     Leasehold improvements                                                        1,562                   1,221
--------------------------------------------------------------------------------------------------------------------
                                                                                  80,567                  76,602
     Less: accumulated depreciation and amortization                             (53,856)                (49,446)
--------------------------------------------------------------------------------------------------------------------
NET PROPERTY, PLANT AND EQUIPMENT                                                 26,711                  27,156
--------------------------------------------------------------------------------------------------------------------

Goodwill (net of amortization of $1,130 and $746)                                  6,869                   7,253
Other assets                                                                       2,478                   2,184
--------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                   $ 156,263               $ 176,293
====================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


18 TransPro, Inc. Annual Report

Consolidated Balance Sheets:


Liabilities and Stockholders' Equity

DECEMBER 31,                                                                                          2000               1999
(Amounts in thousands, except share and per share amounts)
CURRENT LIABILITIES:
     Revolving credit debt                                                                         $  39,680          $      --
     Accounts payable                                                                                 21,972             20,552
     Accrued salaries and wages                                                                        2,910              3,653
     Accrued insurance                                                                                 2,446              3,415
     Accrued pension                                                                                   1,856              1,617
     Accrued taxes                                                                                     1,142              1,962
     Accrued warranty                                                                                  1,100                559
     Accrued expenses                                                                                  3,948              3,027
------------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                             75,054             34,785
------------------------------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES:
     Long-term debt                                                                                    4,658             61,928
     Retirement and postretirement obligations                                                         3,867              3,474
     Deferred income taxes                                                                               926                291
     Other liabilities                                                                                   281                393
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                     84,786            100,871
------------------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENT LIABILITIES
STOCKHOLDERS' EQUITY:
     Preferred stock, $.01 par value: Authorized 2,500,000 shares;
     issued and outstanding as follows:
          Series A junior participating preferred stock, $.01 par value:
               Authorized 200,000 shares; issued and outstanding
               none at December 31, 2000 and 1999                                                         --                 --
          Series B convertible preferred stock, $.01 par value:
               Authorized 30,000 shares; issued and outstanding
               30,000 at December 31, 2000 and 1999 (liquidation preference $3,000)                       --                 --
     Common stock, $.01 par value:
          Authorized 17,500,000 shares at December 31, 2000 and 1999;
          6,669,446 shares issued in 2000 and 1999 and
          6,590,335 and 6,597,335 shares outstanding in 2000 and 1999                                     66                 66
     Paid-in capital                                                                                  55,019             55,074
     Unearned compensation                                                                               (21)               (66)
     Retained earnings                                                                                16,724             20,318
     Accumulated other comprehensive (loss) income                                                      (285)                56
     Treasury stock, at cost:
          72,111 shares at December 31, 2000 and 1999                                                    (26)               (26)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                                            71,477             75,422
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                         $ 156,263          $ 176,293
====================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows:

YEARS ENDED DECEMBER 31,                                                                      2000           1999          1998
(Amounts in thousands)
Cash flows from operating activities:
     Net (loss) income                                                                     $ (2,792)      $  6,816       $ 1,647
     Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities from continuing operations:
          Gain on sale of discontinued operation, including income
          during the phase-out                                                               (6,002)            --            --
          Income from discontinued operations                                                  (440)        (1,717)       (2,094)
          Depreciation and amortization                                                       5,760          5,986         5,436
          Deferred income taxes                                                                (497)        (2,698)         (287)
          Provision for losses - accounts receivable                                            739            268         1,323
------------------------------------------------------------------------------------------------------------------------------------
     Net (loss) income plus total adjustments to reconcile net (loss) income to net
     cash (used in) provided by operating activities from continuing operations              (3,232)         8,655         6,025
     Change in operating assets and liabilities, net of acquisitions:
          Accounts receivable                                                                (3,048)        (3,196)        1,450
          Inventories                                                                         1,383        (20,917)        1,201
          Accounts payable                                                                    1,420          7,241         3,965
          Accrued expenses                                                                   (4,672)           200        (2,959)
          Other, net                                                                         (3,313)         1,537        (2,948)
------------------------------------------------------------------------------------------------------------------------------------
     Net cash (used in) provided by operating activities from continuing operations         (11,462)        (6,480)        6,734
     Change in net assets held for disposition                                                  (37)        (3,571)          651
------------------------------------------------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                                         (11,499)       (10,051)        7,385
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Capital expenditures                                                                    (5,355)        (6,194)       (6,217)
     Net proceeds from sale of discontinued operations                                       26,772             --            --
     Sales and retirements of fixed assets, net                                                 424             11            73
     Acquisitions, net of cash acquired and transaction costs                                    --         (2,118)       (2,764)
------------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                          21,841         (8,301)       (8,908)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Dividends paid                                                                            (802)        (1,375)       (1,348)
     Net (repayments) borrowings under Revolving Credit Agreement                            (9,590)        19,242         3,105
------------------------------------------------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                                         (10,392)        17,867         1,757
------------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                            (50)          (485)          234
     Cash and cash equivalents at beginning of year                                             222            707           473
------------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of year                                              $    172       $    222       $   707
====================================================================================================================================
Supplemental disclosures of cash flow information:
     Interest paid                                                                         $  3,898       $  4,213       $ 3,064
====================================================================================================================================
     Taxes paid (net of refunds)                                                           $  3,240       $  1,861       $ 1,041
====================================================================================================================================
Supplemental schedule of non-cash investing and financing activities:
     The Company acquired A/C Plus and Evap in 1999 and 1998, respectively;
     the details of which are further described in Note 14. In connection with these transactions, liabilities were assumed and preferred stock issued, as follows:
     Fair value of assets acquired                                                                        $  3,060       $ 5,679
     Cash Paid                                                                                              (2,250)       (3,000)
====================================================================================================================================
     Liabilities assumed                                                                                  $    810       $ 2,679
====================================================================================================================================
     Preferred stock issued                                                                               $     --       $ 3,000
====================================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


20 TransPro, Inc. Annual Report

Consolidated Statements of Changes in Stockholders' Equity:



YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
(Amounts in thousands, except share and per share amounts)



                                            Common Stock            Preferred Stock         Treasury       Paid-in
                                        Shares         Value        Shares       Value     Stock Value     Capital
--------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1997              6,611,460         $66            --        $--        $(26)        $ 52,227
Net income                                    --          --            --         --          --               --
Insurance of preferred stock
     related to an acquisition                --          --        30,000         --          --            3,000
Common stock dividends
    declared ($0.20 per share)                --          --            --         --          --               --
Preferred stock dividends
    declared                                  --          --            --         --          --               --
Restricted stock issued                    4,800          --            --         --          --               37
Restricted stock canceled                (18,925)         --            --         --          --             (190)
Amortization of
    unearned compensation                     --          --            --         --          --               --
Net change in adjustment for
    minimum pension liability                 --          --            --         --          --               --
--------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1998              6,597,335          66        30,000         --         (26)          55,074
Net income                                    --          --            --         --          --               --
Common stock dividends
    declared ($0.20 per share)                --          --            --         --          --               --
Preferred stock dividends
    declared                                  --          --            --         --          --               --
Amortization of unearned
    compensation                              --          --            --         --          --               --
Net change in adjustment for
    minimum pension liability                 --          --            --         --          --               --
--------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1999              6,597,335          66        30,000         --         (26)          55,074
Net loss                                      --          --            --         --          --               --
Common stock dividends
    declared ($0.10 per share)                --          --            --         --          --               --
Preferred stock dividends
    declared                                  --          --            --         --          --               --
Restricted stock canceled                 (7,000)         --            --         --          --              (55)
Amortization of unearned
    compensation                              --          --            --         --          --               --
Net change in adjustment for
    minimum pension liability                 --          --            --         --          --               --
--------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2000              6,590,335         $66        30,000        $--        $(26)        $ 55,019
====================================================================================================================


                                                                   Accumulated
                                                                      Other             Total
                                      Retained       Unearned      Comprehensive    Stockholders'
                                      Earnings      Compensation   (Loss) Income       Equity
---------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1997             $ 14,584         $(369)        $(1,121)        $ 65,361
Net income                               1,647            --              --            1,647
Insurance of preferred stock
     related to an acquisition              --            --              --            3,000
Common stock dividends
    declared ($0.20 per share)          (1,323)           --              --           (1,323)
Preferred stock dividends
    declared                               (25)           --              --              (25)
Restricted stock issued                     --           (37)             --               --
Restricted stock canceled                   --           190              --               --
Amortization of
    unearned compensation                   --           103              --              103
Net change in adjustment for
    minimum pension liability               --            --              17               17
---------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1998               14,883          (113)         (1,104)          68,780
Net income                               6,816            --              --            6,816
Common stock dividends
    declared ($0.20 per share)          (1,321)           --              --           (1,321)
Preferred stock dividends
    declared                               (60)           --              --              (60)
Amortization of unearned
    compensation                            --            47              --               47
Net change in adjustment for
    minimum pension liability               --            --           1,160            1,160
---------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1999               20,318           (66)             56           75,422
Net loss                                (2,792)           --              --           (2,792)
Common stock dividends
    declared ($0.10 per share)            (660)           --              --             (660)
Preferred stock dividends
    declared                              (142)           --              --             (142)
Restricted stock canceled                   --             9              --              (46)
Amortization of unearned
    compensation                            --            36              --               36
Net change in adjustment for
    minimum pension liability               --            --            (341)            (341)
---------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2000             $ 16,724         $ (21)        $  (285)        $ 71,477
===================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1  THE COMPANY

TransPro, Inc. (the "Company") is a manufacturer and supplier of heat transfer components and systems and replacement automotive air conditioning parts for a variety of Aftermarket and Original Equipment Manufacturing ("OEM") automotive, truck and industrial equipment applications.

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

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is recorded at cost. Ordinary maintenance and repairs are expensed; replacements and betterments are capitalized. Land improvements, buildings and machinery are depreciated over their estimated useful lives under the straight-line method. Estimated useful lives for buildings are 40 years and for machinery and equipment are between three and ten years. The provision for amortization of leasehold improvements is based on the lease term or the estimated useful lives of the improvements, whichever is shorter. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Company's consolidated statements of operations.

GOODWILL: Goodwill represents the excess of cost over the fair value of assets acquired and is being amortized using the straight-line method over 20 years. The Company periodically estimates the future undiscounted cash flows of the businesses to which goodwill relates to ensure that the carrying value of such goodwill has not been impaired. The Company's existing goodwill relates to the acquisitions of A/C Plus in 1999, Evap in 1998, and Rahn Industries in 1996.

FOREIGN CURRENCY TRANSLATION: Generally, assets and liabilities of the Company's Mexico subsidiary are translated into U.S. dollars at the current rate of exchange, while revenues and expenses are translated at the average exchange rate during the year. Property, plant and equipment, and its associated depreciation, and stockholders' equity are translated at the historical rate. The functional currency of the Company's manufacturing operations in Mexico is the U.S. dollar and, therefore, any adjustments related to currency translations are included in results from continuing operations. The Securities and Exchange Commission has deemed that Mexico ceased to be a highly inflationary economy, effective for quarters beginning after January 1, 1999. As the Company currently uses the U.S. dollar as its functional currency, there was no material impact on the financial position of the Company. The net assets of the Company's Mexico subsidiary were $9.3 million and $7.7 million as of December 31, 2000 and 1999, respectively.

REVENUE RECOGNITION: Generally, the Company receives purchase orders for its products from its customers, which do not contain contingent performance factors related to customer acceptance of product, and recognizes revenue when title passes. Delivery charges billed to customers were not significant in 2000, 1999 and 1998.

WARRANTY: The Company generally warranties its products for one year from date of sale.

RESEARCH AND DEVELOPMENT: Research and development costs are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS: The Company, in the event that circumstances arise that indicate that its long-lived assets may be impaired, would perform an evaluation of asset impairment in accordance with Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The assets' carrying values would be compared to the estimated future undiscounted cash flows of the assets to determine if a write-down is required. There were no impaired long-lived assets at December 31, 2000 and 1999.

OTHER COMPREHENSIVE INCOME: The Company has reported other comprehensive income in accordance with the provisions of Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income." Other comprehensive income represents the change in the equity of the business from non-owner sources and is presented in a separate consolidated financial statement.

SEGMENT INFORMATION: The Company has reported segment information in accordance with Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires disclosure of financial data based on the "management approach" to business decision-making. The management approach is based on internal information used for making operating decisions and assessing the performance of the Company's reportable segments. SFAS No. 131 also requires disclosures regarding products and services. Segment information is reported separately in the notes to the consolidated financial statements.

USE OF ESTIMATES: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

RECLASSIFICATION: Certain items in prior years have been reclassified to conform to the presentation of Crown as a discontinued operation.

CASH OVERDRAFTS: Included in accounts payable are overdrafts of $1.3 million and $0.7 million at December 31, 2000 and 1999, respectively.


22 TransPro, Inc. Annual Report

NOTE 3 SEGMENT AND BUSINESS INFORMATION



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

The accounting policies of the segments are the same as those described in Note 2, with the exception of the following:

INTERCOMPANY SALES: Segment data includes inter-segment sales at cost. In 1998, a standard intercompany markup was included.

ALLOCATIONS: Certain other expenses are allocated between segments based on their respective use of shared facilities and resources, such as information technology, human resources and finance and accounting functions.

The Company evaluates the performance of its segments and allocates resources accordingly based on operating results before interest and taxes.

The tables below set forth information about reported segments for the years ended December 31:


                                                                                                   (LOSS) INCOME FROM
                                                                                                   CONTINUING OPERATIONS
                                                         CONSOLIDATED REVENUES                     BEFORE INTEREST & TAXES
BUSINESS SEGMENT                                2000            1999            1998          2000           1999          1998
Amounts in thousands
Aftermarket Heating and Cooling Systems      $ 166,544       $ 166,235       $ 156,335       $(1,137)      $ 14,064       $ 9,944
OEM Heat Transfer Systems                       36,776          39,328          39,257        (3,810)        (1,324)       (1,955)
Inter-segment revenues:
Aftermarket Heating and Cooling Systems          6,851           5,868           3,678            --             --            --
OEM Heat Transfer Systems                           63              16             112            --             --            --
Elimination of inter-segment revenues           (6,914)         (5,884)         (3,790)           --             --            --
------------------------------------------------------------------------------------------------------------------------------------
Segment totals                                 203,320         205,563         195,592        (4,947)        12,740         7,989
Corporate expenses                                  --              --              --        (4,087)        (4,378)       (5,451)
------------------------------------------------------------------------------------------------------------------------------------
Consolidated Totals                          $ 203,320       $ 205,563       $ 195,592       $(9,034)      $  8,362       $ 2,538
====================================================================================================================================


                                                                                                       DEPRECIATION AND
                                   TOTAL ASSETS BY SEGMENT               CAPITAL EXPENDITURES         AMORTIZATION EXPENSE

BUSINESS SEGMENT               2000        1999           1998         2000      1999      1998      2000      1999      1998
Amounts in thousands
Aftermarket Heating and
     Cooling Systems         $121,440    $121,385       $ 89,022       $3,389    $4,272    $4,412    $4,060    $4,293    $3,995
OEM Heat Transfer Systems      19,202      19,853         18,831        1,966     1,921     1,756     1,515     1,506     1,260
-------------------------------------------------------------------------------------------------------------------------------
Segment totals                140,642     141,238        107,853        5,355     6,193     6,168     5,575     5,799     5,255
Corporate                      15,621      35,055(1)      34,360(1)        --         1        49       185       187       181
-------------------------------------------------------------------------------------------------------------------------------
Consolidated totals          $156,263    $176,293       $142,213       $5,355    $6,194    $6,217    $5,760    $5,986    $5,436
===============================================================================================================================

(1) Includes net assets held for disposal in 1999 and 1998.

Business consolidation and closure costs and severance and recruitment-related costs included in (loss) income from operations before interest and taxes for the years ended December 31, are as follows:

BUSINESS SEGMENT                                2000        1999          1998
(Amounts in thousands)
Aftermarket Heating and Cooling Systems        $  732        $325        $   --
Corporate                                         675          --            --
----------------------------------------------------------------------------------
TOTALS                                         $1,407        $325        $   --
==================================================================================

In 2000, 1999 and 1998, AutoZone accounted for 20%, 12% and 11% of net sales, respectively, and comprised 30%, 29% and 29% of total accounts receivable at December 31, 2000, 1999 and 1998, respectively. These sales and accounts receivable were in the Aftermarket Heating and Cooling Systems segment. In 2000, 1999, and 1998, the Company had no other customers who individually accounted for greater than 10% of the Company's net sales.

Export sales from North America were below 10% in each of the years reported. The Company has a manufacturing facility in Mexico. During 2000, 1999 and 1998, the Company had $5.8 million, $5.1 million and $4.8 million of sales in of Mexico, respectively, and $1.0 million, $4.3 million and $1.4 million of sales in Canada, respectively. Substantially all other sales and substantially all of the Company's assets were based in the U.S.

NOTE 4 PLANT AND BUSINESS CONSOLIDATION AND CLOSURE COSTS

In 2000, the Company recorded $0.7 million in closure costs related to actions taken in the Aftermarket Heating and Cooling Systems segment to close the Houston, Texas regional radiator manufacturing facility and to consolidate the Santa Fe Springs, California distribution facility into the existing distribution facility in Memphis, Tennessee. The manufacturing facility closure plan was initiated to reduce manufacturing costs and address plant capacity issues at other regional facilities. The distribution center consolidation plan was initiated to enhance fill rates to customers and reduce the per unit carrying cost of inventory. These actions resulted in the termination of eighteen manufacturing and eight distribution center employees. Approximately $0.1 million of the total reserve remained as of December 31, 2000, related to remaining facility restoration costs at the Houston facility. These costs are expected to be paid in the first quarter of 2001.

                                 AMOUNTS CHARGED                                                     BALANCE
                               TO OPERATIONS THROUGH                                               REMAINING AT
(Amounts in thousands)           DECEMBER 31, 2000       AMOUNTS PAID       AMOUNTS REVERSED      DECEMBER 31, 2000
Workforce related                     $222                  $222                  $--                  $--
Facilities                             415                   301                   63                   51
Production related                     127                   127                   --                   --
Asset write down                        31                    31                   --                   --
--------------------------------------------------------------------------------------------------------------------
TOTAL                                 $795                  $681                  $63                  $51
====================================================================================================================

During the fourth quarter of 2000, the Company reversed certain facility-related charges as a result of early termination of a lease obligation. The balance remaining at December 31, 2000 is classified as an accrued expense in the accompanying consolidated balance sheet and will be paid in the first quarter of 2001.

In 1999, the Company recorded $0.3 million in plant and business consolidation and closure costs, primarily for severance, related to the closing of the Company's Philadelphia, Pennsylvania and Atlanta, Georgia replacement automotive air conditioning condenser manufacturing plants. These costs were all paid during 1999.


24 TransPro, Inc. Annual Report

NOTE 5 INCOME TAXES


Information with respect to income taxes from continuing operations is as follows:


                                                                              2000            1999          1998
(Amounts in thousands)
Current:                     Federal                                       $ (3,868)       $   1,249     $     (23)
                             Foreign                                            203               86           (33)
                             State and local                                   (453)             182             2
----------------------------------------------------------------------------------------------------------------------
                                                                             (4,118)           1,517           (54)
----------------------------------------------------------------------------------------------------------------------
Deferred:                    Federal                                           (384)             265          (218)
                             Foreign                                             --             (107)           --
                             State and local                                   (113)               2           (69)
                             Benefit related to GDI restructuring                --           (2,858)           --
----------------------------------------------------------------------------------------------------------------------
                                                                               (497)          (2,698)         (287)
----------------------------------------------------------------------------------------------------------------------
Benefit for income taxes                                                   $ (4,615)       $  (1,181)    $    (341)
======================================================================================================================



A reconciliation of the benefit for income taxes at the Federal statutory rate of 34% in 2000 and 1999, and 35% in 1998, to the reported tax benefit from continuing operations is as follows:


                                                                            2000            1999          1998
(Amounts in thousands)
Provision computed at the Federal statutory rate                         $ (4,709)       $   1,332     $    (276)
State and local income taxes, net of Federal income tax benefit              (374)             121           (44)
Benefit related to GDI restructuring                                           --           (2,858)           --
Permanent differences                                                         188               82           (29)
Other                                                                         280              142             8
------------------------------------------------------------------------------------------------------------------
Benefit for income taxes                                                 $ (4,615)       $  (1,181)    $    (341)
==================================================================================================================

Significant components of deferred income tax assets and liabilities as of December 31, are as follows:

                                                                            2000                          1999
(Amounts in thousands)
DEFERRED TAX ASSETS:
Inventories                                                              $  2,133                      $   2,143
Pensions and deferred compensation                                          2,032                          2,336
Postretirement benefits                                                       269                            387
Allowance for bad debts                                                     1,093                            779
Self-insurance reserves                                                       968                          1,024
Warranty reserves                                                             446                            224
Accrued vacation                                                              632                            616
Other                                                                         551                            473
-------------------------------------------------------------------------------------------------------------------
                  TOTAL DEFERRED TAX ASSETS                                 8,124                          7,982
-------------------------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Depreciation                                                               (2,595)                        (2,578)
Deferred charges                                                             (417)                          (437)
Other                                                                        (335)                          (345)
-------------------------------------------------------------------------------------------------------------------
                  TOTAL DEFERRED TAX LIABILITIES                           (3,347)                        (3,360)
-------------------------------------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                                  $  4,777                      $   4,622
===================================================================================================================


The earnings of the foreign subsidiary are considered permanently reinvested in the foreign operation and, therefore, no provision has been made for U.S. taxes related to this subsidiary. During 1999, the Company's Canadian subsidiary generated a net operating loss carry-forward of $0.4 million, which held a 50% valuation allowance as of December 31, 1999. The valuation allowance was reversed and the benefit of the net operating loss carry-forward was recognized in connection with the sale of the Crown Division Specialty Metal Fabrication segment. No valuation allowance was recognized against the deferred tax asset at December 31, 2000 because the Company believes the deferred tax asset will be realized in the future. (Loss) income before taxes from United States and foreign sources is as follows:


                                                                            2000            1999          1998
(Amounts in thousands)
United States                                                            $(14,301)       $   3,516     $  (1,023)
Foreign                                                                       452              402           235
-------------------------------------------------------------------------------------------------------------------
     (Loss) income before taxes                                          $(13,849)       $   3,918     $    (788)
===================================================================================================================


The Company has state net operating loss carry-forwards that expire at various times.


26  TransPro, Inc. Annual Report

NOTE 6 EARNINGS PER SHARE


The following table sets forth the computation of basic and diluted (loss) earnings per common share:


                                                                                       2000           1999           1998
(Amounts in thousands except per share amounts)
(LOSS) EARNINGS PER COMMON SHARE COMPUTATION

Numerator:

              (LOSS) INCOME FROM CONTINUING OPERATIONS                               $(9,234)       $ 5,099        $  (447)

              Less: preferred stock dividends                                           (142)           (60)           (25)
------------------------------------------------------------------------------------------------------------------------------------
              (Loss) income from continuing operations (attributable)
              available to stockholders                                               (9,376)         5,039           (472)

              Income from discontinued operations, net of tax                            440          1,717          2,094

              Gain on sale of discontinued operations, net of tax                      6,002             --             --
------------------------------------------------------------------------------------------------------------------------------------

              NET (LOSS) INCOME (ATTRIBUTABLE) AVAILABLE TO
              COMMON STOCKHOLDERS                                                     (2,934)         6,756          1,622

              Add back: preferred stock dividend                                          --             60             --
------------------------------------------------------------------------------------------------------------------------------------
              NET (LOSS) INCOME (ATTRIBUTABLE) AVAILABLE TO STOCKHOLDERS
              AND ASSUMED CONVERSIONS                                                $(2,934)       $ 6,816        $ 1,622
====================================================================================================================================

Denominator:

              Weighted average common shares                                           6,590          6,597          6,615

              Non-vested restricted stock                                                (17)           (24)           (24)
------------------------------------------------------------------------------------------------------------------------------------

              DENOMINATOR FOR BASIC EARNINGS PER COMMON SHARE -
              ADJUSTED WEIGHTED AVERAGE COMMON SHARES                                  6,573          6,573          6,591

              Dilutive effect of stock options and restricted non-vested stock            --             19             --

              Dilutive effect of Series B Preferred Stock                                 --            497             --
------------------------------------------------------------------------------------------------------------------------------------
              DENOMINATOR FOR DILUTED EARNINGS PER COMMON SHARE -
              ADJUSTED WEIGHTED AVERAGE COMMON SHARES AND EQUIVALENTS                  6,573          7,089          6,591
====================================================================================================================================
              Basic (loss) earnings per common share:

                    From continuing operations                                       $ (1.43)       $  0.77        $ (0.07)

                    From discontinued operations                                        0.07           0.26           0.32

                    From gain on sale of discontinued operations, including
                    income during the phase out period                                  0.91             --             --
------------------------------------------------------------------------------------------------------------------------------------
              BASIC NET (LOSS) EARNINGS PER COMMON SHARE                             $ (0.45)       $  1.03        $  0.25
====================================================================================================================================
              Diluted (loss) earnings per common share:

                    From continuing operations                                       $ (1.43)       $  0.72        $ (0.07)

                    From discontinued operations                                        0.07           0.24           0.32

                    From gain on sale of discontinued operations, including
                    income during the phase out period                                  0.91             --             --
------------------------------------------------------------------------------------------------------------------------------------
              DILUTED NET (LOSS) EARNINGS PER COMMON SHARE                           $ (0.45)       $  0.96        $  0.25
====================================================================================================================================


The weighted-average basic common shares outstanding was used in the calculation of the diluted loss per common share for continuing operations, as well as the diluted earnings per share from discontinued operations and from the gain on sale from discontinued operations for the years ended December 31, 2000 and 1998 as the use of weighted-average diluted common shares outstanding would have an anti-dilutive effect on the loss per share from continuing operations and the net loss per share for each of the years.

There were outstanding options to purchase common stock excluded from the diluted calculation because their exercise price exceeded the average market price of TransPro common stock during the respective earnings periods. In addition, there were 18,000 and 4,000 shares of non-vested restricted stock and 496,000 and 207,000 shares related to the Series B Convertible Preferred Stock excluded from the 2000 and 1998 diluted calculations, respectively, because they would have been anti-dilutive due to the loss from continuing operations. The shares excluded and the average market prices of the excluded options were as follows:

                                                                                         2000            1999          1998
Options                                                                                394,354          347,115       362,000
Average market prices                                                                $     4.49       $    6.22     $    7.39

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

DEBT: The carrying amounts of the Company's debt either approximate fair value or are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

LETTERS OF CREDIT: The Company utilizes letters of credit to back its industrial revenue bonds, certain insurance policies and certain trade purchases totaling $5.2 million, $3.6 million and $0.4 million, respectively, at December 31, 2000. The letters of credit reflect fair value as a condition of their underlying purpose.

CONCENTRATION OF CREDIT RISK: The Company is subject to a concentration of credit risk primarily with its trade and notes receivable. The Company grants credit to certain customers who meet pre-established credit requirements, and generally requires no collateral from its customers. Estimates of potential credit losses are provided for in the Company's consolidated financial statements and are within management's expectations and industry averages. As of December 31, 2000, the Company had no other significant concentrations of credit risk.

NOTE 8 DEBT

In July 1998, the Company entered into a Revolving Credit Agreement (the "Revolving Credit Agreement") with five banking institutions, which provided for secured borrowings or the issuance of letters of credit in an aggregate amount not to exceed $75 million. The Revolving Credit Agreement was secured by a blanket first perfected security interest in substantially all of the Company's assets, plus a pledge of the stock of the Company's subsidiaries. The Revolving Credit Agreement was due to expire on July 1, 2003.

Available borrowings under the Revolving Credit Agreement were determined by a borrowing base consisting of the Company's eligible (i) accounts receivable,
(ii) inventory and (iii) fixed assets, as adjusted by an advance rate. The aggregate amount of available borrowings under the Revolving Credit Agreement was automatically reduced by $0.5 million at the end of each quarter through June 30, 1999; and then by $1.25 million at the end of each quarter through December 31, 1999.

Amounts borrowed under the Revolving Credit Agreement bore interest at variable rates based, at the Company's option, on either (a) a Eurodollar loan rate, plus an applicable margin based upon the ratio of the Company's total funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), or
(b) the higher of (i) the BankBoston, N.A, base lending rate or (ii) one-half of one percent above the Federal Funds Effective Rate, as defined, plus an applicable margin based upon the ratio of the Company's total funded debt to EBITDA. A commitment fee of .25% or .375% based upon the ratio of the Company's total funded debt to EBITDA on the average daily unused portion of the Revolving Credit Agreement was payable quarterly, in arrears.

The Revolving Credit Agreement contained financial covenants which, among other things, required maintenance of a minimum tangible net worth and interest coverage ratio and a maximum leverage ratio and level of debt to net worth, as well as covenants which placed limits on dividend payments in excess of $2.0 million per year and capital expenditures in excess of 140% of such year's depreciation expense.

On December 29, 1999, the Company entered into the Third Amendment to the Revolving Credit Agreement (the "Third Amendment") to return the amount of secured borrowings or the issuance of letters of credit to the initial aggregate amount of $75.0 million, reschedule the automatic reductions and amend the leverage coverage ratio covenant. Pursuant to the Third Amendment, the aggregate amount of borrowings was to be automatically reduced by $5.0 million on November 30, 2000 and December 31, 2000 and by $1.5 million at the end of each quarter beginning March 31, 2001 through June 30, 2003. On May 1, 2000, the Company entered into the Limited Waiver and Fourth Amendment to Revolving Credit Agreement (the "Limited Waiver and Fourth Amendment"). The Limited Waiver and Fourth Amendment reduced the aggregate amount of secured borrowings or the issuance of letters of credit to $55.0 million, rescheduled the automatic reductions, eliminated the eligibility for early security release and contained certain other amendments, which were effective with the sale of the Crown Divisions in May 2000. Pursuant to the Limited Waiver and Fourth Amendment, the aggregate amount of borrowings would have been automatically reduced by $5.0 million on December 31, 2000, by $5.0 million on December 31, 2001 and by $7.5 million on December 31, 2002. The Limited Waiver and Fourth Amendment also consented to the sale of the Crown Divisions, released any security interest in the Crown assets, released Crown Canada as a guarantor and provided for the elimination of the borrowing base if, on April 10, 2001, no Default or Event of Default existed. Pursuant to the Limited Waiver and Fourth Amendment, the lenders agreed to waive compliance with the leverage ratio, the interest coverage ratio and the liabilities to net worth ratio covenants for the quarter ended March 31, 2000.

At June 30, 2000 and September 30, 2000, the Company was in violation of its interest coverage and leverage ratio covenants. On August 18, 2000, the Company entered into a Forbearance Agreement with the lenders, whereby the lenders agreed to allow the violation of the interest coverage and leverage ratio covenants to continue to exist until September 30, 2000, provided the Company's borrowings and outstanding letters of credit under the Revolving Credit Agreement did not exceed $52 million and the Company met certain other conditions. Pursuant to the Forbearance Agreement, outstanding borrowings under the Revolving Credit Agreement during the forbearance period bore interest as set forth in the Revolving Credit Agreement plus 1/2% per annum.


28 TransPro, Inc. Annual Report

On September 29, 2000, the Company entered into the Second Forbearance Agreement with the lenders, whereby the lenders agreed to allow the violation of the interest coverage and leverage ratio covenants to continue to exist until November 15, 2000, provided the Company's borrowings and outstanding letters of credit under the Revolving Credit Agreement did not exceed $52 million, the borrowing base exceeded the sum of the Company's borrowings plus outstanding letters of credit under the Revolving Credit Agreement by $20 million and the Company met certain other conditions. Pursuant to the Second Forbearance Agreement, outstanding borrowings under the Revolving Credit Agreement during the Forbearance period bore interest as set forth in the Revolving Credit Agreement plus 1/2 percent per annum.

On November 15, 2000, the Company entered into the Third Forbearance Agreement with lenders, whereby the lenders agreed to allow the violation of the interest coverage and leverage ratio covenants to continue to exist until December 20, 2000, provided the Company's borrowings and outstanding letters of credit under the Revolving Credit Agreement did not exceed $52 million, the borrowing base exceeded the sum of the Company's borrowings plus outstanding letters of credit under the Revolving Credit Agreement by $20 million and the Company met certain other conditions.

On December 20, 2000, the Company entered into the Fourth Forbearance Agreement with the lenders, whereby the lenders agreed to allow the violation of the interest coverage and leverage ratio covenants to continue to exist until January 12, 2001 under the same terms and conditions.

Borrowings under the Revolving Credit Agreement are classified as a current liability in the accompanying consolidated balance sheet as of December 31, 2000.


DEBT CONSISTED OF THE FOLLOWING AT DECEMBER 31:

                                                                            2000                          1999
(Amounts in thousands)
Current:
     Revolving credit agreement                                         $   40,042                     $      --
     Unamortized debt expense                                                 (362)                           --
---------------------------------------------------------------------------------------------------------------------
     Total current debt                                                     39,680                            --
Long-term:
     Revolving credit agreement                                                 --                        49,683
     Industrial revenue bonds:
     Floating rate bond due 2013                                             5,000                         5,000
     Floating rate bond due 2010                                                --                         8,000
     Unamortized debt expense                                                 (342)                         (755)
---------------------------------------------------------------------------------------------------------------------
     Total long-term debt                                                    4,658                        61,928
---------------------------------------------------------------------------------------------------------------------
Total debt                                                              $   44,338                     $  61,928
=====================================================================================================================

Total debt outstanding at December 31, 2000 under the Revolving Credit Agreement was $40.0 million. The interest rate on borrowings under the Revolving Credit Agreement approximated 10.5% and 8.5% at December 31, 2000 and 1999, respectively. The weighted average interest rate for the Revolving Credit Agreement approximated 8.85% in 2000 and 6.55% in 1999.

In addition, the Company has Industrial Revenue Bonds totaling $5.0 million at December 31, 2000. The bonds are due in October 2013 and are fully secured by letters of credit. The floating rate industrial revenue bonds bear interest, payable quarterly, at a rate based on a short-term tax-exempt bonds index, as defined in the bonds, and approximated 4.40% and 4.11% at December 31, 2000 and 1999, respectively. The average interest rate for all industrial revenue borrowings approximated 4.18% during 2000 and 3.65% during 1999.

The Company entered into a $65 million Loan and Security Agreement (the "Loan Agreement") on January 4, 2001 with Congress Financial Corporation (New England), an affiliate of First Union National Bank. The Loan Agreement replaces the Company's previous $52 million Revolving Credit Agreement with five banking institutions.

The Loan Agreement provides for secured borrowings or the issuance of letters of credit in an aggregate amount not to exceed $65 million and is comprised of a $60 million Revolving Credit Facility and up to a $5 million Term Loan. The initial term of the Loan Agreement expires on January 5, 2004, with annual extensions thereafter at the option of Congress.

The Loan Agreement is secured by a blanket first perfected security interest in substantially all of the Company's assets plus a pledge of the stock of the Company's subsidiaries. Available borrowings under the Revolving Credit Facility are determined by a borrowing base consisting of the Company's eligible accounts receivable and inventory, as adjusted by an advance rate. The Term Loan is payable in 59 consecutive equal monthly installments of $0.06 million commencing February 1, 2001, with a balloon payment equal to the unpaid balance of the Term Loan due at the end of the initial term. Under the current terms of the Loan Agreement, borrowings under the Revolving Credit Facility would be classified as a current liability according to the accounting rules.

Amounts borrowed under the Loan Agreement bear interest at variable rates based, at the Company's option, on either the Eurodollar rate plus a margin of 2.0%, 2.25% or 2.50% depending on the Company's pretax profit performance, or the First Union National Bank base lending rate. The Loan Agreement requires the maintenance of $74 million of working capital and $67.5 million of net worth at all times and prohibits the payment of common stock dividends.


NOTE 9 COMMITMENTS AND CONTINGENCIES


LEASES: The Company's leases consist primarily of manufacturing and distribution facilities and equipment and expire principally between 2001 and 2005. A number of leases require that the Company pay certain executory costs (taxes, insurance, and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases approximated $4.3 million in 2000 and $4.9 million in 1999. Future minimum rental payments under non-cancelable operating leases as of December 31, 2000 were as follows:


         (Amounts in thousands)
         2001                               $   3,593
         2002                                   2,962
         2003                                   2,216
         2004                                   1,940
         2005                                   1,947
                                            ---------
         Total                              $  12,658
                                            =========

INSURANCE: The Company is self-insured for health care, workers compensation, general liability and product liability up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under its workers compensation and liability policies and has reserved approximately $2.4 million to pay such claims as of December 31, 2000.

LEGAL PROCEEDINGS: Various legal actions are pending against or involve the Company with respect to such matters as product liability, casualty and employment-related claims. In the opinion of management, after review and consultation with counsel, the aggregate liability, if any, that ultimately may be incurred in excess of amounts already provided should not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

SEVERANCE AGREEMENTS: The Company has a Key Employee Severance Policy and has entered into severance agreements with key employees in order to provide financial assistance if employment with the Company is terminated under the circumstances set forth in the policy and the agreements. The policy and agreements provide for formalized severance benefits in the event of non-voluntary termination. The Company recorded severance-related costs of $0.4 million as of December 31, 2000 in connection with a formal separation agreement with the former President and CEO of the Company.

ENVIRONMENTAL MATTERS: The Company is subject to Federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. The Company believes it is reasonably possible that environmental-related liabilities might exist with respect to one industrial site formerly occupied by the Company. Based upon environmental site assessments, the Company believes that the cost of any potential remediation, other than amounts already provided, for which the Company may ultimately be responsible will not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

COLLECTIVE BARGAINING AGREEMENTS: The Company had 1,644 employees at December 31, 2000. Of these employees, 283 were covered by collective bargaining agreements which expire at different times. The Company has successfully renegotiated three collective bargaining agreements over the last several years, but there can be no assurance that work stoppages will not occur in the future.


30 TransPro, Inc. Annual Report

NOTE 10 STOCK COMPENSATION PLANS


STOCK OPTIONS At December 31, 2000, the Company had two stock option plans under which key employees and directors have options to purchase TransPro common stock. Under the 1995 Stock Plan (the "Stock Plan") options are granted at fair market value on the date of grant and are exercisable cumulatively at the rate of 50% two years from the date of grant, 75% three years from the date of grant, and 100% four years from the date of grant. Options granted under the Stock Plan expire 10 years from the date of the grant. Awards of restricted stock may also be granted to key employees under the Stock Plan and may be issued in addition to, or in lieu of stock options. The total number of shares of common stock with respect to which stock options may be granted and restricted shares may be awarded under the Stock Plan shall not exceed 600,000. At December 31, 2000 and 1999, respectively, 487,304 and 504,992 common shares were reserved for stock options and restricted shares granted under the Stock Plan. The weighted average remaining contractual life on outstanding stock options was 6.6 years and 7.6 years at December 31, 2000 and 1999, respectively. The Directors Stock Option Plan (the "Directors Plan") provides for the purchase price per share of common stock for which each option is exercisable to be equal to 100% of the fair market value of the common stock covered thereby on the date of grant. Subject to certain acceleration provisions, each option granted under the Directors Plan will be exercisable 50% after two years from the date of grant, 75% after three years from the date of grant and 100% after four years from the date of grant. Options granted under the Directors Plan expire 10 years from the date of grant. The total number of shares of common stock with respect to which options may be granted under the Directors Plan may not exceed 100,000 shares. At December 31, 2000 and 1999, 77,800 common shares were reserved for stock options granted under the Directors Plan.

The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized in the financial statements. Had compensation cost for the Company's plans been determined based on the fair value at the grant dates for awards under the plans, consistent with Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation," the Company's net (loss) income and (loss) earnings per share would have been (increased) reduced to the pro forma amounts indicated below:

                                                                   2000                  1999                  1998
(Amounts in thousands, except per share amounts)
Net (loss) income               As reported                     $  (2,792)            $   6,816             $   1,647
                                Pro forma                          (3,021)                6,579                 1,484

Basic net (loss) earnings       As reported                         (0.45)                 1.03                  0.25
     per common share           Pro forma                           (0.48)                 0.99                  0.22

Diluted net (loss) earnings     As reported                         (0.45)                 0.96                  0.25
     per common share           Pro forma                           (0.48)                 0.93                  0.22


The fair value of each option grant is estimated for the above disclosure on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                              2000                  1999                  1998
Dividend yield                                                  0%                  2.20%                 2.20%
Expected volatility                                         55.65%                 52.08%                48.77%
Risk-free interest rate                                      4.45%                  6.54%                 4.80%
Expected life                                               6 Years               6 Years               6 Years

Information regarding the Stock Plan and the Directors Plan is as follows:

                                                                                 OPTION PRICE RANGE
                                                                    --------------------------------------------
                                                    NUMBER OF                         WEIGHTED
STOCK PLAN                                           OPTIONS           LOW             AVERAGE           HIGH
-----------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997                     392,767         $ 3.72            $ 7.97           $11.75
Granted                                              112,100           5.88              6.25             7.75
Canceled                                             (64,352)          6.24              7.91            11.75
---------------------------------------------------------------
Outstanding at December 31, 1998                     440,515           3.72              7.64            11.75
Granted                                               97,500           5.50              5.50             5.56
Canceled                                             (57,049)          5.88              7.53            11.75
---------------------------------------------------------------
Outstanding at December 31, 1999                     480,966           3.72              7.22            11.75
Granted                                                   --             --                --               --
Canceled                                             (10,688)          5.88              6.56             8.60
---------------------------------------------------------------
Outstanding at December 31, 2000                     470,278           3.72              7.24            11.75
===============================================================
EXERCISABLE AT DECEMBER 31, 2000                     338,203           3.72              7.74            11.75
===============================================================


                                                                                 OPTION PRICE RANGE
                                                                    --------------------------------------------
                                                    NUMBER OF                         WEIGHTED
DIRECTORS PLAN                                       OPTIONS           LOW             AVERAGE           HIGH
-----------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997                     56,400          $ 7.75           $  9.70           $11.75
Granted                                                  --              --                --               --
---------------------------------------------------------------
Outstanding at December 31, 1998                     56,400            7.75              9.70            11.75
Granted                                              21,400            5.50              5.50             5.50
---------------------------------------------------------------
Outstanding at December 31, 1999                     77,800            5.50              8.54            11.75
Granted                                                  --              --                --               --
---------------------------------------------------------------
Outstanding at December 31, 2000                     77,800            5.50              8.54            11.75
===============================================================
EXERCISABLE AT DECEMBER 31, 2000                     53,725            7.75              9.99            11.75
===============================================================


The weighted-average grant date fair values of options granted during 1999 and 1998 were $2.71 and $2.83; there were no options granted during 2000.


                                                     OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE

                                                     WEIGHTED         WEIGHTED              NUMBER        WEIGHTED
                                                      AVERAGE          AVERAGE            EXERCISABLE      AVERAGE
OPTIONS OUTSTANDING SUMMARY       OUTSTANDING     REMAINING LIFE      EXERCISE               AS OF        EXERCISE
    RANGE OF EXERCISE PRICES      AT 12/31/00       (IN YEARS)          PRICE              12/31/00         PRICE
----------------------------------------------                                            -------------------------------
       $3.72 - $5.88               195,588            8.10            $   5.62               63,938       $   5.67
       $7.50 - $11.75              352,490            5.60                8.43              327,990           8.47
                                   -------                                                  -------
                                   548,078                                                  391,928
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

Compensation expense with respect to all restricted shares amounted to $0.04 million in 2000, $0.05 million in 1999, and $0.1 million in 1998.


     Restricted Stock Awards
     Outstanding at December 31, 1997            50,586
     Awarded                                      4,800
     Vested                                    (12,435)
     Canceled                                  (18,925)
     ---------------------------------------------------
     Outstanding at December 31, 1998            24,026
     Awarded                                         --
     Vested                                          --
     ---------------------------------------------------
     Outstanding at December 31, 1999            24,026
     Awarded                                         --
     Vested                                          --
     Canceled                                   (7,000)
     ---------------------------------------------------
     OUTSTANDING AT DECEMBER 31, 2000            17,026
     ===================================================


32 TransPro, Inc. Annual Report

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


NOTE 12 RETIREMENT AND POSTRETIREMENT PLANS

RETIREMENT PLANS: The Company has noncontributory defined benefit pension plans covering the majority of its full-time U.S. employees. Non-union employees at the Company's GO/DAN Industries, Inc. ("GDI") operations are covered by a cash balance defined benefit plan. Generally, employees become vested in their pension plan benefits after 5 years of employment. The Company maintains a non-qualified retirement plan to supplement benefits for designated employees whose pension plan benefits are limited by the provisions of the Internal Revenue Code. It is the Company's policy to make contributions to qualified retirement plans sufficient to meet the minimum funding requirements of applicable laws and regulations.

The assets of the plans consist principally of equity securities and fixed income instruments.

The Company has recorded an additional minimum liability at the end of each year representing the excess of the accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities. To the extent possible, intangible assets representing unrecognized prior service costs have offset the liabilities. The balance of the liability at the end of the period is reported as a separate reduction of stockholders' equity, net of tax benefits. Prior to 1999, certain union employees of the Company's GDI operations were participants in multi-employer pension plans. GDI made contributions of $13,000 in 1998 to multi-employer pension plans. These contributions were deposited directly to the trustee and are not included in the net periodic pension cost amounts presented in the tables that follow. Currently, the Company has no obligations under any multi-employer pension plans.

POSTRETIREMENT PLANS: The Company provides health care and life insurance benefits for certain retired employees who reach retirement age while working for the Company.

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

The following tables set forth the Company's plans' combined funded status and amounts recognized in the Company's consolidated balance sheets:


                                                                      Retirement Plans                   Postretirement Plans
YEARS ENDED DECEMBER 31,                                          2000               1999              2000              1999
(Amounts in thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at January 1                                 $ 23,190           $ 26,199           $   971           $   951
Plan amendment                                                        --                 --                --               (61)
Service cost                                                         831                979                 2                18
Interest cost                                                      1,751              1,594                59                56
Plan participants' contribution                                       --                 --                --                 8
Actuarial (gain) loss                                                 53             (4,109)              (80)              143
Curtailment loss (gain)                                               47                 --              (169)               --
Actual gross benefits paid                                        (1,699)            (1,473)              (76)             (144)
-----------------------------------------------------------------------------------------------------------------------------------
BENEFIT OBLIGATION AT DECEMBER 31                               $ 24,173           $ 23,190           $   707           $   971
===================================================================================================================================

CHANGE IN PLAN ASSETS
Fair value of plan assets at January 1                          $ 26,480           $ 24,152           $    --           $    --
Actual return on plan assets                                        (637)             3,595                --                --
Company contributions                                                255                206                76               136
Plan participant contributions                                        --                 --                --                 8
Transfer of assets related to sale of Crown Division                  --                 --                --                --
Actual gross benefits paid                                        (1,699)            (1,473)              (76)             (144)
-----------------------------------------------------------------------------------------------------------------------------------
FAIR VALUE OF PLAN ASSETS AT DECEMBER 31                        $ 24,399           $ 26,480           $    --           $    --
===================================================================================================================================

RECONCILIATION OF FUNDED STATUS
Funded status at December 31                                    $    226           $  3,290           $  (707)          $  (971)
Unrecognized transition asset                                         (6)               (34)               --                --
Unrecognized prior service cost (benefit)                            598                631               (57)              (61)
Unrecognized net gain                                             (4,832)            (8,023)             (243)             (203)
-----------------------------------------------------------------------------------------------------------------------------------
ACCRUED BENEFIT COST                                            $ (4,014)          $ (4,136)          $(1,007)          $(1,235)
===================================================================================================================================

AMOUNTS RECOGNIZED IN STATEMENTS OF FINANCIAL POSITION
Prepaid asset                                                   $    282           $    147           $    --           $    --
Accrued benefit liability                                         (5,307)            (4,781)           (1,007)           (1,235)
Intangible asset                                                     726                442                --                --
Accumulated other comprehensive amount                               285                 56                --                --
-----------------------------------------------------------------------------------------------------------------------------------
NET AMOUNT RECOGNIZED AT DECEMBER 31                            $ (4,014)          $ (4,136)          $(1,007)          $(1,235)
===================================================================================================================================


34 TransPro, Inc. Annual Report

                                                                Retirement Plans                        Postretirement Plans
YEAR ENDED DECEMBER 31,                                2000          1999          1998          2000          1999          1998
(Amounts in thousands)
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31
Discount rate                                          7.75%         7.75%         6.50%         7.75%         7.75%         6.50%
Return on assets                                       9.00%         9.00%         9.00%          N/A           N/A           N/A
Initial trend rate                                      N/A           N/A           N/A          8.40%         8.80%         9.20%
Salary progression                                     4.25%         4.25%         4.00%          N/A           N/A           N/A
Ultimate health care trend rate                         N/A           N/A           N/A          5.00%         5.00%         5.00%
Years to ultimate trend                                 N/A           N/A           N/A            10            10            11
Average future working lifetime (in years)            11.15         12.67         16.64           N/A           N/A           N/A


                                                                Retirement Plans                          Postretirement Plans
YEAR ENDED DECEMBER 31,                               2000            1999            1998          2000         1999         1998
(Amounts in thousands)
Components of net periodic benefit cost
Service cost                                        $   831         $   979         $ 1,067         $   2         $ 18         $ 16
Interest cost                                         1,751           1,594           1,981            59           56           65
Expected return on plan assets                       (1,894)         (1,813)         (2,022)           --           --           --
Plan curtailment                                       (458)             --              98          (169)          --           --
Amortization and deferral of net (gain) loss            (97)             72             135           (44)         (34)         (35)
------------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost (benefit)                 $   133         $   832         $ 1,259         $(152)        $ 40         $ 46
------------------------------------------------------------------------------------------------------------------------------------

Assumed healthcare cost trend rates may have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in the assumed healthcare cost trend rates would have the following effects:


(Amounts in thousands)                                             1% POINT INCREASE         1% POINT DECREASE
Effect on total of service and interest cost components                $      3                  $      (3)
Effect on postretirement benefit obligations                           $     37                  $     (34)


The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $8.3 million, $8.3 million and $7.2 million, respectively as of December 31, 2000 and $5.2 million, $5.2 million and $3.7 million, respectively as of December 31, 1999.

As of December 31, 1999 and 1998 the Postretirement Plan accrued benefit liabilities includes approximately $0.1 million and $0.1 million for the Specialty Metal Fabrication segment which was sold during 2000.

In 2000, the Company recorded a $0.5 million curtailment gain and a $0.6 million net settlement loss on its pension liabilities and a $0.2 million curtailment gain on its postretirement benefit liabilities, as a result of the sale of the Specialty Metal Fabrication segment, which were included in the gain on the sale of discontinued operations.

401(K) INVESTMENT PLAN Under the Company's 401(k) Plan, substantially all of the Company's non-union employees and certain union employees are eligible to save, by payroll deductions, a portion of their salaries. Effective January 1, 1996, the amount saved may be invested in the Company's common stock. The Company matches certain percentages of the amounts saved by the employees. The Company's matching contributions to the 401(k) Plan were approximately $0.4 million in 2000, 1999 and 1998, respectively.

NOTE 13 QUARTERLY FINANCIAL DATA (UNAUDITED)

YEAR ENDED DECEMBER 31, 2000                                        1ST QTR           2ND QTR           3RD QTR            4TH QTR
(Amounts in thousands except price and per share amounts)
Sales from continuing operations                                $    48,430        $    53,839        $   53,625         $   47,426
Gross margin                                                          9,689             13,836            12,063              3,916
(Loss) income from continuing operations                             (2,661)             1,023            (1,620)            (5,976)
Income from discontinued operations, net of tax                         440                 --                --                 --
Gain (loss) on sale of discontinued operations, net of tax               --              6,002               187               (187)
Net (loss) income                                                    (2,221)             7,025            (1,433)            (6,163)

Basic net (loss) earnings per common share:
     From continuing operations                                       (0.41)              0.16             (0.25)             (0.93)
     From discontinued operations                                      0.07                 --                --                 --
     From gain (loss) on sale of discontinued operations                 --               0.91              0.03              (0.03)

Diluted net (loss) earnings per common share:
     From continuing operations                                       (0.41)              0.14             (0.25)             (0.93)
     From discontinued operations                                      0.07                 --                --                 --
     From gain (loss) on sale of discontinued operations                 --               0.85              0.03              (0.03)

Market price of common stock:
     High                                                       $     6-1/2          $       6        $   5-3/16         $  3-11/16
     Low                                                             4-3/16              4-1/4            3-1/16              2-1/8


YEAR ENDED DECEMBER 31, 1999                                      1ST QTR            2ND QTR            3RD QTR            4TH QTR
(Amounts in thousands except price and per share amounts)
Sales from continuing operations                                $    46,915        $    54,670        $   58,163         $   45,815
Gross margin                                                         12,669             15,097            15,501             10,768
Income (loss) from continuing operations                                464              4,388             1,248             (1,001)
Income from discontinued operations, net of tax                          41                722               242                712
Net (loss) income                                                       505              5,110             1,490               (289)

Basic net (loss) earnings per common share:
     From continuing operations                                        0.07               0.67              0.19              (0.15)
     From discontinued operations                                      0.01               0.11              0.04               0.11

Diluted net (loss) earnings per common share:
     From continuing operations                                        0.07               0.62              0.18              (0.15)
     From discontinued operations                                        --               0.10              0.03               0.11

Market price of common stock:
     High                                                       $     6-1/4          $   6-3/8        $  7-15/16         $    6-7/8
     Low                                                             4-5/16              4-3/8           4-15/16                  5


The above table summarizes quarterly financial information for 2000 and 1999. In management's opinion, all adjustments (which include only normal recurring adjustments) necessary to present fairly the information for such quarters have been reflected above. Certain amounts may not agree to consolidated annual amounts due to quarterly rounding. The Company normally conducts it's annual physical inventory and records adjustments resulting from the physical counts in the fourth quarter.


36 TransPro, Inc. Annual Report

NOTE 14 ACQUISITIONS


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

Effective August 1, 1998, the Company acquired 100% of the outstanding stock of Evap, an Arlington, Texas manufacturer and distributor of replacement automotive air conditioning parts. Evap's fiscal 1997 sales were $6.6 million. The transaction was structured with an initial purchase price of $6.0 million, consisting of $3.0 million cash at closing and 30,000 shares of TransPro, Inc. Series B Preferred Stock (the "Series B Preferred Stock"), with an opportunity for a maximum additional payout of $3.75 million based upon the future earnings performance of the Evap business. The Company is currently evaluating the additional payout related to the future earnings provisions of the transaction. Concurrent with the purchase, the Company repaid $1.7 million of working capital debt on behalf of Evap. The Company financed the cash portion of the initial purchase price and the working capital debt repayment with borrowings under the Revolving Credit Agreement. The acquisition was accounted for as a purchase and goodwill of $3.3 million, which is being amortized over 20 years, was recorded as part of the transaction. Evap's results are included in the Company's consolidated financial statements from the date of acquisition. The Series B Preferred Stock has an initial liquidation preference of $3.0 million, which is reflected in paid-in capital on the Company's consolidated balance sheet. The potential additional payout based on future earnings will take the form of an increase in the liquidation preference of the Series B Preferred Stock. The Series B Preferred Stock is non-transferable and is entitled to cumulative dividends of 2% per annum during the first year after acquisition, 3.5% per annum during the second year and 5.0% per annum thereafter. The Series B Preferred Stock is convertible into TransPro common stock at the rate of 50% on the third anniversary of the acquisition, an additional 25% on the fourth anniversary and the remaining 25% on the fifth anniversary; it is redeemable after the fifth anniversary at the liquidation preference at the time of redemption. The Series B Preferred Stock is convertible into TransPro common stock based upon the liquidation preference and the market value of TransPro common stock at the time of conversion, as further described in the purchase agreement. The aggregate number of shares of TransPro common stock to be issued upon conversion of all the Series B Preferred Stock may not exceed 7% of the total number of shares of TransPro common stock outstanding, after giving effect to the conversion, as further described in the purchase agreement. The average market value of the TransPro common stock in excess of the 7% limitation, if any, will be paid in cash.

      Consolidated results as of December 31, 1998 on a pro forma basis, assuming the acquisition of Evap as of the beginning of 1998, are as follows:

(Amounts in thousands)                        1998
(Unaudited)
Net sales                                $ 202,883
Gross margin                                48,046
Income from continuing operations              115

Basic earnings per common share
from continuing operations                    0.01

Diluted earnings per common share
from continuing operations                    0.01

NOTE 15 DISPOSITION OF BUSINESS SEGMENT

Effective May 5, 2000, the Company sold substantially all of the assets and liabilities of its Crown Division Specialty Metal Fabrication segment to Leggett & Platt, Incorporated in a transaction valued at $37.5 million, comprised of $28.7 million in cash and the assumption of $8.0 million of Industrial Revenue Bonds due in 2010 and an unfunded pension liability of $0.9 million. The Company recorded a gain of $6.0 million, net of $3.9 million of tax, which is reported as gain on sale of discontinued operations in the consolidated statements of operations. Crown designs and manufactures precision specialty fabricated metal enclosures and components for a variety of telecommunications and industrial applications and designs, manufactures and installs specialized interiors and components for a variety of vans, utility trucks and other specialized vehicles. Net proceeds from the sale were used to reduce outstanding borrowings under the Company's Revolving Credit Agreement.

Revenues from the Specialty Metal Fabrication segment were $56.0 million and $44.5 million for the year ended December 31, 1999 and 1998, respectively. From the measurement date to the date of disposition revenues and income from discontinued operations were $23.9 million and $0.4 million (net of tax of $0.4 million), respectively.

The following table presents the consolidated results of continuing operations for the periods indicated on a pro forma basis, assuming the reduction in debt resulting from the disposition of the Specialty Metal Fabrication segment as if it had occurred on January 1, 1998:

                                                                                 2000              1999             1998
(Unaudited. Amounts in thousands)
Sales                                                                         $ 203,320         $ 205,563         $195,592
Cost of sales                                                                   163,816           151,528          150,351
-------------------------------------------------------------------------------------------------------------------------------
Gross margin                                                                     39,504            54,035           45,241
Selling, general and administrative expense                                      47,131            45,348           42,703
Plant closure and severance costs                                                 1,407               325               --
-------------------------------------------------------------------------------------------------------------------------------
(Loss) income from continuing operations before interest and taxes               (9,034)            8,362            2,538
Interest expense, net                                                             4,290             2,649            1,234
-------------------------------------------------------------------------------------------------------------------------------
(Loss) income from continuing operations before taxes                           (13,324)            5,713            1,304
Provision (benefit) for income taxes                                             (4,440)             (413)             565
-------------------------------------------------------------------------------------------------------------------------------
Net (loss) income from continuing operations                                  $  (8,884)        $   6,126         $    739
===============================================================================================================================
Basic (loss) earnings from continuing operations per common share             $   (1.37)             0.92         $   0.11
Diluted (loss) earnings from continuing operations per common share(1)        $   (1.37)             0.86         $   0.11


(1) The weighted average basic common shares outstanding was used in the calculation of the diluted loss per common share from continuing operations for the year ended December 31, 2000 as the use of weighted average diluted common shares outstanding would have an anti-dilutive effect on the loss per share for the year ended December 31, 2000.


NOTE 16 COMPREHENSIVE INCOME


The following table sets forth the income tax (benefit) or expense related to each item of other comprehensive income:


                                                                  Pre-Tax           Tax (Benefit)        Net-of-Tax
(Amounts in thousands)                                            Amount              Expense              Amount
YEAR ENDED DECEMBER 31, 2000
Minimum pension liability adjustment                            $    (512)          $     (171)         $    (341)
---------------------------------------------------------------------------------------------------------------------
Other comprehensive (loss)                                      $    (512)          $     (171)         $    (341)
=====================================================================================================================
YEAR ENDED DECEMBER 31, 1999
Minimum pension liability adjustment                            $   2,028           $      868          $   1,160
---------------------------------------------------------------------------------------------------------------------
Other comprehensive income                                      $   2,028           $      868          $   1,160
=====================================================================================================================
YEAR ENDED DECEMBER 31, 1998
Minimum pension liability adjustment                            $      30           $       13          $      17
---------------------------------------------------------------------------------------------------------------------
Other comprehensive income                                      $      30           $       13          $      17
=====================================================================================================================


38 TransPro, Inc. Annual Report

Report of Independent Accountants


To the Board of Directors and Stockholders of TransPro, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive (loss) income, changes in stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of TransPro, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP
Hartford, Connecticut
February 27, 2001

STOCK EXCHANGE LISTING
Common Stock: New York Stock Exchange
Ticker Symbol: TPR

REGISTRAR & TRANSFER AGENT
American Stock Transfer & Trust Company
59 Maiden Lane, New York, New York 10038
1-800-937-5449

COUNSEL
Wiggin & Dana, New Haven, Connecticut

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP, Hartford, Connecticut

ANNUAL REPORT DESIGN
Donaldson Makoski Inc, Avon, Connecticut

INVESTOR RELATIONS
Morgen-Walke Associates, Inc., New York, New York

ANNUAL STOCKHOLDERS' MEETING
The Annual Meeting of Stockholders will be held at 11:00 AM on May 2, 2001 at the St. Regis Hotel, Two East 55th Street, New York, New York

FORM 10-K OR ADDITIONAL INFORMATION
If you are requesting the 2000 Annual Report, Form 10-K or other written information, please phone 203-401-6450.

STOCKHOLDERS
As of March 1, 2001, TransPro, Inc., had 6,590,335 shares of common stock outstanding owned by 1,012 holders of record.

CORPORATE OFFICE
TransPro, Inc., 100 Gando Drive, New Haven, Connecticut 06513 203-401-6450

BOARD OF DIRECTORS
William J. Abraham, Jr., Esq., Partner, Foley & Larder
Barry R. Banducci, Chairman of the Board, TransPro, Inc.
Philip Wm. Colburn, Chairman of the Board, Allen Telecom, Inc.
Paul R. Lederer, Former Executive Vice President Worldwide
Aftermarket, Federal-Mogul Corporation
Charles E. Johnson, President and Chief Executive Officer, TransPro, Inc. Sharon M. Oster, Frederic D. Wolfe Professor of Management and
Entrepreneurship, Yale University School of Management
F. Alan Smith, Former Executive Vice President,
General Motors Corporation

CORPORATE OFFICERS
Charles E. Johnson, President and Chief Executive Officer
Jeffrey L. Jackson, Vice President Human Resources and
Assistant Secretary
Timothy E. Coyne, Vice President, Treasurer, Secretary, Corporate
Controller and Chief Financial Officer

DIVISION PRESIDENTS
Charles E. Johnson, Aftermarket Heating and Cooling Systems
John F. Della Ventura, OEM Heat Transfer Systems
Kevin J. O'Connor, Aftermarket Air Conditioning Parts

40  TransPro, Inc. Annual Report

                                      2000




TRANSPRO, INC. 100 Gando Drive, New Haven, Connecticut 06513 USA www.transpro.com